SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-A OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

September 27, 2010

Commission File Number 1-10284

Allied Irish Banks,

public limited company

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Bankcentre, Ballsbridge, Dublin 4, Ireland

(Address of principal executive offices)

David O’Callaghan, Company Secretary

Allied Irish Banks, p.l.c.

Bankcentre, Ballsbridge

Dublin 4, Ireland

Telephone no: +353 1 6600311

(Name, telephone number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (File No. 333-151361) of Allied Irish Banks, public limited company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

Consent of Independent Registered Public Accounting Firm

Forward-looking information

This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements in this Annual Financial Report with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts, and generally use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘may’, ‘could’, ‘will’, ‘seek’, ‘continue’, ‘should’, ‘assume’, or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group’s future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, economic conditions in Ireland and international economic and sector specific conditions, including volatility in the financial markets; the default of a major market participant or negative developments affecting one or more Irish financial institutions; unfavourable economic and market conditions in the Irish property sector; the ability of AIB to access sufficient funding to meet regulatory requirements and its liquidity needs; the uncertainty over the terms of an extension to the Eligible Liabilities Guarantee Scheme (the ‘ELG Scheme’) and the market reaction to the removal of government guarantees; changes in AIB’s credit ratings or the sovereign ratings of Ireland and other countries; customer and counterparty credit quality; the effects of AIB’s participation in the Credit Institutions (Financial Support) Scheme, the National Pensions Reserve Fund Commission Investment, the National Asset Management Agency programme and the ELG Scheme; non-trading interest rates; market risks as well as risks related to interest rates, foreign exchange rates and commodity and equity prices; changes in applicable laws, regulations and taxes in jurisdictions in which AIB operates; conditions that may be imposed by the European Commission following its consideration of the AIB’s restructuring plan; the valuation of certain financial instruments; a change in control; natural and other disasters; and effective management of capital. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. Except as required by the Irish Financial Regulator, the Irish Stock Exchange, the Financial Services Authority, the London Stock Exchange or applicable law, AIB does not have any obligation and expressly disclaims any obligation or undertaking to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. AIB expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this announcement to reflect any change in AIB’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Introduction and explanatory note

On 8 March 2010, AIB filed its Annual Report on Form 20-F for the year ended 31 December 2009 (the “2009 20-F”) with the Securities and Exchange Commission (the “Commission”).

On 30 March 2010, the Group announced that its investments in AIB Group (UK) p.l.c., Bank Zachodni WBK S.A. (“BZWBK”) and M&T Bank Corporation were for sale. Subsequently, Bulgarian American Credit Bank AD was also included in the investments to be disposed of. In line with AIB’s accounting policies, the results attributable to these businesses were shown as discontinued operations in the Group’s unaudited interim condensed consolidated financial statements for the six months ended 30 June 2010.

As a result of the above announcement, which was subsequent to the filing of the 2009 20-F, AIB is furnishing this Form 6-K to re-present its consolidated financial statements for the three years ended 31 December 2009 on a continuing operations basis. This re-presentation does not represent a restatement of previously issued financial statements.(1)

As such, the results of the continuing operations are presented in the income statement for the three years ended 31 December 2009, as heretofore. However, discontinued operations are presented in the income statement for the same periods as a separate amount, comprising the total of the post-tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognised on the measurement to fair value less costs to sell, of the assets/disposal groups constituting discontinued operations. While contained in the re-presented consolidated financial statements in this Form 6-K, the statement of financial position as at 31 December 2009, 2008 and 2007 has not been re-presented.

As a result of the re-presentation of its consolidated financial statements, AIB is also re-presenting certain sections of its 2009 20-F. In the 2009 20-F Financial review section, part 2 is re-presented with “Financial review – Selected financial data” on pages 4 – 5 of this Form 6-K; part 3 is re-presented with “Financial review – Management report” and “Financial review – Divisional commentary” on pages 6 – 31 of this form 6-K; and part 5 is re-presented with “Critical estimates and assumptions” on pages 32 – 34 of this Form 6-K. Further, the 2009 20-F Accounting policies section is re-presented with “Accounting policies” on pages 36 – 56 of this Form 6-K. Integral parts of the 2009 20-F audited financial statements contained in the Financial review section, part 4 (Capital management) and part 10 (Off balance sheet arrangements), have been re-presented and moved into note 50 and note 73 respectively, to the Financial statements of this Form 6-K. Finally, integral parts of the audited financial statements contained in parts 2.3, 3.1, 3.2, 3.3, 3.4 and 3.5 of the 2009 20-F Risk Management section are re-presented with “Financial risk management” on pages 57 – 71 of this Form 6-K.

When reviewing information with respect to AIB’s discontinued operations, it should be noted that AIB has entered into a conditional agreement to sell its interests in BZWBK, which represents substantially all of its Polish business. This transaction is subject to receipt of required regulatory approvals and a range of other closing conditions. The sale of all AIB’s discontinued operations are expected to complete within twelve months of the date of classification as held for sale, although there can be no assurance as to whether, and if so, when such transactions will actually complete.

Contemporaneously with the filing of this report on Form 6-K, AIB proposes to file a further report on Form 6-K with a commentary on the unaudited interim condensed consolidated financial statements for the six months ended 30 June 2010, reflecting the presentation of the continuing operations. The information included in this Form 6-K should be read together with such further report on Form 6-K. This report on Form 6-K should also be read together with the 2009 20-F.

(1)	In 2008 and 2007, the financial statements were restated due to a change in accounting policy for insurance contracts.

Financial review - Selected financial data

The financial information in the tables below for the years ended 31 December 2009, 2008, 2007, 2006 and 2005 has been derived from the audited consolidated financial statements of AIB Group for those periods. AIB Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This information should be read in conjunction with, and is qualified by reference to, the accounting policies adopted, the consolidated financial statements of AIB Group and notes therein for the years ended 31 December 2009, 2008 and 2007 included in this report on Form 6-K. The summary of consolidated income statement re-presents the results of continuing operations, where the results of AIB Group (UK) p.l.c., Bank Zachodni WBK S.A. (“BZWBK”), M&T Bank Corporation and Bulgarian American Credit Bank AD as applicable, are accounted for as discontinued operations net of taxation for all years presented.

Summary of consolidated income statement

	Years ended 31 December
Continuing	2009 € m	Restated(1) 2008 € m	Restated(1) 2007 € m	2006 € m	2005 € m
Net interest income	2,403	2,784	2,367	2,123	1,777
Other income	1,137	677	843	825	717

Total operating income	3,540	3,461	3,210	2,948	2,494
Total operating expenses	1,308	1,577	1,761	1,677	1,427

Operating income before provisions	2,232	1,884	1,449	1,271	1,067
Provisions	4,872	1,492	80	71	107

Operating (loss)/profit	(2,640)	392	1,369	1,200	960
Associated undertakings(1)	(6)	—	10	20	1
Profit on disposal of property	21	8	76	364	12
Construction contract income	1	12	55	96	45
Profit on disposal of businesses(2)	—	68	1	79	5

(Loss)/profit before taxation and non controlling interests in subsidiaries	(2,624)	480	1,511	1,759	1,023
Income tax (income)/expense	(358)	40	225	302	187

(Loss)/profit after taxation – continuing operations	(2,266)	440	1,286	1,457	836
Discontinued operation, net of taxation	(68)	450	783	841	597

Net (loss)/income for the period	(2,334)	890	2,069	2,298	1,433
Non-controlling interests in subsidiaries	79	118	117	113	90
Distributions to RCI holders(3)	44	38	38	38	38

(Loss)/profit attributable to ordinary shareholders	(2,457)	734	1,914	2,147	1,305

Per ordinary share for continuing operations
Basic (loss)/earnings per share	(200.9c )	40.2c	136.9c	160.6c	86.7c
Diluted (loss)/earnings per share	(200.9c )	40.2c	136.1c	159.3c	86.1c
Dividends	—	81.8c	74.3c	67.6c	61.5c

Selected consolidated statement of financial position data

	31 December
	2009 € m	Restated(1) 2008 € m	Restated(1) 2007 € m	2006 € m	2005 € m
Total assets	174,314	182,174	177,888	158,526	133,214

Loans and receivables to banks and customers(4)	131,464	135,755	137,068	120,015	92,361
Deposits by banks, customer accounts and debt securities in issue	147,940	155,996	153,563	136,839	109,520

Dated loan capital	4,261	2,970	2,651	2,668	2,678
Undated loan capital	189	692	813	871	868
Other capital instruments	136	864	1,141	1,205	210
Non-controlling interests in subsidiaries	626	1,344	1,351	1,307	1,248
Shareholders’ funds: other equity interests	389	497	497	497	497
Shareholders’ equity(5)	10,320	8,472	9,356	8,108	6,672

Total capital resources	15,921	14,839	15,809	14,656	12,173

Selected consolidated statement of financial position data (continued)

	31 December
	2009 m	2008 m	2007 m	2006 m	2005 m
Share capital – ordinary shares
Number of shares outstanding	918.4	918.4	918.4	918.4	918.4
Nominal value of € 0.32 per share	€294	€294	€294	€294	€294

Share capital – preference shares
US$ non-cumulative preference shares
Number of shares outstanding	—	—	0.25	0.25	0.25
Nominal value of US$ 25 each	—	—	$6.25	$6.25	$6.25
2009 Preference shares(6)
Number of shares outstanding	3,500	—	—	—	—
Nominal value of € 0.01 per share	€35	—	—	—	—

Other financial data(7)

	31 December
	2009%		Restated(1) 2008%		Restated(1) 2007%	2006%	2005%
Return on average total assets	(1.29)		0.47		1.22	1.63	1.20
Return on average ordinary shareholders’ equity	(24.8)		8.2		21.8	29.0	20.6
Dividend payout ratio	—		36.8		36.3	29.3	43.5
Average ordinary shareholders’ equity as a percentage of average total assets	4.3		4.8		5.2	5.2	5.3
Allowance for loan losses as a percentage of total loans to customers at year-end(4)	4.1		1.4		0.6	0.7	0.8
Net interest margin(8)	1.92		2.21		2.14	2.26	2.38
Tier 1 capital ratio(9)	7.2	(10)	7.4	(10)	7.5	8.2	7.2
Total capital ratio(9)	10.2	(10)	10.5	(10)	10.1	11.1	10.7

(1)

Restated due to change in accounting policy for insurance contracts – see Accounting policies – Basis of preparation and note 37 to the financial statements. The financial information for 2006 and 2005 has not been restated because it was impracticable to do so as the effects of the retrospective restatement are not determinable.

(2)

The profit on disposal of businesses in 2008 relates to a joint venture with First Data Corporation (see note 15 to the financial statements). The profit on disposal of businesses in 2006 of € 79 million includes profit relating to (a) the transfer by Ark Life of investment management contracts pertaining to the sale of Ark Life of € 26 million (tax charge Nil); (b) the sale of AIB’s 50% stake in AIB/BNY Securities Services (Ireland) Ltd of € 51 million (tax charge Nil); and (c) the sale of Ketchum Canada Inc. of € 1 million (tax charge Nil) and (d) the accrual of € 1 million (tax charge € 0.3 million) arising from the sale of the Govett business in 2003.

(3)	The distributions in 2009, 2008, 2007, 2006 and 2005 relate to the Reserve Capital Instruments (see note 22 to the financial statements).
(4)	Loans and receivables to customers includes loans and receivables held for sale to NAMA (see note 24 to the financial statements) as at 31 December 2009.
(5)

Includes both ordinary shareholders’ equity and the 3,500 million preference shares issued to the National Pension Reserve Fund Commission “NPRFC” in May 2009 (see note 50 to the financial statements).

(6)	Preference shares issued to the NPRFC on 13 May 2009.
(7)	The calculation of the average balances includes daily and monthly averages and are considered to be representative of the operations of the Group. The information is presented on a total Group basis.
(8)

Net interest margin represents net interest income as a percentage of average interest earning assets. The net interest margin for the year ended 31 December 2008 reflects a net interest income figure that was adjusted to reflect a 365 day year for comparative purposes.

(9)

The minimum total capital ratio set by the EU Capital Requirements Directive is 8% of which the tier 1 element must be at least 4%. The Irish Financial Services Regulatory Authority (the ‘Financial Regulator’) has issued guidelines for implementation of the requirements of the EC Council Directives on own funds, solvency ratios and capital adequacy in Ireland. The Board of Governors of the Federal Reserve System in the US (the ‘Federal Reserve Board’) guidelines for risk-based capital requirements, applicable to all bank holding companies, require the minimum ratios of tier 1 capital and total capital to risk adjusted assets to be 4% and 8% respectively. Furthermore, the Federal Reserve Board has adopted leverage capital guidelines requiring bank holding companies to maintain a minimum ratio of tier 1 capital to total quarterly average assets (‘tier 1 leverage ratio’) of at least 3%, in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth. All other bank holding companies are expected to maintain a tier 1 leverage ratio at least 1% to 2% above the stated minimum.

(10)	Calculated under Pillar 1 (‘minimum capital requirements’) under the Capital Requirements Directive.

Financial review - Management report

Basis of presentation

The income statement commentary in this management report is on a continuing operations basis. The Group’s continuing operations constitute the businesses AIB will continue to operate following the planned disposals: AIB ROI division, the Capital Markets division and AmCredit which was historically reported within the Central and Eastern Europe division (AmCredit is now reported in Group division). In addition the results of the Group’s continuing operations do not include the results of BZWBK wholesale treasury and certain BZWBK investment banking subsidiaries which were historically reported in the Capital Markets division. The commentary on the consolidated statement of financial position is on a total AIB Group basis as it is not permitted to retrospectively re-present the consolidated statement of financial position.

Overview

2009 was a very challenging year for AIB. Difficult economic conditions in Ireland and globally and significant asset impairments resulted in a material level of credit losses.

Operating profit before provisions was € 2.2 billion compared to € 1.9 billion in 2008. The 2009 profit included a gain of € 623 million from the capital exchange offering(1) completed in June 2009 and € 159 million from an amendment to retirement benefits.

Provisions for loans and receivables were € 4.8 billion; a bad debt charge of 470 basis points with € 3.2 billion of this related to loans that have been identified for potential transfer to the National Asset Management Agency (“NAMA”)(2).

The operating environment continued to be very difficult with both the increased cost of deposits and higher funding costs evident and net interest income decreasing in the period. There has been active management and reduction of the cost base in a period of lower revenue generation and higher credit losses. Total operating income of € 3,540 million in 2009 was up € 79 million compared to € 3,461 million in 2008 (down € 544 million or 16% excluding the gain on capital exchange offering in 2009) with operating expenses down 17%(3) creating a positive income/cost growth rate gap of 1%(4) and a cost income ratio of 36.9%(4) compared with 45.6% in 2008.

The cost reduction of 17% included a retirement benefits amendment of € 159 million related to a change to the basis for which pension benefits are determined, moving from a final salary basis to averaging for five years prior to retirement. Excluding this item, costs were down 7%.

On a total AIB Group basis, AIB’s loan/deposit ratio at 31 December 2009 was 123% (146% including loans held for sale to NAMA) compared to 156% at 30 June 2009 and 140% at 31 December 2008. Gross loans decreased by 19% (a decrease of 2% including loans held for sale to NAMA) and customer deposits as a percentage of funding represented 51% of balance sheet requirement compared with 49% at 30 June 2009 and 54% at 31 December 2008.

During 2009, AIB’s capital position benefited from € 3.5 billion of core tier 1 capital from the Irish Government and € 1.2 billion from the capital exchange offering completed in June 2009. At 31 December 2009, AIB’s equity core tier 1 ratio(5) was 5.0%, core tier 1 capital ratio was 7.9% and total capital ratio was 10.2%.

AIB participates in the guarantee scheme for deposits and specified liabilities implemented by the Irish Government pursuant to the Credit Institutions (Financial Support) Scheme 2008 (‘the CIFS Scheme’) and since 21 January 2010, in the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (‘the ELG Scheme’).

On 12 November 2009, AIB submitted a restructuring plan to the Irish Government in compliance with European Commission requirements in relation to state aid. The requirement followed the € 3.5 billion recapitalisation by the Irish Government on 13 May 2009 and the restructuring plan is currently under review by the European Commission.

During 2009 the European Commission (“EC”) indicated that, in line with its policy and pending its assessment of the Group restructuring plan, the Group should not make coupon payments on its tier 1 and tier 2 capital instruments unless under a binding legal obligation to do so (see note 56 for further details).

On 7 April 2009, the Minister for Finance announced the Government’s intention to establish NAMA and on 22 November 2009, the NAMA Act was enacted providing for the establishment of NAMA. The participation of AIB in the NAMA programme was approved by shareholders at an Extraordinary General Meeting held on 23 December 2009.

Based on Irish Government statements, eligible asset regulations and ongoing interaction with NAMA, the Group estimated at 31 December 2009 that NAMA may acquire from AIB land and development loans and certain associated loans with a gross value of up to approximately € 23 billion (before taking account of € 4.2 billion of loan loss provisions at 31 December 2009).

2009 was also a challenging year for AIB’s discontinued operations, which are discussed on page 19 of this report.

(1)

Of the gain from the capital exchange offering, € 623 million was reflected in the income statement and € 538 million was reflected as a movement in equity giving a total core tier 1 capital gain of € 1.2 billion.

(2)	See note 24 to the financial statements.
(3)	Operating expenses down 7% excluding the gain from the retirement benefits amendment.
(4)	Income/cost growth rate gap -9% and cost income ratio 50.3% excluding retirement benefits amendment and the gain on capital exchange offering.
(5)	Core tier 1 ratio excluding the € 3.5 billion of core tier 1 capital from the Irish Government.

Commentary on results

The income statement commentary in this management report is on a continuing operations basis. The commentary on the consolidated statement of financial position is on a total AIB Group basis as it is not permitted to retrospectively re-present the consolidated statement of financial position.

AIB provides supplemental information of its results on a non-GAAP basis to enable the reader to understand the impact of the underlying performance on earnings per share. In this regard, the Group presents an adjusted earnings per share, to adjust for material items of non-recurring or one-off nature which impact the performance of the organisation in the period under assessment. They are set out below as follows:

Gain on redemption of capital instruments

The capital exchange in June 2009 generated a gain of € 1.2 billion (€ 623 million reflected in the income statement and € 538 million of a movement in equity), equivalent to EUR 130.2c per share.

Interest rate hedge volatility

Under IFRS, the reporting of hedges in place for interest rate volatility (hedging ineffectiveness and derivative volatility) can result in the net recording of a gain/loss in the statement of income. In 2009, this resulted in a decrease in profit before taxation of € 28 million (€ 27 million after taxation of which € 4 million was in continuing operations and € 23 million was in discontinued operations) equivalent to EUR 0.4c in earnings per share for continuing operations and EUR 2.6c in earnings per share for discontinued operations. In 2008, this resulted in an increase in profit before taxation of € 27 million (€ 26 million after taxation of which € 15 million was in continuing operations and € 11 million was in discontinued operations). The impact of hedge volatility was negligible in 2007 (profit of € 2 million after tax for continuing operations offset by a loss of € 2 million after tax for discontinued operations).

Business acquisitions/disposals

There were no disposals of businesses during 2009.

In January 2008, an arrangement with First Data Corporation was finalised. This arrangement involved the disposal of the Group’s merchant acquiring businesses which comprised property, plant and equipment amounting to € 3 million and merchant contracts which are intangible assets and had not been recorded in the books due to IFRS transitional rules. These assets were acquired by a group operating under the name AIB Merchant Services in which AIB Group holds a 49.9% share, with First Data Corporation holding 50.1%. The transaction gave rise to a profit on disposal of € 68 million before tax (tax charge: Nil) or EUR 7.7c for continuing operations and € 38 million before tax (tax charge: Nil) or EUR 4.3c for discontinued operations.

Strategic property disposals

In 2005, AIB began a programme of sale and leaseback transactions on a number of branches and its headquarter location in Ireland.

As part of this programme, during 2009, income of € 22 million of which € 20 million relates to continuing operations and € 2 million relates to discontinued operations (€ 16 million after taxation for continuing operations and € 2 million after taxation for discontinued operations) was recorded of which profit on disposal of property amounted to € 21 million of which € 19 million relates to continuing operations and € 2 million relates to discontinued operations (€ 17 million after tax of which € 15 million relates to continuing operations and € 2 million relates to discontinued operations) and construction contract income amounted to € 1 million (€ 1 million after taxation for continuing operations). In total, strategic property disposals contributed EUR 1.8c to earnings per share in 2009.

During 2008, income of € 14 million (€ 12 million after taxation) was recorded in continuing operations of which profit on disposal of property amounted to € 2 million (€ 1 million after taxation) and construction contract income amounted to 12 million (€ 11 million after taxation). In total, strategic property disposals contributed EUR 1.4c to earnings per share in 2008.

During 2007, income of € 119 million (€ 106 million after taxation) was recorded in continuing operations of which profit on disposal of property amounted to € 64 million (€ 58 million after taxation) and construction contract income amounted to € 55 million (€ 48 million after taxation). In total, strategic property disposals contributed EUR 12.1c to earnings per share in 2007.

Financial review - Management report (continued)

Key performance indicators

The Group uses the following performance indicators in assessing the performance of the business: adjusted EPS; cost income ratio; bad debt provision charge and impaired loans as a percentage of total loans. The commentary in this section discusses performance in relation to these metrics.

Earnings per share

Basic (loss)/earnings per share	2009 EUR c	Restated(1) 2008 EUR c	Restated(1) 2007 EUR c
Continuing operations	(200.9)	40.2	136.9
Discontinued operations	(14.3)	43.2	81.4

Basic (loss)/earnings per share	(215.2)	83.4	218.3

2009 v 2008

Basic loss per share for continuing operations was EUR 200.9c in the year ended 31 December 2009 compared to basic earnings per share for continuing operations of EUR 40.2c in 2008, a decrease of EUR 241.1c. The basic loss per share for discontinued operations was EUR 14.3c in the year ended 31 December 2009 compared to basic earnings per share of EUR 43.2c in 2008, a decrease of EUR 57.5c. The total basic loss per share was EUR 215.2c in the year to 31 December 2009 compared to basic earnings per share of EUR 83.4c in 2008. When the total basic loss per share for the year ended 31 December 2009 is adjusted for the loss on hedge volatility of EUR 3.0c, the profit relating to strategic property disposals of EUR 2.0c and the gain on redemption of capital instruments of EUR 130.2c, the total adjusted loss per share was EUR 344.4c in 2009. This was a decrease of EUR 411.4c on a total adjusted earnings per share for 2008 of EUR 67.0c.

2008 v 2007

Basic earnings per share for continuing operations was EUR 40.2c in the year ended 31 December 2008 compared to EUR 136.9c in 2007, a decrease of EUR 96.7c. Basic earnings per share for discontinued operations was EUR 43.2c in the year ended 31 December 2008 compared to EUR 81.4c in 2007, a decrease of EUR 38.2c. The total basic earnings per share was EUR 83.4c in the year ended 31 December 2008 compared to EUR 218.3c in 2007, a decrease of EUR 134.9c. When the total earnings per share for the year ended 31 December 2008 is adjusted for the gain on hedge volatility of EUR 3.0c, profit on disposal of business of EUR 12.0c and the profit relating to strategic property disposals of EUR 1.4c, the total adjusted earnings per share was EUR 67.0c in 2008. This was a decrease of EUR 139.2c, or 68% on the total adjusted earnings per share for 2007 of EUR 206.2c, when adjusted for the gain arising from strategic property disposals of EUR 12.1c.

(1)	Restated due to change in accounting policy for insurance contracts - see Accounting Policies – Basis of preparation.

Net interest income

Net interest income	2009 € m	2008 € m	2007 € m

Net interest income	2,403	2,784	2,367

2009 v 2008

Net interest income was € 2,403 million in 2009, compared to € 2,784 million in 2008, a reduction of € 381 million or 14%.

Weak demand for credit resulted in loans being lower than in 2008. Gross loans to customers at 31 December 2009 reduced by 2% (including NAMA loans) and customer accounts decreased by 9% since 31 December 2008 (details of loan and deposit growth by division are contained on pages 20 and 21).

The decrease in net interest income mainly reflects the significantly increased cost of customer deposits in a highly competitive marketplace, higher wholesale funding costs and a lower return on invested capital partly offset by higher loan margins and a higher treasury margin.

2008 v 2007

Net interest income was € 2,784 million in 2008, compared to € 2,367 million in 2007, an increase of € 417 million or 18%.

The increase in net interest income mainly related to higher treasury income, principally arising from interest rate and liquidity management activities benefiting from lower US dollar interest rates compared with higher euro based lending rates. The net interest income benefit of borrowing in US dollars and converting to euro had approximately € 150 million positive impact on net interest income and was offset by the cross currency swap cost which is reported in trading income on the other income line in the income statement. In addition, Treasury’s positioning in interest rate markets had a positive impact on net interest income. Higher funding costs had a negative impact on interest income in the period.

Other income

The following table shows other income for the years ended 31 December 2009, 2008 and 2007.

Other income	Year 2009 € m	Capital exchange € m	Year 2009 excluding capital exchange € m	Year 2008 € m	Year 2007 € m
Dividend income	4	—	4	6	14
Banking fees and commissions	445	—	445	505	655
Investment banking and asset management fees	111	—	111	120	176
Fee and commission income	556	—	556	625	831
Irish Government guarantee scheme	(120)	—	(120)	(23)	—
Other fee and commission expense	(35)	—	(35)	(45)	(120)
Less: Fee and commission expense	(155)	—	(155)	(68)	(120)
Trading (loss)/income	(76)	—	(76)	(73)	33
Interest rate hedge volatility	(4)	—	(4)	15	2
Net trading (loss)/income	(80)	—	(80)	(58)	35
Gain on redemption of subordinated liabilities and other capital instruments	623	(623)	—	—	—
Other operating income	189	—	189	172	83

Total other income	1,137	(623)	514	677	843

2009 v 2008

Other income was € 1,137 million in 2009 compared with € 677 million in 2008, an increase of € 460 million or 68%. The increase included a € 623 million gain on redemption of subordinated liabilities from the capital exchange offering. Excluding this gain, other income in 2009 was € 514 million compared with € 677 million in 2008, a decrease of € 163 million or 24%. This decrease included the negative impact of interest rate hedge volatility between 2008 and 2009 of € 19 million, excluding this factor other income was down € 144 million or 22% compared with 2008.

This reflected weaker economic conditions in Ireland and the markets in which AIB operates, lower revenues from investment banking and wealth management activities and the € 120 million cost of the Irish Government guarantee scheme in 2009 (€ 23 million in 2008). The decline of these other income elements was partly offset by higher profit on disposal of available for sale debt securities.

Banking fees and commissions decreased by € 60 million or 12% reflecting lower business volumes and activity.

Financial review - Management report (continued)

Other income (continued)

Investment banking and asset management fees were down € 9 million or 8% in 2009 due to lower asset management income. The increase in fee and commission expense was due to the cost of the Irish Government guarantee scheme where 2009 has the full year costs of the schemes compared with a one quarter charge in 2008.

Trading income excludes interest payable and receivable arising from hedging and the funding of trading activities, which are included in net interest income. In 2009 there was a fair value charge of € 73 million to trading income in relation to the structured securities portfolio, while the charge was € 53 million in 2008.

Other operating income in 2009 was € 189 million compared with € 172 million in 2008. Profit from the disposal of available for sale debt securities of € 167 million was recorded in 2009. 2008 included € 74 million profit on disposal of available for sale debt securities and profit on disposal of available for sale equity shares of € 49 million, including the profit on sale of Visa and MasterCard shares.

2008 v 2007

In the year ended 31 December 2008, other income was € 677 million, compared with € 843 million for the year ended 31 December 2007, a decrease of € 166 million or 20%. This decrease mainly reflected the cost of cross currency swaps used to manage liquidity (cost of approximately € 150 million offset in net interest income – see previous page), lower revenues from asset management and wealth management activities, the € 23 million cost of the Irish Government guarantee which commenced in October 2008 and the disposal of 50.1% of AIB’s merchant acquiring business. The decline of these income elements was partly offset by growth in customer treasury fees.

Banking fees and commissions decreased by € 150 million or 23% in 2008 reflecting the disposal of 50.1% of AIB’s merchant acquiring business.

Investment banking and asset management fees were down € 56 million or 32% in 2008 due to a lower level of stockbroking income and lower asset management income as a result of lower managed funds.

Fee and commission expense in 2008 includes an amount of € 23 million in relation to the Irish Government guarantee scheme. The decrease in fee and commission expense in 2008 was primarily due to the disposal of AIB’s merchant acquiring businesses with a full year’s commission expense recorded in 2007.

Trading income was a negative € 73 million in 2008 due in part to the cost of cross currency swaps used to manage liquidity (offset in net interest income as stated on the previous page) and also reflecting the fair value impacts on bond assets in difficult trading conditions. Trading income excludes interest payable and receivable arising from hedging and the funding of trading activities, which is included in net interest income. Accordingly, the above trading income does not reflect the full extent of trading activities, which are mainly in Global Treasury. The trading income out-turn also included valuation charges in the structured securities portfolio (€ 36 million). In addition there was a charge to income of € 17 million in the CDO portfolio arising from the disposal of the only transaction that contained an element of subprime in this portfolio.

Other operating income of € 172 million in 2008 includes profit of € 74 million on available for sale debt securities and profit on disposal of available for sale equity shares of € 49 million, including the profit on Visa and MasterCard shares. Other operating income of € 83 million in 2007 includes € 40 million profit on the sale of a trade investment in Investment Banking.

Total operating expenses

The following table shows operating expenses for the years ended 31 December 2009, 2008 and 2007.

Operating expenses	2009 € m	2008 € m	2007 € m
Personnel expenses	767	980	1,165
General and administrative expenses	421	468	496
Depreciation(1) /amortisation(2)	120	129	100

Total operating expenses	1,308	1,577	1,761

(1)	Depreciation of property, plant and equipment.
(2)	Impairment and amortisation of intangible assets.

2009 v 2008

Operating expenses were € 1,308 million in 2009, a decrease of € 269 million or 17% when compared to € 1,577 million in 2008. This decrease included a gain of € 159 million from an amendment to retirement benefits excluding which costs decreased by € 110 million or 7%. This reflected a strong focus on cost management as a key priority in a period of slower economic conditions and a difficult revenue generation environment. The cost savings achieved in 2009 were in addition to cost savings of 10% in 2008. The decrease in costs was achieved notwithstanding costs in 2009 associated with the preparation for participation in NAMA (€ 28 million).

Personnel expenses in 2009 were € 767 million, a reduction of € 213 million or 22% compared with € 980 million in 2008. This reflected the gain of € 159 million from the retirement benefits amendment, a reduction in staff numbers during 2009, lower variable staff compensation costs and tight management of all expense categories. General and administrative expenses of € 421 million in 2009 were € 47 million or 10% lower than € 468 million in 2008 due to cost saving initiatives and the ongoing monitoring of costs throughout the Group. Depreciation/amortisation of € 120 million in 2009 was 7% lower than € 129 million in 2008. Amortisation in 2008 included an impairment charge of € 15 million in relation to the investment in AmCredit.

2008 v 2007

In the year ended 31 December 2008, operating expenses were € 1,577 million, compared with € 1,761 million for the year ended 31 December 2007, a decrease of € 184 million or 10%. This reflects a focus on cost management in a period of slower economic conditions and slower revenue generation. There was a significant decrease in variable compensation and other cost reductions were achieved across a number of expense categories reflecting the Group’s ability to proactively respond to changing economic conditions.

Personnel expenses in 2008 were € 980 million, a reduction of € 185 million or 16% compared with 2007, reflecting a decrease in variable staff compensation costs and tight management of all expense categories. General and administrative expenses of € 468 million were € 28 million or 6% lower than 2007 due to a focus on management of all expense categories. Depreciation/amortisation of € 129 million increased by 29% compared with 2007 due to project and investment spend in recent years and an impairment charge of € 15 million in relation to the investment in AmCredit.

Productivity improved with the cost income ratio(1) reducing from 54.9% in 2007 to 45.6% in 2008.

(1)	The cost income ratio is total operating income as a percentage of total operating expenses.

Financial review - Management report (continued)

Asset quality

Unless otherwise stated, total customer loans in the following commentary refers to loans and receivables to customers including loans held for sale to NAMA as at 31 December 2009. As previously stated, the Statement of Financial Position data such as customer loans, has not been re-presented. Therefore, the following discussion reflects loans and receivables on a total AIB Group basis.

The table below shows the ratings profile of AIB’s loan book.

Loans and receivables to customers Ratings profiles - masterscale grade	2009(1) € m	2008 € m	2007 € m
1 to 3	19,174	20,924	24,181
4 to 10	66,974	93,477	94,681
11 to 13	9,178	5,896	3,094
	95,326	120,297	121,956
Past due but not impaired	4,785	8,875	5,711
Impaired(2)	6,496	2,991	1,049

	106,607	132,163	128,716
Unearned income	(279)	(382)	(371)
Provisions	(2,987)	(2,292)	(742)

Loans and receivables to customers	103,341	129,489	127,603

(1)	Loans and receivables to customers at 31 December 2009 exclude loans held for sale to NAMA.
(2)	Total impaired loans at 31 December 2009 were € 17,453 million including the € 6,496 million in the table above and €10,957 million in relation to loans held for sale to NAMA in the following table.

Loans and receivables held for sale to NAMA Ratings profiles - masterscale grade	2009 € m	2008 € m	2007 € m
1 to 3	21	—	—
4 to 10	7,665	—	—
11 to 13	2,684	—	—
	10,370	—	—
Past due but not impaired	1,868	—	—
Impaired	10,957	—	—

	23,195	—	—
Provisions	(4,165)	—	—

Loans and receivables to customers held for sale to NAMA	19,030	—	—

The Group’s rating systems consist of a number of individual rating tools in use across the Group designed to assess the risk within particular portfolios. These rating tools are calibrated to meet the needs of individual business units in managing their portfolios. All rating tools are built to a Group standard and independently validated by Group. The identification of loans for specific impairment assessment is driven by the Group’s rating systems. In addition, the ratings profiles are one of the factors that are referenced in determining the appropriate level of incurred but not reported (“IBNR”) provisions. The Group uses a 13 point Group ratings masterscale to provide a common and consistent framework for aggregating, comparing and reporting exposures, on a consolidated basis, across all lending portfolios. The masterscale, which is not in itself a rating tool, is probability of default (“PD”) based and is not used in provision methodologies. The masterscale consists of a series of PD ranges between 0% and 100% (where 100% indicates a borrowing already in default) and facilitates the aggregation of borrowers for comparison and reporting that have been rated on any of the individual rating tools in use across the Group. A recalibration of a rating tool can result in a change in the PD attached to an individual grade and hence can result in a change to the masterscale profile at portfolio level.

Asset quality (continued)

Grades 1 – 3 would typically include strong corporate and commercial lending combined with elements of the retail portfolios and residential mortgages.

Grades 4 – 10 would typically include new business written and existing satisfactorily performing exposures across all portfolios. The lower end of this category (Grade 10) includes a portion of the Group’s criticised loans (i.e. loans requiring additional management attention over and above that normally required for the loan type). In the table on the following page, impaired loans and those loans that are past due but not impaired are identified separately.

Grades 11 – 13 contain the remainder of the Group’s criticised loans, excluding impaired loans, together with loans written at a high PD where there is a commensurate higher margin for the risk taken.

2009 v 2008

The Group’s total criticised loans and receivables to customers amounted to € 38.2 billion at 31 December 2009, comprising € 16.4 billion of loans and receivables held for sale to NAMA and € 21.8 billion for loans and receivables to customers.

The Group’s criticised loans held for sale to NAMA of € 16.4 billion (detailed below) are distributed in the table on the following page as follows: € 1.4 billion in grades 4 – 10; € 2.7 billion in grades 11 – 13; € 1.3 billion in past due but not impaired; and all of the impaired loans of € 11.0 billion. Included in loans and receivables are approximately € 23 billion which are held for sale to NAMA of which 71% are criticised. These criticised loans largely relate to land and development loans with the remaining related to NAMA associated loans mainly in the distribution, other services and personal sectors.

The Group’s criticised loans of € 21.8 billion (excluding loans held for sale to NAMA) are distributed in the table on the following page as follows: € 4.1 billion in grades 4 – 10; € 8.6 billion in grades 11 – 13; € 2.6 billion in past due but not impaired; and all of the impaired loans of € 6.5 billion.

2008 v 2007

Impaired loans and those loans which are past due but not impaired have been excluded from the relevant grade profiles (1 – 13) and identified separately. The downward shift in Grades 1 – 3 evident in 2008 is largely due to a recalibration of the Internal Ratings Based approach (“IRB”) mortgage models in ROI during the first half of 2008, which resulted in € 5.2 billion coming out of grades 1 – 3 and into grades 4 – 10 and 11 – 13 and does not reflect a change in the credit quality of the underlying borrowers. The Group’s criticised loans of € 15.5 billion are distributed in the table on the following page, as follows: € 3.8 billion in grades 4 – 10; € 4.1 billion in grades 11 – 13; € 4.6 billion in past due but not impaired; and all of the impaired loans of € 3.0 billion. Of the € 8.9 billion in the past due but not impaired loans, € 6.1 billion is in the 1 to 30 days past due category (€ 4.5 billion in December 2007) where a high percentage of loans do not migrate further but return to current status.

Financial review - Management report (continued)

Asset quality (continued)

The following tables show criticised loans held for sale to NAMA and within the total loan book. Criticised loans include watch, vulnerable and impaired loans and are defined as follows:

Watch: credit exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cashflow.

Vulnerable: credit where repayment is in jeopardy from normal cash flow and may be dependent on other sources.

Impaired: a loan is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the assets (a ‘loss event’) and that loss event (or events) has an impact such that the present value of future cash flows is less than the current carrying value of the financial asset or group of assets i.e. requires a provision to be raised through the profit and loss.

	2009
Criticised loans by division (held for sale to NAMA)	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	% of total gross loans
AIB Bank ROI	2,298	2,122	10,114	14,534	75.0
Capital Markets	—	36	—	36	6.6
AIB Bank UK	457	498	843	1,798	55.1
CEE	—	—	—	—	—

AIB Group	2,755	2,656	10,957	16,368	70.6

	2009
Criticised loans by division (total)	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	% of total gross loans
AIB Bank ROI	8,528	5,540	14,620	28,688	36.9
Capital Markets	241	447	559	1,247	5.5
AIB Bank UK	2,349	2,376	1,755	6,480	31.8
CEE	1,002	241	519	1,762	20.1

AIB Group	12,120	8,604	17,453	38,177	29.4

	2008
Criticised loans by division	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	% of total gross loans
AIB Bank ROI	6,276	2,995	1,862	11,133	14.5
Capital Markets	190	141	338	669	2.6
AIB Bank UK	1,506	984	522	3,012	15.2
CEE	200	182	269	651	7.4

AIB Group	8,172	4,302	2,991	15,465	11.7

	2007
Criticised loans by division	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	% of total gross loans
AIB Bank ROI	2,958	906	511	4,375	6.1
Capital Markets	189	—	77	266	1.0
AIB Bank UK	1,182	394	274	1,850	7.7
CEE	77	27	187	291	4.3

AIB Group	4,406	1,327	1,049	6,782	5.3

2009 v 2008

The Group’s total criticised loans at 31 December 2009 were € 38.2 billion or 29.4% of total customer loans (€ 33.4 billion or 25% at 30 June 2009 and € 15.5 billion or 11.7% of loans at 31 December 2008).

Within total criticised loans, there has been a very significant increase in total Group watch/vulnerable loans which amount to € 20.7 billion (15.9% of total customer loans) up from € 12.5 billion (9.5% of total customer loans) at 31 December 2008. The pace of increase into criticised slowed during the second half of the year. This reflected the significant portion of the loan book already criticised rather than a material improvement in its quality.

Asset quality (continued)

AIB Bank ROI represented 77% of the increase in criticised loans and while heavily influenced by the downgrade of cases in the property and construction sector, there were also significant increases in the hotels, licensed trade and motor trade sub-sectors in the period. Levels of arrears also increased in the residential mortgage portfolio with 91+ days arrears at 1.96% up from 0.70% at December 2008 with arrears on the buy-to-let portfolio which represented approximately 29% of the portfolio at over twice the level of owner occupier arrears. The increased arrears levels reflected the impact of increased unemployment, however they are below industry average.

Capital Markets accounted for 3% of the increase of criticised loans, spread across a number of geographies and sectors, impacted by the downturn in the markets in which the division operates.

AIB Bank UK accounted for 15% of the increase in criticised loans in the period, influenced by continuing low levels of activity and weak asset prices in the property and construction portfolio and the deteriorating trend in the leisure sector, particularly in the licensed trade sub-sector.

CEE represented 5% of the increase in criticised loans which is largely impacted by the introduction of a broader definition of watch loans in Poland with the remaining increase due to deterioration in the property market in that region and an increase in arrears in the personal portfolio.

In the second half of 2008 and through 2009, AIB deployed significant additional experienced credit personnel to manage the increased level of criticised loans particularly in AIB Bank ROI and their objective is the proactive management, in terms of earlier identification and more intensive management, of problem loans, with a view to minimising the loss impact of borrower failure.

Following transfer of loans and receivables to NAMA, AIB Bank ROI division’s loans and receivables at approximately € 58 billion will represent approximately 55% of the Group’s loan portfolio comprising € 27 billion in residential mortgages, € 12.8 billion in property and construction loans, € 12.6 billion in non-property loans and a further € 6 billion in the personal sector.

Of the € 12.8 billion in the property and construction sector, € 5.4 billion (42%) is in criticised grades, including € 2.2 billion in impaired loans. Specific provisions of € 0.5 billion are held for these loans providing cover of 23% with total provisions to total loans of 6.1%.

Included in the € 12.6 billion in non-property loans are the following main sub-sectors: hotels € 1.6 billion; licenced trade € 1.1 billion; retail € 1.6 billion; motor trade € 0.3 billion; other services € 2.9 billion; and agriculture € 1.9 billion. Of the € 12.6 billion in non-property and the € 6 billion in the personal sector, 33% are in the criticised grades, including € 1.9 billion in impaired loans. Specific provisions of € 0.9 billion providing 47% cover are held for this portfolio, with total provisions to total loans (€ 18.6 billion) of 6.5%.

2008 v 2007

The Group’s total criticised loans at 31 December 2008 were € 15.5 billion or 11.7% of loans and receivables to customers (€ 6.8 billion or 5.3% of loans at 31 December 2007).

While there were increases in watch and vulnerable loans across all divisions, AIB Bank ROI represented 80% of the increase, heavily influenced by the downgrade of cases in the property and construction sector, while AIB Bank UK accounted for 14% of the total increase, also influenced by downgrade migrations in the property and construction portfolio. 71% of the increase in criticised loans of € 6.8 billion in AIB Bank ROI related to property loans. In AIB Bank UK, 82% of the increase in criticised loans of € 1.2 billion related to property. The increase of € 0.4 billion in criticised loans in Capital Markets was spread across all geographies and sectors. In CEE, 41% of the increase in criticised loans related to the property portfolio in Poland with increases also evident in the retail portfolio. During the period significant additional resources have been deployed to manage the increased level of criticised loans. These resources have been largely deployed to specialist workout units, who apply objective case assessment and work with borrowers to minimise losses.

The following tables show impaired loan balances by division and as a percentage of customer loans.

	2009			2008	2007
Impaired loans by division	NAMA € m	Non NAMA € m	Total € m	Total € m	Total € m
AIB Bank ROI	10,114	4,506	14,620	1,862	511
Capital Markets	—	559	559	338	77
AIB Bank UK	843	912	1,755	522	274
CEE	—	519	519	269	187

AIB Group	10,957	6,496	17,453	2,991	1,049

Financial review - Management report (continued)

Asset quality (continued)

	2009			2008	2007
Impaired loans by division as a % of total gross loans	NAMA %	Non NAMA %	Total %	Total %	Total %
AIB Bank ROI	52.2	7.7	18.9	2.4	0.7
Capital Markets	—	2.5	2.5	1.3	0.3
AIB Bank UK	25.8	5.3	8.6	2.6	1.1
CEE	—	5.9	5.9	3.1	2.8

AIB Group	47.2	6.1	13.5	2.3	0.8

2009 v 2008

Group impaired loans as a percentage of total customer loans increased significantly to 13.5%, up from 2.3% at 31 December 2008. This increase reflects the considerable and continued deterioration in the markets in which the Group operates, primarily the ROI property market and to a lesser extent the UK, with contagion into other sectors also evident. Property & construction impaired loans constitute 77% of total Group impaired loans.

€ 11 billion or 63% of Group impaired loans relate to loans and receivables held for sale to NAMA and represent 47% of total NAMA eligible assets of up to approximately € 23 billion.

Impaired loans in AIB Bank ROI increased to 18.9% of total customer loans up from 2.4% at 31 December 2008, heavily impacted by the continuing and severe downturn in the property sector with little activity and reduced asset prices across the industry. Loans to the property sector now account for 81% of divisional impaired loans compared with 60% at 31 December 2008, with the majority of the impaired loans relating to the land/development sub-sectors. However other sectors which are also showing signs of pressure are residential mortgages and distribution (which includes hotels, licensed trade and motor trade) where impaired loans amount to 1.75% and 17.2% up from 0.64% and 2.3% respectively in 2008.

€ 10.1 billion representing 52% of the € 19.4 billion of loans and receivables in AIB Bank ROI division held for sale to NAMA are impaired. 96% of these impaired loans relate to the property and construction sector with the remainder relating to associated impaired loans in the distribution and personal sectors.

Impaired loans in Capital Markets increased to 2.5% of total customer loans, up from 1.3% at 31 December 2008 spread across portfolios and geographies, in particular in the property and other services sectors in the US and the financial sector where a small number of large cases and some structured securities were downgraded to impaired status in the period. At 31 December 2009, there were no impaired loans in the € 550 million portfolio of loans held available for sale to NAMA.

In AIB Bank UK, impaired loans increased to 8.6% of total customer loans compared with 2.6% at 31 December 2008. There were increases across a number of sectors, particularly the property and leisure sectors. € 843 million representing 25.8% of the loans and receivables held for sale to NAMA of € 3.3 billion are impaired and in the main relate to land and development exposures of € 2.3 billion. Other NAMA associated impaired loans are in the property investment, financial and other services sectors.

Impaired loans in Poland increased to 5.5% of total customer loans up from 2.9% at 31 December 2008 primarily reflecting the slowdown in the property sector in the period but also impacted by increased impairment in personal sector credits. Impaired loans in AmCredit at € 42 million or 47% of total customer loans at 31 December 2009 increased from € 19 million at 31 December 2008 and continue to be impacted by the severe downturn in the residential property market in the Baltic region. CEE impaired loans were 5.9% of total customer loans compared with 3.1% at 31 December 2008.

2008 v 2007

Impaired loans as a percentage of total customer loans increased to 2.3% as at 31 December 2008 from 0.8% as at 31 December 2007. This increase reflects the severe deterioration in the markets in which the Group operates and in particular the downturn in the property markets in ROI and UK.

Impaired loans in AIB Bank ROI increased to 2.4% of total customer loans at 31 December 2008 from 0.7% at 31 December 2007 impacted by the downturn in the property sector. Loans to the property sector accounted for 60% of divisional impaired loans compared with 24% at 31 December 2007, with the majority of the impaired loans relating to the land/development sub-sectors.

Impaired loans in Capital Markets increased to 1.3% of loans at 31 December 2008 from 0.3% at 31 December 2007 spread across a number of different geographies and in particular the manufacturing, energy, and property sectors.

In AIB Bank UK, impaired loans increased to 2.6% of total customer loans compared with 1.1% at 31 December 2007. There were increases in a number of sectors particularly in the property, manufacturing and distribution sectors.

Impaired loans in Poland increased to 2.9% of total customer loans up slightly from 2.8% at 31 December 2007. Impaired loans in AmCredit were € 19 million or 16.8% of total customer loans at 31 December 2008 impacted by the severe downturn in the residential property market. CEE impaired loans were 3.1% of total customer loans at 31 December 2008.

Asset quality (continued)

Total provisions were € 4,872 million, up from € 1,492 million in 2008.

The following commentary on provisions for impairment of loans and receivables in the consolidated income statement is on a continuing operations basis.

Provisions	2009 € m	2008 € m	2007 € m
Provision for impairment of loans and receivables to customers	4,842	1,467	86
Provision for impairment of loans and receivables to banks	5	—	—
Provisions for impairment of loans and receivables	4,847	1,467	86
Provisions for liabilities and commitments	1	(4)	(7)
Amounts written off financial investments available for sale	24	29	1

Total provisions	4,872	1,492	80

2009 v 2008

The crisis in the global financial markets and the severe downturn in the economies in which the Group operates continued to significantly impact on our businesses throughout 2009 and resulted in a further substantial increase in the provision charge for loans and receivables to customers which was € 4,842 million or 4.70% of average customer loans in 2009 compared with € 1,467 million or 1.45% in 2008.

The provision charge for loans and receivables to customers included specific provisions of € 4,667 million (4.53% of average loans) and IBNR provisions of € 175 million (0.17% of average loans) compared with € 663 million or 0.65% and € 804 million or 0.79% respectively in 2008. The increased specific charge resulted largely from the significant level of impairment and associated provisions in our property portfolios in the Republic of Ireland. The IBNR charge at € 175 million was low relative to 2008 reflecting the substantial recognition of impairment in the year which is covered by specific provisions and management’s view at balance sheet date of the incurred but not reported loss in the remaining performing book.

The property and construction sector accounted for 75% or € 3.6 billion of the Group’s total provision charge for the year of € 4.8 billion for loans and receivables to customers compared to 79% or € 1.2 billion of the total charge of € 1.5 billion in 2008. Other sectors have also been impacted during the year as the non-property related provision charge was € 1.2 billion compared with € 0.3 billion in 2008.

Of the € 4,842 million of provisions for impairment for loans and receivables to customers, € 3,207 million or 66% relates to loans and receivables held for sale to NAMA. At 31 December 2009 the statement of financial position included € 4.2 billion of provisions for loans held for sale to NAMA.

2008 v 2007

The provision for impairment for loans and receivables of € 1,467 million or 1.45% of average customer loans compares with € 86 million or 0.10% of average customer loans in 2007 reflecting the serious deterioration in the construction and property sector which impacted particularly on AIB Bank ROI. The provision in 2008 included € 663 million in specific provisions (0.65% of average loans) and € 804 million in IBNR provisions (0.79% of average loans) compared with € 69 million and € 17 million respectively in 2007. The increase in the IBNR charge acknowledges the heightened level of incurred loss in the performing book.

	Year 2009			Year 2008	Year 2007
Divisional impairment charges	NAMA € m	Non NAMA € m	Total € m	Total € m	Total € m
AIB Bank ROI	3,215	1,258	4,473	1,298	104
Capital Markets	(8)	364	356	160	(18)
Group(1)	—	13	13	9	—

AIB Group	3,207	1,635	4,842	1,467	86

The following table sets out the impairment charge as a percentage of average loans by division.

	Year 2009				Year 2008	Year 2007
Divisional impairment charges	NAMA bps	Non NAMA(2) bps	Non NAMA residential mortgages bps	Total bps	Total bps	Total bps
AIB Bank ROI	1,659	363	33	576	174	16
Capital Markets	(1)	148	145	141	60	(8)
Group(1)	—	—	1,175	1,175	1,148	—

AIB Group	1,609	272	42	470	145	10

(1)	Relates to AmCredit
(2)	Non NAMA loans excluding residential mortgages.

Financial review - Management report (continued)

Asset quality (continued)

2009 v 2008

The AIB Group provision charge of 4.70% of average total customer loans comprised of 16.09% relating to NAMA and 1.97% relating to the non NAMA portfolio (including 0.42% for residential mortgages and 2.72% for other non NAMA loans).

In AIB Bank ROI the provision charge increased to 5.76% of average customer loans compared with 1.74% at December 2008. The charge included specific provisions of € 4,323 million and IBNR provisions of € 150 million. Provisions for loans in the property portfolio accounted for approximately 80% of the charge primarily in the land and development element of the property portfolio (€ 17.1 billion) where the illiquid property market and reduced asset values continued to impact our borrowers.

There was an addition to IBNR provisions of € 150 million in the year and the factors influencing this were the introduction of enhanced credit management processes and the significant level of impaired loans and their related specific provisions which were recognised in the period, and by the reduction in performing advances at € 63.2 billion compared with € 74.9 billion at 31 December 2008.

The total residential mortgage portfolio in ROI division amounted to € 27.1 billion at 31 December 2009, split 64% owner occupier, 29% buy-to-let with staff and other accounting for the remaining 7%. The provision charge for this book was € 91 million or 0.35% of total average residential mortgages compared with € 35 million or 0.16% in December 2008 impacted by increasing unemployment.

The provision charge in the finance & leasing operation in ROI (excluding residential mortgages) increased significantly to € 166 million compared with € 80 million for December 2008 with the main contributors to this position being the plant, equipment and transport financing sub-sectors (portfolio size of € 2.1 billion) which are continuing to be impacted by the low levels of activity in the property and construction sector.

€ 3,215 million or 72% of the charge of € 4,473 million related to loans and receivables held for sale to NAMA. The charge represents 16.6% of the € 19.4 billion of loans and receivables held for sale to NAMA in AIB Bank ROI division and these primarily relate to loans in the land and development sub-sector but also include associated loans in the property investment, distribution, other services and personal sectors.

In Capital Markets the provision charge was € 356 million or 1.41% of average customer loans compared with € 160 million or 0.60% in 2008. The charge included a specific provision of € 326 million and an IBNR provision of € 30 million to recognise the deteriorating grade profile within the performing book. While the provision charge was spread across a number of geographies, the principal sectors impacted were financial, manufacturing, distribution and property sectors.

Included in the above charge is a credit of € 8 million for provisions in relation to loans and receivables held for sale to NAMA. The positive position is largely as a result of the write-back of a provision which is no longer required due to improved performance relating to an associated loan in the property sector.

The provision charge for AmCredit was € 13 million or 11.75% of gross customer loans, reflecting the continuing weak mortgage market in the Baltics.

2008 v 2007

In AIB Bank Republic of Ireland the provision charge increased to 1.74% of average customer loans in 2008 from 0.16% in 2007 with provisions for loans in the property portfolio accounting for approximately 81% of the charge reflecting the very severe downturn in that sector. The IBNR charge in the year for property loans has increased by € 693 million resulting in the stock of IBNR provisions of € 713 million amounting to 2.45% cover on performing property loans.

There was also a significant increase in the provision charge relating to the Finance & Leasing operation in ROI which increased to € 84 million from € 17 million in 2007 with the plant and transport financing sub-sectors being impacted by the fall off in activity in the construction sector.

In Capital Markets the provision charge was € 160 million or 0.60% of average customer loans compared with a net recovery of € 18 million in 2007. While the level of recoveries of provisions remained at relatively similar levels to 2007, the charge was influenced by a large case with the balance spread across a number of sectors and geographies.

The provision charge for AmCredit was € 9 million or 11.48% in 2008 reflecting the deterioration in the mortgage market in the Baltics.

Associated undertakings	2009 € m	2008 € m	2007 € m
Share of results of associated undertakings	(6)	—	10

2009 v 2008

Losses from associated undertakings in 2009 were € 6 million compared with Nil in 2008. Associated undertakings include mainly AIB’s share of Aviva Life Holdings Ireland Limited (previously known as Hibernian Life Holdings Limited), the joint venture in Life and Pensions with Aviva.

2008 v 2007

Profits from associated undertakings in 2007 were € 10 million and mainly reflect income after taxation from Hibernian Life Holdings Limited, the Life and Pensions venture with Hibernian.

Income tax (income)/expense

The taxation credit in 2009 was € 358 million, compared with a tax charge of € 40 million in 2008 and a tax charge of € 225 million in 2007. The taxation charge/credit excludes taxation on share of results of associated undertakings. Share of results of associated undertakings is reported net of taxation in the Group (loss)/profit before taxation. The charge/credit is influenced by the geographic mix of profits and losses, which are taxed at the rates applicable in the jurisdictions where we operate.

Discontinued operations

On 30 March 2010, AIB Group announced that its investments in AIB Group (UK) p.l.c., Bank Zachodni WBK S.A. (“BZWBK”) and M&T Bank Corporation were for sale. Subsequently, its interests in Bulgarian American Credit Bank AD (“BACB”) was also included in the investments to be disposed of. These businesses are classified as discontinued operations, the results of which are shown in the table above. Note 18 includes further detail in relation to discontinued operations. These discontinued operations were previously reported in the divisional commentary and are included in the business segments (note 1) as follows:

AIB Group (UK) p.l.c. – identified separately as AIB Bank UK.

BZWBK – largely included in CEE division with BZWBK Treasury and Capital Markets’ share of certain Investment Banking subsidiaries’ results included in Capital Markets.

BACB – included in associated undertakings net of taxation in CEE division.

M&T – included in associated undertakings net of taxation in Group division.

	2009 € m	2008 € m	2007 € m
AIB Group (UK) p.l.c.	(37)	161	508
BZWBK	264	353	372
M&T	(156)	94	120
BACB	(103)	(54)	—

(Loss)/profit before taxation	(32)	554	1,000
Income tax (income)/expense	36	104	217

(Loss)/profit after taxation	(68)	450	783

On 10 September 2010, AIB announced that it had conditionally agreed to sell its shareholding in BZWBK in Poland to Banco Santander S.A. Details of the sale are included in note 70(e) on non-adjusting events after the reporting period.

2009 v 2008

Discontinued operations recorded a loss of € 68 million in 2009 compared to a profit of € 450 million in 2008. This mainly reflects the cumulative impairment of AIB’s investments in M&T and BACB of € 308 million in 2009 and challenging conditions in the markets in which the discontinued operations are located.

AIB Group (UK) p.l.c.(1)

AIB Group (UK) recorded a loss of € 37 million in 2009 compared to a profit of € 161 million in 2008. The decrease was due to an increase in provisions for impairment of loans and receivables from € 257 million in 2008 to € 395 million in 2009 and a weakening in sterling relative to the euro from €/Stg£ 0.7964 in 2008 to €/Stg£ 0.8908 in 2009. Operating profit before provisions was

€ 353 million in 2009 down from € 376 million in 2008 due to a lower level of net interest income mainly resulting from intense competition for deposits and higher wholesale funding costs.

BZWBK(1)

BZWBK profit was € 264 million in 2009 compared to € 353 million in 2008. The decrease was due to higher provisions for impairment of loans and receivables and a weakening in the Polish Zloty relative to the euro from €/Pln 3.5114 in 2008 to €/Pln 4.3269 in 2009.

M&T(1)

M&T recorded a loss of € 156 million in 2009 compared to a profit of € 94 million in 2008. This mainly reflects the impairment of AIB’s investment in M&T by € 200 million in 2009.

BACB(1)

BACB recorded a loss of € 103 million in 2009 compared to a loss of € 54 million in 2008. 2009 included an impairment charge on AIB’s investment in BACB of € 108 million with an impairment charge of € 57 million taken in 2008.

(1)	See note 18 for further details.

Financial review - Management report (continued)

Discontinued operations (continued)

2008 v 2007

Discontinued operations recorded a profit of € 450 million in 2008 compared to a profit of € 783 million in 2007, a decrease of € 333 million or 43%. This mainly reflects a significant increase in loan impairment charges in AIB’s discontinued business in the UK, a lower contribution from AIB’s investment in M&T and a € 57 million impairment of AIB’s investment in BACB.

AIB Group (UK) p.l.c.(1)

AIB Group (UK) profit of € 161 million in 2008 was down from the profit of € 508 million in 2007. The reduction in profit was mainly due to higher provisions for loans and receivables and a weakening in sterling relative to the euro from €/Stg£ 0.6861 in 2007 to €/Stg£ 0.7964 in 2008.

BZWBK(1)

BZWBK’s profit was € 353 million in 2008 compared to € 372 million in 2007. An increase in operating profit before provisions from € 372 million in 2007 to € 451 million in 2008 was more than offset by higher provisions for impairment of loans and receivables of € 98 million in 2008 compared to € 2 million in 2007.

M&T(1)

M&T recorded a profit of € 94 million in 2008 compared to € 120 million in 2007. M&T’s euro contribution to AIB Group performance was impacted by a weakening in the US dollar rate relative to the euro from €/US$ 1.3749 in 2007 to €/US$ 1.4707 in 2008.

BACB(1)

BACB recorded a loss of € 54 million in 2008 which included an impairment charge on AIB’s investment in BACB of € 57 million.

(1)	See note 18 for further details.

Statement of financial position

Total assets amounted to € 174 billion at 31 December 2009 compared to € 182 billion at 31 December 2008, a decrease of € 8 billion or 4%. This decrease was due to provisions taken against impaired loans and receivables to customers, deleveraging of assets and a reduction in available for sale assets. Risk weighted assets, amounted to € 120 billion at 31 December 2009 compared to € 134 billion at 31 December 2008, a decrease of € 14 billion or 10%. The decrease mainly reflects the reduction of 2% in gross loans from deleveraging of AIB’s international loan portfolios and the migration of loans from performing to impaired.

AIB Group risk weighted assets were 69% of total assets at 31 December 2009 (73% at 31 December 2008).

Risk weighted assets	2009 € bn	2008 € bn	2007 € bn
AIB Bank ROI	54	63	58
Capital Markets	34	38	40
AIB Bank UK	21	21	25
CEE	10	10	9
Group	1	2	2

AIB Group	120	134	134

The balance sheet now identifies loans eligible for sale to NAMA separately from other customer loans. For the purposes of aiding understanding of balance sheet dynamics and trends, NAMA loan balances have been included in their respective division in the table below.

Gross loans to customers	2009 excluding NAMA € bn	2009 including NAMA € bn	2008 € bn
AIB Bank ROI	58	78	77
Capital Markets	22	23	26
AIB Bank UK	17	20	20
CEE	9	9	9

AIB Group	106	130	132

Statement of financial position (continued)

Net loans to customers	2009 excluding NAMA € bn	2009 including NAMA € bn	2008 € bn	2007 € bn
AIB Bank ROI	56	71	75	72
Capital Markets	22	23	26	25
AIB Bank UK	17	20	20	24
CEE	8	8	8	7

AIB Group	103	122	129	128

Customer accounts of € 84 billion at 31 December 2009 were € 9 billion or 9% lower than € 93 billion at 31 December 2008. The reduction in customer accounts was concentrated in the first quarter of 2009 and balances stabilised over the remainder of the year.

Customer accounts	2009 € bn	2008 € bn	2007 € bn
AIB Bank ROI	40	42	42
Capital Markets	23	27	17
AIB Bank UK	11	14	14
CEE	10	10	8

AIB Group	84	93	81

Trading portfolio financial assets

There was a balance of € 296 million in the trading portfolio as at 31 December 2009 (2008: € 401 million; 2007: € 8,256 million). Global Treasury recorded a fair value charge to income of € 4 million during 2009 (2008: € 31 million; 2007: € 92 million) in relation to the traded credit portfolio.

Financial investments available for sale

Global Treasury manages the significant majority of AIB’s ‘financial investments available for sale’ portfolio of € 25.3 billion. The portfolio includes securities reclassified from the trading portfolio during 2008 in line with the IAS 39 amendment. The accounting requirement is to fair value these assets through equity and not the income statement, unless impaired or on disposal. The fair value of financial assets is determined by reference to market prices where these are available in an active market. Where market prices are not available or markets are inactive, as is the situation in certain sectors at present, fair values are determined using valuation techniques, which use observable and unobservable market parameters.

December 2009
Portfolio	Treatment/impact	Valuation method
- Traded credit portfolio financial assets	€ 4 million charge to income	Quoted prices(1)/observable market parameters
- Financial investments available for sale	€ 297 million (after taxation) credit to equity account(2)	Quoted prices(1)/observable and unobservable market parameters

December 2008
Portfolio	Treatment/impact	Valuation method
- Traded credit portfolio financial assets	€ 31 million charge to income	Quoted prices(1)/observable market parameters
- Financial investments available for sale	€ 465 million (after taxation) charge to equity account(2)	Quoted prices(1)/observable and unobservable market parameters

The above charges reflect the accounting convention to fair value these assets.

(1)	Quoted prices in relation to debt securities and quoted/unquoted prices in relation to equity shares.
(2)	This is taken directly to reserves and not through the income statement.

Financial review - Management report (continued)

Structured securities portfolio (held by Corporate Banking)

The structured securities portfolio consists of US subprime mortgages, CDOs/CLOs and other structured securities. The following summarises the size of each portfolio and the charge taken in the income statement in 2009 and 2008.

Portfolio	Nominal € m	2009 Income statement charge € m	Nominal € m	2008 Income statement charge € m
US subprime mortgages
- Whole loan format	88	8	111	—
- Securitisations	156	60	197	19
Total US subprime	244	68	308	19
CDOs/CLOs	581	22	603	11
Other structured securities	532	34	565	14
Disposal/restructuring of assets	—	—	—	17

The total charge in the reporting period for the structured securities portfolio was € 124 million compared to € 61 million in 2008. The increased charge was driven by some deterioration in the subprime portfolio and further pressure on the other portfolios. The fair value charge to other income was € 73 million. There was an impairment provision of € 26 million against our subprime assets, € 1 million against CDO’s/CLO’s and € 24 million in relation to a number of under performing assets in other structured securities.

Funding(1)

2009 v 2008

Customer resources recovered in the second half of 2009 with a 9% decline on December 2008 compared with a June 2009 decline on December 2008 of 11%. The reduction in deposits was concentrated in the first quarter and the start of the second quarter and conditions improved over the course of the second quarter of 2009. Gathering customer resources was a key focus for the Group in 2009 with good progress in raising deposits in the second half of the year. Net customer loans including loans held for sale to NAMA decreased by 5% over the year, when combined with customer resources this resulted in a Group loan to deposit ratio of 146% at

31 December 2009 (156% at 30 June 2009 and 140% at 31 December 2008). The Group loan to deposit ratio was 123% excluding loans held for sale to NAMA at 31 December 2009. The net loan decrease was a combination of higher provisions for impairment and successful deleveraging of AIB’s international loan portfolios. The decrease in customer resources from December 2008 reflects a number of factors which include: the impact of the economic downturn; sovereign and bank credit rating downgrades; negative sentiment towards Ireland impacting on the Group’s market activities and on its overseas franchise in quarter 1 2009, a factor that subsequently stabilised in quarter 2.At 31 December 2009 customer resources represented 51% of the Group’s total funding, up from 49% at June 2009 (54% at 31 December 2008).

In a difficult market environment, the Group continued to diversify its funding across currencies, geographies, investor base and products through a range of programmes. During 2009 AIB successfully issued over € 6 billion of short/medium term debt under the Irish Government guarantee scheme (‘the CIFS scheme’) through a series of public and private placements. The Group also issued senior unsecured unguaranteed bonds totalling € 1.75 billion. In addition, the Group received a € 3.5 billion capital injection from the Irish Government in May 2009. Over the second half of 2009 the Group reduced its secured funding from € 32 billion at 30 June 2009 to € 24 billion at 31 December 2009 and increased its medium and long term unsecured funding activity. The Group continues to develop contingent collateral and liquidity facilities to further support its funding requirements. At 31 December 2009, the Group held € 48 billion (including pledged assets) in qualifying liquid assets/contingent funding. The NAMA bonds received as consideration for loans that may be transferred to NAMA would substantially increase AIB’s level of qualifying liquid assets. The Group’s liquidity levels continue to represent a surplus over the group’s regulatory requirements.

(1)	The funding commentary is on a total Group basis.

Funding (continued)

2008 v 2007

There was strong growth in customer resources (15%) which exceeded customer loan growth (2%) during 2008 with the loan deposit ratio reducing from 157% at 31 December 2007 to 140% at 31 December 2008. During 2008 the Group benefited from its retail and corporate franchise, as customer resources continued to be a significant and dependable part of our overall funding, accounting for 54% of the total funding base and the Group franchise in the wholesale market remained robust. In a challenging market environment, the Group continued to access funding through a range of programmes, achieving a broad mix of duration. Wholesale term funding(1) with a maturity of over 1 year amounted to € 18 billion, representing 81% of term funding. As at 31 December 2008, we held € 40 billion in qualifying liquid assets/contingent funding (of which approximately € 9 billion has been pledged) which represents a significant excess over the regulatory requirement. Net interbank deposits represent 6% of funding. In summary, AIB has a solid funding base with 2 million customer depositors and a well diversified investor base across our commercial paper, certificates of deposit and debt issuance programmes.

Market conditions continued to deteriorate in 2009 with AIB sourcing more short-term funds and increasing its use of collateralised funding sources.

(1)	Includes debt securities in issue (bonds and medium term notes), subordinated liabilities and other capital instruments, reserve capital instrument and non-cumulative perpetual preferred securities.

Balance sheet summary	2009	2008	2007
Total assets € bn(1)	174	182	178
Loans and receivables to customers € bn	103	129	128
Held for sale assets NAMA € bn	19	—	—
Customer deposits € bn	84	93	81
Wholesale funding € bn	64	63	72
Loan deposit ratio (excluding loans held for sale to NAMA)	123%	140%	157%
Loan deposit ratio	146%	140%	157%

(1)	Restated due to change in accounting policy for insurance contracts – see Accounting policies – Basis of preparation.

	2009		2008		2007
Sources of funds	€ bn	%	€ bn	%	€ bn	%
Customer accounts	84	51	93	54	81	48
Deposits by banks - secured	24	15	8	5	8	5
- unsecured(1)	9	5	17	10	22	13
Certificates of deposit and commercial paper	10	6	21	12	22	13
Asset covered securities	5	3	7	4	7	4
Senior debt	16	10	10	6	13	8
Capital(2)	16	10	15	9	16	9

Total source of funds	164	100	171	100	169	100
Other(3)	10		11		9

Total liabilities, shareholders’ equity and non-controlling interests	174		182		178

(1)Deposits by banks (unsecured) when netted against loans to banks:	—	—	11	6	13	8

(2)	Includes total shareholders’ equity, subordinated liabilities and other capital instruments.
(3)	Non-funding liabilities including derivative financial instruments, other liabilities, retirement benefits and accruals and other deferred income.

Financial review - Management report (continued)

Cashflow(1)

2009

As reflected in the statement of cash flows, there was a net increase in cash and cash equivalents of € 3,459 million of which € 2,929 million relates to continuing operations. Net cash outflow from operating activities before taxation were € 4,701 million, while cash outflows from taxation were € 9 million.

Cash inflows from investing activities were € 4,459 million, primarily reflecting a net decrease in financial investments available for sale of € 4,533 million, which are held for liquidity purposes.

Cash inflows from financing activities were € 3,180 million, primarily reflecting the cash inflow from the issue of the 2009 Preference Shares of € 3,467 million offset by interest paid on subordinated liabilities of € 215 million.

2008

As reflected in the statement of cash flows, there was a net decrease in cash and cash equivalents of € 1,419 million of which a decrease of € 1,492 million relates to continuing operations. Net cash inflows from operating activities before taxation were € 2,499 million, while cash outflows from taxation were € 145 million.

Cash outflows from investing activities were € 3,324 million, primarily reflecting a net increase in financial investments available for sale of € 3,099 million, which are held for liquidity purposes.

Cash outflows from financing activities were € 522 million, primarily reflecting the cash outflow for equity dividends paid on ordinary shares of € 720 million, the redemption of subordinated liabilities and other capital instruments of € 356 million and interest paid on subordinated liabilities of € 255 million offset by the cash inflow from the issue of subordinated liabilities of € 885 million.

(1)	On a continuing operations basis.

Statement of comprehensive income

The total comprehensive income for the period amounted to € 359 million positive compared to € 410 million negative in 2008 and € 175 million positive in 2007. The loss for the year ended 31 December 2009 was € 2,334 million of which € 2,266 million related to continuing operations, compared to a profit of € 890 million in 2008 of which € 440 million relates to continuing operations and 2007, a profit of € 2,069 million of which € 1,286 million relates to continuing operations. Currency translation adjustments amounted to € 15 million positive in 2009 compared to € 65 million negative in 2008 and € 50 million negative in 2007. The currency translation difference relates to the change in value of the Group’s net investment in foreign operations arising from the weakening of the euro against the currencies in which the net foreign investments are held.

The net change in cash flow hedges was € 65 million negative in 2009 compared to € 686 million positive in 2008 and € 36 million negative in 2007. In accordance with IAS 39, the portion of the gain or loss on the hedging instrument deemed to be an effective hedge is recognised in the cashflow hedging reserve. Deferred gains and losses are transferred to the income statement in the period during which the hedged item affects profit or loss. The net change in the fair value of available for sale securities was € 235 million positive in 2009 compared to € 325 million negative in 2008 and € 135 million negative in 2007. This represents the net change in fair value of available for sale securities recognised in equity for the period, net of hedging.

The actuarial gain in retirement benefit schemes during 2009 was € 174  million net of taxation compared to a loss of € 706 million in 2008 net of taxation and a gain of € 396 million in 2007 net of taxation. This included a loss arising from the change in demographic and financial assumptions of € 92 million (2008: gain € 611 million; 2007: gain € 714 million) primarily arising from the change in the discount rates applicable to the pension scheme liabilities. There was an experience gain on assets of € 150 million in 2009 arising from an improvement in the financial markets compared to an experience loss of € 1,367 million in 2008 and an experience loss of € 212 million in 2007. There were experience gains on liabilities of € 122 million in 2009 (2008: loss € 51 million; 2007: loss € 32 million).

Financial review - Divisional commentary

The following divisional commentary covers continuing operations. Commentary on discontinued operations/divisions is contained on pages 19 and 20.

AIB Bank Republic of Ireland income statement	2009 € m	Restated(1) 2008 € m	Restated(1) 2007 € m
Net interest income	1,400	1,705	1,777
Other income	331	478	490

Total operating income	1,731	2,183	2,267
Personnel expenses	533	640	716
General and administrative expenses	271	313	320
Depreciation/amortisation	46	49	52
Total operating expenses	850	1,002	1,088

Operating profit before provisions	881	1,181	1,179
Provisions for impairment of loans and receivables	4,473	1,298	104
Amounts written off/(back) financial investments available for sale	—	4	—
Total provisions	4,473	1,302	104

Operating (loss)/profit	(3,592)	(121)	1,075
Associated undertakings	(6)	—	10
Profit on disposal of property	2	6	12

(Loss)/profit before disposal of businesses	(3,596)	(115)	1,097
Profit on disposal of business	—	68	—

(Loss)/profit before taxation	(3,596)	(47)	1,097

2009 v 2008

AIB Bank ROI reported a loss before taxation of € 3.6 billion in 2009 driven by higher provisions for impairment of loans and receivables of € 4.5 billion. This compares to a loss before taxation of € 47 million in 2008, when provisions for impairment of loans and receivables were € 1.3 billion. Operating profit before provisions of € 881 million was down 25% compared with 2008, with total operating income of € 1,731 million lower by 21% and total operating expenses of € 850 million down 15%(1).

2009 was a very difficult year for the Republic of Ireland division. Key sectors within the Irish economy suffered in a worsening economic climate which, when coupled with rising unemployment and more depressed consumer demand, resulted in a significant increase in impaired loans and a lack of opportunity to grow income across all major business lines. In addition, wholesale and retail funding markets remained stressed giving rise to higher customer deposit acquisition costs, shorter duration term market funding combined with higher longer-term wholesale funding costs. Against this challenging economic and financial markets backdrop, an operating profit of € 881 million was achieved. AIB continued to support customers through this difficult period with particular emphasis on viable small and medium sized enterprises (SME) and mortgage business. However, demand for credit from customers was subdued throughout 2009 reflecting customer concerns around job security, reductions in disposable income and a more cautious approach when evaluating investment opportunities.

Total operating income for the year was € 1,731 million, € 452 million or 21% lower than 2008. The key variables driving this fall in income were the higher cost of deposits and longer-term wholesale funding, partially offset by some widening of loan margins and the availability of cheaper short-term funding on the inter-bank market. Deposit pricing in the Irish market was highly competitive throughout 2009 and at an unsustainable loss making level. The weaker Irish economy also adversely impacted activity driven fee income and commissions, with investment product and credit card income also down on 2008 levels. The full year cost of the Irish Government guarantee scheme was also a factor behind the fall in income, with one quarter charge included in 2008 compared to a full year charge in 2009 partly offset by profit from disposal of available for sale debt securities.

From a balance sheet perspective, gross loans grew by 1%, with mortgages up 6% and non-mortgage lending lower by 1% reflecting weaker customer demand and evidence of some deleveraging by customers. AIB had an estimated 36% share of all new

(1)	Restated due to change in accounting policy for insurance contracts.

Financial review - Divisional commentary (continued)

AIB Bank Republic of Ireland income statement (continued)

business written in the Irish mortgage market in 2009. On the liability side, customer accounts reduced by 6% reflecting lower retail deposits and lower current account balances as the deterioration in the economic climate resulted in lower account transaction activity.

Costs were tightly managed in 2009 and total operating expenses were down 15% compared to 2008. There was a one-off gain in 2009 from a retirement benefits amendment excluding which costs were down € 68 million or 7%. Personnel costs were down € 107 million or 17% (€ 23 million or 4% lower excluding the retirement benefits amendment) due to a reduction in staff numbers (approximately 380 lower than December 2008) and staff related costs. General and administrative expenses were € 42 million or 13% lower than 2008 driven by tight management of all areas of expenditure.

The provision for impairment of loans and receivables increased significantly to € 4.5 billion, 5.76% of average loans. This was up from € 1.3 billion (1.74%) in 2008. Property and construction accounted for approximately 80% of the December 2009 charge. Of the total loan book of € 78 billion in Republic of Ireland division it is anticipated that approximately € 19 billion may transfer to NAMA over the coming months. In 2009 the impairment charge associated with these NAMA loans was € 3.2 billion resulting in cumulative credit provisions at 31 December 2009 of € 3.9 billion against the NAMA book. In the non NAMA book there was also evidence of some deterioration in credit quality which is being tightly managed.

Associated undertakings mainly represents AIB’s share of Aviva Life Holdings Ireland Limited with the financial out-turn for 2009 lower than 2008 primarily due to a reduction in new business volumes and investment markets.

The profit on disposal of business of € 68 million in 2008 reflects the division’s share of profits from the sale of 50.1% of AIB’s merchant acquiring businesses. Following this transaction the Group formed a merchant acquiring joint venture with First Data Corporation.

2008 v 2007

2008 was a very challenging year for AIB Bank Republic of Ireland. A marked deterioration in economic outlook combined with falling asset values and ongoing dislocation in wholesale funding markets adversely impacted revenue growth during 2008. This required taking significant actions to manage credit and contain costs. Operating profit before provisions at € 1,181 million was maintained at the same level as 2007. This represented a very satisfactory outcome against such a difficult economic backdrop. Operating expenses reduced by 8% with total operating income 4% lower. This generated a positive income/cost growth rate gap of +4%.

Net interest income of € 1,705 million was 4% lower than 2007. AIB continued to provide support to the home mortgage, SME, personal and business markets. Reflecting this support, loan balances increased by 5% with mortgages up 10% and non mortgage lending up by 2%. Net interest margins tightened primarily due to the significant increase in loan funding costs. Total customer accounts increased by 1%. Within this growth percentage deposits increased by 9% reflecting the strength of the AIB franchise, in a very competitive market. This growth was largely offset by a fall in current account volumes.

Other income was down € 12 million or 2% on 2007 reflecting disposal of the AIB’s merchant acquiring businesses and the fourth quarter 2008 cost of the Government guarantee which is treated as a reduction in other income. Investment product income was lower due to the adverse performance of investment markets and customer reluctance to invest. Retail income generally was less buoyant as the economic situation worsened through the course of 2008.

Total operating expenses were € 86 million or 8% lower benefiting from early identification of cost savings and strong management action to deliver efficiencies across all elements of the business. Personnel expenses were 11% lower on the back of reduced staff numbers and variable compensation. General and administrative expenses were also down reflecting tight management of all expense headings. This strong action on cost management resulted in an improvement in the cost income ratio from 48.0% in 2007 to 45.9% in 2008.

The provision charge for loan impairments for the year to December 2008 showed a significant uplift reflecting the weakness in the Irish economy generally and most particularly in the property and construction sector. The impairment charge was 1.74% of average loans, up from 0.16% of average loans for the year to December 2007.

Income from associated undertakings was down and AIB’s share of profit from Hibernian Life Holdings Limited reflects the difficult conditions in that market. The profit on disposal of business of € 68 million reflects the division’s share of profits from the sale of 50.1% of AIB Card Acquiring. Arising from this transaction, a merchant acquiring joint venture was formed with First Data Corporation.

Capital Markets

The following income statement and commentary is on a continuing operations basis. It excludes BZWBK Treasury and Capital Markets’ share of certain Investment Banking subsidiaries results which are now included in discontinued operations on page 19.

Capital Markets income statement	2009 € m	2008 € m	2007 € m
Net interest income	1,025	1,035	562
Other income	162	32	314

Total operating income	1,187	1,067	876
Personnel expenses	216	260	321
General and administrative expenses	101	105	115
Depreciation/amortisation	17	16	14
Total operating expenses	334	381	450

Operating profit before provisions	853	686	426
Provisions for impairment of loans and receivables(1)	361	160	(18)
Provisions for liabilities and commitments	—	(4)	2
Amounts written off financial investments available for sale	24	25	1
Total provisions	385	181	(15)

Operating profit	468	505	441
Profit on disposal of businesses	—	—	2

Profit before taxation	468	505	443

Capital Markets business unit profit split	2009 € m	2008 € m	2007 € m
Corporate Banking	37	335	404
Global Treasury	423	168	(37)
Investment Banking	8	2	76

Profit before taxation	468	505	443

2009 v 2008

Capital Markets profit before taxation of € 468 million declined by € 37 million or 7% on 2008 while operating profit before provisions grew by 24% or € 167 million from € 686 million to € 853 million. Net interest income was negatively impacted by higher funding costs, lower margin on USD/Euro liquidity management activities and lower average loan volumes, though largely offset by increased income on strategic interest rate management activities and higher advances margins. The strong growth in other income was driven by a lower cost of cross currency interest rate swaps used to manage liquidity, lower mark to market write downs and profit from disposal of available for sale debt securities. Other income also included the full year cost of the Irish Government guarantee scheme. While the net interest income trend was negatively impacted by a lower margin on USD/Euro liquidity management, other income benefited by a commensurate amount from a lower cost of cross currency swaps with no impact on the total income trend.

Total operating expenses fell by € 47 million or 12% reflecting the division’s flexible cost structure and strong management focus on costs across all areas and headings. Excluding a one-off gain from the retirement benefits amendment, total operating expenses fell by € 26 million or 6%. Lower staff numbers, salary containment and reduced variable compensation contributed to the fall in personnel expenses while the decrease in other administrative expenses was largely due to the effective operation of cost control initiatives. The impact of these initiatives and the retirement benefits amendment has manifested in a continuation of the downward trend in the cost income ratio, falling from 35.7% in 2008 to 28.1% in 2009.

Total provisions amounted to € 385 million, an increase of € 204 million or 113% compared with 2008, reflecting the scale of the economic downturn across our principal credit markets and the consequent level of difficulties experienced by borrowers.

Corporate Banking experienced very difficult trading conditions during the year as the scale of economic downturn across key credit markets significantly impacted the level of provisions for loan impairments. Profit before taxation declined as credit impairment

(1)	Includes provisions on loans and receivables to customers (€ 356 million) and to banks (€ 5 million).

Financial review - Divisional commentary (continued)

Capital Markets income statement (continued)

provisions increased from € 160 million in 2008 to € 356 million in 2009. This represented an impairment charge of 1.41% of average loans, up from 0.60% in 2008. Profit before provisions fell by 20%, principally due to higher funding costs, higher mark to market writedowns on the structured securities portfolio and lower demand for credit. Given the unprecedented economic circumstances, management attention was focussed on raising customer deposits, de-risking and re-pricing the balance sheet and engaging in constant monitoring of the credit portfolio. As a consequence, customer deposits increased by 17% year on year, underpinned by the strength of customer relationships in each of our markets, while gross loan volumes declined by € 3.5 billion (13%). Average loan margins increased and overall asset quality continued to remain strong.

Global Treasury profit before taxation increased by € 255 million or 152% to € 423 million while profit before provisions increased by 133%. This reflected exceptionally strong profit growth in Wholesale Treasury, principally benefiting from increased income on strategic interest rate management activities from being well positioned in a low interest rate environment. Higher income from cash management activities and lower mark to market writedowns in 2009 compared with 2008 also contributed to the overall growth in income. Customer treasury profits were down on the comparative period, significantly impacted by the economic downturn in the Irish and UK economies, as lower volumes of foreign exchange, derivatives and cross border payments contributed to the fall in income. Impairment provisions were marginally up on 2008.

Investment Banking profit before taxation increased from € 2 million in 2008 to € 8 million in 2009 reflecting higher profits from corporate finance and stockbroking activities in Ireland.

2008 v 2007

Capital Markets profit before taxation of € 505 million increased by € 62 million or 14% on 2007 while operating profit before provisions increased by € 260 million or 61% from € 426 million to € 686 million. Net interest income increased by € 473 million or 84%, principally driven by higher income arising from the management of cash positions and interest rate and liquidity management activities as lower US funding costs relative to higher euro lending rates gave rise to higher net interest income. Other income declined by € 282 million or 90% due to the offsetting cost of cross currency interest rate swaps used to manage liquidity, lower income from asset management activities and also due to exceptional income in 2007 generated on the sale of a trade investment. The cost in respect of the covered institutions Government guarantee also adversely impacted other income year on year.

Total operating expenses decreased by € 69 million or 15% including a fall in staff costs of € 61 million or 19%, reflecting the division’s flexible cost structure and concerted management focus on cost containment. Strong growth in income and lower costs combined to improve the cost income ratio from 51.4% to 35.7%.

Provisions for loan impairment amounted to € 160 million compared with net write backs of € 18 million in 2007. This reflected the scale of economic downturn experienced in our principal credit markets, further impacted by the price and availability of credit in dislocated and volatile markets.

Corporate Banking profit before taxation declined by € 69 million or 17% due to provisions for loan impairment increasing from net write backs of € 18 million in 2007 to provisions of € 160 million in 2008. Operating profit before provisions increased by 33%, notwithstanding the difficulties encountered in our credit markets and a general slowdown in demand for credit. Average loan margins increased year on year while loan volumes increased by 3%. While the global economic downturn resulted in higher credit provisions, overall asset quality remains resilient with management extremely vigilant in their continuing efforts to anticipate and manage exposures in stressed market conditions. Particular focus on close customer interaction also resulted in significant growth in corporate deposits which grew by 83% during the year.

Global Treasury benefited from a particularly strong performance following on from the exceptional market volatility experienced in the second half of 2007 and which continued into 2008. Profit before taxation was € 168 million compared to a loss of € 37 million in 2007. Customer treasury business was down on 2007, principally due to a combination of lower foreign exchange and derivative volumes as the impact of the economic slowdown set in and also due to significantly weaker sterling exchange rates.

Wholesale Treasury performed very strongly, particularly from cash management, interest rate and liquidity management activities. The amendment to IAS 39, which permitted the reclassification of assets from trading to available for sale portfolios, as outlined in notes 26 and 32 to the financial statements, reduced the level of income volatility in dislocated markets.

Investment Banking profit before taxation fell by € 74 million from € 76 million in 2007 to € 2 million in 2008, particularly impacted by declining values in most asset classes which resulted in lower trading, corporate finance, asset management and stockbroking income. In addition, income for 2007 included a once off exceptional profit of € 40 million on the sale of a trade investment. Trading conditions were further adversely impacted by lower demand for investment products and uncertain market conditions for mergers and acquisitions activity. Financial outsourcing activities continued to perform well in a challenging environment. Notwithstanding the unprecedented level of deterioration in asset values, business units continue to focus on risk minimisation, the development of customer relationships and to endeavour to position business to take maximum advantage of any upturn in the markets.

Group includes interest rate hedge volatility (hedge ineffectiveness and derivative volatility), unallocated costs of central services and AmCredit.

Group income statement	2009 € m	2008 € m	2007 € m
Net interest income	(22)	44	28
Other income/(loss)	644	167	39

Total operating income	622	211	67
Personnel expenses	18	80	128
General and administrative expenses	49	50	61
Depreciation/amortisation	57	64	34
Total operating expenses	124	194	223

Operating profit/(loss) before provisions	498	17	(156)
Provisions for impairment of loans and receivables	13	9	—
Provisions for liabilities and commitments	1	—	(9)
Total provisions	14	9	(9)

Operating profit/(loss)	484	8	(147)
Profit on disposal of property	19	2	64
Construction contract income	1	12	55
Loss on disposal of businesses	—	—	(1)

Profit/(loss) before taxation	504	22	(29)

2009 v 2008

Group reported a € 504 million profit in 2009 compared with € 22 million in 2008. The result in 2009 included a gain of € 623 million on the capital exchange offering completed in June 2009. Excluding this one-off item, the Group loss before taxation in 2009 was € 119 million. The commentary which follows excludes this one-off item.

The trends in net interest income and other income in Group division are impacted by reclassification of income between headings in relation to interest rate hedging. Consequently, it is more meaningful to analyse the trend in total operating income. Total operating income decreased from € 211 million in 2008 to a loss of € 1 million in 2009. This mainly reflects a reduction in income earned on capital and the impact of interest rate hedge volatility (hedge ineffectiveness and derivative volatility), a decrease of € 4 million in 2009 compared with an increase of € 15 million in 2008. Income was also impacted by the capital exchange offering, where the dividends on tier 1 instruments redeemed as part of the capital exchange previously had been paid out of Group profit after tax whereas dividends on the lower tier 2 subordinated debts instruments issued as part of the capital exchange are charged to net interest income. Total operating income also includes hedging profits in relation to foreign currency translation hedging (€ 4 million profit in both 2008 and 2009).

Total operating expenses decreased from € 194 million in 2008 to € 124 million in 2009 notwithstanding significant investment in structures and resources related to NAMA. Total operating expenses included € 28 million in relation to preparation for NAMA, including external professional fees relating to the preparation of the circular, other costs relating to the extraordinary general meeting and costs relating to the valuation of properties. Excluding these costs, the Group division cost base reduced by € 98 million to € 96 million. Personnel expenses decreased from € 80 million in 2008 to € 18 million in 2009, a decrease of € 62 million which included a one-off gain in 2009 from a retirement benefit amendment. General and administrative expenses were in line in 2009 with 2008 levels. Depreciation/amortisation expenses decreased from € 64 million in 2008 to € 57 million in 2009.

Financial review - Divisional commentary (continued)

Group income statement (continued)

Provisions for impairment of loans and receivables of € 13 million (11.75% charge on average gross customer loans) in AmCredit arose from the continuation of the sharp downturn in the three Baltic economies and the extremely depressed mortgage market in 2009.

Profit on disposal of property of € 19 million in 2009 reflects profit on sale of branches (€ 15 million after taxation) as part of the sale and leaseback programme. Construction contract income reflects the profit earned in 2008 from the development of Bankcentre, based on the stage of completion and was € 1 million in 2009 compared to € 12 million in 2008.

2008 v 2007

Group reported a pre-tax profit of € 22 million for the year ended December 2008. This compares to a pre-tax loss of € 29 million for the year ended December 2007. The result for both periods includes construction contract income and profit on disposal of property. The operating profit in 2008 was € 8 million compared with an operating loss of € 147 million in 2007.

The trends in net interest income and other income in Group division are impacted by reclassification of income between headings in relation to interest rate hedging. Consequently, it is more meaningful to analyse the trend in total operating income. Total operating income increased from € 67 million in 2007 to € 211 million in 2008. This increase mainly included higher capital in 2008 and € 15 million relating to interest rate hedge volatility (hedge ineffectiveness and derivative volatility) compared to € 2 million relating to interest rate hedge volatility (hedge ineffectiveness and derivative volatility) in 2007. Total operating income also includes hedging profits in relation to foreign currency translation hedging (€ 4 million profit for the year ended 2008 compared to € 12 million profit in 2007).

The total operating expenses decreased from € 223 million in 2007 to € 194 million in 2008. Personnel expenses decreased from €128 million in 2007 to € 80 million in 2008 mainly due to reduction in variable compensation and tight cost control in a number of areas. General and administrative expenses decreased from € 61 million to € 50 million principally due to a reduction in expenditure on professional fees in 2008 and active management of all cost categories. Depreciation/amortisation expenses increased from € 34 million in 2007 to € 64 million in 2008 reflecting project and investment spend in recent years on the single enterprise agenda and a € 15 million goodwill impairment charge in AmCredit in 2008.

Provisions for impairment of loans and receivables of € 9 million in AmCredit in 2008 arose from a sharp downturn in the three Baltic economies in 2008.

Profit on sale of property in 2008 relates to profit on sale of branches in the Republic of Ireland (€ 2 million before tax). Profit on the sale of property in 2007 includes profit on sale of branches in the Republic of Ireland (€ 64 million before tax). Construction contract income of € 12 million reflects the profit earned in 2008 from the development of Bankcentre, based on the stage of completion (construction contract income was € 55 million in 2007).

Reconciliation of continuing and discontinued operations to segmental information – note 1.

Profit before taxation	2009 € m	2008 € m	2007 € m
AIB Bank ROI(1)	(3,596)	(47)	1,097
Capital Markets(2)	468	505	443
Group(3)	504	22	(29)

Total continuing operations(4)	(2,624)	480	1,511
Discontinued operations(5)	(32)	554	1,000

Total	(2,656)	1,034	2,511

Commentary on the continuing operations is on pages 25 to 30 and commentary on discontinued operations is on pages 19 and 20.

(1)	See page 25
(2)	See page 27
(3)	See page 29
(4)	See note 1 (pages 84 to 86)
(5)	See page 19 and note 1 (pages 84 to 86)

Critical estimates and assumptions*

The significant judgements, estimates and assumptions made in the preparation of the financial statements are set out below.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. The financial statements continue to be prepared on a going concern basis, as the Directors are satisfied that the Company and the Group as a whole have the resources to continue in business for the foreseeable future.

The accounting estimates and assumptions described below are considered by management to be the most critical to an understanding of the financial statements because they inherently involve significant judgements and uncertainties. In addition, estimates with a significant risk of material adjustment in the next year are also discussed.

Loan impairment

The provisions for impairment of loans and receivables at 31 December 2009 represent management’s best estimate of the losses incurred in the loan portfolios at the reporting date.

The estimation of loan losses is inherently uncertain and depends upon many factors, including loan loss trends, portfolio grade profiles, local and international economic climates, conditions in various industries to which AIB Group is exposed and other external factors such as legal and regulatory requirements.

Credit risk is identified, assessed and measured through the use of credit rating and scoring tools. The ratings influence the management of individual loans. Special attention is paid to lower quality rated loans and when appropriate, loans are transferred to specialist units to help avoid default, or where in default, to help minimise loss. The credit rating triggers the raising of specific provisions on individual loans where there is doubt about their recoverability.

The management process for the identification of loans requiring provision is underpinned by independent tiers of review. Credit quality and loan loss provisioning are independently monitored by credit and risk management on a regular basis. All AIB divisions assess and approve their provisions and provision adequacy on a quarterly basis. These provisions are in turn reviewed and approved by the AIB Group Credit Committee on a quarterly basis with ultimate Group levels being approved by the Audit Committee and the Board.

Key assumptions underpinning the Group’s estimates of collective and IBNR provisioning are back tested with the benefit of experience and revisited for currency on a regular basis.

Specific provisions

A specific provision is made against problem loans when, in the judgement of management, the estimated repayment realisable from the obligor, including the value of any security available, is likely to fall short of the amount of principal and interest outstanding on the obligor’s loan or overdraft account. The amount of the specific provision made in the Group’s consolidated financial statements is intended to cover the difference between the assets’ carrying value and the present value of estimated future cash flows discounted at the assets’ original effective interest rates. Specific provisions are created for cases that are individually significant, and also collectively for assets that are not individually significant.

The amount of an individually assessed specific provision required is highly dependent on estimates of the amount of future cash flows and their timing. Individually insignificant loans are collectively evaluated for impairment. As this process is model driven, based on historic loan recovery rates, the total amount of the Group’s impairment provisions on these loans is somewhat uncertain as it may not totally reflect the impact of the prevailing market conditions.

Changes in the estimate of the value of security and the time it takes to receive those cash flows could have a significant effect on the amount of impairment provisions required and on the income statement expense and balance sheet position.

The construction and property loan portfolio has been particularly adversely impacted by the downturn in both the Irish and UK economies. Collateral values have significantly reduced and, particularly in Ireland, there is little or no market activity in the sector. Accordingly, the estimation of cash flows likely to arise from the realisation of such collateral is subject to a very high degree of uncertainty.

*	Forms an integral part of the audited financial statements.

Incurred but not reported provisions

Incurred but not reported (“IBNR”) provisions are also maintained to cover loans which are impaired at the reporting date and, while not specifically identified, are known from experience to be present in any portfolio of loans.

IBNR provisions are maintained at levels that are deemed appropriate by management having considered: credit grading profiles and grading movements; historic loan loss rates; changes in credit management; procedures, processes and policies; levels of credit management skills; local and international economic climates; portfolio sector profiles/industry conditions; and current estimates of loss in the portfolio.

The total amount of impairment loss in the Group’s earning portfolio and therefore the adequacy of the IBNR allowance is inherently uncertain. There may be factors in the portfolio that have not been a feature of the past and changes in credit grading profiles and grading movements may lag the change in the credit profile of the customer. In addition, current estimates of loss within the earning portfolio and the period of time it takes following a loss event for an individual loan to be recognised as impaired (‘emergence period’) are subject to a greater element of estimation due to the speed of change in the economies in which we operate and the unprecedented market conditions.

Estimation of expected loss is one method used by management in assessing the adequacy of IBNR provisions. Estimates of expected loss are driven by the following key factors:

- Probability of default i.e. the likelihood of a customer defaulting on its obligations over the next 12 months;

- Loss given default i.e. the fraction of the exposure amount that will be lost in the event of default; and

- Exposure at default i.e. exposure is calculated by adding the expected drawn balance plus a percentage of the unused limits.

The Group’s rating systems have been internally developed and are continually being enhanced, e.g. externally benchmarked to help underpin the aforementioned factors which determine the estimates of expected loss.

Financial assets held for sale to the National Asset Management Agency

The Group’s accounting policy for financial assets classified as held for sale to the National Asset Management Agency (“NAMA”) is set out in accounting policy number 24.

These assets are separately disclosed in the statement of financial position. The bases for measurement, impairment and interest recognition are the same as those for loans and receivables (see accounting policy numbers 6, 16, and 18). Derecognition will take place upon the transfer to NAMA of the risks and rewards inherent in these assets which will be the dates specified in the NAMA acquisition schedules.

Determination of fair value of financial instruments

The best evidence of fair value is quoted prices in an active market. The deterioration of the world’s financial markets has considerably reduced the amount of the Group’s financial instruments that are valued on the basis of quoted prices in active markets. The absence of quoted prices increases reliance on valuation techniques and requires the use of judgement in the estimation of fair value. This judgement includes but is not limited to: - evaluating available market information; determining the cash flows for the instruments; identifying a risk free discount rate and applying an appropriate credit spread.

Valuation techniques that rely to a greater extent on non-observable data require a higher level of management judgement to calculate a fair value than those based wholly on observable data.

The choice of contributors, the quality of market data used for pricing, and the valuation techniques used are all subject to internal review and approval procedures. Given the uncertainty and subjective nature of valuing financial instruments at fair value, any change in these variables could give rise to the financial instruments being carried at a different valuation, with a consequent impact on shareholders’ equity and, in the case of derivatives and trading portfolio assets, the income statement.

Goodwill impairment

Most of the Group’s carrying value of goodwill arises from its investment in BZWBK (see note 40) while other goodwill forms part of the Group’s investment in associated undertakings, including M&T and BACB (see notes 36 and 38).

The process of identifying and evaluating goodwill impairment is inherently uncertain because it requires significant management judgement in making a series of estimations, the results of which are highly sensitive to the assumptions used.

     The impairment review process requires the identification of independent cash generating units, by dividing the business into largely independent income streams. The goodwill is then allocated to these independent units. The carrying value of the unit, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the recoverable amount of a unit is less than its carrying value, goodwill will be impaired.

Where readily available market price data is not available, the calculation of the recoverable amount is based upon discounting expected pre-tax cash flows at a risk adjusted interest rate appropriate to the operating unit, the determination of both of which requires

Critical estimates and assumptions (continued)

Goodwill impairment (continued)

the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding the long term sustainability of the cash flows taking into consideration changes in the market in which a business operates (e.g. economic and credit conditions, competitive activity, regulatory change and availability of funding).

While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect management’s view of future performance. Using different growth rate forecasts and alternative risk adjusted discount rates would give a different estimate of the recoverable amount, which could give rise to the requirement for an impairment provision.

Retirement benefit obligations

The Group provides a number of defined benefit and defined contribution retirement benefit schemes in various geographic locations, the majority of which are funded. In relation to the defined benefit schemes, a full actuarial valuation is undertaken every three years and is updated to reflect current conditions in the intervening periods. Scheme assets are valued at fair value. Scheme liabilities are measured on an actuarial basis, using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Actuarial gains and losses are recognised immediately in the statement of comprehensive income.

In calculating the scheme liabilities and the charge to the income statement, the directors have chosen a number of assumptions within an acceptable range, under advice from the Group’s actuaries. The impact on the income statement and statement of financial position could be materially different if a different set of assumptions were used.

Financial asset and financial liability classification

The Group’s accounting policies provide scope for financial assets and financial liabilities to be designated on inception into different accounting categories in certain circumstances. In classifying financial assets and financial liabilities as ‘trading’ the Group has determined that they meet the definition of trading assets and trading liabilities as set out in accounting policy number 18 Financial assets and accounting policy number 19 Financial liabilities. In circumstances where financial assets are classified as held-to-maturity, the Group has determined that it has both the positive intention and ability to hold the assets until their maturity date as required by accounting policy number 18.

On 13 October 2008 the IASB issued an amendment to IAS 39 which permits the reclassification of financial assets from trading portfolio financial assets. AIB availed of the option provided by the amendment to reclassify securities from the trading portfolio to the available for sale portfolio, based on their fair value on 1 July 2008, as described in note 26. In addition, in 2009 certain available for sale debt securities were reclassified to loans and receivables to customers (see notes 29 and 32). The designation of financial assets and financial liabilities has a significant effect on their income statement treatment and could have a significant impact on reported income.

Discontinued operations

The Group’s accounting policy for disposal groups and non-current assets held for sale and discontinued operations is set out in accounting policy number 23.

A significant element of the Group’s operations were classified as held for sale at 30 March 2010. Accordingly, these operations have been reclassified as discontinued operations in (i) the consolidated income statement; (ii) the consolidated statement of comprehensive income; and in (iii) the consolidated statement of cash flows in accordance with the accounting policy.

Since the discontinued operations were not held for sale at 31 December 2009, these operations have not been reclassified in the consolidated statement of financial position or consolidated statement of changes in equity.

Deferred taxation

Deferred tax assets are recognised when it is probable that future taxable profits will be available against which the temporary differences will be utilised. Deferred tax assets arising from unutilised tax losses in the Irish tax jurisdiction amount to € 381 million. The net deferred tax asset on items recognised directly in equity amounted to € 40 million, the most significant of which relates to retirement benefits. The retirement benefit deferred tax asset fluctuates in line with movements in the value of the pension scheme deficit. An increase in asset values, with no change in liabilities would reduce the associated deferred tax asset. If it transpired that the deficit could only be eliminated by additional cash contributions, then the recovery of the deferred tax asset would require sufficient taxable profits to accrue.

     In assessing the recoverability of deferred tax assets, management considers whether it is probable that all deferred tax assets will be realised. Other than as described above in respect of deferred tax on items recognised directly in equity, the ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible. The Directors have considered the assumptions underpinning the restructuring plan (see note 56 (v)) and have determined that future taxable profits will be available to absorb the deferred tax assets including the unutilised tax losses. Accordingly, it is considered that recoverability of the deferred tax asset is probable.

Accounting policies*

1	Reporting entity

2	Statement of compliance

3	Basis of preparation

4	Basis of consolidation

5	Foreign currency translation

6	Interest income and expense recognition

7	Fee and commission income

8	Net trading income

9	Dividend income

10	Operating leases

11	Employee benefits

12	Non-credit risk provisions

13	Income tax, including deferred income tax

14	Construction contracts

15	Impairment of property, plant and equipment, goodwill and intangible assets

16	Impairment of financial assets

17	Determination of fair value of financial instruments

18	Financial assets

19	Financial liabilities

20	Property, plant and equipment

21	Intangible assets

22	Derivatives and hedge accounting

23	Discontinued operations

24	Financial assets held for sale to NAMA

25	Collateral and netting

26	Financial guarantees

27	Sale and repurchase agreements (including stock borrowing and lending)

28	Leases

29	Shareholders’ equity

30	Insurance and investment contracts

31	Segment reporting

32	Cash and cash equivalents

33	Prospective accounting changes

*	Forms an integral part of the audited financial statements.

Accounting policies (continued)

1 Reporting entity

Allied Irish Banks, p.l.c. (‘the parent company’) is a company domiciled in Ireland. The address of the Company’s registered office is Bankcentre, Ballsbridge, Dublin 4, Ireland. The consolidated financial statements include the accounts of Allied Irish Banks, p.l.c. (the parent company) and its subsidiary undertakings, collectively referred to as the ‘Group’, where appropriate, including certain special purpose entities and are made up to the end of the financial year. The Group is primarily involved in retail and corporate banking, investment banking and the provision of asset management services.

2 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and subsequently adopted by the European Union (“EU”) and applicable for the year ended 31 December 2009. The accounting policies have been consistently applied by Group entities unless otherwise described consistent with the approach taken in the statutory financial statements. The parent company financial statements have been prepared in accordance with both IFRS as issued by the IASB and subsequently adopted by the EU as applicable for the year ended 31 December 2009 and with Irish statute. The financial information presented herein does not amount to statutory financial statements.

3 Basis of preparation

The financial statements are presented in euro, which is the functional currency of the parent company and a significant number of its subsidiaries, rounded to the nearest million.

On 30 March 2010, the Group announced that its investments in AIB Group (UK) p.l.c., BZWBK and M&T Bank Corporation were for sale. Subsequently, Bulgarian American Credit Bank AD was also included in the investments to be disposed of. These sales are expected to complete within twelve months of the date of classification as held for sale, with plans for their sale at an advanced stage. In line with policy for ‘disposal groups and non-current assets held for sale, and discontinued operations’, these were shown as discontinued operations in the Group’s interim results 2010, filed by way of separate Form 6-K with the Securities and Exchange Commission.

Under applicable rules of the Securities and Exchange Commission, when a registrant prepares, on or after the date a registrant reports discontinued operations, a new registration statement, or prospectus supplement to existing registration statement, that includes or incorporates by reference financial statements, the registrant is required to recast the prior period annual financial statements included or incorporated by reference in such registration statement, or prospectus supplement, to reflect the discontinued operations. Accordingly, the parent company is filing this Form 6-K to recast its consolidated financial statements for each of the years in the period ended December 31, 2009 to reflect the presentation of the discontinued operations. This recasting does not represent a restatement of previously issued financial statements. Accordingly, where a new standard issued in any year did not require retrospective disclosure or measurement, the information required by that standard has not been provided for earlier years.

The financial statements have been prepared under the historical cost basis, with the exception of the following assets and liabilities which are stated at their fair value: derivative financial instruments, financial instruments at fair value through profit or loss, certain hedged financial assets and financial liabilities and financial assets classified as available-for-sale.

The financial statements comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated and parent company statements of financial position, the consolidated and parent company statements of cash flows, and the consolidated and parent company statements of movements in equity together with the related notes.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected. The estimates that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are in the areas of loan impairment; financial assets held for sale to NAMA; determination of the fair value of certain financial assets and financial liabilities; retirement benefit liabilities, impairment of goodwill; and the recoverability of deferred tax. In addition, the designation of financial assets and financial liabilities has a significant impact on their income statement treatment and could have a significant impact on reported income.

        Comparative figures have been adjusted where necessary as a result of changes in accounting policies or to conform with changes in presentation where additional analysis has been provided in the current year.

Going concern

The Group’s activities are subject to risk factors. The continued global financial crisis and the deteriorated economic environments in the countries in which it operates have increased the intensity of these risk factors. The Directors have reviewed the Group’s Business and Financial Plan for 2010/2011 which incorporates its funding and capital plan and considered the critical assumptions underpinning same. They have also considered the measures introduced by the Irish Government to improve liquidity, including the Government Guarantee, the € 3.5 billion recapitalisation, AIB’s participation in NAMA (all of which are considered in note 56); the Government’s acknowledgement of AIB’s systemic importance to the Irish economy; and the Government’s continued stated support including the provision of additional capital if necessary. The financial statements continue to be prepared on a going concern basis, as the Directors are satisfied that the Company and the Group as a whole have access to the resources to continue in business for the foreseeable future.

Changes in accounting policies

Insurance contracts

The Group’s accounting policy for insurance and investment contracts is set out in accounting policy number 30. In the preparation of the 2009 Annual Financial Report, the Group has changed its method of accounting for insurance contracts from European Embedded Value (“EEV”) to Market Consistent Embedded Value (“MCEV”) principles. This follows the publication by the European Insurance CFO Forum of the MCEV principles, which will replace the EEV principles as the CFO Forum endorsed method of embedded value reporting from 1 January 2011.

These principles provide a framework intended to improve comparability and transparency in embedded value reporting across Europe. The adoption of MCEV principles is expected to deliver a shareholder perspective on value, being the present value of cash flows available to shareholders, adjusted for the risks of those cash flows; and a market consistent approach to financial risk.

This change in accounting policy has been accounted for retrospectively and the comparative financial statements have been restated.

IAS 1—Presentation of Financial Statements requires a ‘statement of financial position’ at the beginning of the earliest comparative period following a change in accounting policy, and accordingly, the Group has presented three statements of financial position.

Borrowing costs

The Group has implemented the revised IAS 23 - Borrowing Costs in the preparation of its financial statements for the year ended 31 December 2009. Previously, the Group’s policy was to expense borrowing costs related to the acquisition, construction or production of qualifying assets.

Commencing on 1 January 2009, it is Group policy to capitalise, as part of the cost of an asset, borrowing costs that are directly attributable to the acquisition, construction or production of that asset. This applies to qualifying assets, which are assets that take a substantial period of time to complete and for which the acquisition, construction or production commenced after 1 January 2009. This change in accounting policy did not have a material impact in the year ended 31 December 2009. Comparative figures have not been adjusted.

Accounting policies (continued)

Adoption of new accounting standards

The following standards/amendments to standards have been adopted by the Group during the year ended 31 December 2009:

IFRS 8—Operating Segments

This standard is effective from 1 January 2009, replacing IAS 14 - Segmental Reporting. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. The introduction of this standard has not had a significant impact on Group reporting. Since the new standard only impacts presentation and disclosure aspects, there is no impact on earnings per share.

Revised IAS 1—Presentation of Financial Statements

This revised standard, effective from 1 January 2009 is aimed at improving users’ ability to analyse and compare the information given in financial statements. The revisions include changes in the titles of some of the primary financial statements to reflect their function more clearly. The Group has adopted the ‘two separate statements approach’ of presenting items of income and expense and components of other comprehensive income. The revised standard requires all changes in equity arising from transactions with owners in their capacity as owners to be presented separately from non-owner changes in equity in the ‘Consolidated statement of changes in equity’. Comparative information has been re-presented in accordance with the requirements of the revised standard. Since the new standard only impacts presentation and disclosure aspects, there is no impact on earnings per share.

Improving Disclosures about Financial Instruments (Amendments to IFRS 7)

This amended standard, effective for accounting periods commencing on or after 1 January 2009, requires enhanced disclosures about fair value measurements and liquidity risk in respect of financial instruments.

The amendments require that fair value measurement disclosures use a three-level fair value hierarchy that reflects the significance of the inputs used in measuring fair values of financial instruments in the statement of financial position. Specific disclosures are required when fair value measurements are categorised as Level 3 (significant unobservable inputs) in the fair value hierarchy. The amendments require that any significant transfers between Level 1 and Level 2 of the fair value hierarchy be disclosed separately, distinguishing between transfers into and out of each level. Furthermore, changes in valuation techniques from one period to another, including the reasons therefor, are required to be disclosed for each class of financial instrument.

Revised disclosures in respect of fair values of financial instruments are included in note 57.

Further, the definition of liquidity risk has been amended and it is now defined as the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

IFRIC 16—Hedges of a Net Investment in a Foreign Operation

Effective 1 January 2009, the Group has implemented IFRIC 16 Hedges of a Net Investment in a Foreign Operation.

IFRIC 16 provides guidance with respect to the nature of the foreign exchange risks that can be hedged in a net investment in a foreign operation, where in a consolidated group the hedging instrument can be held and what amounts should be reclassified from equity to profit or loss as reclassification adjustments on disposal of the foreign operation.

The application of this IFRIC did not have any impact on the Group’s consolidated financial statements.

IAS 32—Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements—Puttable financial instruments and obligations arising on liquidation

Effective 1 January 2009, the Group has implemented amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements. The amendments are relevant to entities that have issued financial instruments that are (i) puttable financial instruments, or (ii) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro-rata share of the net assets of the entity only on liquidation. Under the revised IAS 32, subject to specified criteria being met, these instruments will be classified as equity whereas, prior to these amendments, they would have been classified as financial liabilities.

The application of the amended requirement did not have any impact on the Group’s consolidated financial statements.

4 Basis of consolidation

Subsidiary undertakings

A subsidiary is one where the Group has the power, directly or indirectly, to govern the financial and operating policies of the entity, so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group until the date that control ceases.

A special purpose entity is an entity created to accomplish a narrow and well-defined objective such as the securitisation of particular assets, or the execution of a specific borrowing or lending transaction. The financial statements of special purpose entities are included in the Group’s consolidated financial statements where the substance of the relationship is that the Group controls the special purpose entity.

The Group uses the purchase method of accounting to account for the acquisition of subsidiary undertakings. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the transaction, plus costs directly attributable to the acquisition. Identifiable assets acquired are fair valued at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

The Group commonly acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets, and income arising thereon, are excluded from the financial statements, as they are not assets of the Group.

Associated undertakings

An associate undertaking is generally one in which the Group’s interest is greater than 20% and less than 50% and in which the Group has significant influence, but not control, over the entity’s operating and financial policies.

Investments in associated undertakings are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post acquisition net income (or loss), and other movements reflected directly in the equity of the associated undertaking.

Goodwill arising on the acquisition of an associated undertaking is included in the carrying amount of the investment. When the Group’s share of losses in an associate has reduced the carrying amount to zero, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations to make payments on behalf of the associate.

The Group’s share of the results of associated undertakings after tax reflects the Group’s proportionate interest in the associated undertaking and is based on financial statements made up to a date not earlier than three months before the period end reporting date, adjusted to conform with the accounting polices of the Group.

Since goodwill that forms part of the carrying amount of the investment in an associate is not recognised separately, it is therefore not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

Transactions eliminated on consolidation

Intra-group balances and any unrealised income and expenses, arising from intra-group transactions are eliminated on consolidation. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Unrealised gains on transactions with associated undertakings are eliminated to the extent of the Group’s interest in the investees.

Accounting policies (continued)

5 Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using their functional currency, being the currency of the primary economic environment in which the entity operates.

Transactions and balances

Foreign currency transactions are translated into the respective entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period end exchange rates of the amortised cost of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement except for qualifying cash flow hedges, which are recognised in other comprehensive income. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss are reported as part of the fair value gain or loss. Exchange differences on equities classified as available for sale financial assets, together with exchange differences on a financial liability designated as a hedge of the net investment in a foreign operation are reported in other comprehensive income.

Foreign operations

The results and financial position of all Group entities that have a functional currency different from the euro are translated into euro as follows:

-	assets and liabilities including goodwill and fair value adjustments arising on consolidation of foreign operations are translated at the closing rate;

-	income and expenses are translated into euro at the average rates of exchange during the period where these rates approximate to the foreign exchange rates ruling at the dates of the transactions;

-	foreign currency translation differences are recognised in other comprehensive income; and

-	since 1 January 2004, the Group’s date of transition to IFRS, all such exchange differences are included in the foreign currency translation reserve within shareholders’ equity. When a foreign operation is disposed of in part or in full, the relevant amount of the foreign currency translation reserve is transferred to the income statement.

6 Interest income and expense recognition

Interest income and expense is recognised in the income statement for all interest-bearing financial instruments using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. The application of the method has the effect of recognising income receivable, and expense payable, on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment. In calculating the effective interest rate, the Group estimates cash flows (using projections based on its experience of customers’ behaviour) considering all contractual terms of the financial instrument but excluding future credit losses. The calculation takes into account all fees, including those for early redemption, and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.

All costs associated with mortgage incentive schemes are included in the effective interest rate calculation. Fees and commissions payable to third parties in connection with lending arrangements, where these are direct and incremental costs related to the issue of a financial instrument, are included in interest income as part of the effective interest rate.

Interest income and expense presented in the income statement includes:

-	Interest on financial assets and financial liabilities at amortised cost on an effective interest method;

-	Interest on financial investments available for sale on an effective interest method;

-	Net interest income and expense on qualifying hedge derivatives designated as cash flow hedges or fair value hedges which are recognised in interest income or interest expense depending on the nature of the underlying hedged item; and

-	Interest income and funding costs of trading portfolio financial assets, excluding dividends on equity shares.

7 Fee and commission income

Fees and commissions are generally recognised on an accruals basis when the service has been provided, unless they have been included in the effective interest rate calculation. Loan syndication fees are recognised as revenue when the syndication has been completed and the Group has retained no part of the loan package for itself or retained a part at the same effective interest rate as applicable to the other participants.

Portfolio and other management advisory and service fees are recognised based on the applicable service contracts. Asset management fees relating to investment funds are recognised over the period the service is provided. The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time.

Commitment fees, together with related direct costs, for loan facilities where drawdown is probable are deferred and recognised as an adjustment to the effective interest rate on the loan once drawn. Commitment fees in relation to facilities where drawdown is not probable are recognised over the term of the commitment on a straight line basis. Other credit related fees are recognised as the service is provided except for arrangement fees where it is likely that the facility will be drawn down, and which are included in the effective interest rate calculation.

8 Net trading income

Net trading income comprises gains less losses relating to trading assets and trading liabilities, and includes all realised and unrealised fair value changes.

9 Dividend income

Dividend income is recognised when the right to receive income is established. Usually this is the ex-dividend date for equity securities.

10 Operating leases

Payment made under operating leases are recognised in the income statement on a straight line basis over the term of the lease. Lease incentives received, and premiums paid, at inception of the lease are recognised as an integral part of the total lease expense, over the term of the lease.

11 Employee benefits

Retirement benefit obligations

The Group provides employees with post retirement benefits mainly in the form of pensions.

The Group provides a number of retirement benefit schemes including defined benefit and defined contribution as well as a hybrid scheme that has both defined benefit and defined contribution elements. In addition, the Group contributes, according to local law in the various countries in which it operates, to Governmental and other schemes which have the characteristics of defined contribution schemes. The majority of the defined benefit schemes are funded.

Full actuarial valuations of defined benefit schemes are undertaken every three years and are updated to reflect current conditions at each year-end reporting date. Scheme assets are measured at fair value determined by using current bid prices. Scheme liabilities are measured on an actuarial basis by estimating the amount of future benefit that employees have earned for their service in current and prior periods and discounting that benefit at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. The calculation is performed by a qualified actuary using the projected unit credit method. The difference between the fair value of the scheme assets and the present value of the defined benefit obligation at the year-end reporting date is recognised in the statement of financial position. Schemes in surplus are shown as assets and schemes in deficit, together with unfunded schemes, are shown as liabilities. Actuarial gains and losses are recognised immediately in other comprehensive income.

        The cost of providing defined benefit pension schemes to employees, comprising the current service cost, past service cost, curtailments, the expected return on scheme assets, and the change in the present value of scheme liabilities arising from the passage of time is charged to the income statement within personnel expenses.

        The cost of the Group’s defined contribution schemes, is charged to the income statement in the accounting period in which it is incurred. Any contributions unpaid at the year-end reporting date are included as a liability. The Group has no further obligation under these schemes once these contributions have been paid.

Short-term employee benefits

Short-term employee benefits, such as salaries and other benefits, are accounted for on an accruals basis over the period during which employees have provided services. Bonuses are recognised to the extent that the Group has a legal or constructive obligation to its employees that can be measured reliably. The cost of providing subsidised staff loans and preferential rates on staff deposits is charged within personnel expenses.

Termination benefits

Termination benefits are recognised as an expense when the Group is demonstrably committed, without the realistic possibility of withdrawal, to a formal plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognised if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Share based compensation

The Group operates a number of equity settled share based compensation schemes. The fair value of the employee services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in exchange for the shares or share options granted is recognised in the income statement over the period during which the employees become unconditionally entitled to the options, which is the vesting period. The amount expensed is determined by reference to the fair value of the options granted. The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the share price at date of grant of the option, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Vesting conditions included in the terms of the grant are not taken into account in estimating fair value except where those terms relate to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting conditions are met, provided that any non-market vesting conditions are met.

If either the Group or the employee can choose whether or not to meet a non-vesting condition, the Group will treat its employee’s failure to meet that non-vesting condition during the vesting period as a cancellation. A cancellation requires the immediate recognition of the amount that otherwise would have been recognised for services received over the remainder of the vesting period.

The expense relating to equity settled share based payments is credited to the share based payments reserve in shareholders’ equity. Where the share based payment arrangements give rise to the issue of new shares, the proceeds of issue of the shares are credited to share capital (nominal amount) and share premium and the amount credited to the share based payment reserve in respect of these shares is transferred to share premium when the options are exercised. When the share based payment give rise to the reissue of shares from treasury shares, the proceeds of issue are credited to the treasury shares reserve within shareholders’ equity. In addition, there is a transfer between the share based payment reserve and the treasury shares reserve reflecting the cost of the share based payment already recognised in the income statement.

12 Non-credit risk provisions

Provisions are recognised for present legal or constructive obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated.

When the effect is material, provisions are determined by discounting expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Payments are deducted from the present value of the provision and interest at the relevant discount rate is charged annually to interest expense using the effective interest method. Changes in the present value of the liability as a result of movements in interest rates are included in other financial income. The present value of provisions is included in other liabilities.

When a leasehold property ceases to be used in the business, provision is made, where the unavoidable costs of future obligations relating to the lease are expected to exceed anticipated income. The provision is calculated using market rates of interest to reflect the long-term nature of the cash flows. Before the provision is established, the Group recognises any impairment loss on the assets associated with the lease contract.

Restructuring costs

Where the Group has a formal plan for restructuring a business and has raised valid expectations in the areas affected by the restructuring by starting to implement the plan or announcing its main features, provision is made for the anticipated cost of restructuring, including retirement benefits and redundancy costs, when an obligation exists. The provision raised is normally utilised within twelve months. Future operating costs are not provided for.

Legal claims and other contingencies

Provisions are made for legal claims where the Group has present legal or constructive obligations as a result of past events and it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Contingent liabilities are possible obligations whose existence will be confirmed only by the occurence of uncertain future events giving rise to present obligations where the transfer of economic benefit is uncertain or cannot be reliably estimated. Contingent liabilities are not recognised but are disclosed in the notes to the financial statements unless the possibility of the transfer of economic benefit is remote.

13 Income tax, including deferred income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income, in which case it is recognised in other comprehensive income. Income tax relating to items in equity is recognised directly in equity.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is provided, using the financial statement liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax is determined using tax rates based on legislation enacted or substantively enacted at the reporting date and expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred income tax assets are recognised where it is probable that future taxable profits will be available against which the temporary differences will be utilised.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle the current tax assets and liabilities on a net basis or to realise the asset and settle the liability simultaneously.

The principal temporary differences arise from depreciation of property, plant and equipment, revaluation of certain financial assets and financial liabilities including derivative contracts, provisions for pensions and other post retirement benefits, tax losses carried forward, and in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. In addition, the following temporary differences are not provided for: goodwill, the amortisation of which is not deductible for tax purposes, and assets and liabilities the initial recognition of which affect neither accounting nor taxable profit. Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which the profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

14 Construction contracts

Revenue from construction contacts is recognised when it is probable that the economic benefits of the transaction will flow to the Group and when the revenue, the costs (both incurred and future), the outcome of the contract and its stage of completion can all be measured reliably. Once the above criteria are met, both contract revenue and contract costs are recognised by reference to the stage of completion of the contract. The stage of completion is formally reviewed by an external firm of quantity surveyors at each reporting date.

When the outcome of a construction contract cannot be estimated reliably, no profit is recognised, but revenue is recognised to the extent of costs incurred that are probable of recovery. Costs are recognised as an expense in the income statement in the accounting period in which the work is performed.

15 Impairment of property, plant and equipment, goodwill and intangible assets

Annually, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets, are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review.

        Goodwill and intangible assets not yet available for use are subject to an annual impairment review. The impairment review comprises a comparison of the carrying amount of the asset or cash generating unit with its recoverable amount. Cash-generating units are the lowest level at which management monitors the return on investment in assets. The recoverable amount is determined as the higher of fair value less costs to sell of the asset or cash generating unit and its value in use. Fair value less costs to sell is calculated by reference to the amount at which the asset could be disposed of in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. For intangible assets not yet available for use, the impairment review takes into account the cash flows required to bring the asset into use.

        The carrying values of property, plant and equipment and intangible assets are written down by the amount of any impairment

Accounting policies (continued)

15 Impairment of property, plant and equipment, goodwill and intangible assets (continued)

and this loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss relating to a fixed asset may be reversed in part or in full when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the asset’s recoverable amount. The carrying amount of the asset will only be increased up to the amount that it would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed.

16 Impairment of financial assets

It is Group policy to make provisions for impairment of financial assets to reflect the losses inherent in those assets at the reporting date.

Impairment

The Group assesses at each reporting date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and on or before the balance sheet date (“a loss event”), and that loss event or events has had an impact such that the estimated present value of future cash flows is less than the current carrying value of the financial asset, or portfolio of financial assets.

Objective evidence that a financial asset or a portfolio of financial assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

a)	significant financial difficulty of the issuer or obligor;

b)	a breach of contract, such as a default or delinquency in interest or principal payments;

c)	the granting to the borrower of a concession, for economic or legal reasons relating to the borrower’s financial difficulty that the Group would not otherwise consider;

d)	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e)	the disappearance of an active market for that financial asset because of financial difficulties; or

f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

i.	adverse changes in the payment status of borrowers in the portfolio;

ii.	national or local economic conditions that correlate with defaults on the assets in the portfolio.

Incurred but not reported

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant (i.e. individually insignificant). If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and includes these performing assets under the collective incurred but not reported (“IBNR”) assessment. An IBNR impairment provision represents an interim step pending the identification of impairment losses on an individual asset in a group of financial assets. As soon as information is available that specifically identifies losses on individually impaired assets in a group, those assets are removed from the group. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

Collective evaluation of impairment

For the purpose of collective evaluation of impairment (individually insignificant impaired assets and IBNR), financial assets are grouped on the basis of similar risk characteristics. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

         Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss

For loans and receivables and assets held to maturity, the amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognised using an allowance account and is included in the income statement.

Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

When a loan has been subjected to a specific provision and the prospects of recovery do not improve, a time will come when it may be concluded that there is no real prospect of recovery. When this point is reached, the amount of the loan which is considered to be beyond the prospect of recovery is written off against the related provision for loan impairment. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

Assets acquired in exchange for loans and receivables in order to achieve an orderly realisation are accounted for as a disposal of the loan and an acquisition of an asset. Any further impairment of the assets or business acquired is treated as an impairment of the relevant asset and not as an impairment of the original instrument.

Collateralised financial assets

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure, costs for obtaining and settling the collateral, and whether or not foreclosure is probable.

Past due loans

When a borrower fails to make a contractually due payment, a loan is deemed to be past due. ‘Past due days’ is a term used to describe the cumulative numbers of days that a missed payment is overdue. Past due days commence from the close of business on the day on which a payment is due but not received. In the case of overdrafts, past due days are counted once a borrower:

-	has breached an advised limit;

-	has been advised of a limit lower than the then current outstandings; or

-	has drawn credit without authorisation.

When a borrower is past due, the entire exposure is reported as past due, rather than the amount of any excess or arrears.

Loans and receivables renegotiated

Loans and receivables renegotiated are those facilities outstanding at the reporting date that, during the financial year have had their terms renegotiated, resulting in an upgrade from 91+ days past due or default status to performing status.

Where possible, the Group seeks to restructure loans rather than to take possession of collateral. This may involve extending the payment arrangements and the agreement of new loan conditions. Once the terms have been renegotiated, the loan is no longer considered past due. Management continuously reviews renegotiated loans to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to an individual or collective impairment assessment, calculated using the loan’s original effective interest rate.

Available for sale assets

In the case of equity instruments classified as available for sale, a significant or prolonged decline in the fair value of the instrument below its cost is considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that had been previously recognised in other comprehensive income is recognised in the income statement as a reclassification adjustment. Reversals of impairment of equity shares are not recognised in the income statement and increases in the fair value of equity shares after impairment are recognised in other comprehensive income.

         In the case of debt securities classified as available for sale, impairment is assessed on the same criteria as for all other financial assets. Impairment is recognised by transferring the cumulative loss that has been recognised directly in other comprehensive income to the income statement. Any subsequent increase in the fair value of an available for sale security is included in other comprehensive income unless the increase in fair value can be objectively related to an event that occurred after the impairment was recognised in the income statement, in which case the impairment loss or part thereof is reversed.

Accounting policies (continued)

17 Determination of fair value of financial instruments

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Financial assets are initially recognised at fair value, and, with the exception of financial assets at fair value through profit or loss, the initial fair value includes direct and incremental transaction costs.

Financial liabilities are initially recognised at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred.

Subsequent to initial recognition, the methods used to determine the fair value of financial instruments include quoted prices in active markets where those prices are considered to represent actual and regularly occurring market transactions on an arm’s length basis. Where quoted prices are not available or are unreliable because of market inactivity, fair values are determined using valuation techniques. These valuation techniques which use, to the extent possible, observable market data, include the use of recent arm’s length transactions, reference to other similar instruments, option pricing models and discounted cash flow analysis and other valuation techniques commonly used by market participants.

Quoted prices in active markets

Quoted market prices are used where those prices are considered to represent actual and regularly occurring market transactions on an arm’s length basis, in active markets.

Valuations for negotiable instruments such as debt and equity securities are determined using bid prices for asset positions and offer prices for liability positions. Where securities are traded on an exchange, the fair value is based on prices from the exchange. The market for debt securities largely operates on an ‘over the counter’ basis which means that there is not an official clearing or exchange price for these security instruments. Therefore market makers and/or investment banks (‘contributors’) publish bid and offer levels which reflect an indicative price that they are prepared to buy and sell a particular security. The Group’s valuation policy requires that the prices used in determining the fair value of securities quoted in active markets must be sourced from established market makers and/or investment banks.

Valuation techniques

In the absence of quoted market prices, or in the case of over-the-counter derivatives, fair value is calculated using valuation techniques. Fair value may be estimated using quoted market prices for similar instruments, adjusted for differences between the quoted instrument and the instrument being valued. Where the fair value is calculated using discounted cash flow analysis, the methodology is to use, to the extent possible, market data that is either directly observable or is implied from instrument prices, such as interest rate yield curves, equities and commodities prices, credit spreads, option volatilities and currency rates. In addition, the Group considers the impact of own credit risk when valuing its derivative liabilities. The methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. The assumptions involved in these valuation techniques include:

-	The likelihood and expected timing of future cash flows of the instrument. These cash flows are generally governed by the terms of the instrument, although management judgement may be required when the ability of the counterparty to service the instrument in accordance with the contractual terms is in doubt. In addition, future cash flows may also be sensitive to the occurrence of future events, including changes in market rates; and

-	Selecting an appropriate discount rate for the instrument, based on the interest rate yield curves including the determination of an appropriate spread for the instrument over the risk-free rate. The spread is adjusted to take into account the specific credit risk profile of the exposure.

Certain financial instruments may be valued on the basis of valuation techniques that feature one or more significant market inputs that are not observable. When applying a valuation technique with unobservable data, estimates are made to reflect uncertainties in fair values resulting from a lack of market data, for example, as a result of illiquidity in the market. For these instruments, the fair value measurement is less reliable. Inputs into valuations based on non-observable data are inherently uncertain because there are little or no current market data available from which to determine the level at which an arm’s length transaction would occur under normal business conditions. However, in most cases there is some market data available on which to base a determination of fair value, for example historical data, and the fair values of most financial instruments will be based on some market observable inputs even where the non-observable inputs are significant.

The Group tests the outputs of the model to ensure that it reflects current market conditions. The calculation of fair value for any financial instrument may require adjustment of the quoted price or the valuation technique output to reflect the cost of credit risk, the liquidity of the market, and hedging costs where these are not embedded in underlying valuation techniques or prices used.

The choice of contributors, the quality of market data used for pricing, and the valuation techniques used are all subject to internal review and approval procedures.

18 Financial assets

The Group classifies its financial assets into the following categories:—financial assets at fair value through profit or loss; loans and receivables; held to maturity investments; and available for sale financial assets.

Purchases and sales of financial assets are recognised on trade date, being the date on which the Group commits to purchase or sell the assets. Loans are recognised when cash is advanced to the borrowers.

Interest is calculated using the effective interest method and credited to the income statement. Dividends on available for sale equity securities are recognised in the income statement when the entity’s right to receive payment is established. Impairment losses and translation differences on monetary items are recognised in the income statement.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or when the Group has transferred substantially all the risks and rewards of ownership.

Financial assets at fair value through profit or loss

This category can have two sub categories:—Financial assets held for trading; and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the near term; part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or if it is so designated at initial recognition by management, subject to certain criteria.

The assets are recognised initially at fair value and transaction costs are taken directly to the income statement. Interest and dividends on assets within this category are reported in interest income, and dividend income, respectively. Gains and losses arising from changes in fair value are included directly in the income statement within net trading income.

Derivatives are also classified in this category unless they have been designated as hedges or are financial guarantee contracts.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as available for sale. They arise when the Group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs and are subsequently carried on an amortised cost basis.

Held to maturity

Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group’s management has the intention and ability to hold to maturity. If the Group was to sell other than an insignificant amount of held to maturity assets, the remainder would be required to be reclassified as available for sale. Held to maturity investments are initially recognised at fair value including direct and incremental transaction costs and are carried on an amortised cost basis using the effective interest method.

Any available for sale financial investments reclassified into the held to maturity category are transferred at fair value and are subsequently carried at amortised cost using the effective interest rate method. Unrealised gains or losses held in equity in respect of such reclassified assets are amortised to the income statement using the effective interest rate method.

Available for sale

Available for sale financial assets are non-derivative financial investments that are designated as available for sale and are not categorised into any of the other categories described above. Available for sale financial assets are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. Available for sale financial assets are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included in other comprehensive income until sale or impairment when the cumulative gain or loss is transferred to the income statement as a reclassification adjustment. Assets reclassified from the held for trading category are recognised at fair value.

Reclassification of financial assets

In October 2008, the IASB issued amendments to IAS 39—Financial Instruments: Recognition and Measurement, and IFRS 7—Financial Instruments: Disclosures, titled ‘Reclassification of Financial Assets’. These amendments permit an entity to reclassify certain non-derivative financial assets (other than those designated at fair value through profit or loss at initial recognition) out of the fair value through profit or loss category. AIB implemented these amendments which are effective from 1 July 2008. The impact of the reclassifications is set out in note 26.

Accounting policies (continued)

19 Financial liabilities

Issued financial instruments or their components are classified as liabilities where the substance of the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset to the holder, to exchange financial instruments on terms that are potentially unfavourable or to satisfy the obligation otherwise than by the exchange of a fixed amount of cash or another financial asset for a fixed number of equity shares.

Financial liabilities are initially recognised at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Financial liabilities are subsequently measured at amortised cost, with any difference between the proceeds net of transaction costs and the redemption value recognised in the income statement using the effective interest method.

Where financial liabilities are classified as trading they are also initially recognised at fair value and the related transaction costs are taken directly to the income statment. Gains and losses arising from changes in fair value are recognised directly in the income statement within net trading income.

Preference shares which carry a mandatory coupon, are classified as financial liabilities. The dividends on these preference shares are recognised in the income statement as interest expense using the effective interest method.

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expired.

20 Property, plant and equipment

Property, plant and equipment are stated at cost, or deemed cost, less accumulated depreciation and provisions for impairment, if any. Additions and subsequent expenditures are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the asset. No depreciation is provided on freehold land. Property, plant and equipment are depreciated on a straight line basis over their estimated useful economic lives. Depreciation is calculated based on the gross carrying amount, less the estimated residual value at the end of the assets’ economic life.

The Group uses the following useful lives when calculating depreciation:

Freehold buildings and long-leasehold property	50 years
Short leasehold property	life of lease, up to 50 years
Costs of adaptation of freehold and leasehold property
Branch properties	up to 10 years(1)
Office properties	up to 15 years(1)
Computers and similar equipment	3 – 7 years
Fixtures and fittings and other equipment	5 – 10 years

The Group reviews its depreciation rates regularly, at least annually, to take account of any change in circumstances. When deciding on useful lives and methods, the principal factors that the Group takes into account are the expected rate of technological developments and expected market requirements for, and the expected pattern of usage of, the assets. When reviewing residual values, the Group estimates the amount that it would currently obtain for the disposal of the asset, after deducting the estimated cost of disposal if the asset were already of the age and condition expected at the end of its useful life.

Gains and losses on disposal of property, plant and equipment are included in the income statement.

It is Group policy not to revalue its property, plant and equipment.

(1)	Subject to the maximum remaining life of the lease.

21 Intangible assets

Goodwill

Goodwill may arise on the acquisition of subsidiary and associated undertakings. Purchased goodwill is the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Group’s share of the assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition. For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is performed either using market rates or by using risk-free rates and risk adjusted expected future cash flows.

        Goodwill is capitalised and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill arising on the acquisition of an associated undertaking is included in the carrying amount of the investment in the consolidated financial statements. Gains or losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.

Goodwill previously written off to reserves under Irish GAAP has not been reinstated and will not be included in calculating any subsequent profit or loss on disposal.

Computer software and other intangible assets

Computer software and other intangible assets are stated at cost, less amortisation on a straight line basis and provisions for impairment,

if any. The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense when incurred. Capitalised computer software is amortised over 3 to 7 years. Other intangible assets are amortised over the life of the asset. Computer software and other intangible assets are reviewed for impairment when there is an indication that the asset may be impaired. Intangible assets not yet available for use are reviewed for impairment on an annual basis.

22 Derivatives and hedge accounting

Derivatives, such as interest rate swaps, options and forward rate agreements, currency swaps and options, and equity index options are used for trading purposes while interest rate swaps and currency swaps and credit derivatives are used for hedging purposes.

The Group maintains trading positions in a variety of financial instruments including derivatives. Trading transactions arise both as a result of activity generated by customers and from proprietary trading with a view to generating incremental income.

Non-trading derivative transactions comprise transactions held for hedging purposes as part of the Group’s risk management strategy against assets, liabilities, positions and cash flows.

Derivatives

Derivatives are measured initially at fair value on the date on which the derivative contract is entered into and subsequently remeasured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and from valuation techniques using discounted cash flow models and option pricing models as appropriate. Derivatives are included in assets when their fair value is positive, and in liabilities when their fair value is negative, unless there is the legal ability and intention to settle net.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

Profits or losses are only recognised on initial recognition of derivatives when there are observable current market transactions or valuation techniques that are based on observable market inputs.

Embedded derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is treated as a separate derivative, and reported at fair value with gains and losses being recognised in the income statement.

Hedging

All derivatives are carried at fair value and the accounting treatment of the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in IAS 39 ‘Financial Instruments: Recognition and Measurement’, the Group designates certain derivatives as either:

(1)	hedges of the fair value of recognised assets or liabilities or firm commitments (“fair value hedge”); or

(2)	hedges of the exposure to variability of cash flows attributable to a recognised asset or liability, or a highly probable forecasted transaction (“cash flow hedge”); or

(3)	hedges of a net investment in a foreign operation.

When a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

The Group discontinues hedge accounting when:

a)	it is determined that a derivative is not, or has ceased to be, highly effective as a hedge;

b)	the derivative expires, or is sold, terminated, or exercised;

c)	the hedged item matures or is sold or repaid; or

d)	a forecast transaction is no longer deemed highly probable.

Accounting policies (continued)

22 Derivatives and hedge accounting (continued)

To the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item, ineffectiveness arises. The amount of ineffectiveness, (taking into account the timing of the expected cash flows, where relevant) provided it is not so great as to disqualify the entire hedge for hedge accounting, is recorded in the income statement.

In certain circumstances, the Group may decide to cease hedge accounting even though the hedge relationship continues to be highly effective by no longer designating the financial instrument as a hedge.

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortised cost, amortised over the period to maturity of the previously designated hedge relationship using the effective interest method. For available for sale items the fair value hedging adjustment remains in equity, until the hedged item affects the income statement and is recognised in the income statement using the effective interest method. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

Cash flow hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is initially recognised directly in other comprehensive income and included in the cash flow hedging reserves in the statement of changes in equity. The amount recognised in other comprehensive income is reclassed to profit or loss as a reclassification adjustment in the same period as the hedged cash flows affect profit or loss, and in the same line item in the statement of comprehensive income. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss recognised in other comprehensive income from the time when the hedge was effective remains in equity and is reclassified to the income statement as a reclassification adjustment as the forecast transaction affects profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in other comprehensive income from the period when the hedge was effective is reclassified from equity to the income statement.

Net investment hedge

Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for similarly to cash flow hedges. The effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement on the disposal or partial disposal of the foreign operation. Hedges of net investments may include non-derivative liabilities as well as derivative financial instruments.

Derivatives that do not qualify for hedge accounting

Certain derivative contracts entered into as economic hedges do not qualify for hedge accounting. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

23 Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale. Discontinued operations are presented in the income statement (including comparatives) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognised on the measurement to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations. In presenting interest income and interest expense and various expenses relating to discontinued operations, account is taken of the continuance or otherwise of these income statement items post disposal of the discontinued operation. Corporate overhead, which was previously allocated to the business being disposed of, is considered to be part of continuing operations. In the statement of financial position, the assets and liabilities of discontinued operations are shown within the caption ‘Disposal groups and non-current assets/(liabilities) held for sale’ separate from other assets and liabilities. On reclassification as discontinued operations, there is no restatement of prior periods for assets and liabilities.

Disposal groups and non-current assets held for sale

A non-current asset or a disposal group comprising assets and liabilities is classified as held for sale if it is expected that its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probable within one year. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset or disposal group.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to the income statement. The same applies to gains and losses on subsequent remeasurement. However, financial assets within the scope of IAS 39 continue to be measured in accordance with that standard. No reclassifications are made in respect of prior periods.

Impairment losses subsequent to classification of assets as held for sale are recognised in the income statement. Increases in fair value less costs to sell of assets that have been classified as held for sale are recognised in the income statement to the extent that the increase is not in excess of any cumulative impairment loss previously recognised in respect of the asset. Assets are not depreciated while they are classified as held for sale.

24 Financial assets held for sale to NAMA

Assets that the Group believe will be transferred to NAMA are classified as financial assets held for sale to NAMA in the statement of financial position. These assets are measured on the same basis as prior to their classification as held for sale (see accounting policy number 18). Interest income and fee income for such assets are recognised on the same basis as for loans and receivables and will be recognised up to the date of derecognition (see accounting policy number 6). The impairment policy for loans and receivables as set out in accounting policy number 16 continues to apply.

Derecognition will take place on a date specified by NAMA for the legal transfer of the assets which will also be the date on which the risks and rewards inherent in these assets will transfer. The consideration received will be measured at fair value. The difference between the carrying value at the date of derecognition and consideration received will be recognised in the income statement as a gain or loss in other operating income.

Accounting policies (continued)

25 Collateral and netting

The Group enters into master netting agreements with counterparties, to ensure that if an event of default occurs, all amounts outstanding with those counterparties will be settled on a net basis.

Collateral

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer’s assets and gives the Group a claim on these assets for both existing and future liabilities. The collateral is, in general, not recorded on the statement of financial position.

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the statement of financial position. Collateral received in the form of cash is recorded on the statement of financial position with a corresponding liability. These items are assigned to deposits received from banks or other counterparties in the case of cash collateral received. Any interest payable or receivable arising is recorded as interest expense or interest income respectively.

In certain circumstances, the Group will pledge collateral in respect of liabilities or borrowings. Collateral pledged in the form of securities or loans and receivables continues to be recorded on the statement of financial position. Collateral paid away in the form of cash is recorded in loans and advances to banks or customers. Any interest payable or receivable arising is recorded as interest expense or interest income respectively.

Netting

Financial assets and financial liabilities are offset and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. This is not generally the case with master netting agreements, where the related assets and liabilities are presented gross on the statement of financial position.

26 Financial guarantees

Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities (‘facility guarantees’) and to other parties in connection with the performance of customers under obligations relating to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties. In its normal course of business Allied Irish Banks, p.l.c. issues financial guarantees to other Group entities. Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee is given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the year-end reporting date. Any increase in the liability relating to guarantees is taken to the income statement in provisions for undrawn contractually committed facilities and guarantees.

27 Sale and repurchase agreements (including stock borrowing and lending)

Financial assets may be lent or sold subject to a commitment to repurchase them (‘repos’). Such securities are retained on the statement of financial position when substantially all the risks and rewards of ownership remain with the Group. The liability to the counterparty is included separately on the statement of financial position as appropriate. Similarly, when securities are purchased subject to a commitment to resell (‘reverse repos’), or where the Group borrows securities, but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans, and the securities are not included in the statement of financial position. The difference between the sale and repurchase price is accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements. Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in trading income.

28 Leases

Lessor

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all the risks and rewards of ownership, with or without ultimate legal title. When assets are held subject to a finance lease, the present value of the lease payments, discounted at the rate of interest implicit in the lease, is recognised as a receivable. The difference between the total payments receivable under the lease and the present value of the receivable is recognised as unearned finance income, which is allocated to accounting periods under the pre-tax net investment method to reflect a constant periodic rate of return.

Assets leased to customers are classified as operating leases if the lease agreements do not transfer substantially all the risks and rewards of ownership. The leased assets are included within property, plant and equipment on the statement of financial position and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognised on a straight line basis over the period of the lease unless another systematic basis is more appropriate.

Lessee

Operating lease rentals payable are recognised as an expense in the income statement on a straight line basis over the lease term unless another systematic basis is more appropriate.

29 Shareholders’ equity

Issued financial instruments, or their components, are classified as equity where they meet the definition of equity and confer on the holder a residual interest in the assets of the Group.

Share capital

Share capital represents funds raised by issuing shares in return for cash or other considerations. Share capital comprises ordinary shares and preference shares of the entity.

Share premium

When shares are issued at a premium whether for cash or otherwise, the excess of the amount received over the par value of the shares, is transferred to share premium.

Share issue costs

Incremental costs directly attributable to the issue of new shares or options are charged, net of tax, to the share premium account.

Dividends and distributions

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders, or in the case of the interim dividend when it has been approved for payment by the Board of Directors. Dividends declared after the year-end reporting date are disclosed in note 71.

Dividends on preference shares accounted for as equity and distributions on the Reserve Capital Instruments are recognised in equity when approved for payment by the Board of Directors.

Other equity interests

Other equity interests relate to Reserve Capital Instruments and the fair value of the warrants attaching to the 2009 Preference Shares (see note 53).

Capital reserves

Capital reserves represent transfers from retained earnings in accordance with relevant legislation.

Revaluation reserves

Revaluation reserves represent the unrealised surplus, net of tax, which arose on revaluation of properties prior to the implementation of IFRS at 1 January 2004.

Available for sale securities reserves

Available for sale securities reserves represent the net unrealised gain or loss, net of tax, arising from the recognition in the statement of financial position of financial investments available for sale at fair value.

Accounting policies (continued)

29 Shareholders’ equity (continued)

Cash flow hedging reserves

Cash flow hedging reserves represent the net gains or losses, net of tax, on effective cash flow hedging instruments that will be reclassified to the income statement when the hedged transaction affects profit or loss.

Revenue reserves

Revenue reserves represent retained earnings of the parent company, subsidiaries and associated undertakings. It is shown net of the cumulative deficit within the defined benefit pension schemes and other appropriate adjustments.

Foreign currency translation reserves

The foreign currency translation reserves represent the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, at the rate of exchange at the year-end reporting date.

Treasury shares

Where the Company or other members of the consolidated Group purchase the Company’s equity share capital, the consideration paid is deducted from total shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or re-issued, any consideration received is included in shareholders’ equity.

Share based payments reserves

The share based payment expense charged to the income statement is credited to the share based payment reserve over the vesting period of the shares and options. Upon grant of shares and exercise of options, the amount in respect of the award credited to the share based payment reserves is transferred to revenue reserves.

Non-controlling interests

Non-controlling interests comprise both equity and non equity interests. Equity interests relate to the interests of outside shareholders in consolidated subsidiaries. Non equity interests relate to non-cumulative perpetual preferred securities issued by a subsidiary.

30 Insurance and investment contracts

In accounting for its interest in Aviva Life Holdings Ireland Limited (“ALH”) formerly Hibernian Life Holdings Limited, the Group has classified its Long Term Assurance business in accordance with IFRS 4 ‘Insurance Contracts’. Insurance contracts are those contracts containing significant insurance risk. In the case of life contracts, insurance risk exists if the amount payable on the occurrence of an insured event exceeds the assets backing the contract, or could do so in certain circumstances, and the product of the probability of the insured event occurring and the excess amount payable has commercial substance. In particular, guaranteed equity bonds which guarantee a return of the original premium irrespective of the current value of the backing assets are deemed to be insurance contracts notwithstanding that at the year-end reporting date there may be no excess of the original premium over the backing assets. Investment contracts are contracts that do not have significant insurance risk.

Insurance contracts

The Group accounts for its insurance contracts using the Market Consistent Embedded Value Principles, published by the CFO Forum. The embedded value comprises two components: the net assets attributable to the Group and the present value of the in-force business (“VIF”). The change in the VIF before tax is accounted for as revenue. The value is estimated as the net present value of future cash flows attributable to the Group before tax, based on the market value of the assets at the year-end reporting date, using assumptions that reflect experience and a long-term outlook for the economy and then discounting at an appropriate risk free yield curve rate.

Insurance contract liabilities are calculated on a statutory basis. Premiums are recognised as revenue when due from the policyholder. Claims, which together with the increase in insurance contract liabilities are recognised in the income statement as they arise, are the cost of all claims arising during the period.

30 Insurance and investment contracts (continued)

Investment contracts

Investment contracts are primarily unit-linked. Unit linked liabilities are deemed equal to the value of units attaching to contracts at the year-end reporting date. The liability is measured at fair value, which is the bid value of the assets held to match the liability. Increases in investment contract liabilities are recognised in the income statement as they arise. Revenue in relation to investment management services is recognised as the services are provided. Certain upfront fees and charges have been deferred and are recognised as income over the life of the contract. Premiums and claims are accounted for directly in the statement of financial position as adjustments to the investment contract liability.

31 Segment reporting

An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses. The Group has identified reportable segments on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segment and assess its performance. Based on this identification, the reportable segments are the operating divisions within the Group, the head of each being a member of the Group Executive Committee (“GEC”). The GEC is the CODM and it relies primarily on the management accounts to assess performance of the reportable segments and when making resource allocation decisions.

Transactions between operating segments are on normal commercial terms and conditions, with internal charges and transfer pricing adjustments reflected in the performance of each operating segment. Revenue sharing agreements are used to allocate external customer revenues to an operating segment on a reasonable basis. Income on capital is allocated to the divisions on the basis of the amount of capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to operating segments is reported and retained in Group.

Geographical segments provide products and services within a particular economic environment that is subject to risks and rewards that are different to those components operating in other economic environments. The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction. In addition, geographic distribution of loans and related impairment is also based on the location of the office recording the transaction.

32 Cash and cash equivalents

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value and with original maturities of less than three months.

33 Prospective accounting changes

The following legislative changes and new accounting standards or amendments to standards approved by the IASB in 2009 (but not early adopted by the Group) will impact the Group’s financial reporting in future periods. If applicable they will be adopted in 2010.

The IASB issued ‘Improvements to IFRSs’ in both April 2008 and in April 2009, which comprise a collection of necessary but not urgent amendments to IFRSs. The earliest effective date for the application of the 2009 amendments is for annual periods beginning on or after 1 July 2009. These amendments are not expected to have a material impact on the Group’s accounts. Certain of the 2008 amendments have been implemented with the remainder having an effective date of 1 July 2009.

The following will be applied in 2010:

Amendment to IAS 24—Related Party Disclosures

This amendment simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. It also provides a partial exemption from the disclosure requirements for government-related entities. This amendment will impact upon the disclosure of related party relationships, transactions and outstanding balances, including commitments in the financial statements of the Group. The Group will partially early adopt this amendment in 2010 and avail of certain disclosure exemptions for government related entities.

Amendment to IFRS 2—Share-based Payment Transactions—Group Cash-settled Share-based Payment Transactions

This amendment to IFRS 2 clarifies its scope and the accounting for group cash-settled share-based payments transactions in the separate or individual financial statements of the entity receiving the goods or services when that entity has no obligation to settle the share-based payment transaction.

Accounting policies (continued)

33 Prospective accounting changes (continued)

IFRS 3 Revised—Business Combinations and amended IAS 27—Consolidated and Separate Financial Statements

The revisions to the standards apply prospectively and deal with: partial and step acquisitions; acquisition related costs; and the recognition and measurement of contingent consideration and transactions with non-controlling interests. The objective is to enable users of financial statements to evaluate the nature and financial effects of a business combination. The impact on the Group will be dependent on the nature of any future acquisitions.

Amendments to IAS 39—Financial Instruments: Recognition and Measurement—Eligible Hedged Items

This clarifies the application of existing principles that determine whether specific risks or portions of cash flows are eligible for designation in a hedging relationship. The amendments will become mandatory for the Group’s 2010 consolidated financial statements, with retrospective application required. The amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

IFRIC 17—Distribution of Non-Cash Assets to Owners

This amendment offers guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders. This IFRIC is not expected to have a material impact on the Group.

The following will be applied in 2011:

Amendment to IAS 32—Financial Instruments: Presentation-Classification of rights issues

The amendment states that if rights issues are issued by an entity pro rata to all existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. This amendment is not expected to have a material impact on the Group’s accounts.

Amendment to IFRIC 14—Prepayments of a Minimum Funding Requirement

The amendments correct an unintended consequence of IFRIC 14 IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. Without the amendments, in some circumstances entities would not be permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct the problem. The revision will allow such prepayments to be recorded as assets in the statement of financial position. This IFRIC is not expected to have a material impact on the Group.

IFRIC 19—Extinguishing Financial Liabilities with Equity Instruments

This IFRIC clarifies the requirements of International Financial Reporting Standards (IFRSs) when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The impact on the Group will be dependent on the nature of any future liability management actions, undertaken by the Group.

The following will be applied in 2013 (subject to EU endorsement):

IFRS 9—Financial instruments

IFRS 9 is the first part of the IASB’s project to replace IAS 39. The new standard endeavours to enhance the ability of investors and other users of financial information to understand the accounting for financial assets and to reduce complexity. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortised cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Thus IFRS 9 aims to improve comparability and makes financial statements easier to understand for investors and other users.

The first phase of the IAS 39 project as described above has been finalised and awaits EU endorsement. Proposals addressing the second phase, the impairment methodology for financial assets were published for public comment at the beginning of November 2009, while proposals on the third phase, on hedge accounting, continue to be developed.

The implications of Phase 1 as well as the other 2 phases will be examined in due course.

Financial risk management*

1. Risk governance and risk management organisation

The Board and senior management have ultimate responsibility for the governance of all risk taking activity in the Group. AIB uses a ‘three lines of defence’ framework in the delineation of accountabilities for risk governance.

Under the three lines of defence model, primary responsibility for risk management lies with line management. Line management is supported by three Group and Divisional functions with a risk governance role. These are the enterprise-wide Risk, Regulatory Compliance and Finance functions. Together these act as the second line of defence. The third and final line of defence is the Group Internal Audit (“GIA”) function which provides independent assurance to the Audit Committee of the Board on all risk-taking activity.

While the Board has ultimate responsibility for all risk-taking activity within AIB, it has delegated some risk governance responsibilities to a number of committees or key officers. The diagram below summarises the Enterprise Committee structure of the Group.

The role of the Board and the Audit Committee is set out in the section on Corporate governance. The Group Executive Committee (“GEC”) is the senior executive committee of the Group. The GEC manages the strategic business risks of AIB and sets the business strategy of the enterprise within which the risk management function operates. The Risk Management Committee (“RMC”) is the highest executive forum for risk governance within the Group. It is responsible for identifying, analysing and monitoring risk exposures, adopting best practice policies and standards, and reviewing risk management activities at an enterprise level.

The RMC acts as the parent body of a number of other risk and control committees, namely the Group Credit Committee, the Credit Risk Measurement Committee, the Group Operational Risk Management Committee (‘Group ORMCo’), the Market Risk Committee and the Stress Testing Steering Group.

The Group Asset and Liability Management Committee (‘Group ALCo’) is responsible for all activities in AIB relating to capital planning and management, funding and liquidity management, structural asset and liability management and the Internal Capital Adequacy Assessment Process (“ICAAP”).

The Group Disclosure Committee is responsible for ensuring the compliance of the Group’s external disclosures with legal and regulatory requirements, including relevant provisions of the Sarbanes Oxley Act of 2002 (‘Sarbanes-Oxley Act’).

*Forms an integral part of the audited financial statements.

Financial risk management (continued)

2 Credit risk

Credit risk is defined as the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into and that the Group is unable to recover the full amount that it is owed through the realisation of any security interests. The table below sets out the maximum exposure to credit risk that arises within the Group and distinguishes between those assets that are carried in the statement of financial position at amortised cost and those carried at fair value. The most significant credit risks arise from lending activities to customers and banks, trading portfolio, available for sale, held for sale and held to maturity financial investments, derivatives and ‘off-balance sheet’ guarantees and commitments.

Maximum exposure to credit risk

	2009			2008			2007
	Amortised cost(4) € m	Fair value(5) € m	Total € m	Amortised cost € m	Fair value € m	Total € m	Amortised cost € m	Fair value € m	Total € m

Balances at central banks(1)	3,564	—	3,564	1,565	—	1,565	380	—	380
Items in course of collection	251	—	251	272	—	272	383	—	383
Financial assets held for sale to NAMA	19,087	125	19,212	—	—	—	—	—	—
Trading portfolio financial assets(2)	—	259	259	—	368	368	—	8,122	8,122
Derivative financial instruments	—	6,071	6,071	—	7,328	7,328	—	4,557	4,557
Loans and receivables to banks	9,093	—	9,093	6,266	—	6,266	9,465	—	9,465
Loans and receivables to customers	103,341	—	103,341	129,489	—	129,489	127,603	—	127,603
Financial investments available for sale(3)	—	25,009	25,009	—	28,737	28,737	—	20,658	20,658
Financial investments held to maturity	1,586	—	1,586	1,499	—	1,499	—	—	—
Included elsewhere:
Sale of securities awaiting settlement	28	—	28	132	—	132	45	—	45
Trade receivables	95	—	95	143	—	143	91	—	91
Accrued interest	541	—	541	968	—	968	293	—	293

	137,586	31,464	169,050	140,334	36,433	176,767	138,260	33,337	171,597
Financial guarantees	6,967	—	6,967	8,190	—	8,190	7,021	—	7,021
Loan commitments and other credit related commitments	17,180	—	17,180	20,249	—	20,249	23,715	—	23,715
	24,147	—	24,147	28,439	—	28,439	30,736	—	30,736

Maximum exposure to credit risk	161,733	31,464	193,197	168,773	36,433	205,206	168,996	33,337	202,333

(1)	Included within cash and balances at central banks of € 4,382 million (2008: € 2,466 million; 2007: € 1,264 million).
(2)	Excluding equity shares of € 37 million (2008: € 33 million; 2007: € 134 million)
(3)	Excluding equity shares of € 327 million (2008: € 287 million; 2007: € 326 million).
(4)	All amortised cost items are ‘loans and receivables’ or ‘financial investments held to maturity’ per IAS 39 definitions.
(5)	All items measured at fair value except ‘financial investments available for sale’ are classified as ‘fair value through profit or loss’.

While the way in which the Group manages and controls credit risk is outlined in the following sections, the Group has responded to the continuing severe deterioration in elements of the Group’s credit portfolio by implementing a number of changes in the management of credit risk which include:

-	Integrating the credit functions across the Group under the functional responsibility of the Group Chief Credit Officer;

-	A restructure of the credit function:

-	provide dedicated focus on workout and debt restructuring;

-	meet the needs of existing and new borrowers; and

-	have an enhanced framework for credit approval and monitoring.

-	A significant number of experienced credit personnel have been redeployed to the management of the Group’s criticised loan portfolio, i.e. Watch, Vulnerable and Impaired loans. The objective of these criticised loan teams is the proactive management, in terms of earlier identification and more intensive management of problem loans, with a view to minimising the loss impact of borrower failure;

-	Credit authorities have also been revisited and amended where appropriate;

2 Credit risk (continued)

-	Certain credit policies have been revisited and amended where appropriate; and

-	A dedicated project team has been establised to identify NAMA eligible assets and to ensure that the Group is prepared for their transfer to NAMA.

The Group continues to monitor market dynamics to update property collateral valuations, assess borrower liquidity and early warning signs for all sectors.

Further restructure and reorganisation of the credit and credit risk functions is planned which will enhance its credit management framework to reflect changes in the strategies of the Group and to ensure that they are appropriate for managing the risk inherent in its market environment. This is particularly relevant in today’s environment and against the background of significant losses sustained in the Group’s credit portfolio. An integral part of these planned changes will be to align the Group’s credit risk appetite with the Group’s strategic plan to ensure appropriate risk taking within key concentration limits and a review of key credit policies including the Group Large Exposures Policy (“GLEP”).

Credit risk on derivatives

The credit risk on derivative contracts is the risk that the Group’s counterparty in the contract defaults prior to maturity at a time when AIB has a claim on the counterparty under the contract. AIB would then have to replace the contract at the current market rate, which may result in a loss. Derivatives are used by AIB to meet customer needs, to reduce interest rate risk, currency risk and in some cases, credit risk, and also for proprietary trading purposes. Risks associated with derivatives are managed from a credit, market and operational perspective. The credit exposure is treated in the same way as other types of credit exposure and is included in customer limits. The total credit exposure consists partly of current replacement cost and partly of potential future exposure. The potential future exposure is an estimation, which reflects possible changes in market values during the remaining life of the individual contract. The Group uses a simulation tool to estimate possible changes in future market values and computes the credit exposure to a high level of statistical significance.

Country risk

Credit risk is also influenced by country risk, where country risk is defined as the risk that circumstances arise in which customers and other counterparties within a given country may be unable to fulfil or precluded from fulfiling their obligations to the Group due to economic or political circumstances.

Country risk is managed by setting appropriate maximum risk limits to reflect each country’s overall credit worthiness. These limits are informed by independent credit information from international sources and supported by periodic visits to relevant countries. Risks and limits are monitored on an ongoing basis.

Settlement risk

Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. The settlement risk on many transactions, particularly those involving securities and equities, is substantially mitigated when effected via assured payment systems, or on a delivery-versus-payment basis. Each counterparty is assessed in the credit process and clearing agents, correspondent banks and custodians are selected with a view to minimising settlement risk. The most significant portion of the Group’s settlement risk exposure arises from foreign exchange transactions. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risk arising from foreign exchange transactions on a single day.

Credit concentration risk

Credit concentration risk arises where any single exposure or group of exposures, based on common risk characteristics, has the potential to produce losses large enough relative to the Group’s capital, total assets, earnings or overall risk level to threaten its health or ability to maintain its core operations.

Financial risk management (continued)

2 Credit risk (continued)

Risk identification and assessment

Credit risk is identified, assessed and measured through the use of credit rating and scoring tools for each borrower or transaction. The methodology used produces a quantitative estimate of PD for the borrower. This assessment is carried out at the level of the individual borrower or transaction and at sub-portfolio, portfolio, business unit and/or divisional level where relevant.

In the retail consumer and small and medium sized entity (“SME”) book, which is characterised by a large number of customers with small individual exposures, risk assessment is largely informed through statistically-based scoring techniques. Both application scoring for new customers and behavioural scoring for existing customers are used to assess and measure risk as well as to facilitate the management of these portfolios. In the commercial, corporate and interbank books, the rating systems utilise a combination of objective information, essentially financial data, and qualitative assessments of non-financial risk factors such as management quality and competitive position. The combination of expert lender judgement and statistical methodologies varies according to the size and nature of the portfolio together with the availability of relevant default experience.

The ratings influence the management of individual loans. Special attention is paid to lower quality rated loans and, when appropriate, loans are transferred to special units to help avoid default or, when in default, to minimise loss.

Credit concentration risk is identified and assessed at single name counterparty level and at portfolio level. The Board-approved GLEP sets the maximum limit by grade for exposures to individual counterparties or group of connected counterparties. Portfolio concentrations are identified and monitored by exposure and grade using internal sector codes.

Such measures facilitate the measurement of concentrations by balance sheet size and risk profile relative to other portfolios within the Group and in turn facilitate appropriate management action discussion and decision making.

Role of stress and scenario analysis in the assessment of credit risk

The Group conducts periodic stress tests on specific portfolios to assess the impact of credit concentrations and to assist the identification of any additional concentration in its loan books. These tests are carried out as required by senior management. Additional stress tests are carried out to assist capital planning under the CRD. Stress tests undertaken on the Group’s credit portfolios form a significant part of the Group’s Pillar 1 and Pillar 2 stress tests.

Risk management and mitigation

A framework of delegated authorities supports the Group’s management of credit risk. Credit grading, scoring and monitoring systems facilitate the early identification and management of any deterioration in loan quality. The credit management system is underpinned by an independent system of credit review.

Delegated authority is a key credit risk management tool. The Board determines the credit authority for the Group Credit Committee (“GCC”) and divisional Credit Committees, together with the authorities of the Group Managing Director and the Group Chief Credit Officer. The GCC considers and approves credit exposures which are in excess of divisional credit authorities. Delegated authorities below these levels have been clearly defined and are explicitly linked to levels of seniority within the Group.

Key credit policies are approved by the Board. Divisional management approves divisional credit policy within the parameters of relevant Group level policies. The divisional risk management function is an integral part of the approval process of divisional policies. Material divisional policies are referred to the Risk Management Committee (“RMC”) and/or to the Board, where relevant, for approval.

The GLEP sets out a framework for the management of single-name credit concentrations. Any exceptions to limits are highlighted and reported to the RMC and, as appropriate, also to the Board.

Levels of concentrations by geography, sector and product are effectively set through the divisional and Group planning process.

Credit risk mitigation

In relation to individual exposures, while the perceived strength of the borrower’s repayment capacity is the primary factor in granting the loan, AIB uses various approaches to help mitigate risks in individual credits including: transaction structure, security, and guarantees. These items of collateral or guarantees are required as a secondary source of repayment in the event of the borrower’s default. Guidelines covering the acceptability of different forms of security and how it should be valued are outlined in the various Divisional policy papers. The main types of collateral for loans and receivables to customers are as follows:

        Home Mortgages: The Group takes collateral in support of lending transactions for the purchase of residential property. There are clear policies in place which set out the type of property acceptable as collateral and the relationship of loan to property value. All properties are required to be fully insured and subject to a legal charge in favour of the Group.

Corporate/Commercial Lending: For property related lending, it is normal practice to take a charge over the property being financed. This includes investment and development properties. For non-property related lending, collateral typically includes a charge over business assets such as stock and debtors but may also include property. In some circumstances, personal guarantees supported by

2 Credit risk (continued)

a lien over personal assets are also taken as security. The Group does not disclose the fair value of collateral held against past due or impaired financial assets as it would be operationally impracticable to do so. Very occasionally, credit derivatives are purchased to hedge credit risk. Current levels are minimal and their use is subject to the normal credit approval process.

The Group enters into master netting agreements with counterparties, to ensure that if an event of default occurs, all amounts outstanding with those counterparties will be settled on a net basis.

In the case of large exposures, it is sometimes necessary to reduce initial deal size through appropriate sell-down and syndication strategies. There are established guidelines in place relating to the execution of such strategies.

The Group also has in place an interbank exposure policy which establishes the maximum exposure for each Bank depending on grade. Each Bank is then assessed for the appropriate exposure limit within the policy. Risk generating business units of each division are required to have an approved bank or country limit prior to granting any credit facility, or approving any obligation or commitment which has the potential to create interbank or country exposure.

Provisioning for impairment

The identification of loans for assessment as impaired is driven by the Group’s rating systems. The Group provides for impairment in a prompt and consistent way across the credit portfolios. The rating models provide a systematic discipline in the identification of loans as impaired and in triggering a need for provisioning on a timely basis.

Loans are identified for assessment as impaired if they are past due typically for more than ninety days or exhibit, through lender assessment, an inability to meet their obligations to the Group.

Within its provisioning methodology, the Group uses two types of provisions: a) Specific; and b) Incurred but not reported (“IBNR”) – i.e. collective provisions for earning loans.

Specific Provisions

Specific provisions arise when the recovery of a specific loan or group of loans is significantly in doubt. The amount of the specific provision will reflect the financial position of the borrower and the net realisable value of any security held for the loan or group of loans. In practice, the specific provision is the difference between the present value of expected future cash flows for the impaired loan(s) and the carrying value. When raising specific provisions, AIB divides its impaired portfolio into two categories, namely individually significant and individually insignificant.

Individually significant impairment

Each division sets a threshold above which cases are assessed on an individual basis. For those credits identified as being impaired and which require assessment on an individual basis, the impairment provision is calculated by discounting the expected future cash flows at the exposure’s effective interest rate and comparing the result (the estimated recoverable amount) to the carrying amount of the loan to determine the level of provision required. Specific provisions for larger loans (individually significant) are raised by reference to the individual characteristics of each credit including an assessment of the value of collateral held. Some key principles have been applied particularly in respect of property collateral held by the Group as property impaired loans amounted to € 13.4 billion (31 December 2008: € 1.7 billion) of the Group’s total impaired loans of € 17.5 billion (31 December 2008: € 3.0 billion).

For impaired property and construction exposures, cash flows will generally emanate from the development and/or disposal of the assets which comprise the collateral held by the Group. AIB typically holds various types of collateral as security for these loans, e.g. land, developments available for sale/rent and investment properties or a combination of these assets via cross collateralisation.

The Group uses a number of methods to assist in reaching appropriate valuations for its collateral given the absence of a liquid market for property related assets. These include: consultations with valuers; use of professional valuations; use of residual value methodologies; and the application of local market knowledge in respect of the property and its location.

        Consultations with valuers would represent circumstances where local external valuers are asked to give verbal “desk top” updates on their view of the assets’ value. Consultation also takes place on general market conditions to help inform the Group’s view on the particular property valuation. The valuers are external to the Group and are familiar with the location and asset for which the valuation is being requested.

        Use of professional valuations would represent circumstances where external firms are requested to provide formal written valuations in respect of the property. Up to date external professional valuations are sought in circumstances where it is believed that sufficient transactional evidence is available to support an expert objective view. Given the significant dislocation in the property markets during 2009, professional valuations were often unavailable or unreliable because of the lack of transactional evidence. Historic valuations are also used as benchmarks to compare against current market conditions.

Financial risk management (continued)

2 Credit risk (continued)

Individually significant impairment (continued)

The residual value methodology assesses the value in the land or property asset after meeting the incremental costs to complete the development. This approach looks at the cost of developing the asset to determine the residual value for the Group, including covering the costs to complete and additional funding costs, to maximise the expected residual cash flows from completing the development. The key factors considered are: (i) the development potential given the location of the asset; (ii) its current or likely near term planning status; (iii) levels of demand; (iv) all relevant costs associated with the completion of the project and (v) expected market prices of completed units. Some elements of this approach are derived from one or a combination of the other valuation methodologies outlined. If, following internal considerations which include consultations with valuers, the optimal value for the Group will be obtained through the development/completion of the project; a residual value methodology is used.

Application of local market knowledge would represent circumstances where the local bank management familiar with the property concerned, with local market conditions, and with knowledge of recent completed transactions would provide indications of the likely realisable value and a potential timeline for realisation.

After applying one of the above methodologies or a combination of these, valuation outcomes have resulted in a wide range of discounts (typically 30% - 90%) influenced by the nature, status and year of purchase of the asset. All relevant costs likely to be associated with the realisation of the collateral are taken into account in the cash flow forecasts. The spread of discounts is influenced by the type of collateral, e.g. land, developed land or investment property and also its location. The valuation arrived at is therefore a function of the nature of the asset, e.g. unserviced land in a rural area will most likely suffer a greater reduction in value if purchased at the height of a property boom than a fully let investment property with strong lessees. The discounts to original value, having applied the Group’s valuation methodologies to reflect current market conditions, are typically as follows:

- Land urban	30% to 60%
- Land rural	Greater than 60%
- Developed land/partially developed, i.e. with completed stock	30% to 50%
- Investment property	30% to 60%

The above approach and typical discount rates relate to collateral valuations and not loan valuations, as loans were originated at loan to value (“LTVs”) of an average 75%/80%.

At 31 December 2009, € 10.5 billion (31 December 2008: € 1.5 billion) of the group’s property and construction impaired loans related to land and development which includes undeveloped land, together with land with developments in course of construction/development and depending on the facts and circumstances of each case, AIB uses different methodologies, as described above, in assessing the value of such collateral.

A further € 2.7 billion (31 December 2008; € 0.2 billion) related to loans with investment property assets as collateral. Investment property assets comprise completed developments which are available for letting or disposal in their current condition. In some cases the asset will be generating rental income. Valuations are completed using recent professional valuation and/or by consulting with external valuers’, who provide opinions on current values based on yields for similar investment asset class and location. These valuations and opinions are independently reviewed and challenged internally as to their appropriateness.

When assessing the level of provision required for property loans, apart from the value to be realised from the collateral, the other key driver is the time it takes to receive the funds from the realisation of security. While it depends on the type of security and the stage of its development, the period of time to realisation is typically two to seven years but sometimes this time period is exceeded. These estimates are frequently reassessed on a case by case basis. In accordance with IAS 39, AIB discounts these cash flows at the assets’ effective interest rate to calculate their net present value and compares this with the carrying value of the asset, the difference being the level of provision required.

Each division has a dedicated workout unit whose function it is to monitor and proactively manage impaired loans. Ultimately the specialised loan ‘work-out’ manager will decide on the method(s) to be used, based on his/her expert judgment. The ‘work-out’ manager then recommends the required provision to the appropriate approval authority. The Group operates a tiered approval framework for provisions which are approved, depending on amount, by various delegated authorities up to Divisional Credit Committee/Special Credit Committee level. These committees are chaired by the Divisional Chief Credit Officer/Managing Director, where the valuation/provision is reviewed and challenged for appropriateness and adequacy. Provisions in excess of divisional authorities are approved by the GCC.

These approaches and valuation outcomes are documented and the resultant provisions are reviewed and challenged as part of the approval process by the relevant delegated credit authority on a quarterly basis.

2 Credit risk (continued)

Individually insignificant impairment

The calculation of an impairment charge for credits below the ‘significant’ threshold is undertaken on a collective basis. Loans are grouped together in homogeneous pools sharing common characteristics. Recovery rates are established for each pool by assessing the Group’s loss experience for these pools over the past four to five years. Loss experience is determined by examining the amount and timing of cash flows received (typically over four years) from the date the loan was identified as impaired, then discounted at the loan’s effective interest rate. These recovery rates are updated on a half-yearly basis. Provisions are then raised on new impaired loans reflecting the Group’s updated recovery experience.

While a uniform approach is adopted throughout the Group, depending upon the range/depth of customer and portfolio information available, the methodologies used in establishing the level of impairment may vary within the divisions. The nature of the asset pools may also differ within divisions.

When a loan has been subjected to a specific provision and the prospects for recovery do not improve, a point will come when it may be concluded that there is no realistic prospect of recovery. When that point is reached, the amount of the loan which is considered to be beyond prospect of recovery is charged off. The management process for the identification of loans requiring provision is underpinned by independent tiers of review. Credit quality and impairment provisioning are independently monitored by credit and risk management on a regular basis. A group wide system for rating advances according to agreed credit criteria exists with an important objective being the timely identification of vulnerable loans so that remedial action can be taken at the earliest opportunity. The rating of an exposure is fundamental to the determination of provisioning in AIB Group; it triggers the process which results in the creation of a specific provision on individual loans where there is doubt on recoverability.

Collective impairment for performing book (Incurred but not reported loss)

IBNR provisions are maintained to cover loans which are impaired at balance sheet date and, while not specifically identified, are known from experience to be present in any portfolio of loans. IBNR provisions can only be recognised for incurred losses and are not permitted for losses that are expected to happen as a result of likely future events. IBNR provisions are determined by reference to loss experience in the portfolios and to the credit environment at balance sheet date.

IBNR provisions are maintained at levels that are deemed appropriate by management having considered: credit grading profiles and grading movements; historic loan loss rates; changes in credit management procedures, processes and policies; levels of credit management skills; local and international economic climates; and portfolio sector profiles/industry conditions.

The approach used for the collective evaluation of impairment is to split the performing financial assets into homogeneous pools on the basis of similar risk characteristics. The asset pools are multiplied by the ‘average annual loss rate’ for that pool, suitably adjusted where appropriate by management for any factors currently affecting the portfolio that may not have been a feature in the past or vice versa. The resultant amount is then adjusted to reflect the emergence period, i.e. the time it takes following a loss event for an individual loan to be recognised as impaired requiring a specific provision.

The emergence period is key in determining the level of collective provisions. Emergence periods for each divisional portfolio are determined by taking into account current credit management practices, historical evidence of assets moving from ‘good’ to ‘bad’ as a result of a ‘loss event’ and will include actual case studies. The range of emergence periods applied by AIB is three to twelve months with the majority of the portfolio having a three to six month emergence period applied.

Risk monitoring and reporting

Credit managers receive sufficient account and customer information on a daily basis to pro-actively manage the Group’s credit risk exposures at transaction and relationship level.

Credit risk at a portfolio level is monitored regularly and reported on a monthly basis to senior management and the Board. Monthly reporting typically includes but is not limited to information on advances, concentrations, provisions and grade profiles and trends. A more detailed credit review is prepared for the Board on a quarterly basis.

Single name counterparty concentrations are monitored at transaction level. Large exposures are reported monthly to senior management and quarterly to the Board. Portfolio concentrations are monitored and reported monthly at divisional and Group level. More detailed reports are prepared quarterly at Group level, which outline trends by exposure and grade for key concentrations.

In addition to the regular suite of reports, the Board also receives periodic ad hoc reports on specific aspects of credit risk.

Financial risk management (continued)

2 Credit risk (continued)

Credit performance measurement framework

The Group continues to refine its methodology for measuring the risk adjusted profitability of its credit business. Economic Value Added (“EVA”) is one of the primary measures of performance used largely for Corporate business. EVA represents the value added having deducted all costs, including expected loss and a charge for the economic capital required to support the facility. The most important inputs into the determination of the expected loss and the economic capital are the PD, the LGD and the EAD. The grades produced by the rating models are translated into a PD, which is a key parameter when measuring risk. LGD is measured taking into account, inter alia, the security held by the Group. EAD for many products is equal to the outstanding exposure but for some products, such as credit lines and derivative contracts, the EAD may be higher than the outstanding exposure.

Further information on credit risk

Further information on credit risk can be found in the notes to the financial statements.

-	Derivative financial instruments (note 27).

-	Loans and receivables to banks (note 28).

-	Loans and receivables to customers (note 29).

-	Provisions for impairment of loans and receivables (note 30).

-	Amounts receivable under finance leases and hire purchase contracts (note 31).

-	Financial investments available for sale (note 32).

-	Financial investments held to maturity (note 33).

-	Credit ratings (note 34).

-	Provisions for liabilities, commitments and other provisions (note 48).

-	Memorandum items: contingent liabilities and commitments (note 55).

-	Additional parent company information on risk (note 72).

Loan portfolio

AIB Group’s loan portfolio comprises loans (including overdrafts), installment credit and finance lease receivables.

The overdraft provides a demand credit facility combined with a current account. Borrowings occur when the customer’s drawings take the current account into debit. The balance may therefore fluctuate with the requirements of the customer. Although overdrafts are contractually repayable on demand (unless a fixed term has been agreed), provided the account is deemed to be satisfactory, full repayment is not generally demanded without notice.

The credit portfolio is diversified within each of its geographic markets (Ireland, United Kingdom, United States, Poland, Europe) by spread of locations, industry classification and individual customer.

Other than construction and property in Ireland(1) (14.9%) and residential mortgages in Ireland(1) (26.1%), as at 31 December 2009 no one industry, or loan category, in any geographic market accounts for more than 10% of AIB Group’s total loan portfolio(1).

The construction and property loans are diversified by sub-sector, loan type, location and borrower. This portfolio includes loans for property investment which is comprised of loans for investment in commercial, retail, office and residential property (the majority of these loans are underpinned by lessee cashflow as well as collateral of the investment property), residential development and commercial development. A small percentage comprises loans to the contracting sub-sector.

(1)	Excluding loans and receivables held for sale to NAMA.

3 Market risk

Market risk refers to the uncertainty of returns attributable to fluctuations in market factors, such as adverse movements in the level or volatility of market prices of debt instruments, equities and currencies. Where the uncertainty is expressed as a potential loss in value, it represents a risk to the income and capital position of the firm. The Group assumes market risk as a consequence of the risk management services it provides to its client base and through risk positioning in selected wholesale markets. In addition, the Group assumes market risk as a result of its pro-active balance sheet and capital management activity (see Financial review—4. Capital management).

Fundamental to the Group’s market risk policy is that management of the Group’s principal market risks (i.e. interest rate and foreign exchange) is centralised within the Global Treasury business unit where the necessary expertise, processes and systems are maintained. This ensures that all parts of the Group neutralise their interest rate and foreign exchange rate risk, leaving their planned margin/fees unaffected by changes in financial market rates.
Global Treasury is also authorised to trade on its own account in selected wholesale markets. The strategies employed are desk and market specific and approved on an annual basis by the Market Risk Committee. Much of Global Treasury’s market risk appetite is expressed through strategic interest rate positioning in bond and derivatives markets. Trading strategies are determined mainly by the objective of the trading desk, the importance of customer flows and the view of the market. Examples include directional trading, spread trading, relative value trading, range trading and straight yield curve views.

The Group’s brokerage businesses are similarly mandated to take moderate equity risk, specifically Goodbody’s principal trading team (located in the Capital Markets division) and Dom Maklerski’s equity market-making team (the BZWBK brokerage house, located in the CEE division).

Risk identification and assessment

Separate risk functions exist within each trading business and are tasked with capturing all material sources of market risk within the trading portfolios. In addition to the standard risk factors, credit spreads, liquidity issues, non-linearity and risk concentrations are also considered. A ‘New Products’ protocol complements the risk identification and assessment process by acting as a gateway to the trading portfolio. An integral element of the process is the ongoing dialogue between dealers and risk analysts, in both formal and informal settings.

In quantifying the portfolio’s market risk profile, the Group’s risk measurement systems are configured to address all material risk factors, including price dynamics, volatilities and correlation behaviour. The Group’s core risk measurement methodology is based on a variance co-variance application of the industry standard value at risk (“VaR”) technique that incorporates the portfolio diversification effect within each standard risk factor (interest rate, foreign exchange, equity, as applicable). The resulting VaR figures, calculated at the close of business each day, are an estimate of the probable maximum loss in fair value over a one month holding period that would arise from a ‘worst case’ movement in market rates. This ‘worst case’ is derived from an observation of historical prices over a period of three years, assessed at 99% statistical confidence level. Instruments with significant embedded or explicit option characteristics receive special attention, including Monte Carlo simulation and a full analysis of option sensitivities.

Although an important measure of risk, VaR has limitations as a result of its use of historical data, assumed distribution, holding periods and frequency of calculation. Furthermore, the use of confidence intervals does not convey any information about potential loss when the confidence level is exceeded. The Group recognises these limitations and supplements its use with a variety of other techniques, including sensitivity analysis, interest rate gaps by time period and daily open foreign exchange and equity positions. Stress-testing and scenario analysis are employed on an ongoing basis to gauge the Group’s vulnerability to loss under stressful market conditions. For example, for interest rate risk portfolios, principal components analysis (“PCA”) is used to analyse interest rate term structure factor sensitivity measures, i.e. it identifies the three most predictive elements driving interest rate changes, namely parallel shift, twist and bow. Potential worst case outcomes are derived by combining PCA analysis with Monte Carlo simulation, using over 10,000 possible yield curve shifts. In addition, stressed outcomes derived from revaluing the current portfolio using specific historical scenarios which incorporate historical observations of market moves during previous periods of market stress. For foreign exchange and equity portfolios, historical simulation techniques are used to determine potential worst case outcomes. Stress-testing results are reported to senior management, providing them with an assessment of the financial impact such events would have on the portfolio.

Financial risk management (continued)

3 Market risk (continued)

Risk management and mitigation

In managing and overseeing market risk, the Group makes a distinction between its trading and non-trading activities. Trading occurs when front line management exercises its discretion, subject to allocated market risk limits, to increase, hold, hedge or exit the market risk inherent in a given position. All such trading positions, including equity market-making, are subject to the rigour of the market risk management framework and are overseen by a Market Risk Committee, irrespective of accounting or regulatory treatment. The Group refers to all other positions that are structural in nature as ‘non-trading’ i.e. market risks inherent in the structure of the Group’s balance sheet that are non-proprietary in nature, for example non-interest earning current account balances. The Group ALCo is responsible for the oversight of these activities and the appropriate strategies for measuring and hedging these risks. From a regulatory perspective, these positions are always recorded in the ‘Banking Book’.

The majority of the Group’s managed positions also meet the criteria for inclusion in the regulatory-defined ‘banking book’ and any changes in fair value are accounted for in reserves. The balance of the risk positions including all derivative activity, other than those in hedge accounting relationships, and all equity market-making transactions meet the criteria for inclusion in the regulatory-defined ‘Trading Book’ and are accounted for at fair value through profit or loss.

Market risk management in the Group has a number of inter-related components. As a management process, it is actively administered on the basis of clearly delegated authorities that reflect the appropriate segregation of duty, fit for purpose trading environments with enabling technology and competent personnel with relevant skill and experience. It should be noted that credit risk issues inherent in the market risk portfolios are subject to the credit risk framework that was described in the previous section. A comprehensive suite of policies and standards clarifies roles and responsibilities, and provides for effective risk assessment, measurement, monitoring and review of trading positions.

Market risk management aligns with trading business strategy through the articulation of an annual risk strategy and appetite statement. Risk appetite is defined as the level and nature of risk the trading businesses are willing to accept in pursuit of value. Market risk appetite addresses the question of how much and what type of market risk is acceptable to the Group and is consistent with its overall business strategy.

Market risk portfolios are managed both in terms of their risk and financial impacts. Risk perspective: the Group uses VaR limits to control the impact of market risk activities on tier 1 capital—the Group employs a matrix of such limits across the trading businesses;

Financial perspective: the Group uses an earnings constraint (limit) to control the income statement impact of capital erosion by defining the maximum tolerance for recognising losses in a given reporting period. Stop loss mechanisms at the trader level form part of this process. Management of the financial dimension of market risk activity is supplemented with limits on the portfolio’s permissible negative embedded value.

Risk monitoring & reporting

Quantitative and qualitative information is used at all levels of the organisation, up to and including the Board, to identify, assess and respond to market risk. The actual format and frequency of risk disclosure depends on the audience and purpose and ranges from transaction-level control and activity reporting to enterprise level risk profiles. For example, front office and risk functions receive the full range of daily control and activity, valuation, sensitivity and risk measurement reports, while the Board receives a monthly market risk commentary and summary risk profile.

Market risk profile

The tables on the following page show the consolidated market risk profile of AIB Group at the end of 2009, 2008 and 2007, measured in terms of VaR for each standard risk type. For interest rate risk positions, the table also differentiates between those positions that are accounted for on a ‘mark to market’ basis and those that are not. For internal reporting, the Group employs a 99% confidence interval and a 1-month holding period, though the figures have also been scaled to a 1-day holding period for reference purposes. The trading book exposures are included in the ‘MTM portfolio’ column and the banking book exposures are included in the ‘other portfolio’ column. The equivalent profile for Allied Irish Banks, p.l.c. is presented in note 72 to the financial statements.

3 Market risk (continued)

The following table illustrates the VaR figures for interest rate risk for the years ended 31 December 2009, 2008 and 2007.

	VaR (MTM portfolio)			VaR (Other portfolios)			Total VaR
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m

Interest rate risk
1 month holding period:
Average	14.8	16.1	9.3	58.3	54.5	43.8	57.5	64.4	52.6
High	22.7	24.8	12.0	80.1	87.0	49.9	82.7	88.3	61.0
Low	10.5	8.8	6.2	45.1	30.0	38.6	41.4	38.2	45.6
31 December	11.1	24.8	7.6	48.8	84.7	38.6	45.5	88.3	45.6

1 day holding period:
Average	3.2	3.4	2.0	12.4	11.6	9.3	12.3	13.7	11.2
High	4.8	5.3	2.6	17.1	18.6	10.6	17.6	18.8	13.0
Low	2.2	1.9	1.3	9.6	6.4	8.2	8.8	8.2	9.7
31 December	2.4	5.3	1.6	10.4	18.1	8.2	9.7	18.8	9.7

The key movements in the Group’s VaR profile during 2009 relate to its portfolio of interest rate risk positions. There was a gradual reduction in the interest rate (“IR”) VaR component during the year to well below 2008 levels. For example, the IR VaR finished the year at € 45.5 million against € 88.3 million in December 2008 while, on an average basis, the equivalent figures are € 57.5 million for whole of 2009 against € 64.4 million in 2008 (€ 53 million in 2007). In general, changes in the IR VAR exposure were influenced by perceived market opportunities, the performance of the existing positions held and Group’s general risk appetite during a very volatile period.

The decrease in the overall IR VaR figure was influenced by a reduction in underlying exposures as existing positions moved closer to final maturity. Asset positions performed very strongly as market interest rates fell during the year and a number of strategic risk positions were crystallised resulting in lower risk levels being run. Within the total position, the average IR VaR associated with trading activities was € 14.8 million in 2009 compared to € 16.1 million in 2008 (€ 9.3 million in 2007).

While the net outcome was a reduction in IR VaR during 2009, some offsetting factors included the impact of lower interest rates in all the main currencies which act to reduce the discounting effect inherent in the VaR calculation, thereby increasing the reported VaR. In addition, the higher market volatility after the Lehman collapse in September 2008 is reflected in the VaR calculation in the form of higher volatility shocks also increasing the reported VaR.

The following table sets out the VaR for equity and foreign exchange rate risk for the years ended 31 December 2009, 2008 and 2007.

	Equity risk			Foreign exchange rate risk-trading
	VaR (MTM portfolio)			VaR (MTM portfolio)
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m

1 month holding period:
Average	6.1	7.3	14.9	1.8	1.5	1.5
High	15.1	15.7	24.1	2.4	4.7	3.0
Low	2.6	2.4	7.3	1.0	0.7	1.0
31 December	8.5	5.5	8.0	1.9	1.1	1.0

1 day holding period:
Average	1.3	1.5	3.2	0.4	0.3	0.3
High	3.2	3.3	5.1	0.5	1.0	0.6
Low	0.6	0.5	1.6	0.2	0.2	0.2
31 December	1.8	1.1	1.7	0.4	0.5	0.2

Foreign exchange VaR (for both 1 month and 1 day average holding periods) was slightly higher in 2009 than in 2008 and 2007 while Equity VaR was lower. In all cases, overall exposure levels remain low.

Financial risk management (continued)

3 Market risk (continued)

2009 has been another challenging year for the Irish stock market. Having continued its declines in early 2009, the Irish market experienced a significant recovery in tandem with global markets, supported by a belief that a sharp recovery was in place within most of the large global economies. While the Irish market participated in the rebound during quarters 2 and 3, with the ISEQ index reaching its year high in September, it finished approximately 15% lower from that peak by year-end.

Given this backdrop, the Group continued to operate at much lower levels of risk during the year with the VaR limit utilisation maintained within a narrow range of € 1 million to € 4 million. In quarter 4, following a review of the market environment, the Group’s risk appetite and the introduction of an historical simulation approach to VaR estimation, the Group moderately increased its exposure while remaining within established sectoral limits. In general, the Group retains a defensive stance reflected in a diversified portfolio and a focus on short-term trading opportunities.

4 Non-trading interest rate risk

Non-trading interest rate risk is defined as the Group’s sensitivity to earnings volatility in its non-trading activity arising from movements in interest rates. This is referred to as interest rate risk in the banking book. It reflects a combination of non-trading treasury activity and interest rate risk arising in the Group’s retail, commercial and corporate operations. AIB’s treasury activity includes its money market business and management of internal funds flows with the Group’s businesses. These treasury transactions are also captured under the market risk VaR assessment measure. Non-trading interest rate risk in retail, commercial and corporate banking activities can arise from a variety of sources, including where those assets and liabilities and off-balance sheet instruments have different repricing dates.

Risk identification and assessment

Banking book interest rate risk is calculated in each business unit on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For some products the actual interest repricing characteristics differ from the contractual repricing arrangements. In these cases, the repricing maturity is determined by the market interest rates that most closely fit the behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The assumptions behind these repricing maturities and the stability levels of portfolios are reviewed annually by the relevant divisional asset and liability committees. The risks from these exposures are managed through a series of VaR, basis point sensitivity and earnings at risk measures. The table below shows the sensitivity of the Group’s banking book to a hypothetical immediate and sustained 100 basis point (“bp”) movement in interest rates on 1 January 2010 and 2009 and its impact on net interest income over a twelve month period.

Sensitivity of projected net interest income to interest rate movements:

As at 31 December	2009 € m	2008 € m	2007 € m

+ 100 basis point parallel move in all interest rates	19	(47)	(69)
- 100 basis point parallel move in all interest rates	(12)	56	66

The analysis is subject to certain simplifying assumptions including but not limited to: all rates of all maturities move simultaneously by the same amount; all positions on wholesale books run to maturity; and there is no management action in response to movements in interest rates, in particular no changes in product margins.

In practice, positions in both retail and wholesale books are actively managed and the actual impact on interest income will be different to the model.

4 Non-trading interest rate risk (continued)

Risk management and mitigation

As a core risk management principle, the Group requires that all material interest rate risk is transferred to Global Treasury. This transferred banking book risk is managed as part of Global Treasury’s overall interest rate risk position. The Group manages structural interest rate risk volatility by maintaining a portfolio of instruments with interest rates fixed for several years. The size and maturity of this portfolio is determined by characteristics of the interest-free or fixed-rate liabilities or assets and, in the case of equity, an assumed average maturity.

Risk monitoring and reporting

Group ALCo monitors the Group’s banking book interest rate risk and has oversight responsibility for non-treasury banking book risk. Treasury banking book risk is overseen by the Market Risk Committee. Group ALCo meets on a monthly basis and receives standing reports on the Group’s asset and liability risk profile. It monitors positions against these limits on a monthly basis. The Board reviews and approves relevant policies and limits.

Financial risk management (continued)

5 Structural foreign exchange risk

Structural foreign exchange rate risk arises from the Group’s non-trading net asset position in foreign currencies. This arises almost entirely from the Group’s net investments in its sterling, US dollar and Polish zloty-based subsidiaries and associates.

Risk identification and assessment

The Group prepares its consolidated balance sheet in euro. Accordingly, the consolidated balance sheet is affected by movements in the exchange rates between these currencies and the euro. Due to the Group’s diversified international operations, the currency profile of its capital may not necessarily match that of its assets and risk-weighted assets. These positions are not actively hedged, although some mitigation of euro/sterling and euro/zloty positions arises from the Group’s capital structure.

At 31 December 2009, 2008 and 2007, the Group’s structural foreign exchange position against the euro was as follows:

	2009 € m	2008 € m	2007 € m

US dollar	1,464	1,529	1,640
Sterling	2,108	1,858	2,153
Polish zloty	1,131	1,030	1,246
Other	52	163	—

	4,755	4,580	5,039

The Group also has a structural exposure to foreign exchange risk arising from its share of earnings from overseas subsidiaries and associates. Group ALCo sets the framework for and reviews the management of these activities. Open positions are reported as differences between expected earnings in the current year and the value of hedges in place.

Risk management and mitigation

The Group’s structural foreign exchange hedging activity is overseen by the Hedging Committee, a sub-committee of the Group ALCo. The objective of the Group’s hedging policy is to manage the Group’s foreign currency earnings within tolerance levels based on the budget for the forthcoming year, making use of other natural hedges within the Group’s balance sheet where these are available.

Risk monitoring and reporting

Group ALCo monitors the Group’s structural foreign exchange risks. It meets on a monthly basis and receives standing reports on the Group’s asset and liability risk profile including structural foreign exchange risk. The Board reviews and approves relevant policies and limits.

6 Liquidity risk

The objective of liquidity management is to ensure that, at all times, the Group holds sufficient funds to meet its contracted and contingent commitments to customers and counterparties at an economic price. Throughout the difficult market conditions of 2009, the Group’s liquidity management process has proved itself to be robust in maintaining its liquidity position.

Risk identification and assessment

Liquidity risk is assessed by modelling the net cash outflows of the Group over a series of maturity bands. Behavioural assumptions are applied to those liabilities whose contractual repayment dates are not reflective of their inherent stability. These net cash outflows are compared against the Group’s stock of liquid assets to consider, within each maturity band, the adequacy of the Group’s liquidity position.

Risk management and mitigation

The objective of the Group’s liquidity management policy is to ensure that the Group can at all times meet its obligations as they fall due at an economic price. The Group achieves this in a number of ways. Firstly, through the active management of its liability maturity profile, it ensures a balanced spread of repayment obligations with a key focus on 0-8 day and 9-31 day time periods. Monitoring ratios apply to periods in excess of 31 days. Secondly, the Group maintains a stock of high quality liquid assets to meet its obligations as they fall due. Discounts are applied to these assets based upon their cash-equivalence and price sensitivity. The Group’s stock of liquid assets and contingent funding facilities are maintained at a level considered sufficient to meet the withdrawal of deposits or calls on commitments in both normal and abnormal trading conditions. In all cases, net outflows are monitored on a daily basis. Finally, the Group maintains a diversified funding base across all segments of the markets in which it operates, while focusing on minimising concentration in any single source of funding and maintaining a balance between short-term and long-term funding sources.

6 Liquidity risk (continued)

Customer deposits represent the largest source of funding, with the Group’s core retail franchise and accompanying core retail deposit base in Ireland, the UK and Poland providing the Group with a stable and reasonably predictable source of funds. Although a significant element of these retail deposits are contractually repayable on demand or at short notice, the Group’s customer base and geographic spread generally mitigates against this risk.

The Group monitors and manages the funding support provided by its deposit base to its loan book through a series of measures including its externally reported customer loan to deposit ratio. More refined measures are utilised internally which recognise the capacity to generate contingent liquidity out of the Group’s loan book, the structure of the Group’s wholesale term funding and the stability of its customer deposit base. The Group’s customer loan-to-deposit ratio increased from 140% at 31 December 2008 to 146% at 31 December 2009 (123% excluding loans and receivables held for sale to NAMA).

Global Treasury, through its Wholesale Treasury operations manages, on a global basis, the liquidity and funding requirements of the Group. Euro, sterling, US dollar and Polish zloty represent the most important currencies to the Group from a funding and liquidity perspective. Global Treasury is active in the wholesale funding markets including the interbank and corporate deposit market. This is supplemented by commercial paper, certificate of deposit, medium term note, covered bond and other issuance programmes which serve to further diversify the Group’s sources of funding. Challenging market conditions in 2009 have resulted in a contraction of wholesale market appetite on the part of participants for liquidity risk. This has manifested itself through a shortening of duration in wholesale funding available, leading to a contraction in the term funding profile of many institutions including AIB. As a consequence, AIB had to increase its use of secured funding to offset reduced wholesale market activity experienced in the first half of 2009. AIB has decreased its use of secured funding in the latter part of the year as markets became less stressed. This was evident in AIB’s successful issuance of two senior unsecured unguaranteed bonds (€ 1.0 billion three-year and € 750 million five-year) in the second half of 2009.

During 2009, AIB increased its qualifying liquid asset and contingent funding capacity, through the structuring of loan portfolios into central bank eligible assets. Such initiatives have helped to increase the Group’s capacity to access further liquidity.

AIB has successfully issued a series of medium term notes totalling over € 6 billion under the CIFS scheme in 2009. The Irish Government introduced the Eligible Liabilities Guarantee (“ELG”) scheme on 9 December 2009. AIB joined the ELG scheme on 21 January 2010.

The Group’s liquidity management policy ensures that it has sufficient liquidity to meet its current requirements. In addition, it operates a funding strategy designed to anticipate additional funding requirements based upon projected balance sheet movements. The Group undertakes liquidity stress testing and contingency planning to deal with unforeseen events. Stress tests include both firm specific and systemic risks events. These scenario events are reviewed in the context of the Group’s liquidity contingency plan, which details corrective action options under various levels of stress events. The purpose of these actions is to ensure continued stability of the Group’s liquidity position, within the Group’s pre-defined risk tolerance levels.

The Group’s approach to liquidity management complies with the Financial Regulator’s revised ‘Requirements for the Management of Liquidity Risk’, introduced in July 2007 and the Group regulatory ratio requirements for liquidity were met throughout 2009.

Risk monitoring and reporting

The liquidity position of AIB is measured and monitored daily within Global Treasury. The daily liquidity report shows the Group’s principal operating currencies of euro, sterling, US dollar and Polish zloty. Group ALCo and the Board receive monthly reports on the liquidity and funding position of the Group. Further information on liquidity risk can be found in note 62 to the financial statements.

Consolidated income statement for the year ended 31 December 2009

	Notes		2009 € m	Restated(1) 2008 € m	Restated(1) 2007 € m
Continuing operations:
Interest and similar income	2		5,199	8,089	7,537
Interest expense and similar charges	3		2,796	5,305	5,170

Net interest income			2,403	2,784	2,367
Dividend income	4		4	6	14
Fee and commission income	5		556	625	831
Fee and commission expense	5		(155)	(68)	(120)
Net trading (loss)/income	6		(80)	(58)	35
Gain on redemption of subordinated liabilities and other capital instruments	7		623	—	—
Other operating income	8		189	172	83
Other income			1,137	677	843

Total operating income			3,540	3,461	3,210
Administrative expenses	9		1,188	1,448	1,661
Impairment and amortisation of intangible assets	40		68	70	41
Depreciation of property, plant and equipment	41		52	59	59
Total operating expenses			1,308	1,577	1,761

Operating profit before provisions			2,232	1,884	1,449
Provisions for impairment of loans and receivables	30		4,847	1,467	86
Provisions for liabilities and commitments	48		1	(4)	(7)
Amounts written off financial investments available for sale	12		24	29	1

Operating (loss)/profit			(2,640)	392	1,369
Associated undertakings	35		(6)	—	10
Profit on disposal of property	13		21	8	76
Construction contract income	14		1	12	55
Profit on disposal of businesses	15		—	68	1

(Loss)/profit before taxation from continuing operations			(2,624)	480	1,511
Income tax (income)/expense from continuing operations	17		(358)	40	225

(Loss)/profit after taxation from continuing operations			(2,266)	440	1,286
Discontinued operations:
(Loss)/profit after taxation from discontinued operations	18		(68)	450	783

(Loss)/profit for the period			(2,334)	890	2,069

Attributable to:
Owners of the parent:
(Loss)/profit from continuing operations			(2,286)	392	1,238
(Loss)/profit from discontinued operations			(127)	380	714

(Loss)/profit for the period			(2,413)	772	1,952
Non-controlling interests:
Profit from continuing operations			20	48	48
Profit from discontinued operations			59	70	69

Profit for the period			79	118	117

			(2,334)	890	2,069

Basic (loss)/earnings per share
Continuing operations	20	(a)	(200.9c )	40.2c	136.9c
Discontinued operations	20	(a)	(14.3c )	43.2c	81.4c
			(215.2c )	83.4c	218.3c
Diluted (loss)/earnings per share
Continuing operations	20	(b)	(200.9c )	40.2c	136.1c
Discontinued operations	20	(b)	(14.3c )	43.1c	80.7c
			(215.2c )	83.3c	216.8c

(1)	Restated due to change in accounting policy for insurance contracts—see Accounting policies—Basis of preparation.

Consolidated statement of comprehensive income for the year ended 31 December 2009

	Notes	2009 € m	Restated(1) 2008 € m	Restated(1) 2007 € m
(Loss)/profit for the period		(2,334)	890	2,069
Other comprehensive income:
Continuing operations:
Exchange translation adjustments	51	15	(65)	(50)
Net change in cash flow hedges, net of tax	51	(65)	686	(36)
Net change in fair value of available for sale securities, net of tax	51	235	(325)	(135)
Net actuarial gains/(losses) in retirement benefit schemes, net of tax	11	174	(706)	396
Other comprehensive income for the period, net of tax, from continuing operations		359	(410)	175

Discontinued operations:
Exchange translation adjustments	51	143	(590)	(91)
Net change in cash flow hedges, net of tax	51	4	(8)	—
Net change in fair value of available for sale securities, net of tax	51	3	(58)	(50)
Share of other comprehensive income of associates, net of tax		(40)	73	(181)
Other comprehensive income for the period, net of tax, from discontinued operations		110	(583)	(322)

Total comprehensive income for the period		(1,865)	(103)	1,922

Attributable to:
Owners of the parent:
Continuing operations		(1,927)	(18)	1,413
Discontinued operations		(40)	(144)	383
		(1,967)	(162)	1,796
Non-controlling interests
Continuing operations		20	48	48
Discontinued operations		82	11	78
		102	59	126

Total comprehensive income for the period		(1,865)	(103)	1,922

				1 January 2007 € m
Effect of change in accounting policy adjusted against opening retained earnings
Attributable to:
Owners of the parent
Continuing operations				23
Non-controlling interests				—

				23

(1)	Restated due to change in accounting policy for insurance contracts—see Accounting policies—Basis of preparation.

Consolidated statement of financial position as at 31 December 2009

	Notes	2009 € m	Restated(1) 2008 € m	Restated(1) 2007 € m
Assets
Cash and balances at central banks	60	4,382	2,466	1,264
Items in course of collection		251	272	383
Financial assets held for sale to NAMA	24	19,212	—	—
Disposal group and assets classified as held for sale	25	50	8	239
Trading portfolio financial assets	26	296	401	8,256
Derivative financial instruments	27	6,071	7,328	4,557
Loans and receivables to banks	28	9,093	6,266	9,465
Loans and receivables to customers	29	103,341	129,489	127,603
Financial investments available for sale	32	25,336	29,024	20,984
Financial investments held to maturity	33	1,586	1,499	—
Interests in associated undertakings	35	1,641	1,999	1,708
Intangible assets and goodwill	40	782	774	636
Property, plant and equipment	41	536	603	608
Other assets		456	673	786
Current taxation		57	69	2
Deferred taxation	42	583	248	254
Prepayments and accrued income		641	1,055	1,143

Total assets		174,314	182,174	177,888

Liabilities
Deposits by banks	43	33,333	25,578	30,389
Customer accounts	44	83,953	92,604	81,308
Financial liabilities held for sale to NAMA	24	3	—	—
Disposal group classified as held for sale	25	—	—	161
Trading portfolio financial liabilities	45	23	111	194
Derivative financial instruments	27	5,520	6,468	4,142
Debt securities in issue	46	30,654	37,814	41,866
Current taxation		65	35	181
Deferred taxation	42	—	2	60
Other liabilities	47	3,025	2,158	1,473
Accruals and deferred income		1,027	1,375	1,808
Retirement benefit liabilities	11	714	1,105	423
Provisions for liabilities, commitments and other provisions	48	76	85	74
Subordinated liabilities and other capital instruments	49	4,586	4,526	4,605

Total liabilities		162,979	171,861	166,684

Shareholders’ equity
Share capital	50	329	294	294
Share premium	50	4,975	1,693	1,693
Other equity interests	53	389	497	497
Reserves		935	698	327
Profit and loss account		4,081	5,787	7,042
Shareholders’ equity		10,709	8,969	9,853
Non-controlling interests in subsidiaries	54	626	1,344	1,351

Total shareholders’ equity including non-controlling interests		11,335	10,313	11,204

Total liabilities, shareholders’ equity and non-controlling interests		174,314	182,174	177,888

(1)	Restated due to change in accounting policy for insurance contracts—see Accounting policies—Basis of preparation.

Statement of financial position of Allied Irish Banks, p.l.c. as at 31 December 2009

	Notes	2009 € m	2008 € m	2007 € m
Assets
Cash and balances at central banks	60	2,589	1,651	566
Items in course of collection		127	151	203
Financial assets held for sale to NAMA	24	15,991	—	—
Disposal group and assets classified as held for sale	25	43	6	13
Trading portfolio financial assets	26	120	171	8,136
Derivative financial instruments	27	5,465	6,654	4,039
Loans and receivables to banks	28	58,816	47,113	46,648
Loans and receivables to customers	29	67,928	88,873	86,108
Financial investments available for sale	32	22,178	25,872	17,853
Interests in associated undertakings	35	957	1,066	903
Investments in Group undertakings	39	1,969	1,472	1,428
Intangible assets	40	290	287	203
Property, plant and equipment	41	326	378	362
Other assets		245	444	344
Current taxation		61	13	3
Deferred taxation	42	469	190	159
Prepayments and accrued income		816	1,091	1,123

Total assets		178,390	175,432	168,091

Liabilities
Deposits by banks	43	62,268	52,186	54,677
Customer accounts	44	72,697	77,990	65,779
Financial liabilities held for sale to NAMA	24	3	—	—
Trading portfolio financial liabilities	45	22	109	180
Derivative financial instruments	27	5,104	5,826	3,512
Debt securities in issue	46	23,261	26,376	31,922
Current taxation		24	7	91
Deferred taxation	42	—	2	31
Other liabilities	47	1,597	1,142	430
Accruals and deferred income		1,160	1,441	1,556
Retirement benefit liabilities	11	565	1,035	253
Provisions for liabilities and commitments	48	48	50	54
Subordinated liabilities and other capital instruments	49	4,450	3,662	3,633

Total liabilities		171,199	169,826	162,118

Shareholders’ equity
Share capital	50	329	294	294
Share premium	50	4,975	1,693	1,693
Other equity interests	53	389	497	497
Reserves		330	(38)	(294)
Profit and loss account		1,168	3,160	3,783
Shareholders’ equity		7,191	5,606	5,973

Total liabilities and shareholders’ equity		178,390	175,432	168,091

Consolidated statement of cash flows for the year ended 31 December 2009

		Group			Allied Irish Banks, p.l.c.
			Restated(1)	Restated(1)
	Notes	2009 € m	2008 € m	2007 € m	2009(4) € m	2008(4) € m	2007(4) € m
Reconciliation of (loss)/profit before taxation to net cash (outflow)/inflow from operating activities
(Loss)/profit for the period from continuing operations before taxation		(2,624)	480	1,511	(2,726)	1,067	1,625
Adjustments for:
Gain on redemption of subordinated liabilities and other capital instruments	7	(623)	—	—	(282)	—	—
Profit on disposal of businesses	15	—	(68)	(1)	—	(106)	1
Construction contract income	14	(1)	(12)	(55)	—	—	—
Profit on disposal of property	13	(21)	(8)	(76)	(21)	(9)	(76)
Dividend income		(8)	—	(3)	(896)	(540)	(532)
Impairment of associated undertaking		—	—	—	108	57	—
Associated undertakings	35	6	—	(10)	—	—	—
Provisions for impairment of loans and receivables	30	4,847	1,467	86	4,608	1,388	80
Provisions for liabilities and commitments		1	(4)	(7)	1	(4)	(9)
Amounts written off financial investments available for sale	12	24	29	1	21	25	—
Increase/(decrease) in other provisions		3	3	(7)	2	3	(6)
Depreciation, amortisation and impairment		120	129	100	112	121	93
Interest on subordinated liabilities and other capital instruments		275	249	252	248	198	195
Profit on disposal of financial investments available for sale	8	(174)	(123)	(59)	(169)	(117)	(10)
Share based payments		(3)	(3)	29	(2)	(4)	27
Amortisation of premiums and discounts		(15)	(4)	30	(16)	(4)	30
Decrease/(increase) in prepayments and accrued income		339	57	(187)	254	(38)	(440)
(Decrease)/increase in accruals and deferred income		(396)	(314)	369	(369)	(10)	379

		1,750	1,878	1,973	873	2,027	1,357

Net increase/(decrease) in deposits by banks		7,530	(3,970)	(2,225)	9,348	698	(5,263)
Net (decrease)/increase in customer accounts		(10,008)	11,520	4,570	(5,547)	14,157	14,710
Net decrease/(increase) in loans and receivables to customers(2)		3,201	(7,743)	(18,149)	1,291	(7,544)	(27,714)
Net (increase)/decrease in loans and receivables to banks		(532)	(21)	(228)	(8,743)	(6,420)	5,566
Net decrease/(increase) in trading portfolio financial assets/liabilities		37	1,605	390	(31)	1,599	384
Net decrease/(increase) in derivative financial instruments		211	(641)	(71)	382	(356)	(107)
Net (increase)/decrease in items in course of collection		(42)	52	70	24	52	71
Net (decrease)/increase in debt securities in issue		(7,199)	(2,287)	14,398	(3,299)	(3,693)	11,759
Net decrease/(increase) in notes in circulation		12	(112)	(42)	—	—	—
Net decrease in other assets		136	677	288	208	435	54
Net increase/(decrease) in other liabilities		900	1,017	(142)	408	764	(159)
Effect of exchange translation and other adjustments		(697)	524	537	46	503	280

Net cash (outflow)/inflow from operating assets and liabilities		(6,451)	621	(604)	(5,913)	195	(419)

Net cash (outflow)/inflow from operating activities before taxation		(4,701)	2,499	1,369	(5,040)	2,222	938
Taxation paid		(9)	(145)	(214)	(2)	(106)	(176)

Net cash (outflow)/inflow from operating activities		(4,710)	2,354	1,155	(5,042)	2,116	762
Investing activities (note a)		4,459	(3,324)	(2,950)	4,887	(3,024)	(2,436)
Financing activities (note b)		3,180	(522)	(814)	3,242	(423)	(710)
Net cash from discontinued operations	60	530	73	(1,047)	—	—	—

Increase/(decrease) in cash and cash equivalents		3,459	(1,419)	(3,656)	3,087	(1,331)	(2,384)
Opening cash and cash equivalents		8,522	10,427	14,355	6,984	8,951	11,614
Effect of exchange translation adjustments		86	(486)	(272)	68	(636)	(279)

Closing cash and cash equivalents(3)		12,067	8,522	10,427	10,139	6,984	8,951

Consolidated statement of cash flows—(Continued) for the year ended 31 December 2009

		Group			Allied Irish Banks, p.l.c.
			Restated(1)	Restated(1)
	Notes	2009 € m	2008 € m	2007 € m	2009(4) € m	2008(4) € m	2007(4) € m
(a) Investing activities
Purchase of financial investments available for sale	32	(3,803)	(16,597)	(12,185)	(3,795)	(16,591)	(12,179)
Proceeds from sales and maturity of financial investments available for sale		8,336	13,498	9,343	8,360	13,475	9,341
Additions to property, plant and equipment	41	(49)	(82)	(92)	(48)	(80)	(86)
Disposal of property, plant and equipment		38	18	104	39	18	100
Additions to intangible assets	40	(71)	(125)	(124)	(68)	(123)	(123)
Additions to investment in associated undertakings	35	—	(3)	—	—	(220)	—
Disposal of investment in associated undertakings	35	—	4	—	—	—	—
Investment in Group undertaking		—	—	—	(501)	(44)	(20)
Dividends received from subsidiary companies		—	—	—	834	485	476
Disposal/redemption of investment in businesses and subsidiaries		—	76	1	4	114	(1)
Dividends received from associated undertakings	35	8	—	3	62	55	56
Investment in business		—	(113)	—	—	(113)	—

Cash flows from investing activities		4,459	(3,324)	(2,950)	4,887	(3,024)	(2,436)

(b) Financing activities
Issue of 2009 preference shares	50	3,467	—	—	3,467	—	—
Re-issue of treasury shares		—	10	49	—	10	49
Cost of redemption of capital instruments	7	(8)	—	—	(3)	—	—
Issue of subordinated liabilities		—	885	128	—	885	128
Redemption of subordinated liabilities and other capital instruments		—	(356)	—	—	(356)	—
Interest paid on subordinated liabilities and other capital instruments		(215)	(255)	(254)	(178)	(203)	(197)
Equity dividends paid on ordinary shares	23	—	(720)	(651)	—	(721)	(652)
Dividends paid on other equity interests	22	(44)	(38)	(38)	(44)	(38)	(38)
Dividends paid to non-controlling interests	19	(20)	(48)	(48)	—	—	—

Cash flows from financing activities		3,180	(522)	(814)	3,242	(423)	(710)

(1)	Restated due to change in accounting policy for insurance contracts—see Accounting policies—Basis of preparation.
(2)	Net decrease/(increase) in loans and receivables to customers includes financial assets held for sale to NAMA.
(3)

The 2009, 2008 and 2007 consolidated statements of financial position have not been restated to reclassify cash and cash equivalents within disposal groups of discontinued operations. The closing amounts are as per the previously published 2009 Annual Financial Report.

(4)	Included within dividends, impairment charges and investment in associated undertakings are amounts in respect of discontinued operations for the cash flow statements of Allied Irish Banks, p.l.c.

Consolidated statement of changes in equity

	Attributable to equity holders of the parent
	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m	Non- controlling interests € m	Total € m
2009
At 1 January 2009 as reported	294	1,693	497	683	33	(556)	538	6,882	(745)	(462)	81	8,938	1,344	10,282
Change in accounting policy	—	—	—	—	—	—	—	31	—	—	—	31	—	31

As restated	294	1,693	497	683	33	(556)	538	6,913	(745)	(462)	81	8,969	1,344	10,313
Total comprehensive income for the period	—	—	—	—	—	297	(60)	(2,305)	101	—	—	(1,967)	102	(1,865)
Issue of 2009 Preference Shares	35	3,282	150	—	—	—	—	—	—	—	—	3,467	—	3,467
Dividends on other equity interests	—	—	—	—	—	—	—	(44)	—	—	—	(44)	(20)	(64)
Share based payments	—	—	—	—	—	—	—	4	—	—	5	9	—	9
Redemption of capital instruments (note 7)	—	—	(258)	—	—	—	—	538	—	—	—	280	(801)	(521)
Net movement in own shares	—	—	—	—	—	—	—	(2)	—	—	—	(2)	—	(2)
Other movements	—	—	—	—	—	—	—	(1)	—	—	(2)	(3)	1	(2)

At 31 December 2009	329	4,975	389	683	33	(259)	478	5,103	(644)	(462)	84	10,709	626	11,335

Total comprehensive income

In 2009, the € 297 million included in available for sale securities reserves, represents the € 238 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates available for sale securities of € 68 million less an amount attributable to non-controlling interest of € 9 million. The € 60 million reduction in the cash flow hedging reserves represents the € 61 million recognised in the statement of comprehensive income offset by the share of other comprehensive income of associates cash flow hedging amounting to € 1 million. The € 2,305 million loss recognised in revenue reserves comprises the loss attributable to owners of the parent amounting to € 2,413 million plus actuarial gains of € 174 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates actuarial gains of € 9 million less share of other comprehensive income of associates amounting to € 75 million. The € 101 million recognised in foreign currency translation reserves comprises the € 158 million recognised in the statement of comprehensive income offset by the share of other comprehensive income of associates foreign currency translation of € 43 million and an amount attributable to non-controlling interests of € 14 million.

In 2008, the € 465 million reduction in available for sale securities reserves, represents the € 383 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates available for sale securities of € 82 million. The € 680 million increase in the cash flow hedging reserves represents the € 678 million recognised in the statement of comprehensive income together with a negative amount attributable to non-controlling interests of € 2 million. The € 117 million recognised in revenue reserves comprises the profit attributable to owners of the parent amounting to € 772 million less actuarial losses of € 706 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates actuarial losses of € 21 million offset by the share of other comprehensive income of associates amounting to € 72 million. The € 494 million reduction recognised in foreign currency translation reserves comprises the € 655 million recognised in the statement of comprehensive income offset by the share of other comprehensive income of associates foreign currency translation of € 104 million and an amount attributable to non-controlling interests of € 57 million.

In 2007, the € 177 million reduction in available for sale securities reserves, represents the € 185 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates available for sale securities of € 6 million offset by an amount attributable to non-controlling interests of € 14 million. The € 37 million reduction in the cash flow hedging reserves represents the € 36 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates cash flow hedging of € 1 million. The € 2,323 million recognised in revenue reserves comprises the profit attributable to owners of the parent amounting to € 1,952 million plus actuarial gains of € 396 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates actuarial losses of € 3 million less share of other comprehensive income of associates amounting to € 22 million. The € 313 million reduction in foreign currency translation reserves comprises the € 141 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates foreign currency translation of € 149 million and an amount attributable to non-controlling interests of € 23 million.

Consolidated statement of changes in equity

	Attributable to equity holders of the parent
	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m	Non- controlling interests € m	Total € m
2007
At 1 January 2007 as reported	294	1,693	497	527	35	86	(105)	6,033	62	(574)	57	8,605	1,307	9,912
Change in accounting policy	—	—	—	—	—	—	—	23	—	—	—	23	—	23

As restated	294	1,693	497	527	35	86	(105)	6,056	62	(574)	57	8,628	1,307	9,935
Total comprehensive income for the period	—	—	—	—	—	(177)	(37)	2,323	(313)	—	—	1,796	126	1,922
Dividends on ordinary shares	—	—	—	—	—	—	—	(651)	—	—	—	(651)	(82)	(733)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)	—	(38)
Share based payments	—	—	—	—	—	—	—	6	—	—	19	25	1	26
Other movements	—	—	—	—	(2)	—	—	2	—	—	—	—	(1)	(1)
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	83	—	83	—	83
Net movement in own shares	—	—	—	—	—	—	—	10	—	—	—	10	—	10

At 31 December 2007 - restated	294	1,693	497	527	33	(91)	(142)	7,708	(251)	(491)	76	9,853	1,351	11,204

2008
At 1 January 2008 as reported	294	1,693	497	527	33	(91)	(142)	7,682	(251)	(491)	76	9,827	1,351	11,178
Change in accounting policy	—	—	—	—	—	—	—	26	—	—	—	26	—	26

As restated	294	1,693	497	527	33	(91)	(142)	7,708	(251)	(491)	76	9,853	1,351	11,204
Total comprehensive income for the period	—	—	—	—	—	(465)	680	117	(494)	—	—	(162)	59	(103)
Dividends on ordinary shares	—	—	—	—	—	—	—	(720)	—	—	—	(720)	(18)	(738)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)	(48)	(86)
Share based payments	—	—	—	—	—	—	—	—	—	—	5	5	—	5
Other movements	—	—	—	156	—	—	—	(156)	—	—	—	—	—	—
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	29	—	29	—	29
Net movement in own shares	—	—	—	—	—	—	—	2	—	—	—	2	—	2

At 31 December 2008 - restated	294	1,693	497	683	33	(556)	538	6,913	(745)	(462)	81	8,969	1,344	10,313

Statement of changes in equity - Allied Irish Banks, p.l.c.

	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury Shares € m	Share based payments reserves € m	Total € m
2009
At 1 January 2009	294	1,693	497	156	20	(500)	286	3,735	(74)	(549)	48	5,606
Total comprehensive income attributable to equity holders of the parent	—	—	—	—	—	176	192	(2,047)	(12)	—	—	(1,691)
Issue of 2009 Preference Shares	35	3,282	150	—	—	—	—	—	—	—	—	3,467
Dividends on other equity interests	—	—	—	—	—	—	—	(44)	—	—	—	(44)
Share based payments	—	—	—	—	—	—	—	4	—	—	(6)	(2)
Redemption of capital instruments (note 7)	—	—	(258)	—	—	—	—	113	—	—	—	(145)
Other movements	—	—	—	—	—	—	—	—	—	—	—	—

At 31 December 2009	329	4,975	389	156	20	(324)	478	1,761	(86)	(549)	42	7,191

Statement of changes in equity - Allied Irish Banks, p.l.c.

	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m
2007
At 1 January 2007	294	1,693	497	—	20	(57)	(92)	3,275	(13)	(661)	43	4,999
Total comprehensive income attributable to the equity holders of the parent	—	—	—	—	—	(115)	(50)	1,753	(21)	—	—	1,567
Dividends on ordinary shares	—	—	—	—	—	—	—	(652)	—	—	—	(652)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)
Share based payments	—	—	—	—	—	—	—	2	—	—	11	13
Other movements	—	—	—	—	—	—	—	—	—	—	—	—
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	83	—	83
Net movement in own shares	—	—	—	—	—	—	—	1	—	—	—	1

At 31 December 2007	294	1,693	497	—	20	(172)	(142)	4,341	(34)	(578)	54	5,973

2008
At 1 January 2008	294	1,693	497	—	20	(172)	(142)	4,341	(34)	(578)	54	5,973
Total comprehensive income attributable to the equity holders of the parent	—	—	—	—	—	(328)	428	308	(40)	—	—	368
Dividends on ordinary shares	—	—	—	—	—	—	—	(721)	—	—	—	(721)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)
Share based payments	—	—	—	—	—	—	—	—	—	—	(6)	(6)
Other movements	—	—	—	156	—	—	—	(156)	—	—	—	—
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	29	—	29
Net movement in own shares	—	—	—	—	—	—	—	1	—	—	—	1

At 31 December 2008	294	1,693	497	156	20	(500)	286	3,735	(74)	(549)	48	5,606

Notes to the accounts

Note		Note
1	Segmental information	47	Other liabilities
2	Interest and similar income	48	Provision for liabilities, commitments and other provisions
3	Interest expense and similar charges
4	Dividend income	49	Subordinated liabilities and other capital instruments
5	Net fee and commission income	50	Share capital
6	Net trading (loss)/income	51	Analysis of movements in reserves in other comprehensive income
7	Gain on redemption of subordinated liabilities and other capital instruments	52	Own shares
8	Other operating income	53	Other equity interests
9	Administrative expenses	54	Non-controlling interests in subsidiaries
10	Share-based compensation schemes	55	Memorandum items: contingent liabilities and commitments
11	Retirement benefits
12	Amounts written off financial investments available for sale	56	Summary of the relationship with the Irish Government
		57	Fair value of financial instruments
13	Profit on disposal of property	58	Classification and measurement of financial assets
14	Construction contract income		and financial liabilities
15	Profit on disposal of businesses	59	Interest rate sensitivity
16	Auditor’s fees	60	Statement of cash flows
17	Income tax (income)/expense	61	Financial assets and financial liabilities by contractual residual maturity
18	Discontinued operations
19	Non-controlling interests in subsidiaries	62	Financial liabilities by undiscounted contractual maturity
20	Earnings per share
21	Adjusted earnings per share	63	Report on directors’ remuneration and interests
22	Distributions to other equity holders	64	Related party transactions
23	Distributions on equity shares	65	Commitments
24	Financial assets and financial liabilities held for sale to NAMA	66	Employees
		67	Capital compliance
25	Disposal group and assets classified as held for sale	68	Financial and other information
26	Trading portfolio financial assets	69	Average balance sheets and interest rates
27	Derivative financial instruments	70	Non adjusting events after the reporting period
28	Loans and receivables to banks	71	Dividends
29	Loans and receivables to customers	72	Additional parent company information on risk
30	Provisions for impairment of loans and receivables	73	Off balance sheet arrangements
31	Amounts receivable under finance leases and hire purchase contracts	74	Approval of accounts

32	Financial investments available for sale
33	Financial investments held to maturity
34	Credit ratings
35	Interests in associated undertakings
36	Interest in M&T Bank Corporation
37	Interest in Aviva Life Holdings Ireland Limited
38	Interest in Bulgarian American Credit Bank AD
39	Investments in Group undertakings
40	Intangible assets and goodwill
41	Property, plant & equipment
42	Deferred taxation
43	Deposits by banks
44	Customer accounts
45	Trading portfolio financial liabilities
46	Debt securities in issue

Notes to the accounts

1 Segmental information

For management and reporting purposes, the activities of AIB Group are organised into four operating divisions supported by Group, which includes Operations and Technology. A description of the activities of each division is set out on pages 14-15 of the 2009 20-F. The Group Executive Committee as chief operating decision maker relies primarily on the management accounts to assess the performance of the segments and make decisions about resource allocations. The chief operating decision maker continues to review segmental performance on the same basis as heretofore, even though certain businesses are now held for sale.

AIB Bank ROI: Retail and commercial banking operations in the Republic of Ireland, Channel Islands and the Isle of Man, AIB Finance and Leasing, AIB Card Services, Wealth Management and its share of Aviva Life Holdings Ireland Limited, AIB’s venture with Aviva Group Ireland plc.

Capital Markets: AIB’s corporate banking, treasury and investment banking operations principally in Ireland, Britain, Poland and the US, together with offices in Frankfurt, Paris, Luxembourg, Budapest, Zurich, Toronto and Sydney.

AIB Bank UK: Retail and commercial banking operations in Britain (operating under the trading name Allied Irish Bank (GB)) and in Northern Ireland (operating under the trading name First Trust Bank).

Central and Eastern Europe (“CEE”)(1): This division comprises: Bank Zachodni WBK S.A. (“BZWBK”), in which AIB has a 70.4% shareholding, together with its subsidiaries and associates which operate in Poland; Bulgarian American Credit Bank AD (“BACB”), a specialist provider of secured finance to small and medium sized companies in Bulgaria, in which AIB has a 49.99% shareholding; and AmCredit, which is a mortgage business in Lithuania, Latvia and Estonia.

Group: Includes interest rate hedge volatility (hedge ineffectiveness and derivative volatility), hedging in relation to the translation of foreign locations’ profit, unallocated costs of central services, AIB’s average share of 22.7% in M&T Bank Corporation (“M&T”) and profit on disposal of property.

Discontinued operations

On 30 March 2010, AIB Group announced that AIB Group (UK), BZWBK and M&T were available for sale. Subsequently, BACB was also included in the investments to be disposed of. These discontinued operations are included in the following business segments as follows:

AIB Group (UK) p.l.c. – this discontinued operation is identified separately as AIB Bank UK.

BZWBK – is largely included in CEE division with BZWBK Wholesale Treasury and Capital Markets’ share of certain Investment Banking subsidiaries results included in Capital Markets.

BACB – BACB is included in associated undertakings in CEE division.

M&T – M&T is included in associated undertakings in Group division.

Certain costs that are reallocated between continuing and discontinued activities are reflected in the business division to which the service is provided.

(1)	During 2008, the Central & Eastern Europe (“CEE”) division was formed bringing together the Group’s interests in Poland, Bulgaria and the Baltic region.

Notes to the accounts—(Continued)

	2009						Analysed as to:
1 Segmental information (continued)	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Total € m	Continuing operations € m	Discontinued operations € m
Operations by business segments
Net interest income	1,400	1,007	474	378	(26)	3,233	2,403	830
Other income(1)	331	252	102	306	635	1,626	1,137	489

Total operating income	1,731	1,259	576	684	609	4,859	3,540	1,319
Administrative expenses	804	326	191	344	76	1,741	1,188	553
Impairment and amortisation of intangible assets	18	10	1	10	38	77	68	9
Depreciation of property, plant and equipment	28	7	6	21	17	79	52	27
Total operating expenses	850	343	198	375	131	1,897	1,308	589

Operating profit before provisions	881	916	378	309	478	2,962	2,232	730
Provisions for impairment of loans and receivables	4,473	361	395	126	—	5,355	4,847	508
Provisions for liabilities and commitments	—	—	—	1	—	1	1	—
Amounts written off financial investments available for sale	—	24	—	—	—	24	24	—
Total provisions	4,473	385	395	127	—	5,380	4,872	508

Operating (loss)/profit	(3,592)	531	(17)	182	478	(2,418)	(2,640)	222
Associated undertakings	(4)	—	1	(103)	(156)	(262)	(6)	(256)
Profit on disposal of property	2	—	—	—	21	23	21	2
Construction contract income	—	—	—	—	1	1	1	—

(Loss)/profit before taxation	(3,594)	531	(16)	79	344	(2,656)	(2,624)	(32)

Other amounts
Financial assets held for sale to NAMA	15,466	675	3,071	—	—	19,212	19,212	—
Loans and receivables to customers	56,029	21,958	16,607	8,460	287	103,341	103,341	—
Interests in associated undertakings	277	—	4	78	1,282	1,641	1,641	—
Total assets	76,775	57,967	23,507	12,348	3,717	174,314	174,314	—
Customer accounts	39,666	22,702	11,614	9,971	—	83,953	83,953	—
Total liabilities(2)	47,069	87,780	12,994	10,459	4,677	162,979	162,979	—
Ordinary shareholders’ equity(2)	3,125	1,977	1,193	592	83	6,970	6,970	—
Capital expenditure	53	11	3	21	56	144	144	—
Impairment of associated undertakings	—	—	—	108	200	308	—	308
Other significant non-cash expenses(3)	(1)	—	2	1	(1)	1	(3)	4

Notes to the accounts—(Continued)

	Restated(4) 2008						Analysed as to:
1 Segmental information (continued)	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Total € m	Continuing operations € m	Discontinued operations € m
Operations by business segments
Net interest income	1,705	1,064	591	437	70	3,867	2,784	1,083
Other income	478	94	135	390	104	1,201	677	524

Total operating income	2,183	1,158	726	827	174	5,068	3,461	1,607
Administrative expenses	953	376	312	442	104	2,187	1,448	739
Impairment and amortisation of intangible assets	17	9	—	26	26	78	70	8
Depreciation of property, plant and equipment	32	7	9	24	20	92	59	33
Total operating expenses	1,002	392	321	492	150	2,357	1,577	780

Operating profit before provisions	1,181	766	405	335	24	2,711	1,884	827
Provisions for impairment of loans and receivables	1,298	160	257	107	—	1,822	1,467	355
Provisions for liabilities and commitments	—	(4)	—	2	—	(2)	(4)	2
Amounts written off financial investments available for sale	4	25	—	—	—	29	29	—
Total provisions	1,302	181	257	109	—	1,849	1,492	357

Operating (loss)/profit	(121)	585	148	226	24	862	392	470
Associated undertakings	—	—	2	(54)	94	42	—	42
Profit on disposal of property	6	—	2	2	2	12	8	4
Construction contract income	—	—	—	—	12	12	12	—
Profit on disposal of businesses	68	—	38	—	—	106	68	38

(Loss)/profit before taxation	(47)	585	190	174	132	1,034	480	554

Other amounts
Loans and receivables to customers	75,033	26,120	19,551	8,514	271	129,489	129,489	—
Interests in associated undertakings	282	6	3	174	1,534	1,999	1,999	—
Total assets	80,819	60,477	22,036	12,368	6,474	182,174	182,174	—
Customer accounts	42,295	26,536	13,539	10,234	—	92,604	92,604	—
Total liabilities(2)	49,398	89,827	14,776	11,228	6,632	171,861	171,861	—
Ordinary shareholders’ equity(2)	4,012	2,384	1,322	656	98	8,472	8,472	—
Capital expenditure	89	24	5	79	93	290	206	84
Impairment of associated undertakings	—	—	—	57	—	57	—	57
Other significant non-cash expenses(3)	(6)	(5)	6	2	5	2	(6)	8

Notes to the accounts—(Continued)

	Restated(4) 2007						Analysed as to
1 Segmental information (continued)	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Total € m	Continuing operations € m	Discontinued operations € m
Operations by business segments
Net interest income	1,777	586	685	308	62	3,418	2,367	1,051
Other income	490	389	156	371	44	1,450	843	607

Total operating income	2,267	975	841	679	106	4,868	3,210	1,658
Administrative expenses	1,036	446	359	377	158	2,376	1,661	715
Amortisation of intangible assets	16	6	1	18	19	60	41	19
Depreciation of property, plant and equipment	36	8	11	15	15	85	59	26
Total operating expenses	1,088	460	371	410	192	2,521	1,761	760

Operating profit/(loss)before provisions	1,179	515	470	269	(86)	2,347	1,449	898
Provisions for impairment of loans and receivables	104	(18)	18	2	—	106	86	20
Provisions for liabilities and commitments	—	2	—	(1)	(9)	(8)	(7)	(1)
Amounts written off financial investments available for sale	—	1	—	—	—	1	1	—
Total provisions	104	(15)	18	1	(9)	99	80	19

Operating profit/(loss)	1,075	530	452	268	(77)	2,248	1,369	879
Associated undertakings	10	—	—	1	120	131	10	121
Profit on disposal of property	12	—	—	—	64	76	76	—
Construction contract income	—	—	—	—	55	55	55	—
Profit on disposal of businesses	—	2	—	—	(1)	1	1	—

Profit before taxation	1,097	532	452	269	161	2,511	1,511	1,000

Other amounts
Loans and receivables to customers	71,717	25,387	23,726	6,638	135	127,603	127,603	—
Interests in associated undertakings	299	4	—	4	1,401	1,708	1,708	—
Total assets	78,267	57,753	24,946	10,106	6,816	177,888	177,888	—
Customer accounts	41,933	16,715	14,460	8,200	—	81,308	81,308	—
Total liabilities(2)	48,270	84,034	15,306	9,034	10,040	166,684	166,684	—
Ordinary shareholders’ equity(2)	4,295	2,757	1,598	508	198	9,356	9,356	—
Capital expenditure	116	28	9	41	72	266	216	50
Other significant non-cash expenses(3)	17	10	9	3	4	43	31	12

Notes to the accounts—(Continued)

	2009
1 Segmental information (continued)	Republic of Ireland € m	United Kingdom € m	Poland € m	North America € m	Rest of the world € m	Total € m

Operations by geographical segments(5)
Net interest income	2,258	502	361	83	29	3,233
Other income(6)	1,075	123	394	35	(1)	1,626

Total operating income	3,333	625	755	118	28	4,859
Administrative expenses	1,080	259	360	21	21	1,741
Impairment and amortisation of intangible assets	65	2	8	—	2	77
Depreciation of property, plant and equipment	50	7	21	1	—	79
Total operating expenses	1,195	268	389	22	23	1,897

Operating profit before provisions	2,138	357	366	96	5	2,962
Provisions for impairment of loans and receivables	4,668	530	113	10	34	5,355
Provisions for liabilities and commitments	—	—	—	—	1	1
Amounts written off financial investments available for sale	8	6	—	10	—	24

Operating (loss)/profit	(2,538)	(179)	253	76	(30)	(2,418)
Associated undertakings	(6)	3	—	(156)	(103)	(262)
Profit on disposal of property	21	2	—	—	—	23
Construction contract income	1	—	—	—	—	1

(Loss)/profit before taxation	(2,522)	(174)	253	(80)	(133)	(2,656)

Other amounts
Financial assets held for sale to NAMA	15,661	3,521	—	30	—	19,212
Loans and receivables to customers	69,911	21,448	8,390	2,520	1,072	103,341
Interests in associated undertakings	276	5	18	1,282	60	1,641
Non current assets(7)	625	51	638	1	3	1,318
Total assets	122,164	32,112	14,129	4,739	1,170	174,314
Customer accounts	52,010	17,250	9,976	4,073	644	83,953
Total liabilities(2)	115,022	20,578	11,877	14,682	820	162,979
Ordinary shareholders’ equity(2)	3,321	2,117	833	699	—	6,970
Capital expenditure	119	3	22	—	—	144

Notes to the accounts—(Continued)

	Restated(4) 2008
1 Segmental information (continued)	Republic of Ireland € m	United Kingdom € m	Poland € m	North America € m	Rest of the world € m	Total € m
Operations by geographical segments(5)
Net interest income	2,568	714	475	76	34	3,867
Other income	525	181	447	39	9	1,201

Total operating income	3,093	895	922	115	43	5,068
Administrative expenses	1,326	370	442	25	24	2,187
Impairment and amortisation of intangible assets	49	2	8	—	19	78
Depreciation of property, plant and equipment	56	10	24	1	1	92
Total operating expenses	1,431	382	474	26	44	2,357

Operating profit/(loss) before provisions	1,662	513	448	89	(1)	2,711
Provisions for impairment of loans and receivables	1,341	362	98	12	9	1,822
Provisions for liabilities and commitments	(3)	(1)	2	—	—	(2)
Amounts written off financial investments available for sale	18	4	—	7	—	29

Operating profit/(loss)	306	148	348	70	(10)	862
Associated undertakings	(1)	3	—	94	(54)	42
Profit on disposal of property	8	2	2	—	—	12
Construction contract income	12	—	—	—	—	12
Profit on disposal of businesses	106	—	—	—	—	106

Profit/(loss) before taxation	431	153	350	164	(64)	1,034

Other amounts
Loans and receivables to customers	90,788	25,573	8,427	3,352	1,349	129,489
Interests in associated undertakings	288	3	11	1,534	163	1,999
Non current assets(7)	675	57	638	1	6	1,377
Total assets	128,459	30,918	14,629	6,825	1,343	182,174
Customer accounts	59,653	20,656	10,239	1,936	120	92,604
Total liabilities(2)	115,386	28,780	12,382	14,756	557	171,861
Ordinary shareholders’ equity(2)	5,259	1,499	819	886	9	8,472
Capital expenditure	202	7	79	1	1	290

Notes to the accounts—(Continued)

	Restated(4) 2007
1 Segmental information (continued)	Republic of Ireland € m	United Kingdom € m	Poland € m	North America € m	Rest of the world € m	Total € m
Operations by geographical segments(5)
Net interest income	2,145	857	343	56	17	3,418
Other income	684	265	446	43	12	1,450

Total operating income	2,829	1,122	789	99	29	4,868
Administrative expenses	1,502	439	384	39	12	2,376
Amortisation of intangible assets	41	1	18	—	—	60
Depreciation of property, plant and equipment	58	11	15	1	—	85
Total operating expenses	1,601	451	417	40	12	2,521

Operating profit before provisions	1,228	671	372	59	17	2,347
Provisions for impairment of loans and receivables	107	(3)	2	—	—	106
Provisions for liabilities and commitments	(6)	(1)	(1)	—	—	(8)
Amounts written off financial investments available for sale	1	—	—	—	—	1

Operating profit	1,126	675	371	59	17	2,248
Associated undertakings	10	—	1	120	—	131
Profit on disposal of property	76	—	—	—	—	76
Construction contract income	55	—	—	—	—	55
(Loss)/profit on disposal of businesses	(1)	2	—	—	—	1

Profit before taxation	1,266	677	372	179	17	2,511

Other amounts
Loans and receivables to customers	85,706	31,683	6,638	2,583	993	127,603
Interests in associated undertakings	303	—	4	1,401	—	1,708
Non current assets(7)	584	79	578	2	1	1,244
Total assets	124,291	35,337	12,152	5,056	1,052	177,888
Customer accounts	50,024	22,146	8,224	914	—	81,308
Total liabilities(2)	111,542	35,314	10,259	9,212	357	166,684
Ordinary shareholders’ equity(2)	6,439	1,789	790	249	89	9,356
Capital expenditure	210	10	41	1	4	266

(1)	Gain on redemption of subordinated liabilities is recorded within the Group division.
(2)

The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of ordinary shareholders’ equity or liabilities.

(3)	Comprises share based payments expense.
(4)	Restated due to change in accounting policy for insurance contracts – see Accounting policies – Basis of preparation.
(5)	The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.
(6)	Loss on disposal of financial assets to NAMA and the gain on redemption of subordinated liabilities are recorded within the Republic of Ireland.
(7)	Non current assets comprise intangible assets and goodwill; and property. plant and equipment.

Notes to the accounts—(Continued)

2 Interest and similar income	2009 € m	2008 € m	2007 € m

Interest on loans and receivables to customers	4,284	6,468	5,841
Interest on loans and receivables to banks	80	361	469
Interest on trading portfolio financial assets	3	193	389
Interest on financial investments available for sale	832	1,067	838

	5,199	8,089	7,537

Interest income in 2009 includes a credit of € 597 million (2008: a charge of € 69 million; 2007: a charge of € 74 million) removed from equity in respect of cash flow hedges.

3 Interest expense and similar charges	2009 € m	2008 € m	2007 € m

Interest on deposits by banks	459	1,318	1,543
Interest on customer accounts	1,295	1,886	1,656
Interest on debt securities in issue	767	1,852	1,719
Interest on subordinated liabilities and other capital instruments	275	249	252

	2,796	5,305	5,170

Interest expense in 2009 includes a charge of € 117 million (2008: a credit of € 35 million; 2007: a credit of € 25 million) removed from equity in respect of cash flow hedges.

4 Dividend income

The dividend income relates to income from equity shares held as financial investments available for sale.

5 Net fee and commission income	2009 € m	2008 € m	2007 € m

Retail banking customer fees	314	365	517
Credit related fees	103	107	100
Asset management and investment banking fees	82	86	107
Brokerage fees	29	34	69
Insurance commissions	28	33	38
Fee and commission income	556	625	831
Irish Government Guarantee Scheme expense(1)	(120)	(23)	—
Other fee and commission expense	(35)	(45)	(120)
Fee and commission expense	(155)	(68)	(120)

	401	557	711

(1)	This represents the charge in respect of the Credit Institutions (Financial Support) (“CIFS”) Scheme.

6 Net trading (loss)/income	2009 € m	2008 € m	2007 € m

Foreign exchange contracts	(16)	(77)	88
Debt securities and interest rate contracts	1	115	(68)
Credit derivative contracts	(65)	(59)	—
Equity securities and index contracts	—	(37)	15

	(80)	(58)	35

The total hedging ineffectiveness on cash flow hedges reflected in the income statement amounted to a credit of € 27 million (2008: a credit of € 8 million; 2007: a charge of € 13 million) and is included in net trading income.

Notes to the accounts—(Continued)

7 Gain on redemption of subordinated liabilities and other capital instruments

As part of the Group’s initiative to raise additional core tier 1 capital, the Group completed the exchange of non-core tier 1 and upper tier 2 capital instruments for a lower tier 2 issue on 25 June 2009.This involved the redemption of the securities outlined below at a discount to their nominal value or issue price, but at a premium to their trading range.The consideration for the redemption was the issue of euro and sterling subordinated capital instruments.This exchange of debt is accounted for under IAS 39 and meets the requirements to be treated as an extinguishment of the original instruments. It resulted in a total gain of € 1,161 million (€ 1,161 million after taxation) with € 623 million being recorded in the income statement and a gain of € 538 million being recorded directly in equity.The gain recorded in the income statement relates to those instruments which were held as liabilities on the statement of financial position as ‘Subordinated liabilities and other capital instruments’ whilst the gain recorded directly in equity refers to instruments recorded under ‘Shareholders’ equity’.The tables below set out the carrying values of each instrument tendered for exchange, the consideration given and costs arising, to arrive at the gain on redemption.

	Percentage Exchanged	€ m
Instruments exchanged
Subordinated liabilities and other capital instruments
€ 200m Fixed Rate Perpetual Subordinated Notes	73%	146
Stg£ 400m Perpetual Callable Step-Up Subordinated Notes	85%	400
Stg£ 350m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities	90%	366
€ 500m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities	81%	403
Shareholder’s equity and non-controlling interest
€ 500m 7.5 per cent Step-up Callable Perpetual Reserve Capital Instrument (“RCI”)	52%	258
€ 1bn Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (“LPI”)	81%	801

Total carrying value of instruments exchanged		2,374

Consideration given including costs
€ 869 million 12.5 per cent subordinated notes due 25 June 2019		802
Stg£ 368 million 12.5 per cent subordinated notes due 25 June 2019		403
Costs		8

Total consideration including costs		1,213

Gain on redemption of capital instruments		1,161

The subordinated liabilities and other capital instruments were exchanged at discounts ranging from 33% to 50%. The gain relating to the subordinated liabilities and other capital instruments recognised in the income statement amounted to € 623 million (€ 623 million after taxation). The gain in relation to the redemption of the RCI and LPI amounted to € 538 million (€ 538 million after taxation) and this has been recognised directly in equity. The subordinated liabilities and other capital instruments of the Group as at 31 December 2009 are set out in note 49; the RCI in note 53; and LPI in note 54.

Notes to the accounts—(Continued)

8 Other operating income	2009 € m	2008 € m	2007 € m
Profit on disposal of available for sale debt securities	167	74	10
Profit on disposal of available for sale equity securities	7	49	49
Miscellaneous operating income(1)	15	49	24

	189	172	83

(1)	Includes a charge of € 18 million (2008: a credit of € 5 million; 2007: Nil) in respect of foreign exchange gains and losses.

	Group			Allied Irish Banks, p.l.c.
9 Administrative expenses	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Personnel expenses
Wages & salaries	718	775	865	659	674	760
Share-based payment schemes (note 10)	(3)	(6)	31	(2)	(5)	29
Retirement benefits (note 11)	(25)	107	152	(16)	81	113
Social security costs	75	87	89	69	80	78
Other personnel expenses	2	17	28	(22)	26	5
	767	980	1,165	688	856	985
General and administrative expenses(1)	421	468	496	287	360	385

	1,188	1,448	1,661	975	1,216	1,370

(1)	Includes external costs relating to the transfer of financial instruments to NAMA that amounted to € 11 million (2008: Nil; 2007: Nil).

Employee numbers, by division are set out in note 66.

10 Share-based compensation schemes

The Group operates a number of share-based compensation schemes as outlined below on terms approved by the shareholders. The share-based compensation schemes which AIB Group operates in respect of ordinary shares in Allied Irish Banks, p.l.c., are:

(i)	The AIB Group Share Option Scheme;

(ii)	Employees’ Profit Sharing Schemes;

(iii)	AIB Save As You Earn (SAYE) Share Option Scheme UK; and

(iv)	AIB Group Performance Share Plan 2005.

BZWBK operates a Long Term Incentive scheme with grants of shares in BZWBK and this scheme is described below.

(i) AIB Group Share Option Scheme

The following disclosures regarding the “AIB Group Share Option Scheme” (the ‘2000 Scheme’) relate to both AIB Group and to Allied Irish Banks, p.l.c The 2000 Scheme was approved by shareholders at the 2000 AGM.This Scheme has been replaced by the AIB Group Performance Share Plan 2005 (see below), which was approved by shareholders at the 2005 AGM and further grants of options over the Company’s shares will not be made, except in exceptional circumstances. Options were last granted under this scheme in 2005, and these options vested in 2008 based on the 2007 earnings per share out-turn, and are exercisable up to 2015.

Notes to the accounts—(Continued)

10 Share-based compensation schemes (continued)

The following table summarises the share option scheme activity over each of the years ended 31 December 2009, 2008 and 2007.

	2009		2008		2007
Group	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €
Outstanding at 1 January	11,057.6	13.27	11,132.1	13.27	14,042.5	12.90
Exercised	—	—	(24.5)	12.71	(2,672.8)	11.53
Forfeited	(9.0)	12.59	(50.0)	13.42	(237.6)	10.66

Outstanding at 31 December	11,048.6	13.28	11,057.6	13.27	11,132.1	13.27

Exercisable at 31 December	11,048.6	13.28	11,057.6	13.27	9,732.5	12.85

The following tables present the number of options outstanding at 31 December 2009, 2008 and 2007.

	2009
Group Range of exercise price	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
€ 11.98 - € 13.90	2.90	9,656.0	12.85
€ 16.20 - € 18.63	5.34	1,392.6	16.21

			2008
Range of exercise price	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
€ 11.98 - € 13.90	3.90	9,665.0	12.85
€ 16.20 - € 18.63	6.34	1,392.6	16.21

			2007
Range of exercise price	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
€ 11.98 - € 13.90	4.90	9,732.5	12.85
€ 16.20 - € 18.63	7.34	1,399.6	16.21

Notes to the accounts—(Continued)

10 Share-based compensation schemes (continued)

(ii) Employees’ Profit Sharing Schemes

The Company operates the “AIB Approved Employees’ Profit Sharing Scheme 1998” (‘the Scheme’) on terms approved by the shareholders at the 1998 Annual General Meeting. All employees, including executive directors of the Company and certain subsidiaries are eligible to participate, subject to minimum service periods (i.e., a continuous employment for at least one year prior to the last day of the relevant accounting period) and being in employment on the date on which an invitation to participate is issued. The Directors, at their discretion, may set aside each year, for distribution under the Scheme, a sum not exceeding 5% of eligible profits of participating companies.

Eligible employees in the Republic of Ireland may elect to receive any profit sharing allocations either in shares or in cash. Such shares are held by Trustees for a minimum period of two years and are required to be held for a total period of three years for the employees to obtain the maximum tax benefit. Such employees may elect to forego an amount of salary, subject to certain limitations, towards the acquisition of additional shares. The maximum market value of shares that may be appropriated to any employee in a year may not exceed € 12,700. No shares were distributed in 2009 to employees in respect of this Scheme. During 2008, 1,104,540 ordinary shares, with a value of € 15.0 million, were distributed in respect of 2007, (2007: 1,207,757 ordinary shares, with a value of € 27.3 million) to employees participating in the Profit Sharing Scheme in the Republic of Ireland. In addition, in 2008, 735,219 ordinary shares, with a value of € 10.0 million, (2007: 779,141 ordinary shares with a value of € 17.6 million) were purchased by employees through the salary foregone facility. This Scheme is not a share based payments scheme as defined by IFRS 2 – Share Based Payment.

A Share Ownership Plan (‘the Plan’) operates in the UK in place of a profit sharing scheme. The Plan, which was approved by shareholders at the 2002 Annual General Meeting, provides for the acquisition by eligible employees of shares in a number of categories: Partnership Shares, in which each eligible employee may invest up to Stg£ 1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of Stg£ 3,000 per annum per employee, and Dividend Shares which may be acquired by each eligible employee, by re-investing dividends of up to Stg£ 1,500 per annum. No shares were awarded during 2009 under the Free Share category.

Free Shares are forfeited on a sliding scale should the employee leave the service of the Group within three years of grant date. During 2008, a total of 277,066 ordinary shares with a value of € 3.8 million (2007: 320,352 ordinary shares with a value of € 7.2 million) were awarded under the Free Share category. The market value was determined as the mid-market price of the Company’s shares on the Irish Stock Exchange daily official list on the relevant date.

The following table summarises activity in the Free Share category during 2009, 2008 and 2007.

	2009	2008	2007
	Number of shares ‘000	Number of shares ‘000	Number of shares ‘000
Outstanding at 1 January	1,312.3	1,331.3	1,090.3
Granted	—	277.1	320.4
Forfeited	(8.3)	(15.2)	(23.5)
Vested	(312.0)	(280.9)	(55.9)

Outstanding at 31 December	992.0	1,312.3	1,331.3

(iii) AIB Save As You Earn (SAYE) Share Option Scheme UK

The Company operates a Save As You Earn Share Option Scheme (‘the Scheme’) in the UK. The Scheme is open to all employees of AIB Group in the UK who have completed six months continuous service at the date of grant. Under the Scheme, employees may opt to save fixed amounts on a regular basis, over a three-year period, subject to a maximum monthly saving of Stg£ 250 per employee.At the end of the three-year period, (a) a tax-free bonus equal to a multiple of the participants’ monthly contribution is added in line with rates approved by the Inland Revenue (1.8 times and 1.6 times for contracts entered into in 2007 and 2008 respectively) and (b) the participant has 6 months in which to exercise the option and purchase ordinary shares at the option price (being the average price per AIB ordinary share, on the London Stock Exchange on the day prior to grant date, less 20% discount); or the participant may withdraw the savings and bonus amount.

.	Notes to the accounts—(Continued)

10 Share-based compensation schemes (continued)

The following table summarises activity during 2009, 2008 and 2007 for the SAYE Share Option Scheme UK.

	2009		2008		2007
	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €
Outstanding at 1 January	868.1	10.93	1,003.7	16.30	1,549.4	10.60
Granted	—	—	1,472.2	10.36	635.5	17.80
Forfeited	(832.8)	10.86	(1,379.7)	13.67	(104.3)	13.73
Exercised	—	—	(228.1)	12.91	(1,076.9)	9.70

Outstanding at 31 December	35.3	15.58	868.1	10.93	1,003.7	16.30

Exercisable at 31 December	1.1	15.77	2.1	12.94	3.6	9.70

The Black Scholes option pricing model has been used in estimating the value of the options granted. The expected volatility is based on historical volatility over the three and a half years prior to the grant of the SAYE options.

The following table details the assumptions used, and the resulting fair values provided by the option pricing model in respect of options being expensed in accordance with IFRS 2.

	2008	2007
Share price at grant date	€12.95	€22.24
Exercise price	€10.36	€17.80
Vesting period (years)	3	3
Expected volatility	27.9%	19.0%
Option life (years)	3.5	3.5
Expected life (years)	3	3
Risk-free rate	4.31%	4.06%
Expected dividends expressed as a dividend yield	4.5%	3.2%
Fair value per option	€3.22	€4.74

(iv) AIB Group Performance Share Plan 2005

The following disclosures regarding the AIB Group Performance Share Plan 2005 (‘the Plan’) relate to both AIB Group and to Allied Irish Banks, p.l.c.. The Plan was approved by the shareholders at the 2005 AGM. This Plan is designed to provide market- competitive incentives for senior executives, in the context of the Company’s long-term performance against stretching growth targets and the overall return to shareholders. Conditional grants of awards of ordinary shares are made to employees. These awards vest in full on the third anniversary of the grant if the performance conditions at (a) and (b) below are met:

(a)	50% of awards will vest if the growth in the Company’s EPS over the three-year period beginning with the year of grant is not less than the increase in the Irish CPI plus 10% per annum, compounded, over that period; and

(b)	50% of awards will vest if:

(i)	in respect of awards granted in 2005, the Company’s Total Shareholder Return (“TSR”) (the calculation of which is set out in the Rules of the Plan) over the period referred to at (a) above relative to a peer group of at least 15 banks (listed in the Rules of the Plan) is such as to position AIB not below the 80th percentile;

(ii)	in respect of awards granted in 2006 and subsequent years, the Company’s TSR over the period referred to at (a) above relative to the banks in the FTSE Eurofirst 300 Banks Index (listed in the Rules of the Plan) is such as to position AIB not below the 80th percentile; and

(iii)	in respect of awards granted in 2007 and subsequent years, in addition to the condition at (ii) above, the Remuneration Committee is also satisfied that the recorded TSR is a genuine reflection of the Group’s underlying financial performance during the relevant three consecutive complete financial years.

For performance below these levels, the following vesting will apply:

•

10% of awards will vest if the growth in the Company’s EPS over the three-year period beginning with the year of grant is not less than the increase in the Irish CPI plus 5% per annum, compounded over that period;

Notes to the accounts—(Continued)

10 Share-based compensation schemes (continued)

•

10% of awards will also vest if the Company’s TSR over the period relative to the peer group (at (b)(i) in respect of awards granted in 2005, at (b)(ii) in respect of awards granted in 2006 or subsequently, and subject also to the underlying performance condition at (b)(iii) in respect of awards granted in 2007 and subsequently) is not less than the median TSR of that peer group;

•

Between these levels of performance (i.e. EPS growth over the period of Irish CPI plus more than 5% and up to 10% per annum compounded, and TSR between the median and the 80th percentile) awards will vest on a graduated scale; and

•	No awards will vest if performance is below the minimum levels stated above.

In respect of awards granted in 2005 and 2006, the market value of the shares at the date of the grant was used to determine the value of the grant, adjusted to take into account expected vesting, for the part of the award subject to the EPS vesting criteria. In respect of the part of award subject to the TSR vesting criteria, the expense was determined at date of grant taking into account the expected vesting of the shares. For awards granted in 2007 and subsequent years, the TSR vesting criteria is also subject to an earnings underpin and the income statement expense is adjusted to take into account expected vesting.

At 31 December 2009, conditional grants of awards of 3,687,324 ordinary shares in aggregate were outstanding to 512 employees. As reported in the 2008 Annual Financial Report 64.4% of the 2005 awards (187,343 shares) had vested with effect from 2 March 2009.The 35.6% of the award (103,562 shares) which did not vest lapsed.

Subsequently, the performance conditions of the 2006 awards were measured over the years 2006, 2007 and 2008 in light of which, the remuneration committee determined that AIB failed to reach either of the performance conditions required and the outstanding awards of 1,288,257 shares lapsed on 21 March 2009. There were no awards of performance shares in 2009.

The following table summarises the Performance Share activity during 2009, 2008 and 2007.

	Number of shares
	2009 ‘000	2008 ‘000	2007 ‘000
Outstanding at 1 January	5,307.4	3,794.6	1,597.8
Granted	—	1,557.6	2,233.7
Vested	(187.3)	—	—
Lapsed	(1,391.8)	—	—
Forfeited	(41.0)	(44.8)	(36.9)

Outstanding at 31 December	3,687.3	5,307.4	3,794.6

The fair value of the shares at the date of grant was € 13.26 and € 22.85, for 2008 and 2007 respectively.

BZWBK Long Term Incentive Scheme

During 2006, BZWBK introduced a Long Term Incentive Scheme (‘the Scheme’) on terms approved by its shareholders.The Scheme is designed to provide market-competitive incentives for senior executives and key managers in the context of BZWBK’s long term performance against stretching growth targets.

During 2008, conditional awards of 288,112 ordinary shares of BZWBK were made to less than 600 employees (2007: 78,341 ordinary shares to less than 100 employees) each with vesting to take place on the date of the AGM approving the financial statements for the last year of the performance period. 25% of shares will vest, if EPS performance over the three year period, exceed the growth in the Polish CPI plus 8% per annum with up to 100% vesting on a straight line basis if EPS performance over the three year period exceeds Polish CPI plus 16% p.a.

In each case there is no re-test and the grant will expire after 3 years.

Notes to the accounts—(Continued)

10 Share-based compensation schemes (continued)

The following table summarises option activity during 2009, 2008 and 2007:

	2009		2008		2007
	Number of shares	Weighted average exercise price €	Number of shares	Weighted average exercise price €	Number of shares	Weighted average exercise price €
Outstanding at 1 January	476,929	2.87	200,722	2.60	128,223	2.57
Granted	—	—	288,112	3.10	78,341	2.65
Forfeited	(19,499)	2.96	(11,905)	2.55	(5,842)	2.65
Exercised	(115,729)	2.44	—	—	—	—

Outstanding at 31 December	341,701	2.74	476,929	2.87	200,722	2.60

Exercisable at 31 December	—	—	—	—	—	—

The Black Scholes model has been used in estimating the value of the grant. The expected volatility is based on an analysis of historical volatility over an approximate 7 month period preceding the grant date.

The following table details the assumptions used and the resulting fair values provided by the option pricing model.

	2008	2007
Share price at grant date	€46.26	€77.46
Number of BZWBK shares granted in the year	288,112	78,341
Exercise price	€3.10	€2.65
Vesting period (years)	3	3
Options life (years)	3	3
Expected volatility	40.82%	40.69%
Risk-free rate	6.9%	4.9%
Expected dividends expressed as a dividend yield	2.01%	2.05%
Fair value per option	€37.88	€70.78

Income statement expense

The total expense arising from share-based payment transactions for continuing operations amounted to a credit of € 3 million in the year ended 31 December 2009 (2008: a credit of € 6 million; 2007: an expense of € 31 million).

Limitations on share-based payment schemes

The company complies with guidelines issued by the Irish Association of Investment Managers in relation to shares of Allied Irish Banks, p.l.c. issued under the above schemes.

11 Retirement benefits

The Group operates a number of pension and retirement benefit schemes for employees, the majority of which are funded. These include defined benefit and defined contribution schemes. In December 2007, the Group introduced a hybrid pension arrangement for employees in the Republic of Ireland who were not members of the defined benefit scheme. The hybrid pension arrangement includes elements of both a defined benefit and a defined contribution scheme.

(i) Defined benefit schemes

The Group operates a number of defined benefit schemes, the most significant being the AIB Group Irish Pension Scheme (‘the Irish scheme’) and the AIB Group UK Pension Scheme (‘the UK scheme’). All of the Group’s defined benefit schemes have been reported under continuing operations. The Irish scheme and the UK Scheme were closed to new members from December 1997. Staff joining the Group in the Republic of Ireland between December 1997 and December 2007 became members of the Defined Contribution (“DC”) scheme. A hybrid pension arrangement was introduced in Ireland in December 2007 and members of the Irish DC scheme had the option at that time to switch to the hybrid pension arrangement. Staff joining the Group in the Republic of Ireland after

Notes to the accounts—(Continued)

11 Retirement benefits (continued)

December 2007 automatically join the hybrid pension arrangement. Members of the hybrid scheme become members of the Irish scheme in respect of their basic annual salary up to a certain limit. Those members whose salaries exceed the limit will also remain members of the DC scheme in respect of that part of their basic annual salary above the limit. Approximately 86 per cent of staff in the Republic of Ireland are members of the Irish scheme while 46 per cent of staff in the UK are members of the UK scheme.

Retirement benefits for the defined benefit schemes are calculated by reference to service and pensionable salary at normal retirement date. The benefits payable to future retirees of the Irish and UK schemes were amended during 2009. Retirement benefits payable upon retirement will in future be based on the average pensionable salary over the five years before retirement, as opposed to being payable on the level of final salary, subject to a retiree not receiving a pension lower than their current accrued benefit. The effect of this curtailment is a reduction of € 159 million on the liability and a gain to the income statement of € 159 million. This curtailment is contained within continuing operations.

Independent actuarial valuations for the main Irish and UK schemes are carried out on a triennial basis by the Group’s actuary, Mercer. The last such valuations were carried out on 30 June 2006 using the Attained Age Method. The schemes are funded and a contribution rate of 28.6% of pensionable salaries was set for the Irish scheme with effect from 1 January 2007. This funding rate was amended following the introduction of the hybrid pension arrangement and from January 2009, was set at 23%. Members of the hybrid pension arrangement contribute 5% of pensionable salary.

For the UK scheme a contribution rate of 30.8% of pensionable salaries together with annual payments of Stg£ 17 million from 1 January 2007 to 31 December 2011 increasing to Stg£ 29 million per annum for five years thereafter has been set. A contribution of Stg£ 34 million was paid into the UK Defined Benefit scheme in December 2008 as an advancement of the annual payments for 2009 and 2010. The Group agreed with the Trustees of the Irish scheme that it will fund the deficit over approximately 15 years (UK scheme: 10 years). The total contribution to the defined benefit pension schemes in 2010 is estimated to be € 115 million approximately. The actuarial valuations are available for inspection to the members of the schemes.

The following table summarises the financial assumptions adopted in the preparation of these accounts in respect of the main schemes. The assumptions, including the expected long-term rate of return on assets, have been set based upon the advice of the Group’s actuary.

	as at 31 December
Financial assumptions	2009%	2008%	2007%
Irish scheme
Rate of increase in salaries(1)	3.50	4.00	4.75
Rate of increase of pensions in payment	2.00	2.00	2.25
Expected return on scheme assets	7.10	7.58	6.82
Discount rate	6.00	5.80	5.50
Inflation assumptions	2.00	2.00	2.25
UK scheme
Rate of increase in salaries(1)	4.25	4.00	4.75
Rate of increase of pensions in payment	3.50	2.75	3.00
Expected return on scheme assets	6.86	6.99	6.61
Discount rate	5.70	6.25	5.70
Inflation assumptions (RPI)	3.50	2.75	3.00
Other schemes
Rate of increase in salaries	3.5 - 4.25	4.00	4.25 - 4.9
Rate of increase of pensions in payment	0.0 - 3.5	0.0 - 2.75	0.0 - 3.0
Expected return on scheme assets	6.6 - 7.4	6.8 - 8.0	5.5 - 7.7
Discount rate	5.5 - 6.0	5.8 - 6.5	5.5 - 6.0
Inflation assumptions	2.0 - 4.0	2.0 - 2.75	2.25 -3.00

(1)	The rate of increase in salaries includes the impact of salary scale improvements.

Notes to the accounts—(Continued)

11 Retirement benefits (continued)

Mortality assumptions

The mortality assumptions for the Irish and UK schemes have been updated since 31 December 2008. The updated life expectancies underlying the value of the scheme liabilities for the Irish and UK schemes at 31 December 2009 are shown in the table below with comparatives for 2008:

	Life expectancy – years
	Irish scheme		UK scheme
	2009	2008	2009	2008
Retiring today age 63
Males	22.5	21.7	24.7	23.1
Females	25.6	24.6	27.0	26.0
Retiring in 10 years at age 63
Males	25.5	23.9	25.6	25.0
Females	28.6	26.9	28.0	27.8

Sensitivity analysis for principal assumptions used to measure scheme liabilities

There are inherent uncertainties surrounding the financial assumptions adopted in calculating the actuarial valuation of the AIB Group Pension Schemes. Set out in the table below is a sensitivity analysis for the key assumptions for the Irish scheme and the UK scheme. Note that the change in assumptions are independent of each other i.e. the effect of the reflected change in the discount rate assumes that there has been no change in the rate of mortality assumption and vice versa.

Assumption	Change in assumption	Impact on scheme liabilities
		Irish scheme	UK scheme
Inflation	Increase by 0.25%	Increase by 2.9%	Increase by 3.7%
Salary growth	Increase by 0.25%	Increase by 1.3%	Increase by 1.4%
Discount rate	Increase by 0.25%	Decrease by 4.5%	Decrease by 5.4%
Rate of mortality	Increase life expectancy by 1 year	Increase by 2.1%	Increase by 2.3%

The following tables set out on a combined basis for all schemes, the fair value of the assets held by the schemes together with the long-term rate of return expected for each class of asset for the Group and for Allied Irish Banks, p.l.c.. The expected rates of return on individual asset classes are estimated using current and projected economic and market factors at the measurement date in consultation with the Group’s actuaries.

	2009			2008
Group	Long term rate of return expected %	Value € m	Scheme assets %	Long term rate of return expected %	Value € m	Scheme assets %
Equities	8.0	2,094	71	8.9	1,607	64
Bonds	4.5	483	16	4.3	504	20
Property	6.0	195	7	6.0	274	11
Cash/other	3.6	167	6	3.9	114	5

Total market value of assets	7.0	2,939	100	7.4	2,499	100
Actuarial value of liabilities of funded schemes		(3,595)			(3,548)

Deficit in the funded schemes		(656)			(1,049)
Unfunded deferred benefit obligation		(58)			(56)

Net pension deficit		(714)			(1,105)

Notes to the accounts—(Continued)

11 Retirement benefits (continued)

	2009			2008
Allied Irish Banks, p.l.c.	Long term rate of return expected %	Value € m	Scheme assets %	Long term rate of return expected %	Value € m	Scheme assets %
Equities	8.0	1,633	72	8.9	1,271	66
Bonds	4.5	300	13	4.3	339	17
Property	6.0	180	8	6.0	260	13
Cash/other	3.7	148	7	4.8	71	4

Total market value of assets	7.1	2,261	100	7.6	1,941	100
Actuarial value of liabilities of funded schemes		(2,777)			(2,928)

Deficit in the funded schemes		(516)			(987)
Unfunded deferred benefit obligation		(49)			(48)

Net pension deficit		(565)			(1,035)

At 31 December 2009,the Group pension scheme assets includedAIB shares amounting to € 6 million (2008: € 7 million). For Allied Irish Banks, p.l.c. this amounted to € 6 million (2008: € 7 million). Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to € 109,813 (2008: € 117,272) in aggregate to a number of former directors.

The following table sets out the components of the defined benefit expense for each of the three years ended 31 December 2009, 2008 and 2007.

	Group
	2009 € m	2008 € m	2007 € m
Included in administrative expenses:
Current service cost	91	110	128
Past service cost	2	3	11
Expected return on pension scheme assets	(189)	(247)	(235)
Interest on pension scheme liabilities	211	221	218
Curtailment	(159)	—	—

Cost of providing defined retirement benefits	(44)	87	122

The actual return/(loss) on scheme assets during the year ended 31 December 2009 was € 339 million (2008: a loss of € 1,120 million; 2007: a gain of € 23 million).

	Group			Allied Irish Banks, p.l.c.
Movement in defined benefit obligation during the year	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Defined benefit obligation at beginning of year	3,604	4,116	4,634	2,976	3,169	3,515
Current service cost	91	110	128	75	89	99
Past service cost	2	3	11	—	2	9
Interest cost	211	221	218	170	173	165
Contributions by employees	7	7	—	7	7	—
Actuarial(gains)	(30)	(560)	(682)	(179)	(396)	(580)
Benefits paid	(116)	(103)	(100)	(96)	(82)	(78)
Curtailments/settlements	(159)	—	(7)	(127)	—	(7)
Transfer between schemes	—	—	—	—	14	46
Translation adjustment on non-euro schemes	43	(190)	(86)	—	—	—

Defined benefit obligation at end of year	3,653	3,604	4,116	2,826	2,976	3,169

Notes to the accounts—(Continued)

11 Retirement benefits (continued)

	Group			Allied Irish Banks, p.l.c.
Movement in the scheme assets during the year	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Fair value of scheme assets at beginning of year	2,499	3,693	3,697	1,941	2,916	2,895
Expected return	189	247	235	148	199	187
Actuarial gains and (losses)	150	(1,367)	(212)	114	(1,208)	(219)
Contributions by employer	170	189	145	147	100	91
Contributions by employees	7	7	—	7	7	—
Benefits paid	(116)	(103)	(100)	(96)	(82)	(77)
Settlements	—	—	(7)	—	—	(7)
Transfer between schemes	—	—	—	—	8	46
Translation adjustment on non-euro schemes	40	(167)	(65)	—	1	—

Fair value of scheme assets at end of year	2,939	2,499	3,693	2,261	1,941	2,916

	Group			Allied Irish Banks, p.l.c.
Analysis of the amount recognised in the statement of comprehensive income	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Actual return less expected return on pension scheme assets	150	(1,367)	(212)	114	(1,208)	(219)
Experience gains and losses on scheme liabilities	122	(51)	(32)	64	(54)	(36)
Changes in demographic and financial assumptions	(92)	611	714	115	450	616

Actuarial gain recognised	180	(807)	470	293	(812)	361
Deferred tax	(6)	101	(74)	(37)	102	(44)

Recognised in the consolidated statement of comprehensive income	174	(706)	396	256	(710)	317

	Group
History of experience gains and losses	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
Difference between expected and actual return on scheme assets:
Amount	150	(1,367)	(212)	234	374
Percentage of scheme assets	5%	55%	6%	6%	12%
Experience gains and losses on scheme liabilities:
Amount	122	(51)	(32)	(121)	(62)
Percentage of scheme liabilities	3%	1%	1%	2%	1%
Total gross amount recognised in SOCI(1):
Amount	180	(807)	470	227	(344)
Percentage of scheme liabilities	5%	22%	11%	5%	8%

(1) Statement of comprehensive income

Defined benefit pension schemes	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
Funded defined benefit obligation	3,595	3,548	4,062	4,551	4,272
Scheme assets	2,939	2,499	3,693	3,697	3,135

Deficit within funded schemes	656	1,049	369	854	1,137
Unfunded deferred benefit obligation	58	56	54	83	90

Deficit within schemes	714	1,105	423	937	1,227

Notes to the accounts—(Continued)

11 Retirement benefits (continued)

	Allied Irish Banks, p.l.c.
History of experience gains and losses	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
Difference between expected and actual return on scheme assets:
Amount	114	(1,208)	(219)	195	298
Percentage of scheme assets	5%	62%	8%	7%	12%
Experience gains and losses on scheme liabilities:
Amount	64	(54)	(36)	(148)	(69)
Percentage of scheme liabilities	2%	2%	1%	4%	2%
Total gross amount recognised in SOCI(1):
Amount	293	(812)	361	175	(244)
Percentage of scheme liabilities	10%	27%	11%	5%	8%

(1) Statement of comprehensive income.
Defined benefit pension plans	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
Funded defined benefit obligation	2,777	2,928	3,128	3,443	3,193
Plan assets	2,261	1,941	2,916	2,895	2,472

Deficit within funded plans	516	987	212	548	721
Unfunded deferred benefit obligation	49	48	41	72	83

Deficit within plans	565	1,035	253	620	804

The following table details benefits expected to be paid over each of the next five years and in aggregate for the five years thereafter.

Future benefits expected to be paid	2010 € m	2011 € m	2012 € m	2013 € m	2014 € m	2015-2019 € m
AIB Group Irish Pension Scheme	87	91	95	100	105	600
AIB Group UK Pension Scheme	20	21	23	24	25	135

(ii) Defined contribution schemes

The Group operates a number of defined contribution schemes.The defined benefit scheme in Ireland and the UK was closed to new members from December 1997. Employees joining after December 1997 joined on a defined contribution basis.

In December 2007, the Group introduced a hybrid pension scheme for employees in the Republic of Ireland who are not members of the defined benefit scheme. Staff joining the Group in the Republic of Ireland after December 2007 automatically join the hybrid pension arrangement. This scheme includes elements of both a defined benefit and a defined contribution scheme. Employees who join the new hybrid scheme become members of the Irish scheme. The standard contribution rate in Ireland was 8% during 2007 and increased to 10% in respect of the defined contribution elements of the hybrid scheme.

With regard to the UK, staff joining after December 1997 join on a defined contribution basis. Staff joining from 1 January 2009 join a new enhanced defined contribution scheme. Existing members of the defined contribution scheme were also given the opportunity to join the enhanced scheme. The new enhanced scheme has increments in the contributions ranging from 5% to 20%, increasing as the employee gets older. The member contribution rate also increases with age. These members are also accruing benefits under S2P (the State Second Pension).

The total cost in respect of defined contribution schemes for 2009 was € 16 million of which € 11 million relates to continuing operations, € 5 million relates to discontinued operations (2008: € 18 million of which € 13 million relates to continuing operations, € 5 million relates to discontinued operations; 2007: € 36 million of which € 30 million relates to continuing operations, € 6 million relates to discontinued operations), included in administrative expenses (see note 9). For Allied Irish Banks, p.l.c., the total cost amounted to € 9 million (2008: € 10 million; 2007: € 26 million), all of which relates to continuing operations.

(iii) Payment Protection Insurance

AIB provide an additional benefit to employees in the form of payment protection insurance. It provides for the partial replacement of income in event of illness or injury resulting in the employee’s long term absence from work. In 2009, the Group contributed € 8 million (2008: € 7 million) towards employee payment protection insurance. This amount is included in administrative expenses (see note 9). In 2007 and prior years, the cost was included within retirement benefit expense. For all years this relates to continuing activities.

Notes to the accounts—(Continued)

12 Amounts written off financial investments available for sale	2009 € m	2008 € m	2007 € m
Debt securities	20	24	—
Equity securities	4	5	1

	24	29	1

13 Profit on disposal of property

2009

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 2 million relating to continuing operations. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 13 properties were sold giving rise to a profit before tax of € 19 million (€ 15 million after tax) reported within continuing operations. For discontinued operations 2 properties were sold giving rise to a profit before tax of € 2 million (€ 2 million after tax). The leases qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable € 2 million per annum) are included in note 65 Commitments, operating lease rentals.

2008

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 6 million for continuing operations. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 2 properties were sold giving rise to a profit before tax of € 2 million (€ 1 million after tax). For discontinued operations 5 properties were sold giving rise to a profit before tax of € 4 million. The leases qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable € 0.3 million per annum) are included in note 65 Commitments, operating lease rentals.

2007

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 12 million for continuing operations. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 22 properties were sold giving rise to a profit before tax of € 64 million (€ 58 million after tax).The leases qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable € 3.6 million per annum) are included in note 65 Commitments, operating lease rentals.

14 Construction contract income	2009 € m	2008 € m	2007 € m
Construction revenue	1	17	101
Construction expense	—	(5)	(46)

	1	12	55

In 2005,AIB sold land at its Bankcentre headquarters to a syndicate of investors, the Serpentine Consortium.The consortium outsourced the construction of a new development on the above land to Blogram Limited, a subsidiary of Allied Irish Banks, p.l.c., on a fixed price contract basis. Practical completion of the building was achieved on 1 October 2007.Total consideration amounted to € 363 million and was paid in full by the Serpentine Consortium by 31 December 2007. As at 31 December 2009, 100% of construction profit had been recognised in the income statement (2008: 99.94%; 2007: 97.06%). Construction contract income net of tax amounted to € 1 million (2008: € 11 million; 2007: € 48 million).

Dohcar Limited, a subsidiary of Allied Irish Banks, p.l.c., contracted with the Serpentine Consortium to lease the property on completion at an initial rent of € 16.1 million per annum for a period of 31 years with a break clause at year 23. Future lease rental commitments in respect of this transaction have been reported in the accounts (see note 65).

The nature of this transaction, which included the sale of land, an agreement to construct a building and an agreement to lease the building represented a linked transaction and met the definition under IFRS of a sale and leaseback. The transaction, which takes the legal form of a lease, is deemed to be linked because the economic benefits of the overall transaction cannot be understood without reference to the series of transactions as a whole.

Because the significant income from the transaction arises from the construction contract, the income is recognised in accordance with IAS 11 ‘Construction Contracts’. Because the contract to construct the building is linked to the contract to sell the land, the profit recognition on the sale of the land is in line with profit recognition on the development project.

Notes to the accounts—(Continued)

15 Profit on disposal of businesses

2009

There were no disposals of businesses during the year ended 31 December 2009.

2008

In January 2008, an arrangement with First Data Corporation was finalised.This arrangement involved the disposal of the Group’s merchant acquiring businesses which comprised property, plant and equipment amounting to € 3 million and merchant contracts which are intangible assets and had not been recorded in the books.These assets were acquired by a group operating under the name AIB Merchant Services in which AIB Group holds a 49.9% share with First Data Corporation holding 50.1%.The transaction gave rise to a profit on disposal of € 68 million before tax for continuing operations (tax charge: Nil) and € 38 million before tax for discontinued operations (tax charge: Nil).

AIB is accounting for its interest in AIB Merchant Services as an associated undertaking and recognised € 6 million profit after tax for continuing operations and € 2 million profit after tax for discontinued operations in the income statement in the period from the date of the transaction to 31 December 2008.

2007

The profit on disposal of businesses in 2007 includes the final accrual of € 2 million (tax charge € 1 million) arising from the sale of the Govett business in 2003.

16 Auditor’s fees		2009 € m	2008 € m	2007 € m
Auditor’s fees (including VAT):
Audit work:	Statutory audit	3.3	3.8	3.9
	Audit related services	0.7	0.5	0.8
Non-audit work:	Taxation services	0.5	0.6	0.8
	Other consultancy	1.8	0.3	0.3
		2.3	0.9	1.1

		6.3	5.2	5.8

Audit related services include fees for assignments which are of an audit nature.These fees include assignments where the Auditor provides assurance to third parties.

In the year ended 31 December 2009, 2% (2008: 2%; 2007: 5%) of the total statutory audit fees and 37% (2008: 51%; 2007: 8%) of the audit related services fees were paid to overseas associates of the Auditor.

The Group policy on the provision of non-audit services to the bank and its subsidiary companies includes the prohibition on the provision of certain services and the pre-approval by the Audit Committee of the engagement of the Auditor for non-audit work.

The Audit Committee has reviewed the level of non-audit services fees and is satisfied that it has not affected the independence of the Auditor. It is Group policy to subject all large consultancy assignments to competitive tender.

Notes to the accounts—(Continued)

17 Income tax (income)/expense	2009 € m	2008 € m	2007 € m
Allied Irish Banks, p.l.c. and subsidiaries
Corporation tax in Republic of Ireland
Current tax on income for the period	(34)	79	203
Adjustments in respect of prior periods	(4)	(40)	(10)
	(38)	39	193
Double taxation relief	(2)	(16)	(25)

	(40)	23	168
Foreign tax
Current tax on income for the period	66	10	42
Adjustments in respect of prior periods	(11)	(3)	8
	55	7	50

	15	30	218
Deferred taxation
Origination and reversal of temporary differences	(366)	(9)	20
Adjustments in respect of prior periods	(7)	19	(13)
	(373)	10	7

Total income tax (income)/expense	(358)	40	225

Effective income tax rate	13.6%	8.3%	14.9%

Factors affecting the effective income tax rate

The effective income tax rate for 2009 is higher (2008 and 2007 lower) than the weighted average of the Group’s statutory corporation tax rates across its geographic locations. The differences are explained below.

	2009%	2008%	2007%
Weighted average corporation tax rate	9.6	14.7	15.4
Effects of:
Expenses not deductible for tax purposes	(0.7)	4.7	0.3
Exempted income, income at reduced rates and tax credits	6.0	(7.5)	(1.0)
Income taxed at higher rates	(0.2)	0.6	0.5
Net effect of differing tax rates overseas	(0.3)	1.5	0.4
Other differences	(1.5)	(0.2)	0.4
Tax on associated undertakings	(0.1)	0.1	(0.1)
Adjustments to tax charge in respect of previous periods	0.8	(5.6)	(1.0)

Effective income tax rate	13.6	8.3	14.9

18 Discontinued operations

On 30 March 2010, the Financial Regulator published details of the Prudential Capital Assessment Review (“PCAR”), its assessment of the forward-looking prudential capital requirements of certain Irish credit institutions, including AIB, that are covered by Government guarantee schemes to strengthen and increase their capital bases to help restore confidence in the Irish banking sector.

The PCAR concluded that in common with other Irish credit institutions, the target Equity Core Tier 1 Capital Ratio for AIB would be 7% and the target Core Tier 1 Capital Ratio would be 8%. In order to meet the target Equity Core Tier 1 Capital Ratio, the PCAR determined that AIB must generate the equivalent of € 7.4 billion of new equity capital by 31 December 2010.

On 30 March 2010, the Group announced that its investments in AIB Group (UK), BZWBK and M&T Bank Corporation were for sale. Subsequently, Bulgarian American Credit Bank AD was also included in the investments to be disposed of. These sales are expected to complete within twelve months of the date of classification as held for sale, with plans for their sale at an advanced stage. In line with policy for ‘disposal groups and non-current assets held for sale, and discontinued operations’, these are now shown as discontinued operations in the Group’s financial statements. Accordingly, the following changes to presentation has been made:

•

Discontinued operations are shown as a single line item in: the consolidated income statement, the consolidated statement of cash flows and the consolidated statement of comprehensive income, both for the current period and all comparative periods presented.

•

Since the disposal announcement was made subsequent to the period end, the consolidated statement of financial position and consolidated statement of changes in equity have not been represented. The cash flow impacts are set out in note 60.

Notes to the accounts—(Continued)

18 Discontinued operations (continued)

(Loss)/profit after taxation from discontinued operations	Notes		2009 € m	2008 € m	2007 € m
AIB Group (UK) p.l.c.	(A	)	(22)	132	365
BZWBK	(B	)	213	278	298
M&T Bank Corporation	(C	)	(156)	94	120
Bulgarian American Credit Bank AD	(D	)	(103)	(54)	—

Total			(68)	450	783

(A) - AIB Group (UK) p.l.c.	2009 € m	2008 € m	2007 € m
Net interest income	469	608	708
Dividend income	—	1	—
Net fee and commission income(1)	51	95	136
Net trading income/(loss)	40	(28)	25
Other operating income	6	6	—
Other income	97	74	161

Total operating income	566	682	869
Total operating expenses	213	306	343

Operating profit before provisions	353	376	526
Provisions for impairment of loans and receivables and other financial instruments	395	257	18

Operating (loss)/profit	(42)	119	508
Associated undertakings	3	2	—
Profit on disposal of property	2	2	—
Profit on disposal of business	—	38	—

(Loss)/profit before taxation from discontinued operations	(37)	161	508
Income tax (income)/expense from discontinued operations	(15)	29	143

(Loss)/profit after taxation from discontinued operations	(22)	132	365

The loss from discontinued operations of € 22 million (2008 profit of € 132 million; 2007: profit of € 365 million) is attributable to the owners of the parent.

(1)	Included within net fee and commission income is a charge of € 27 million (2008: € 5 million; 2007: Nil) in respect of the CIFS scheme.

Notes to the accounts—(Continued)

18 Discontinued operations (continued)

(B) - BZWBK	2009 € m	2008 € m	2007 € m
Net interest income	361	475	343
Dividend income	22	20	17
Net fee and commission income	309	389	409
Net trading income	51	13	14
Other operating income	10	28	6
Other income	392	450	446

Total operating income	753	925	789
Total operating expenses	376	474	417

Operating profit before provisions	377	451	372
Provisions for impairment of loans and receivables and other financial instruments	113	98	2
Provisions for liabilities and commitments	—	2	(1)

Operating profit	264	351	371
Associated undertakings	—	—	1
Profit on disposal of property	—	2	—

Profit before taxation from discontinued operations	264	353	372
Income tax expense from discontinued operations	51	75	74

Profit after taxation from discontinued operations	213	278	298

€ 154 million of the profit from discontinued operations of € 213 million (2008: € 208 million of the profit from discontinued operations of € 278 million; 2007: € 229 million of the profit from discontinued operations of € 298 million) is attributable to the owners of the parent.

(C) - M&T Bank Corporation	2009 € m	2008 € m	2007 € m
(Loss)/profit from discontinued operations
Share of profits from associated undertakings net of tax(1)	44	94	120
Impairment of associated undertakings	(200)	—	—

(Loss)/profit after taxation from discontinued operations	(156)	94	120

(1)	The tax charge amounted to € 16 million (2008: € 35 million; 2007 € 64 million).

The loss from discontinued operations of € 156 million (2008 profit of: € 94 million; 2007: profit of € 120 million) is attributable to the owners of the parent.

(D) - Bulgarian American Credit Bank AD	2009 € m	2008 € m
Loss from discontinued operations
Share of profits from associated undertakings net of tax(2)	5	3
Impairment of associated undertakings	(108)	(57)

Loss after taxation from discontinued operations	(103)	(54)

(2)	The tax charge amounted to € 1 million (2008: € 1 million).

The loss from discontinued operations of € 103 million (2008 loss of: € 54 million) is attributable to the owners of the parent.

19 Non-controlling interests in subsidiaries	2009 € m	2008 € m	2007 € m
The profit attributable to non-controlling interests is analysed as follows:
Continuing operations: other equity interest in subsidiaries (note 54)	20	48	48
Discontinued operations: ordinary share interest in subsidiaries	59	70	69

	79	118	117

A distribution of € 20 million was paid in June 2009 in conjunction with the redemption of € 801 million of the € 1 billion perpetual preferred securities (see notes 7 and 54).

Notes to the accounts—(Continued)

20 Earnings per share

The calculation of basic earnings per unit of € 0.32 ordinary share is based on the (loss)/profit attributable to ordinary shareholders divided by the weighted average ordinary shares in issue excluding treasury shares and own shares held.

The diluted earnings per share is based on the (loss)/profit attributable to ordinary shareholders divided by the weighted average ordinary shares in issue excluding treasury shares and own shares held adjusted for the effect of dilutive potential ordinary shares.

	2009 € m		Restated(1) 2008 € m		Restated(1) 2007 € m
(a) Basic
(Loss)/profit attributable to equity holders of the parent from continuing operations	(2,286)		392		1,238
Distributions to other equity holders	(44)		(38)		(38)
Gain on redemption of RCI and LPI recognised in equity (note 7)	538		—		—

(Loss)/profit attributable to ordinary shareholders from continuing operations	(1,792)		354		1,200

(Loss)/profit attributable to ordinary shareholders from discontinued operations	(127)		380		714

	Number of shares (millions)
Weighted average number of shares in issue during the period	880.6		879.9		876.7
Contingently issuable shares(2)	11.5		—		—

Weighted average number of shares	892.1		879.9		876.7

(Loss)/earnings per share from continuing operations - basic	EUR (200.9	c)	EUR 40.2	c	EUR 136.9	c

(Loss)/earnings per share from discontinued operations - basic	EUR (14.3	c)	EUR 43.2	c	EUR 81.4	c

(b) Diluted	2009 € m		Restated(1) 2008 € m		Restated(1) 2007 € m
(Loss)/profit attributable to ordinary shareholders from continuing operations (note 20(a))	(1,792)		354		1,200
Dilutive impact of potential ordinary shares in subsidiary and associated companies	—		(1)		(2)
(Loss)/profit attributable to ordinary shareholders from discontinued operations	(127)		380		714

	(1,919)		733		1,912

Adjusted (loss)/profit attributable to ordinary shareholders from continuing operations	(1,792)		354		1,200

Adjusted (loss)/profit attributable to ordinary shareholders from discontinued operations	(127)		379		712

	Number of shares (millions)
Weighted average number of shares in issue during the period	880.6		879.9		876.7
Dilutive effect of options and warrants outstanding(3)	—		0.2		5.2
Contingently issuable shares(2)	11.5		—		—

Potential weighted average number of shares	892.1		880.1		881.9

(Loss)/earnings per share from continuing operations - diluted	EUR (200.9	c)	EUR 40.2	c	EUR 136.1	c

(Loss)/earnings per share from discontinued operations - diluted	EUR (14.3	c)	EUR 43.1	c	EUR 80.7	c

(1)	Restated due to change in accounting policy for insurance contracts - see Accounting policies - Basis of preparation.
(2)	Contingently issuable shares are treated as outstanding from 14 December 2009, the date the ‘Dividend Stopper’ came into effect (see note 56 (vi)).

The shares relate to the number of shares (on a time apportioned basis) that would issue to the National Pension Reserve Fund Commission (“NPRFC”), if the coupon on the € 3.5 billion Preference Shares was not paid in cash.These contingently issuable shares were issued on 13 May 2010.

(3)	The incremental shares from assumed conversions of options and warrants are not included in calculating the diluted per share amounts because they are anti-dilutive.

Notes to the accounts—(Continued)

21 Adjusted earnings per share

Although not required under IFRS, adjusted earnings per share is presented to help readers understand the underlying performance of the Group.The adjustments in 2009, 2008 and 2007 are items that management believe do not reflect the underlying business performance.The adjustments listed below are shown net of taxation.

	Profit attributable			(Loss)/earnings per share
	2009 € m	Restated(1) 2008 € m	Restated(1) 2007 € m	2009 cent	Restated(1) 2008 cent	Restated(1) 2007 cent
(a) Basic (loss)/earnings per share from continuing operations
As reported (note 20(a))	(1,792)	354	1,200	(200.9)	40.2	136.9
Adjustments:
Construction contract income(2)	(1)	(11)	(48)	(0.1)	(1.2)	(5.5)
Hedge volatility(3)	4	(15)	(2)	0.4	(1.7)	(0.3)
Profit on disposal of property(4)	(15)	(1)	(58)	(1.7)	(0.2)	(6.6)
Profit on disposal of businesses	—	(68)	—	—	(7.7)	—
Gain on redemption of capital instruments (note 7)	(1,161)	—	—	(130.2)	—	—

	(2,965)	259	1,092	(332.5)	29.4	124.5

	Profit attributable			(Loss)/earnings per share
	2009 € m	Restated(1) 2008 € m	Restated(1) 2007 € m	2009 cent	Restated(1) 2008 cent	Restated(1) 2007 cent
(a) Basic (loss)/earnings per share from discontinued operations
As reported (note 20(a))	(127)	380	714	(14.3)	43.2	81.4
Adjustments:
Hedge volatility(3)	23	(11)	2	2.6	(1.3)	0.3
Profit on disposal of property(4)	(2)	—	—	(0.2)	—	—
Profit on disposal of businesses	—	(38)	—	—	(4.3)	—

	(106)	331	716	(11.9)	37.6	81.7

	Profit attributable			(Loss)/earnings per share
	2009 € m	Restated(1) 2008 € m	Restated(1) 2007 € m	2009 cent	Restated(1) 2008 cent	Restated(1) 2007 cent
(b) Diluted (loss)/earnings per share from continuing operations
As reported (note 20(b))	(1,792)	354	1,200	(200.9)	40.2	136.1
Adjustments:
Construction contract income(2)	(1)	(11)	(48)	(0.1)	(1.2)	(5.5)
Hedge volatility(3)	4	(15)	(2)	0.4	(1.7)	(0.3)
Profit on disposal of property(4)	(15)	(1)	(58)	(1.7)	(0.2)	(6.5)
Profit on disposal of businesses	—	(68)	—	—	(7.7)	—
Gain on redemption of capital instruments (note 7)	(1,161)	—	—	(130.2)	—	—

	(2,965)	259	1,092	(332.5)	29.4	123.8

Notes to the accounts—(Continued)

	Profit attributable			(Loss)/earnings per share
21 Adjusted earnings per share (continued)	2009 € m	Restated(1) 2008 € m	Restated(1) 2007 € m	2009 cent	Restated(1) 2008 cent	Restated(1) 2007 cent
(b) Diluted (loss)/earnings per share from discontinued operations
As reported (note 20(b))	(127)	379	712	(14.3)	43.1	80.7
Adjustments:
Hedge volatility(3)	23	(11)	2	2.6	(1.3)	0.3
Profit on disposal of property(4)	(2)	—	—	(0.2)	—	—
Profit on disposal of businesses	—	(38)	—	—	(4.3)	—

	(106)	330	714	(11.9)	37.5	81.0

(1)	Restated due to change in accounting policy for insurance contracts – see Accounting policies – Basis of preparation.
(2)	Construction contract income amounted to Nil (Nil after taxation) – see note 14.
(3)	Hedge volatility (hedge ineffectiveness and derivative volatility) is included in net trading income.
(4)

The adjustment in respect of profit on disposal of property of € 21 million (€ 15 million after taxation – continuing operations; € 2 million after taxation – discontinued operations) relates only to the profit on sale of properties that are subject to sale and leaseback arrangements and is included within profit on disposal of property in the condensed consolidated income statement – see note 13.

22 Distributions to other equity holders

Distributions to other equity holders are recognised in equity when declared by the Board of Directors. In 2009, the distribution on the € 500m Reserve Capital Instruments (“RCIs”) amounted to € 44 million (2008: € 38 million; 2007: € 38 million) including a coupon of € 6 million which was paid in June 2009 in conjunction with the redemption of € 258 million of the RCI (see notes 7 and 53).

	2009	2008	2007	2009	2008	2007
23 Distributions on equity shares	cent per € 0.32 share			€ m	€ m	€ m
Ordinary shares of € 0.32 each
Final dividend 2008 (2007; 2006)	—	51.2	46.5	—	451	407
Interim dividend 2009 (2008; 2007)	—	30.6	27.8	—	270	245

Total	—	81.8	74.3	—	721	652

No dividends were paid during 2009.

24 Financial assets and financial liabilities held for sale to NAMA

On 7 April 2009, the Minister for Finance announced the Government’s intention to establish a National Asset Management Agency (“NAMA”) and on 22 November 2009, the NAMA Act was enacted providing for the establishment of NAMA. The purposes of the NAMA Act include the restoration of stability to the banking system and the facilitation of restructuring of credit institutions of systemic importance to the Irish economy. The Government has acknowledged AIB’s systemic importance to the Irish economy in the context of the Credit Institutions (Financial Support) Scheme 2008 and by virtue of the € 3.5 billion investment in the Group by the NPRFC in 2009. The participation of AIB in the NAMA programme was approved by shareholders at an Extraordinary General Meeting held on 23 December 2009.

Allied Irish Banks, p.l.c. and each of its subsidiaries, was designated a participating institution under the Act on 12 February 2010. BZWBK and its subsidiaries was excluded from the designation. Based on Government statements, eligible asset regulations and its on-going interaction with NAMA, the Group estimates that NAMA may acquire from AIB land and development loans and certain associated loans with a gross value of up to approximately € 23.2 billion (i.e. before taking account of € 4.2 billion of loan loss provisions) together with related derivatives and accrued interest of € 0.2 billion.

The consideration for the NAMA assets acquired from AIB will comprise the issue to AIB of NAMA bonds and subordinated NAMA bonds equal in nominal value to the purchase price of the NAMA Assets.

Notes to the accounts—(Continued)

24 Financial assets and financial liabilities held for sale to NAMA (continued)

The table below provides an analysis of the assets and liabilities that may transfer to NAMA by original statement of financial position classification.

	Group		Allied Irish Banks, p.l.c.
	Assets	Liabilities	Assets	Liabilities
	2009 € m	2009 € m	2009 € m	2009 € m
Loans and receivables held for sale to NAMA(1)	19,030	—	15,827	—
Derivative financial instruments held for sale to NAMA	125	3	125	3
Accrued income held for sale to NAMA	57	—	39	—

	19,212	3	15,991	3

(1)	Net of provisions of € 4,165 million (Allied Irish Banks, p.l.c.; € 3,930 million).

The unwind of the discount on the carrying amount of impaired loans amounted to € 92 million and is included in the carrying value of loans and receivables held for sale to NAMA.This has been credited to interest income.

Loans and receivables held for sale to NAMA by geographic location and industry sector

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	24	1	—	—	—	25
Energy	64	4	—	—	—	68
Manufacturing	37	16	—	—	—	53
Construction and property	18,055	3,523	—	29	—	21,607
Distribution	602	85	—	—	—	687
Transport	19	—	—	—	—	19
Financial	16	20	—	—	—	36
Other services	200	57	—	—	—	257
Personal
- Home mortgages	138	6	—	—	—	144
- Other	289	10	—	—	—	299

	19,444	3,722	—	29	—	23,195
Provisions (note 30)	(3,933)	(232)	—	—	—	(4,165)

Total	15,511	3,490	—	29	—	19,030

Construction and property loans held for sale to NAMA by division

	2009
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Total € m
Investment
Commercial investment	3,687	323	661	—	4,671
Residential investment	816	—	122	—	938
	4,503	323	783	—	5,609
Development
Commercial development	4,840	45	411	—	5,296
Residential development	8,716	77	1,849	—	10,642
	13,556	122	2,260	—	15,938
Contractors	38	—	22	—	60

Total	18,097	445	3,065	—	21,607

Notes to the accounts—(Continued)

24 Financial assets and financial liabilities held for sale to NAMA (continued)

Loans for property investment comprises of loans for investment in commercial, retail office and residential property (the majority of these loans are underpinned by cash flows from lessees as well as the investment property collateral). Commercial investment by its nature has a strong element of tenant risk.

The commercial investment exposure of € 3,687 million in AIB Bank RoI is spread across the following property types: retail 35%; office 36%; industrial 5%; and mixed 24%.The € 323 million in Capital Markets predominantly relates to offices.

Aged analysis of contractually past due but not impaired facilities held for sale to NAMA

	2009
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	—	1	—	1	2
Energy	—	2	—	—	2
Construction and property	1,032	284	164	269	1,749
Distribution	12	9	—	9	30
Financial	13	—	—	1	14
Other services	8	1	—	8	17
Personal
- Home mortgages	4	2	1	2	9
- Other	19	10	3	13	45

	1,088	309	168	303	1,868

As a percentage of total loans(1)	4.7%	1.3%	0.7%	1.3%	8.1%

(1)	Total loans relate to loans and receivables held for sale to NAMA and are gross of provisions and unearned income.

Impaired loans held for sale to NAMA by geographic location and industry sector

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	15	—	—	—	—	15
Energy	23	—	—	—	—	23
Manufacturing	10	—	—	—	—	10
Construction and property	9,684	833	—	—	—	10,517
Distribution	228	—	—	—	—	228
Financial	1	3	—	—	—	4
Other services	33	6	—	—	—	39
Personal
- Home mortgages	17	—	—	—	—	17
- Other	103	1	—	—	—	104

	10,114	843	—	—	—	10,957

Further information in relation to loans and receivables held for sale to NAMA is available in notes 30, 34 and 72.

Notes to the accounts—(Continued)

24 Financial assets and financial liabilities held for sale to NAMA (continued)

The following table shows the notional principal amounts and the fair values of derivative financial instruments held for sale to

NAMA as at 31 December 2009.

	Group			Allied Irish Banks, p.l.c.
		Fair values			Fair values
Derivative financial instruments held for sale to NAMA	Notional principal amount € m	Assets € m	Liabilities € m	Notional principal amount € m	Assets € m	Liabilities € m
Interest rate derivatives - over the counter (OTC)
Interest rate swaps	2,720	125	(3)	2,720	125	(3)

Interest rate contracts total	2,720	125	(3)	2,720	125	(3)

Total derivative financial instruments held for sale to NAMA	2,720	125	(3)	2,720	125	(3)

25 Disposal group and assets classified as held for sale

At 31 December 2009, the Group has classified certain assets as held for sale other than those held for sale to NAMA. These assets comprise property, motor vehicles, and equipment and have been measured at the lower of carrying amount and fair value less costs to sell in accordance with the accounting policy for such assets. Assets held for sale total € 50 million and comprise certain of the Group’s branches amounting to € 40 million and repossessed assets of € 10 million.

At 31 December 2009 € 40 million (31 December 2008: € 8 million) of the Group’s branches held for sale are being sold as part of the sale and leaseback programme which began in 2006. Repossessed assets relate to defaulted loans where the Group has taken possession of the underlying security and consists of commercial and residential properties, motor vehicles and equipment.

In November 2007, AIB announced an agreement to form a merchant acquiring joint venture with First Data Corporation. The assets and liabilities of the merchant acquiring business were classified as held for sale at 31 December 2007. All elements of the transaction were completed by 4 February 2008.

	Group			Allied Irish Banks, p.l.c.
26 Trading portfolio financial assets	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Loans and receivables to customers	—	—	27	—	—	27
Debt securities:
Government securities	245	348	144	102	141	97
Bank eurobonds	9	13	4,259	9	13	4,259
Collateralised mortgage obligations	—	—	3,031	—	—	3,031
Other debt securities	5	7	661	5	7	661
	259	368	8,095	116	161	8,048
Equity securities	37	33	134	4	10	61

	296	401	8,256	120	171	8,136

	Group			Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Of which listed:
Debt securities	259	368	8,095	116	161	8,048
Equity securities	29	23	104	4	10	58
Of which unlisted:
Loans and receivables to customers	—	—	27	—	—	27
Equity securities	8	10	30	—	—	3

	296	401	8,256	120	171	8,136

During 2008, trading portfolio financial assets reclassified to financial investments available for sale, in accordance with the amended IAS 39 ‘Financial Instruments: Recognition and Measurement’, amounted to € 6,104 million. The fair value of reclassified assets at 31 December 2009 was € 4,104 million (2008:€ 5,674 million).

Notes to the accounts—(Continued)

26 Trading portfolio financial assets (continued)

As of the reclassification date, effective interest rates on reclassified trading portfolio financial assets ranged from 4% to 10% with expected gross recoverable cash flows of € 7,105 million. If the reclassification had not been made, the Group’s income statement for the year ended 31 December 2009 would have included unrealised fair value gains on reclassified trading portfolio financial assets of € 5 million of which € 5 million relates to continuing operations (2008: losses € 236 million of which € 236 million relates to continuing operations).

After reclassification, the reclassified assets contributed the following amounts to the income statement:

	2009 € m	2008 € m
Interest on financial investments available for sale	148	161
Amounts written off financial investments available for sale	(12)	(3)

Up to the date of reclassification, in 2008 € 55 million of unrealised losses on the reclassified trading portfolio financial assets were recognised in the income statement (year ended December 2007: € 111 million).

27 Derivative financial instruments

Derivatives are used to service customer requirements, to manage the Group’s interest rate, exchange rate, equity and credit exposures and for trading purposes. Derivative instruments are contractual agreements whose value is derived from price movements in underlying assets, interest rates, foreign exchange rates or indices. The majority of the Group’s derivative activities are undertaken at the parent company level and the discussion below applies equally to the parent company and Group.

These instruments involve, to varying degrees, elements of market risk and credit risk which are not reflected in the consolidated balance sheet. Market risk is the exposure to potential loss through holding interest rate, exchange rate and equity positions in the face of absolute and relative price movements, interest rate volatility, movements in exchange rates and shifts in liquidity. Credit risk is the exposure to loss should the counterparty to a financial instrument fail to perform in accordance with the terms of the contract.

While notional principal amounts are used to express the volume of derivative transactions, the amounts subject to credit risk are much lower because derivative contracts typically involve payments based on the net differences between specified prices or rates.

Credit risk in derivatives contracts is the risk that the Group’s counterparty in the contract defaults prior to maturity at a time when the Group has a claim on the counterparty under the contract (i.e. contracts with a positive fair value). The Group would then have to replace the contract at the current market rate, which may result in a loss. For risk management purposes, consideration is taken of the fact that not all counterparties to derivative positions are expected to default at the point where the Group is most exposed to them.

The following tables present the notional principal amount together with the positive fair value of interest rate, exchange rate, equity and credit derivative contracts for 2009, 2008 and 2007.

	Group			Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Interest rate contracts(1)
Notional principal amount	164,613	221,617	233,463	187,088	221,556	215,888
Positive fair value	5,627	6,026	3,789	5,074	5,548	3,444

Exchange rate contracts(1)
Notional principal amouns	25,877	34,297	28,977	24,640	30,548	23,947
Positive fair value	303	1,215	380	262	1,018	207

Equity contracts(1)
Notional principal amount	3,853	4,254	6,955	3,853	4,075	6,698
Positive fair value	141	86	387	129	87	387

Credit derivatives(1)
Notional principal amount	870	937	1,117	870	937	1,117
Positive fair value	—	1	1	—	1	1

Total
Notional principal amount	195,263	261,105	270,512	216,451	257,116	247,650

Positive fair value(2)	6,071	7,328	4,557	5,465	6,654	4,039

(1)	Interest rate, exchange rate and credit derivative contracts are entered into for both hedging and trading purposes. Equity contracts are entered into for trading purposes only.
(2)	81% of fair value relates to exposures to banks (2008: 80%; 2007: 87%).

Notes to the accounts—(Continued)

27 Derivative financial instruments (continued)

The Group uses the same credit control and risk management policies in undertaking all off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, derivative instruments are subject to market risk policy and control framework as described in the Risk Management section.

The following table analyses the notional principal amount and positive fair value of interest rate, exchange rate, equity contracts and credit derivatives by maturity.

	Residual maturity
Group	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m
2009
Notional principal amount	99,191	71,293	24,779	195,263
Positive fair value	2,412	2,081	1,578	6,071

2008
Notional principal amount	124,627	102,122	34,356	261,105
Positive fair value	3,653	2,378	1,297	7,328

2007
Notional principal amount	150,224	89,460	30,828	270,512
Positive fair value	3,051	918	588	4,557

	Residual maturity
Allied Irish Banks, p.l.c.	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m
2009
Notional principal amount	96,324	71,570	48,557	216,451
Positive fair value	1,994	1,903	1,568	5,465

2008
Notional principal amount	94,079	105,318	57,719	257,116
Positive fair value	2,915	2,346	1,393	6,654

2007
Notional principal amount	120,091	93,449	34,110	247,650
Positive fair value	2,396	975	668	4,039

AIB Group has the following concentration of exposures in respect of notional principal amount and positive fair value of all interest rate, exchange rate, equity and credit derivative contracts. The concentrations are based primarily on the location of the office recording the transaction.

	Notional principal amount			Positive fair value
Group	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Republic of Ireland	173,036	206,246	201,701	4,743	5,786	3,858
United Kingdom	8,950	12,469	24,817	449	760	414
Poland	9,048	37,453	39,413	773	546	235
United States of America	4,151	4,881	4,581	95	216	50
Rest of World	78	56	—	11	20	—

	195,263	261,105	270,512	6,071	7,328	4,557

	Notional principal amount			Positive fair value
Allied Irish Banks, p.l.c.	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Republic of Ireland	206,132	242,337	215,329	5,090	5,889	3,598
United Kingdom	6,090	9,842	27,740	269	529	391
United States of America	4,151	4,881	4,581	95	216	50
Rest of World	78	56	—	11	20	—

	216,451	257,116	247,650	5,465	6,654	4,039

Notes to the accounts—(Continued)

27 Derivative financial instruments (continued)

Trading activities

The Group maintains trading positions in a variety of financial instruments including derivatives. These derivative financial instruments include interest rate, foreign exchange, equity and credit derivatives. Most of these positions arise as a result of activity generated by corporate customers while the remainder represent trading decisions of the Group’s derivative and foreign exchange traders with a view to generating incremental income.

All trading activity is conducted within risk limits approved by the Board. Systems are in place which measure risks and profitability associated with derivative trading positions as market movements occur. Independent risk control units monitor these risks.

The risk that counterparties to derivative contracts might default on their obligations is monitored on an ongoing basis and the level of credit risk is minimised by dealing with counterparties of good credit standing and by the use of Credit Support Annexes and ISDA Master Netting Agreements. All trading instruments are subject to market risk. As the traded instruments are recognised at market value, these changes directly affect reported income for the period. Exposure to market risk is managed in accordance with risk limits approved by the Board through buying or selling instruments or entering into offsetting positions.

The Group undertakes trading activities in interest rate contracts with the Group being a party to interest rate swap, forward, future, option, cap and floor contracts. The Group’s largest activity is in interest rate swaps. The two parties to an interest rate swap agree to exchange, at agreed intervals, payment streams calculated on a specified notional principal amount. Forward rate agreements are also used by the Group in its trading activities. Forward rate agreements settle in cash at a specified future date based on the difference between agreed market rates applied to a notional principal amount.

Risk management activities

In addition to meeting customer needs, the Group’s principal objective in holding or issuing derivatives for purposes other than trading is the management of interest rate and foreign exchange rate risks.

The operations of the Group are exposed to interest rate risk arising from the fact that assets and liabilities mature or reprice at different times or in differing amounts. Derivatives are used to modify the repricing or maturity characteristics of assets and liabilities in a cost-efficient manner. This flexibility helps the Group to achieve liquidity and risk management objectives. Similarly, foreign exchange derivatives can be used to hedge the Group’s exposure to foreign exchange risk.

Derivative prices fluctuate in value as the underlying interest rate or foreign exchange rates change. If the derivatives are purchased or sold as hedges of balance sheet items, the appreciation or depreciation of the derivatives will generally be offset by the unrealised depreciation or appreciation of the hedged items.

To achieve its risk management objective, the Group uses a combination of derivative financial instruments, particularly interest rate swaps, forward rate agreements, futures, options and currency swaps, as well as other contracts. The notional principal and fair value amounts, weighted average maturity and weighted average receive and pay rates for instruments held for risk management purposes entered into by the Group at 31 December 2009, 2008 and 2007, are presented within this note.

Notes to the accounts—(Continued)

27 Derivative financial instruments (continued)

The following table shows the notional principal amounts and the fair values of derivative financial instruments analysed by product and purpose as at 31 December 2009, 31 December 2008 and 31 December 2007.

	2009			2008			2007
	Notional Principal amount	Fair values		Notional Principal amount	Fair values
		Assets	Liabilities		Assets	Liabilities	Notional Principal amount	Fair values Assets Liabilities
Group	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Derivatives held for trading
Interest rate derivatives - over the counter (OTC)
Interest rate swaps	80,774	1,825	(1,889)	124,241	2,865	(2,605)	123,300	1,501	(1,373)
Cross-currency interest rate swaps(1)	2,372	2,399	(2,425)	2,223	1,345	(1,424)	2,878	1,651	(1,613)
Forward rate agreements	7,542	5	(7)	31,684	94	(91)	32,917	18	(21)
Interest rate options	3,244	34	(31)	4,679	41	(31)	5,016	14	(15)
Total OTC interest rate contracts	93,932	4,263	(4,352)	162,827	4,345	(4,151)	164,111	3,184	(3,022)
Interest rate derivatives - exchange traded Interest rate futures	6,504	—	—	1,187	—	(1)	1,318	3	(1)

Interest rate contracts total	100,436	4,263	(4,352)	164,014	4,345	(4,152)	165,429	3,187	(3,023)

Foreign exchange derivatives - (OTC)
Currency forwards	—	—	—	—	—	—	374	17	(9)
Currency swaps	21,326	211	(228)	19,145	842	(1,006)	22,824	311	(360)
Currency options bought & sold	1,613	19	(17)	3,431	164	(119)	5,779	53	(57)

Foreign exchange derivatives total	22,939	230	(245)	22,576	1,006	(1,125)	28,977	381	(426)

Equity derivatives (OTC)
Equity index options	3,853	141	(136)	4,254	86	(82)	6,955	387	(387)

Equity index contracts total	3,853	141	(136)	4,254	86	(82)	6,955	387	(387)

Credit derivatives (OTC)
Credit derivatives	815	—	(127)	937	1	(84)	1,117	1	(40)

Credit derivatives contracts total	815	—	(127)	937	1	(84)	1,117	1	(40)

Total trading contracts	128,043	4,634	(4,860)	191,781	5,438	(5,443)	202,478	3,956	(3,876)

Derivatives designated as fair value hedges (OTC)
Interest rate swaps	19,501	526	(393)	22,804	787	(369)	42,601	482	(107)
Derivatives designated as cash flow hedges (OTC)
Interest rate swaps	44,726	838	(263)	34,799	894	(217)	25,433	119	(159)
Currency swaps	2,938	73	—	11,721	209	(439)	—	—	—
Credit default swaps	55	—	(4)	—	—	—	—	—	—

Total hedging contracts	67,220	1,437	(660)	69,324	1,890	(1,025)	68,034	601	(266)

Total derivative financial instruments	195,263	6,071	(5,520)	261,105	7,328	(6,468)	270,512	4,557	(4,142)

(1)	Cross currency interest rate swaps have an exchange of nominals on settlement. Such nominals are therefore shown gross on the statement of financial position.

Notes to the accounts—(Continued)

27 Derivative financial instruments (continued)

The following table shows the notional principal amounts and the fair values of derivative financial instruments analysed by product and purpose as at 31 December 2009, 31 December 2008 and 31 December 2007.

	2009			2008			2007
	Notional Principal amount	Fair values		Notional Principal amount	Fair values
		Assets	Liabilities		Assets	Liabilities	Notional Principal amount	Fair values Assets Liabilities
Allied Irish Banks, p.l.c.	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Derivatives held for trading
Interest rate derivatives - over the counter (OTC)
Interest rate swaps	75,807	1,701	(1,752)	128,684	2,696	(2,346)	121,314	1,589	(1,330)
Cross-currency interest rate swaps(1)	2,011	1,797	(1,791)	1,924	959	(974)	2,435	1,244	(1,243)
Forward rate agreements	5,312	3	(4)	11,235	36	(35)	17,496	10	(15)
Interest rate options	4,087	32	(31)	4,915	40	(33)	5,611	15	(16)
Total OTC interest rate contracts	87,217	3,533	(3,578)	146,758	3,731	(3,388)	146,856	2,858	(2,604)
Interest rate derivatives - exchange traded
Interest rate futures	6,504	—	—	1,187	—	(1)	1,318	3	(1)

Interest rate contracts total	93,721	3,533	(3,578)	147,945	3,731	(3,389)	148,174	2,861	(2,605)

Foreign exchange derivatives - (OTC)
Currency swaps	20,093	168	(221)	15,337	641	(692)	18,170	155	(189)
Currency options bought & sold	1,609	21	(19)	3,491	168	(119)	5,777	51	(56)

Foreign exchange derivatives total	21,702	189	(240)	18,828	809	(811)	23,947	206	(245)

Equity derivatives (OTC)
Equity index options	3,853	129	(124)	4,075	87	(82)	6,699	387	(358)

Equity index contracts total	3,853	129	(124)	4,075	87	(82)	6,699	387	(358)

Credit derivatives (OTC)
Credit derivatives	815	—	(127)	937	1	(84)	1,117	1	(40)

Credit derivatives contracts total	815	—	(127)	937	1	(84)	1,117	1	(40)

Total trading contracts	120,091	3,851	(4,069)	171,785	4,628	(4,366)	179,937	3,455	(3,248)

Derivatives designated as fair value hedges (OTC)
Interest rate swaps	35,564	124	(391)	40,254	1,175	(813)	42,280	485	(105)
Derivatives designated as cash flow hedges (OTC)
Interest rate swaps	57,803	1,417	(640)	33,356	642	(208)	25,433	99	(159)
Currency swaps	2,938	73	—	11,721	209	(439)	—	—	—
Credit default swaps	55	—	(4)	—	—	—	—	—	—

Total hedging contracts	96,360	1,614	(1,035)	85,331	2,026	(1,460)	67,713	584	(264)

Total derivative financial instruments	216,451	5,465	(5,104)	257,116	6,654	(5,826)	247,650	4,039	(3,512)

(1)	Cross currency interest rate swaps have an exchange of nominals on settlement. Such nominals are therefore shown gross on the statement of financial position.

Notes to the accounts—(Continued)

27 Derivative financial instruments (continued)

This table presents the notional principal and fair value amounts, weighted average maturity and weighted average receive and pay rates for interest rate derivatives held for risk management purposes entered into by the Group for 2009 and 2008.

	Notional		Weighted average maturity		Weighted average rate				Estimated
	principal amount		in years		Receive		Pay		fair value(1)
Group	2009 € m	2008 € m	2009	2008	2009%	2008%	2009%	2008%	2009 € m	2008 € m

Interest rate derivatives designated as fair value hedges
Interest rate swaps:
Pay fixed
1 year or less	1,112	4,688	0.42	0.21	0.83	2.68	1.97	2.93	(14)	(18)
1 – 5 years	4,082	1,910	2.58	2.76	1.44	4.10	3.96	4.29	(200)	(89)
Over 5 years	1,862	561	10.37	8.38	1.80	3.77	5.20	5.69	(118)	(46)

	7,056	7,159	4.30	1.53	1.44	3.15	3.98	3.51	(332)	(153)

Receive fixed
1 year or less	5,045	6,114	0.38	0.31	3.23	3.52	1.44	2.36	121	149
1 – 5 years	1,420	3,366	3.29	2.22	3.81	3.80	0.58	2.80	110	181
Over 5 years	2,018	1,861	8.97	10.44	4.58	4.69	0.60	2.67	260	219

	8,483	11,341	2.91	2.53	3.65	3.79	1.10	2.54	491	549

Pay/receive floating
1 year or less	1,500	907	0.50	0.65	0.72	4.54	0.49	3.73	3	9
1 – 5 years	2,144	3,087	1.95	2.54	0.70	4.03	0.52	2.94	9	34
Over 5 years	318	310	9.00	10.50	1.47	5.78	2.46	2.44	(38)	(21)

	3,962	4,304	1.97	2.71	0.77	4.26	0.67	3.07	(26)	22

Interest rate derivatives designated as cash flows hedges
Interest rate swaps:
Pay fixed
1 year or less	1,462	1,377	0.52	0.51	0.98	3.87	3.05	3.56	(24)	(11)
1 – 5 years	3,452	3,764	2.62	2.71	0.85	3.98	3.57	4.13	(121)	(116)
Over 5 years	1,017	1,250	8.78	9.39	0.92	4.23	4.41	4.56	(106)	(87)

	5,931	6,391	3.16	3.54	0.89	4.01	3.59	4.09	(251)	(214)

Receive fixed
1 year or less	19,196	4,089	0.45	0.39	1.71	3.27	0.92	3.62	160	31
1 – 5 years	8,321	11,833	2.88	2.61	4.28	4.07	1.25	3.65	436	478
Over 5 years	2,278	3,486	9.09	7.08	10.26	5.68	6.37	4.31	208	335

	29,795	19,408	1.79	2.94	3.08	4.19	1.43	3.76	804	844

Pay/receive floating
1 year or less	—	—	—	—	—	—	—	—	—	—
1 – 5 years	9,000	9,000	2.67	3.67	0.72	4.26	0.64	3.20	22	47
Over 5 years	—	—	—	—	—	—	—	—	—	—

	9,000	9,000	2.67	3.67	0.72	4.26	0.64	3.20	22	47

(1)	Including accrual.

Notes to the accounts—(Continued)

27 Derivative financial instruments (continued)

	Notional principal amount		Weighted average maturity in years		Weighted average rate				Estimated fair value(1)
					Receive		Pay
Allied Irish Banks, p.l.c.	2009 € m	2008 € m	2009	2008	2009%	2008%	2009%	2008%	2009 € m	2008 € m

Interest rate derivatives designated as fair value hedges
Interest rate swaps:
Pay fixed
1 year or less	1,057	5,191	0.42	0.17	0.66	2.78	1.85	3.21	(13)	(25)
1 – 5 years	4,013	1,823	2.57	2.72	1.42	3.95	3.96	4.25	(200)	(86)
Over 5 years	1,856	760	10.38	11.71	1.79	4.06	5.19	5.09	(118)	(85)

	6,926	7,774	4.33	1.90	1.40	3.18	3.97	3.64	(331)	(196)

Receive fixed
1 year or less	3,045	5,342	0.58	0.32	2.89	3.98	2.08	2.66	47	133
1 – 5 years	420	366	3.21	2.69	3.94	4.25	0.73	3.53	30	21
Over 5 years	278	2,233	17.64	12.09	2.68	5.99	0.57	4.17	9	373

	3,743	7,941	2.14	3.74	3.01	4.56	1.82	2.86	86	527

Pay/receive floating
1 year or less	1,500	907	0.50	0.65	0.72	4.54	0.49	3.73	3	9
1 – 5 years	2,144	3,087	1.95	2.54	0.70	4.03	0.52	2.94	9	34
Over 5 years	21,251	20,545	31.74	32.47	2.14	3.69	2.37	3.65	(34)	(12)

	24,895	24,539	27.29	27.53	1.93	3.77	2.10	3.56	(22)	31

Interest rate derivatives designated as cash flows hedges
Interest rate swaps:
Pay fixed
1 year or less	3,622	1,377	0.28	0.51	0.53	3.87	3.51	3.26	(33)	(11)
1 – 5 years	5,010	3,572	2.71	2.68	0.67	3.84	3.70	4.06	(207)	(109)
Over 5 years	3,682	1,238	9.44	9.41	0.71	4.21	4.78	4.55	(389)	(85)

	12,314	6,187	4.01	3.54	0.64	3.92	3.97	3.98	(629)	(205)

Receive fixed
1 year or less	21,376	4,830	0.42	0.43	1.90	3.23	0.88	2.46	236	38
1 – 5 years	9,330	11,375	2.93	2.61	4.22	4.03	1.17	3.27	517	453
Over 5 years	5,750	1,964	9.29	6.21	7.04	4.83	2.99	3.97	631	101

	36,456	18,169	2.46	2.42	3.40	3.91	1.31	3.13	1,384	592

Pay/receive floating
1 year or less	—	—	—	—	—	—	—	—	—	—
1 – 5 years	9,000	9,000	2.67	3.67	0.72	4.26	0.64	3.20	21	47
Over 5 years	33	—	6.62	—	0.89	—	0.53	—	1	—

	9,033	9,000	2.68	3.67	0.72	4.26	0.64	3.20	22	47

(1)	Including accrual.

Notes to the accounts—(Continued)

27 Derivative financial instruments (continued)

This table presents the notional principal and fair value amounts, weighted average maturity and weighted average receive and pay rates for instruments held for risk management purposes entered into by the Group for 2007.

	Notional principal amount	Weighted average maturity in years 2007	Weighted average rate		Estimated fair value(1) 2007 € m
			Receive	Pay
Group	2007 € m		2007%	2007%
Interest rate derivatives designated as fair value hedges
Interest rate swaps:
Pay fixed
1 year or less	456	0.43	4.85	4.35	(5)
1 – 5 years	1,046	2.77	5.00	4.63	(14)
Over 5 years	258	8.07	5.30	6.62	—

	1,760	2.94	5.01	4.85	(19)

Receive fixed
1 year or less	28,308	0.24	5.06	5.09	279
1 – 5 years	4,810	1.72	3.80	4.27	87
Over 5 years	2,796	9.04	4.36	3.80	15

	35,914	1.12	4.84	4.88	381

Pay/receive floating
1 year or less	1,250	0.76	4.75	4.51	—
1 – 5 years	3,677	3.41	5.27	5.67	13
Over 5 years	—	—	—	—	—

	4,927	2.74	5.14	5.37	13

Interest rate derivatives designated as cash flows hedges
Interest rate swaps:
Pay fixed
1 year or less	924	0.67	4.70	3.21	8
1 – 5 years	3,379	2.76	4.69	3.88	31
Over 5 years	428	7.13	4.61	4.17	6

	4,731	2.75	4.69	3.77	45

Receive fixed
1 year or less	3,851	0.54	4.13	4.91	16
1 – 5 years	12,189	2.77	4.13	4.95	(36)
Over 5 years	4,662	6.73	4.85	5.75	(65)

	20,702	3.25	4.29	5.13	(85)

(1)	Including accrual.

Notes to the accounts—(Continued)

27 Derivative financial instruments (continued)

	Notional principal amount	Weighted average maturity			Estimated fair value(1)
			Weighted average rate
			Receive	Pay
Allied Irish Banks, p.l.c.	2007 € m	in years 2007	2007%	2007%	2007 € m
Interest rate derivatives designated as fair value hedges
Interest rate swaps:
Pay fixed
1 year or less	449	0.44	4.93	4.36	(11)
1 – 5 years	900	2.88	5.02	4.60	(15)
Over 5 years	153	14.84	5.78	5.10	(1)

	1,502	3.37	5.07	4.58	(27)

Receive fixed
1 year or less	28,245	0.24	5.11	5.12	272
1 – 5 years	4,810	1.72	3.80	4.27	87
Over 5 years	2,796	10.30	4.74	4.79	35

	35,851	1.22	4.91	4.98	394

Pay/receive floating
1 year or less	1,250	0.76	4.75	4.51	—
1 – 5 years	3,677	3.41	5.27	5.67	13
Over 5 years	—	—	—	—	—

	4,927	2.74	5.14	5.37	13

Interest rate derivatives designated as cash flows hedges
Interest rate swaps:
Pay fixed
1 year or less	924	0.67	4.70	3.21	8
1 – 5 years	3,379	2.76	4.71	3.91	31
Over 5 years	428	7.13	4.61	4.17	6

	4,731	2.75	4.70	3.79	45

Receive fixed
1 year or less	3,851	0.51	4.03	4.79	16
1 – 5 years	12,189	2.76	4.08	4.89	(36)
Over 5 years	4,662	6.35	4.60	5.24	(85)

	20,702	3.15	4.18	4.95	(105)

(1)	Including accrual.

Notes to the accounts—(Continued)

27 Derivative financial instruments (continued)

Cash flow hedges

The cash flows are expected to occur in the following periods:

Group	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
2009
Forecast receivable cash flows	280	460	1,052	877	2,669
Forecast payable cash flows	39	89	224	343	695

2008
Forecast receivable cash flows	715	642	1,097	212	2,666
Forecast payable cash flows	206	159	262	236	863

Allied Irish Banks, p.l.c.	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
2009
Forecast receivable cash flows	299	478	1,098	940	2,815
Forecast payable cash flows	58	103	253	393	807

2008
Forecast receivable cash flows	673	587	954	74	2,288
Forecast payable cash flows	215	167	276	237	895

The cash flows are expected to impact the income statement in the following periods:

Group	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
2009
Forecast receivable cash flows	319	479	1,057	877	2,732
Forecast payable cash flows	39	89	224	343	695

2008
Forecast receivable cash flows	738	652	1,102	212	2,704
Forecast payable cash flows	206	159	262	236	863

Allied Irish Banks, p.l.c.	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
2009
Forecast receivable cash flows	338	497	1,104	940	2,879
Forecast payable cash flows	58	103	253	393	807

2008
Forecast receivable cash flows	696	598	959	73	2,326
Forecast payable cash flows	215	167	276	237	895

For AIB Group, the ineffectiveness reflected in the income statement that arose from cash flow hedges is a credit of € 26 million, a credit of € 27 million in continuing operations, offset by a debit of € 1 million in discontinued operations (2008: a credit of € 8 million; 2007: a charge of € 13 million both of which are in continuing operations).

Notes to the accounts—(Continued)

27 Derivative financial instruments (continued)

The pay fixed cash flow hedges are used to hedge the cash flows on variable rate liabilities, primarily floating rate notes. The receive fixed cash flow hedges are used to hedge the cash flows on variable rate assets, primarily the variable rate loan portfolio.

The total amount recognised in other comprehensive income during the period in respect of cash flow hedges was a charge of € 62 million, including a credit of € 1 million recognised within recognised gains in associated undertakings. In 2008 there was a credit of € 771 million to other comprehensive income in respect of cash flow hedges.

Fair value hedges

The fair value hedges are entered into to hedge the exposure to changes in the fair value of recognised assets or liabilities arising from changes in interest rates, primarily available for sale securities and fixed rate liabilities. The fair values of financial instruments are set out in note 57. The net mark to market on fair value hedging derivatives, excluding accrual, is € 71 million (2008: positive € 205 million; 2007: negative € 87 million) and the net mark to market on the related hedged items is € 88 million (2008: negative € 175 million; 2007: positive € 75 million).

Netting financial assets and financial liabilities

Derivative financial instruments are shown on the balance sheet at their fair value, those with a positive fair value are reported as assets and those with a negative fair value are reported as liabilities.

The Group has a number of ISDA Master Agreements (netting agreements) in place which may allow it to net the termination values of derivative contracts upon the occurrence of an event of default with respect to its counterparties. The enforcement of netting agreements would potentially reduce the balance sheet carrying amount of derivative assets and liabilities by € 3,750 million (2008: € 4,079 million). The Group has Credit Support Annexes (“CSAs”) in place which provide collateral for derivative contracts. At 31 December 2009, the value of these CSAs were € 657 million for derivative financial assets (2008: € 467 million) and € 631 million for derivative financial liabilities (2008: € 500 million). Additionally the Group has agreements in place which may allow it to net the termination values of cross currency swaps upon the occurence of an event of default. The enforcement of these netting agreements would potentially further reduce the carrying amount of derivative assets and liabilities by € 593 million (2008: € 521 million).

	Group			Allied Irish Banks, p.l.c.
28 Loans and receivables to banks	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Funds placed with central banks	5,677	2,539	4,957	5,147	2,524	4,928
Funds placed with other banks	3,420	3,729	4,510	53,673	44,589	41,720
Provision for impairment of loans and receivables	(4)	(2)	(2)	(4)	—	—

	9,093	6,266	9,465	58,816	47,113	46,648

Of which:
Due from third parties				8,427	5,620	8,567
Due from subsidiary undertakings				50,389	41,493	38,081
				58,816	47,113	46,648

Due from subsidiary undertakings:
Subordinated				342	47	61
Unsubordinated				50,047	41,446	38,020
				50,389	41,493	38,081

Amounts include:
Reverse repurchase agreements	679	863	2,187	679	738	1,974

	Group			Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Loans and receivables to banks by geographical area(1)
Republic of Ireland	7,586	5,023	7,603	57,590	44,613	35,513
United States of America	271	215	289	269	200	280
United Kingdom	1,158	758	910	950	2,295	10,851
Poland	70	264	658	—	—	—
Rest of the world	8	6	5	7	5	4

	9,093	6,266	9,465	58,816	47,113	46,648

(1)	The classification of loans and receivables to banks by geographical area is based primarily on the location of the office recording the transaction.

Notes to the accounts—(Continued)

28 Loans and receivables to banks (continued)

Under reverse repurchase agreements, the Group has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of collateral received amounted to € 679 million (2008: € 863 million; 2007: € 2,187 million). The collateral received consisted of government securities of € 573 million (2008: € 125 million; 2007: € 1,437 million) and other securities of € 106 million (2008: € 738 million; 2007: € 750 million). The fair value of collateral sold or repledged amounted to € 108 million (2008: € 140 million; 2007: € 471 million). The collateral sold or repledged consisted of government securities of € 26 million (2008: € 140 million; 2007: € 390 million) and other securities of € 82 million (2008: Nil; 2007: € 81 million). The Group is obliged to return equivalent collateral. These transactions are conducted under terms that are usual and customary to standard reverse repurchase agreements.

	Group			Allied Irish Banks, p.l.c.
29 Loans and receivables to customers	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Loans and receivables to customers	102,192	126,940	123,246	67,743	88,041	83,908
Amounts receivable under finance leases and hire purchase agreements	2,668	3,236	3,418	799	994	1,029
Unquoted securities	1,468	1,605	1,681	1,378	1,516	1,580
Provision for impairment of loans and receivables	(2,987)	(2,292)	(742)	(1,992)	(1,678)	(409)

	103,341	129,489	127,603	67,928	88,873	86,108

Of which:
Due from third parties				52,315	75,115	72,701
Due from subsidiary undertakings(1)				15,613	13,758	13,407
				67,928	88,873	86,108

Of which repayable on demand or at short notice	4,958	16,199	32,797	3,016	14,218	30,430
Amounts include:
Due from associated undertakings	117	121	18	117	121	18

(1)	Of which € 83 million (2008: € 83 million; 2007: € 83 million) relates to subordinated loans.

Amounts include reverse repurchase agreements of € 2 million (2008: € 106 million; 2007: Nil).

The unwind of the discount on the carrying amount of impaired loans amounted to € 80 million (2008: € 45 million; 2007: € 21 million) and is included in the carrying value of loans and receivables to customers. This has been credited to interest income.

During the year certain financial investments available for sale amounting to € 13 million were reclassified to the loans and receivables to customers’ category. As of reclassification date, the effective interest rates on reclassified available for sale portfolio financial assets were in the range 4.79% - 6.44%; the expected gross recoverable cash flows were € 18 million; and the fair value loss recognised in equity was € 8 million. The carrying value and fair value of the reclassified assets at 31 December 2009 was € 11 million, with a fair value loss recognised in equity of € 4 million.

By geographic location and industry sector

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	2,015	120	126	3	—	2,264
Energy	844	292	86	435	23	1,680
Manufacturing	3,108	1,193	1,024	161	207	5,693
Construction and property	15,930	7,068	2,852	904	441	27,195
Distribution	8,182	2,639	804	162	66	11,853
Transport	979	601	83	69	44	1,776
Financial	1,403	696	143	54	22	2,318
Other services	4,700	4,936	322	753	213	10,924
Personal
- Home mortgages	27,818	3,635	1,538	—	90	33,081
- Other	6,242	861	1,039	—	—	8,142
Lease financing	922	48	711	—	—	1,681
Guaranteed by Irish government	—	—	—	—	—	—

	72,143	22,089	8,728	2,541	1,106	106,607
Unearned income	(122)	(86)	(60)	(8)	(3)	(279)
Provisions	(2,110)	(555)	(278)	(13)	(31)	(2,987)

Total	69,911	21,448	8,390	2,520	1,072	103,341

Notes to the accounts—(Continued)

29 Loans and receivables to customers (continued)

	2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	2,217	149	165	6	—	2,537
Energy	992	372	76	614	26	2,080
Manufacturing	3,801	1,348	1,145	260	403	6,957
Construction and property	33,290	10,312	2,760	1,090	474	47,926
Distribution	9,364	2,615	790	209	77	13,055
Transport	1,016	647	100	76	30	1,869
Financial	1,549	826	237	146	25	2,783
Other services	5,422	5,356	461	977	230	12,446
Personal
- Home mortgages	26,546	3,629	1,352	—	98	31,625
- Other	7,357	757	857	—	—	8,971
Lease financing	1,107	61	745	—	—	1,913
Guaranteed by Irish government	1	—	—	—	—	1

	92,662	26,072	8,688	3,378	1,363	132,163
Unearned income	(193)	(122)	(48)	(14)	(5)	(382)
Provisions	(1,681)	(377)	(213)	(12)	(9)	(2,292)

Total	90,788	25,573	8,427	3,352	1,349	129,489

	2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	1,956	160	183	4	—	2,303
Energy	923	344	77	457	19	1,820
Manufacturing	3,212	1,415	999	213	288	6,127
Construction and property	29,973	13,506	1,857	565	509	46,410
Distribution	8,704	3,004	675	119	66	12,568
Transport	1,150	628	91	24	21	1,914
Financial	1,472	1,223	117	330	—	3,142
Other services	5,393	5,655	416	872	90	12,426
Personal
- Home mortgages	24,507	4,554	1,040	—	—	30,101
- Other	7,862	1,394	643	—	—	9,899
Lease financing	1,148	115	737	—	—	2,000
Guaranteed by Irish government	6	—	—	—	—	6

	86,306	31,998	6,835	2,584	993	128,716
Unearned income	(199)	(137)	(35)	—	—	(371)
Provisions	(401)	(178)	(162)	(1)	—	(742)

Total	85,706	31,683	6,638	2,583	993	127,603

At 31 December 2009, construction and property loans, excluding those held for sale to NAMA (see note 24), amounted to € 27,195 million (2008: € 47,926 million; 2007: € 46,410 million) and represented 26% (2008: 36%; 2007: 36%) of gross loans and receivables to customers. The following tables analyse the exposures at 31 December 2009 and 2008 by division and portfolio sub-sector. Certain customer relationships span the portfolio sub-sectors and accordingly an element of management estimation has been applied in this sub-categorisation.

Notes to the accounts—(Continued)

29 Loans and receivables to customers (continued)

By division and construction industry sub-sector

	2009
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Total € m
Investment
Commercial investment	7,064	4,607	2,807	1,357	15,835
Residential investment	1,610	525	1,213	32	3,380
	8,674	5,132	4,020	1,389	19,215

Development
Commercial development	440	228	133	709	1,510
Residential development	3,062	184	976	611	4,833
	3,502	412	1,109	1,320	6,343
Contractors	667	35	215	143	1,060
Housing associations	—	—	577	—	577

Total	12,843	5,579	5,921	2,852	27,195

	2008
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Total € m
Investment
Commercial investment	10,528	5,060	3,098	1,271	19,957
Residential investment	2,104	443	1,016	27	3,590
	12,632	5,503	4,114	1,298	23,547

Development
Commercial development	6,016	442	781	691	7,930
Residential development	10,829	380	2,868	635	14,712
	16,845	822	3,649	1,326	22,642
Contractors	601	—	448	138	1,187
Housing associations	—	—	550	—	550

Total	30,078	6,325	8,761	2,762	47,926

Loans for property investment comprises of loans for investment in commercial, retail office and residential property (the majority of these loans are underpinned by cash flows from lessees as well as the investment property collateral). Commercial investment by its nature has a strong element of tenant risk.

For 2009 the commercial investment exposure of € 7,064 million in AIB Bank RoI is spread across the following property types: retail 39%; office 27%; industrial 9%; and mixed 25%.The € 4,607 million in Capital Markets is spread across the following property types: retail 27%; office 43%; industrial 3%; and mixed 27%.

For 2008 the commercial investment exposure of € 10,528 million in AIB Bank RoI is spread across the following property types: retail 36%; office 29%; industrial 8%; and mixed 27%.The € 5,060 million in Capital Markets is spread across the following property types: retail 22%; office 43%; industrial 3%; and mixed 32%.

Information on ratings profiles of loans and receivables to customers is set out in note 34.

Large exposures

AIB’s Group Large Exposure Policy sets out maximum exposure limits to, or on behalf of, a customer or a group of connected customers.

At 31 December 2009, the Group’s top 50 exposures amounted to € 20.0 billion, and accounted for 15.4% of the Group’s on-balance sheet gross loans and receivables to customers including those held for sale to NAMA (€ 19.0 billion and 14.4% at 31 December 2008; € 18.5 billion and 14.4% at 31 December 2007). Of this amount € 11.2 billion relate to loans held for sale to NAMA. No single customer exposure exceeds regulatory guidelines. See also Risk Management - Credit risk management and mitigation.

Notes to the accounts—(Continued)

29 Loans and receivables to customers (continued)

Aged analysis of contractually past due but not impaired facilities(1)

	2009
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	134	35	15	13	197
Energy	3	5	—	1	9
Manufacturing	85	20	10	7	122
Construction and property	990	427	135	227	1,779
Distribution	285	156	63	53	557
Transport	56	23	4	6	89
Financial	19	8	1	2	30
Other services	247	73	21	39	380
Personal
- Home mortgages	413	182	93	130	818
- Credit cards	68	20	11	8	107
- Other	366	163	55	113	697

	2,666	1,112	408	599	4,785

As a percentage of total loans(2)	2.5%	1.0%	0.4%	0.6%	4.5%

	2008
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	185	42	18	4	249
Energy	5	2	1	—	8
Manufacturing	78	18	13	4	113
Construction and property	3,813	912	541	147	5,413
Distribution	464	136	181	15	796
Transport	52	16	4	1	73
Financial	25	3	3	5	36
Other services	490	67	37	41	635
Personal
- Home mortgages	326	164	105	38	633
- Credit cards	57	18	10	7	92
- Other	610	147	48	22	827

	6,105	1,525	961	284	8,875

As a percentage of total loans(2)	4.6%	1.2%	0.7%	0.2%	6.7%

(1)	Excluding loans and receivables held for sale to NAMA at 31 December 2009 (see note 24).
(2)	Total loans relate to loans and receivables to customers and are gross of provisions and unearned income.

Notes to the accounts—(Continued)

29 Loans and receivables to customers (continued)

	2007
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	105	27	6	1	139
Energy	8	4	—	—	12
Manufacturing	99	20	8	11	138
Construction and property	2,641	341	103	36	3,121
Distribution	396	134	85	10	625
Transport	42	11	3	1	57
Financial	44	1	2	8	55
Other services	351	51	22	6	430
Personal
- Home mortgages	242	76	28	15	361
- Credit cards	54	14	7	4	79
- Other	514	124	41	15	694

	4,496	803	305	107	5,711

As a percentage of total loans(1)	3.5%	0.6%	0.2%	0.1%	4.4%

(1)	Total loans relate to loans and receivables to customers and are gross of provisions and unearned income.

The figures reported are inclusive of overdrafts, bridging loans and cases with expired limits.Where a borrower is past due, the entire exposure is reported, rather than the amount of any arrears.

Loans and receivables renegotiated

Loans and receivables renegotiated are those facilities at the current reporting date that, during the financial year, have had their terms renegotiated resulting in an upgrade from 91+ days past due or impaired status to performing status such that if they were not renegotiated they would be otherwise past due or impaired.

Renegotiated loans and receivables were € 4,459 million as at 31 December 2009. (Allied Irish Banks, p.l.c.: € 4,178 million)

Renegotiated loans and receivables were € 154 million as at 31 December 2008 (2007: € 106 million) which related to loans who had their terms renegotiated resulting in an upgrade from impaired status. For Allied Irish Banks, p.l.c., renegotiated loans and receivables were € 91 million as at 31 December 2008 (2007: € 39 million).

Impaired loans by geographic location and industry sector(1)

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	105	4	10	—	—	119
Energy	11	2	2	—	—	15
Manufacturing	134	66	74	11	19	304
Construction and property	2,275	449	194	8	—	2,926
Distribution	846	229	52	—	7	1,134
Transport	34	2	8	—	—	44
Financial	70	85	1	—	—	156
Other services	206	168	13	23	—	410
Personal
- Home mortgages	475	56	13	—	42	586
- Other	556	40	75	—	—	671
Lease financing	96	—	35	—	—	131

	4,808	1,101	477	42	68	6,496

(1)	Excluding loans and receivables held for sale to NAMA at 31 December 2009 (see note 24).

Notes to the accounts—(Continued)

29 Loans and receivables to customers (continued)

	2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	47	2	39	—	—	88
Energy	10	—	—	32	—	42
Manufacturing	71	33	46	17	—	167
Construction and property	1,148	432	61	12	—	1,653
Distribution	147	89	30	—	—	266
Transport	11	2	3	—	—	16
Financial	17	3	—	—	—	20
Other services	65	53	7	—	—	125
Personal
- Home mortgages	163	53	11	—	19	246
- Other	257	22	36	—	—	315
Lease financing	36	—	17	—	—	53

	1,972	689	250	61	19	2,991

	2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	23	1	47	—	—	71
Energy	3	—	—	—	—	3
Manufacturing	17	43	31	—	—	91
Construction and property	125	108	32	—	—	265
Distribution	109	51	29	—	—	189
Transport	12	6	2	—	—	20
Financial	2	3	1	—	—	6
Other services	36	50	7	—	—	93
Personal
- Home mortgages	53	34	11	—	—	98
- Other	135	35	19	—	—	189
Lease financing	16	—	8	—	—	24

	531	331	187	—	—	1,049

Collateral and other credit enhancements

The Group takes collateral in support of its lending activities when deemed appropriate and has a series of policies and procedures in place for the assessment, valuation and taking of such collateral. In some circumstances, depending on the customers standing and/or the nature of the product, the Group may lend unsecured.

The main types of collateral for loans and receivables to customers are as follows:

•

Home Mortgages: The Group takes collateral in support of lending transactions for the purchase of residential property. There are clear policies in place which set out the type of property acceptable as collateral and the relationship of loan to property value. All properties are required to be fully insured and are generally subject to a legal charge in favour of the Group.

•

Corporate/Commercial Lending: For property related lending, it is normal practice to take a charge over the property being financed. This includes investment and development properties. For non-property related lending, collateral typically includes a charge over business assets such as stock and debtors but which may also include property. In some circumstances, personal guarantees supported by a lien over personal assets are also taken as security. The following table sets out, at 31 December 2009 and 2008 loans identified as impaired analysed between those instances where provisions are calculated based on loans that are individually significant and those that are individually insignificant. This analysis includes both loans and receivables to customers and loans and receivables held for sale to NAMA (see note 24).

Notes to the accounts—(Continued)

29 Loans and receivables to customers (continued)

	2009
	Individually significant		Individually insignificant		Total € m
Division	€ m	%	€ m	%
AIB Bank ROI	13,676	85	944	73	14,620
Capital Markets	559	3	—	—	559
AIB Bank UK	1,705	11	50	4	1,755
Central and Eastern Europe	223	1	296	23	519

Total	16,163	100	1,290	100	17,453

	2008
	Individually significant		Individually insignificant		Total € m
Division	€ m	%	€ m	%
AIB Bank ROI	1,384	59	478	75	1,862
Capital Markets	338	14	—	—	338
AIB Bank UK	489	21	33	5	522
Central and Eastern Europe	140	6	129	20	269

Total	2,351	100	640	100	2,991

The level of provision and associated provision cover for individually insignificant impaired loans by division as at 31 December 2009 and 2008 are outlined in the following table.

	2009
Division	Individually insignificant € m	Provision € m	Provision cover %
AIB Bank ROI	944	560	59
AIB Bank UK	50	36	72
Central and Eastern Europe	296	127	43

Total	1,290	723	56

	2008
Division	Individually insignificant € m	Provision € m	Provision cover %
AIB Bank ROI	478	286	60
AIB Bank UK	33	21	64
Central and Eastern Europe	129	74	57

Total	640	381	60

For further detail on our provisioning methodology, see Financial risk management—Credit risk.

Included in loans and receivables to customers of € 103,341 million (2008: € 129,489 million; 2007: € 127,603 million), is funded leveraged debt of € 4,290 million (2008: € 5,280 million; 2007: € 4,815 million). The tables below analyse this by geographic location and industry sector.

Leveraged debt by geographic location

	2009		2008		2007
	Funded € m	Unfunded € m	Funded € m	Unfunded € m	Funded € m	Unfunded € m

United Kingdom	638	121	786	36	646	102
Rest of Europe	1,302	181	1,562	137	1,260	256
United States of America	2,056	406	2,632	340	2,725	575
Rest of world	294	40	300	107	184	39

	4,290	748	5,280	620	4,815	972

Notes to the accounts—(Continued)

29 Loans and receivables to customers (continued)

Funded leveraged debt by industry sector

	2009 € m	2008 € m	2007 € m
Agriculture	30	34	36
Construction and property	25	58	91
Distribution	750	845	853
Energy	71	95	69
Financial	113	139	138
Manufacturing	1,704	2,142	1,880
Transport	184	181	139
Other services	1,413	1,786	1,609

	4,290	5,280	4,815

Leveraged lending (including the financing of Management buy-outs, buy-ins and private equity buyouts) is conducted primarily through specialist lending teams. The leveraged loan book is held as part of the loans and receivables to customers portfolio. Specific impairment provisions of € 55 million (2008: € 11 million; 2007: € 33 million) are currently held against impaired exposures of

€ 231 million (2008: € 38 million; 2007: € 50 million) where there has been a permanent reduction in the value of the credit assets in question. These impaired exposures are not included in the analysis above. The unfunded element above includes off-balance sheet facilities and the undrawn element of facility commitments.

30 Provisions for impairment of loans and receivables

	2009
Group	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	1,860	64	370	2,294
Exchange translation adjustments	18	2	11	31
Charge against income statement:
Continuing operations	4,624	79	144	4,847
Discontinued operations	363	9	136	508
	4,987	88	280	5,355
Amounts written off	(453)	(13)	(54)	(520)
Recoveries of amounts written off in previous years	5	—	1	6
Transfers out	(10)	—	—	(10)

At end of period	6,407	141	608	7,156

Total provisions are split between specific and IBNR as follows:
Specific	5,324	71	403	5,798
IBNR	1,083	70	205	1,358

	6,407	141	608	7,156

Amounts include:
Loans and receivables to banks (note 28)				4
Loans and receivables to customers (note 29)				2,987
Loans and receivables held for sale to NAMA (note 24)				4,165

				7,156

Notes to the accounts—(Continued)

30 Provisions for impairment of loans and receivables (continued)

	2008
Group	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	486	26	232	744
Exchange translation adjustments	(90)	(3)	(24)	(117)
Charge against income statement
Continuing operations	1,315	36	116	1,467
Discontinued operations	278	8	69	355
	1,593	44	185	1,822
Amounts written off	(136)	(3)	(27)	(166)
Recoveries of amounts written off in previous years	7	—	4	11

At end of period	1,860	64	370	2,294

Total provisions are split between specific and IBNR as follows:
Specific	877	32	239	1,148
IBNR	983	32	131	1,146

	1,860	64	370	2,294

Amounts include:
Loans and receivables to banks (note 28)				2
Loans and receivables to customers (note 29)				2,292

				2,294

	2007
Group	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	478	24	205	707
Exchange translation adjustments	(2)	1	(7)	(8)
Charge against income statement
Continuing operations	12	1	73	86
Discontinued operations	11	—	9	20
	23	1	82	106
Amounts written off	(19)	—	(55)	(74)
Recoveries of amounts written off in previous years	6	—	7	13

At end of period	486	26	232	744

Total provisions are split between specific and IBNR as follows:
Specific	360	15	151	526
IBNR	126	11	81	218

	486	26	232	744

Amounts include:
Loans and receivables to banks (note 28)				2
Loans and receivables to customers (note 29)				742

				744

The classification of loans and receivables into corporate/commercial, residential mortgages, and other, relate to classifications used in the Group’s ratings tools and are explained in note 34.

Notes to the accounts—(Continued)

30 Provisions for impairment of loans and receivables (continued)

	2009
Allied Irish Banks, p.l.c.	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	1,501	13	164	1,678
Exchange translation adjustments	6	—	—	6
Charge against income statement	4,486	15	107	4,608
Amounts written off	(332)	—	(28)	(360)
Recoveries of amounts written off in previous years	1	—	—	1
Transfers out	(7)	—	—	(7)

At end of period	5,655	28	243	5,926

Total provisions are split between specific and IBNR as follows:
Specific	4,681	25	205	4,911
IBNR	974	3	38	1,015

	5,655	28	243	5,926

Amounts include:
Loans and receivables to banks (note 28)				4
Loans and receivables to customers (note 29)				1,992
Loans and receivables held for sale to NAMA (note 24)				3,930

				5,926

	2008
Allied Irish Banks, p.l.c.	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	305	3	101	409
Exchange translation adjustments	(20)	—	1	(19)
Charge against income statement	1,289	10	89	1,388
Amounts written off	(80)	—	(27)	(107)
Recoveries of amounts written off in previous years	7	—	—	7

At end of period	1,501	13	164	1,678

Total provisions are split between specific and IBNR as follows:
Specific	701	8	84	793
IBNR	800	5	80	885

	1,501	13	164	1,678

Amounts include:
Loans and receivables to banks (note 28)				—
Loans and receivables to customers (note 29)				1,678

				1,678

Notes to the accounts—(Continued)

30 Provisions for impairment of loans and receivables (continued)

	2007
Allied Irish Banks, p.l.c.	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	297	3	40	340
Exchange translation adjustments	(2)	—	(3)	(5)
Internal transfer of loan portfolios	—	—	23	23
Charge against income statement	10	—	70	80
Amounts written off	(1)	—	(31)	(32)
Recoveries of amounts written off in previous years	1	—	2	3

At end of period	305	3	101	409

Total provisions are split between specific and IBNR as follows:
Specific	246	2	52	300
IBNR	59	1	49	109

	305	3	101	409

Amounts include:
Loans and receivables to banks (note 28)				—
Loans and receivables to customers (note 29)				409

				409

Provision for impairment of loans and receivables to customers by geographic location and industry sector

	2009
Group	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	44	1	7	—	—	52
Energy	4	—	1	—	—	5
Manufacturing	58	29	24	—	6	117
Construction and property	557	178	45	2	—	782
Distribution	286	88	23	—	5	402
Transport	20	2	4	—	—	26
Financial	49	35	1	—	—	85
Other services	90	61	8	4	—	163
Personal
- Home mortgages	81	16	6	—	13	116
- Other	302	24	58	—	—	384
Lease financing	67	—	11	—	—	78

Specific	1,558	434	188	6	24	2,210
IBNR	554	121	90	5	7	777

Total	2,112	555	278	11	31	2,987

Notes to the accounts—(Continued)

30 Provisions for impairment of loans and receivables (continued)

Provision for impairment of loans and receivables to customers by geographic location and industry sector (continued)

	2008
Group	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	19	—	35	—	—	54
Energy	8	—	—	4	—	12
Manufacturing	35	13	17	4	—	69
Construction and property	398	134	20	4	—	556
Distribution	57	37	20	—	—	114
Transport	8	1	2	—	—	11
Financial	10	2	—	—	—	12
Other services	34	21	5	—	—	60
Personal
- Home mortgages	32	3	5	—	7	47
- Other	136	17	27	—	—	180
Lease financing	25	—	6	—	—	31

Specific	762	228	137	12	7	1,146
IBNR	919	149	76	—	2	1,146

Total	1,681	377	213	12	9	2,292

	2007
Group	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	16	1	41	—	—	58
Energy	3	—	—	—	—	3
Manufacturing	11	36	18	—	—	65
Construction and property	54	24	6	—	—	84
Distribution	48	20	23	—	—	91
Transport	8	2	2	—	—	12
Financial	1	1	1	—	—	3
Other services	22	16	7	—	—	45
Personal
- Home mortgages	12	3	4	—	—	19
- Other	97	15	18	—	—	130
Lease financing	12	—	4	—	—	16

Specific	284	118	124	—	—	526
IBNR	117	60	40	1	—	218

Total	401	178	164	1	—	744

Notes to the accounts—(Continued)

30 Provisions for impairment of loans and receivables (continued)

Provision for impairment of loans and receivables held for sale to NAMA by geographic location and industry sector

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	5	—	—	—	—	5
Energy	8	—	—	—	—	8
Manufacturing	3	—	—	—	—	3
Construction and property	3,245	189	—	—	—	3,434
Distribution	79	—	—	—	—	79
Financial	—	2	—	—	—	2
Other services	11	1	—	—	—	12
Personal
- Home mortgages	6	—	—	—	—	6
- Other	35	—	—	—	—	35

Specific	3,392	192	—	—	—	3,584
IBNR	541	40	—	—	—	581

Total provision	3,933	232	—	—	—	4,165

31 Amounts receivable under finance leases and hire purchase contracts

The following balances principally comprise of leasing arrangements involving vehicles, plant, machinery and equipment.

	Group			Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Gross receivables
Not later than 1 year	864	855	1,170	69	392	361
Later than one year and not later than 5 years	1,860	2,419	2,461	733	630	690
Later than 5 years	154	218	167	71	70	83

Total	2,878	3,492	3,798	873	1,092	1,134
Unearned future finance income	(216)	(264)	(390)	(78)	(104)	(112)
Deferred costs incurred on origination	6	8	10	4	6	7

Total	2,668	3,236	3,418	799	994	1,029

Present value of minimum payments analysed by residual maturity:
Not later than 1 year	845	837	1,133	68	384	353
Later than one year and not later than 5 years	1,707	2,222	2,153	670	553	607
Later than 5 years	116	177	132	61	57	69

Present value of minimum payments	2,668	3,236	3,418	799	994	1,029

Provision for uncollectible minimum payments receivable(1) amounted to:	139	52	31	60	22	13
Unguaranteed residual values accruing to the benefit of the Group	12	16	14	—	—	—
Net investment in new business	763	1,606	2,089	197	499	660

(1)	Included in the provision for impairment of loans and receivables to customers (see note 30).

Notes to the accounts—(Continued)

32 Financial investments available for sale

The following tables give, for the Group and Allied Irish Banks, p.l.c. at 31 December 2009, 31 December 2008 and 31 December 2007, the carrying value (fair value) of financial investments available for sale by major classifications together with the unrealised gains and losses.

	2009
	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Net unrealized gains/(losses) € m	Tax effect € m	Net after tax € m
Group
Debt securities
Irish government securities	3,941	137	(22)	115	(10)	105
Euro government securities	2,104	69	(3)	66	(10)	56
Non Euro government securities	2,629	65	(8)	57	(11)	46
Non European government securities	619	28	(2)	26	(3)	23
U.S. Treasury & U.S. government agencies	351	10	(1)	9	(1)	8
Collateralised mortgage obligations	1,134	—	(36)	(36)	5	(31)
Other asset backed securities	3,528	2	(320)	(318)	40	(278)
Euro bank securities	6,804	72	(86)	(14)	2	(12)
Non Euro bank securities	2,873	21	(46)	(25)	3	(22)
Certificates of deposit	207	1	—	1	—	1
Other investments	819	34	(18)	16	(3)	13

Total debt securities	25,009	439	(542)	(103)	12	(91)
Equity securities	327	158	(7)	151	(30)	121

Total financial investments available for sale	25,336	597	(549)	48	(18)	30

Allied Irish Banks, p.l.c.
Debt securities
Irish government securities	3,044	136	(3)	133	(17)	116
Euro government securities	1,858	57	(3)	54	(7)	47
Non Euro government securities	884	37	(5)	32	(3)	29
Non European government securities	619	28	(2)	26	(3)	23
U.S. Treasury & U.S. government agencies	347	10	(1)	9	(1)	8
Collateralised mortgage obligations	1,134	—	(36)	(36)	5	(31)
Other asset backed securities	3,528	2	(320)	(318)	40	(278)
Euro bank securities	6,786	72	(86)	(14)	2	(12)
Non Euro bank securities	2,873	21	(46)	(25)	3	(22)
Certificates of deposit	201	1	—	1	—	1
Other investments	817	34	(18)	16	(3)	13

Total debt securities	22,091	398	(520)	(122)	16	(106)
Equity securities	87	15	(3)	12	(3)	9

Total financial investments available for sale	22,178	413	(523)	(110)	13	(97)

Notes to the accounts—(Continued)

32 Financial investments available for sale (continued)

	2008
	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m

Group
Debt securities
Irish government securities	1,537	10	(55)	(45)	14	(31)
Euro government securities	2,698	58	(14)	44	(7)	37
Non Euro government securities	2,879	62	(25)	37	(3)	34
Non European government securities	1,337	63	(3)	60	(7)	53
U.S.Treasury & U.S. government agencies	550	16	(1)	15	(2)	13
Collateralised mortgage obligations	1,541	—	(72)	(72)	12	(60)
Other asset backed securities	4,054	4	(183)	(179)	22	(157)
Euro bank securities	8,678	59	(170)	(111)	14	(97)
Non Euro bank securities	4,238	59	(89)	(30)	4	(26)
Certificates of deposit	212	2	—	2	—	2
Other investments	1,013	6	(177)	(171)	43	(128)

Total debt securities	28,737	339	(789)	(450)	90	(360)
Equity securities	287	151	(12)	139	(26)	113

Total financial investments available for sale	29,024	490	(801)	(311)	64	(247)

Allied Irish Banks, p.l.c.
Debt securities
Irish government securities	676	10	—	10	(2)	8
Euro government securities	2,301	54	(13)	41	(5)	36
Non Euro government securities	1,376	57	(8)	49	(7)	42
Non European government securities	1,337	63	(3)	60	(7)	53
U.S.Treasury & U.S. government agencies	532	16	(1)	15	(2)	13
Collateralised mortgage obligations	1,541	—	(72)	(72)	12	(60)
Other asset backed securities	4,054	4	(183)	(179)	22	(157)
Euro bank securities	8,678	59	(170)	(111)	14	(97)
Non Euro bank securities	4,238	59	(89)	(30)	4	(26)
Certificates of deposit	212	2	—	2	—	2
Other investments	863	5	(177)	(172)	43	(129)

Total debt securities	25,808	329	(716)	(387)	72	(315)
Equity securities	64	5	(7)	(2)	—	(2)

Total financial investments available for sale	25,872	334	(723)	(389)	72	(317)

Notes to the accounts—(Continued)

32 Financial investments available for sale (continued)

	2007
	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m
Group
Debt securities
Irish government securities	165	1	(1)	—	—	—
Euro government securities	2,936	4	(29)	(25)	3	(22)
Non Euro government securities	3,230	19	(35)	(16)	3	(13)
Non European government securities	1,216	2	(18)	(16)	1	(15)
U.S.Treasury & U.S. government agencies	106	1	—	1	—	1
Collateralised mortgage obligations	1,648	3	(16)	(13)	2	(11)
Other asset backed securities	1,797	5	(38)	(33)	4	(29)
Euro bank securities	4,904	5	(96)	(91)	12	(79)
Non Euro bank securities	3,755	4	(49)	(45)	5	(40)
Certificates of deposit	331	—	—	—	—	—
Other investments	570	4	(8)	(4)	3	(1)

Total debt securities	20,658	48	(290)	(242)	33	(209)
Equity shares	326	196	—	196	(36)	160

Total financial investments available for sale	20,984	244	(290)	(46)	(3)	(49)

Allied Irish Banks, p.l.c.
Debt securities
Irish government securities	165	1	(1)	—	—	—
Euro government securities	2,462	1	(27)	(26)	3	(23)
Non Euro government securities	1,048	17	(1)	16	(1)	15
Non European government securities	1,216	2	(18)	(16)	1	(15)
U.S.Treasury & U.S. government agencies	70	—	—	—	—	—
Collateralised mortgage obligations	1,648	3	(16)	(13)	2	(11)
Other asset backed securities	1,797	5	(38)	(33)	4	(29)
Euro bank securities	4,904	5	(96)	(91)	12	(79)
Non Euro bank securities	3,755	4	(49)	(45)	5	(40)
Certificates of deposit	331	—	—	—	—	—
Other investments	398	4	(8)	(4)	3	(1)

Total debt securities	17,794	42	(254)	(212)	29	(183)
Equity shares	59	11	—	11	(3)	8

Total financial investments available for sale	17,853	53	(254)	(201)	26	(175)

Notes to the accounts—(Continued)

32 Financial investments available for sale (continued)

Analysis of movements in financial investments available for sale	Debt securities € m	Equity securities € m	Total € m
Group
At 1 January 2009	28,737	287	29,024
Exchange translation adjustments	460	2	462
Purchases	4,809	3	4,812
Additions(1)	—	34	34
Sales	(4,679)	(9)	(4,688)
Maturities	(4,838)	—	(4,838)
IAS 39 reclassifications out (note 29)	(13)	—	(13)
Provisions for impairment	(20)	(4)	(24)
Amortisation of discounts net of premiums	37	—	37
Movement in unrealised gains	516	14	530

At 31 December 2009	25,009	327	25,336

Allied Irish Banks, p.l.c.
At 1 January 2009	25,808	64	25,872
Exchange translation adjustments	431	1	432
Purchases	3,795	—	3,795
Additions(1)	—	12	12
Sales	(4,474)	(6)	(4,480)
Maturities	(3,881)	—	(3,881)
IAS 39 reclassifications out (note 29)	(13)	—	(13)
Provisions for impairment	(20)	(1)	(21)
Amortisation of discounts net of premiums	16	—	16
Movement in unrealised gains	429	17	446

At 31 December 2009	22,091	87	22,178

(1)	Additions relate to transfers from loans and receivables arising from debt/equity restructures.

During the year financial investments available for sale of €13 million were reclassified to the loans and receivables to customers category.

Analysis of movements in financial investments available for sale	Debt securities € m	Equity securities € m	Total € m
Group
At 1 January 2008	20,658	326	20,984
Exchange translation adjustments	(1,317)	(28)	(1,345)
Purchases	19,374	30	19,404
Sales	(4,306)	(51)	(4,357)
Maturities	(9,801)	—	(9,801)
IAS 39 reclassifications in (note 26)	6,092	12	6,104
IAS 39 reclassifications out (note 33)	(1,769)	—	(1,769)
Provisions for impairment	(24)	(5)	(29)
Amortisation of discounts net of premiums	15	—	15
Movement in unrealised (losses)/gains	(185)	3	(182)

At 31 December 2008	28,737	287	29,024

Notes to the accounts—(Continued)

32 Financial investments available for sale (continued)

Analysis of movements in financial investments available for sale	Debt securities € m	Equity securities € m	Total € m
Allied Irish Banks, p.l.c.
At 1 January 2008	17,794	59	17,853
Exchange translation adjustments	(1,086)	(3)	(1,089)
Purchases	16,578	13	16,591
Sales	(4,027)	(20)	(4,047)
Maturities	(9,405)	—	(9,405)
IAS 39 reclassifications in (note 26)	6,092	12	6,104
Provisions for impairment	(24)	(1)	(25)
Amortisation of discounts net of premiums	4	—	4
Movement in unrealised (losses)/gains	(118)	4	(114)

At 31 December 2008	25,808	64	25,872

Analysis of movements in financial investments available for sale	Debt securities € m	Equity securities € m	Total € m
Group
At 1 January 2007	19,372	293	19,665
Exchange translation adjustments	(880)	1	(879)
Purchases	18,438	38	18,476
Sales	(4,608)	(3)	(4,611)
Maturities	(11,459)	—	(11,459)
Transfers	11	5	16
Provisions for impairment	—	(1)	(1)
Amortisation of (premiums) net of discounts	(27)	—	(27)
Movement in unrealised losses	(189)	(7)	(196)

At 31 December 2007	20,658	326	20,984

Allied Irish Banks, p.l.c.
At 1 January 2007	16,108	19	16,127
Exchange translation adjustments	(989)	(1)	(990)
Purchases	12,165	14	12,179
Sales	(4,223)	—	(4,223)
Maturities	(5,115)	—	(5,115)
Transfers	5	20	25
Amortisation of (premiums) net of discounts	(30)	—	(30)
Movement in unrealised (losses)/gains	(127)	7	(120)

At 31 December 2007	17,794	59	17,853

	Group			Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Of which listed:
Debt securities	24,995	28,665	20,536	22,079	25,779	17,679
Equity securities	53	34	27	33	24	10
	25,048	28,699	20,563	22,112	25,803	17,689
Of which unlisted:
Debt securities	14	72	122	12	29	115
Equity securities	274	253	299	54	40	49
	288	325	421	66	69	164

	25,336	29,024	20,984	22,178	25,872	17,853

Notes to the accounts—(Continued)

32 Financial investments available for sale (continued)

During 2008, certain financial investments available for sale amounting to € 1,769 million were reclassified to the held to maturity category. The Group has the ability and intention to hold these securities to maturity.

	Group			Allied Irish Banks, p.l.c.
Debt securities analysed by remaining maturity	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Due within one year	4,375	3,686	3,134	3,750	2,838	2,748
After one year, but within five years	11,118	13,738	10,725	10,232	12,992	8,763
After five years, but within ten years	3,829	4,082	3,373	3,082	3,645	2,990
After ten years	5,687	7,231	3,426	5,027	6,333	3,293

	25,009	28,737	20,658	22,091	25,808	17,794

The following tables give for the Group and Allied Irish Banks, p.l.c., at 31 December 2009, 2008 and 2007 an analysis of the securities portfolio with unrealised losses, distinguished between securities with continuous unrealised loss positions of less than 12 months and those with continuous unrealised loss positions for periods in excess of 12 months.

Available for sale financial investments with unrealised losses have been assessed for impairment based on the credit risk profile of the counterparties involved. Impairment losses on debt securities of € 20 million (2008: € 24 million; 2007: Nil) have been recognised as set out in note 12.

	2009			2009
	Fair value			Unrealised losses
	Investments with unrealised losses of less than 12 months € m	Investments with unrealised losses of more than 12 months € m	Total € m	Unrealised losses of less than 12 months € m	Unrealised losses of more than 12 months € m	Total € m
Group
Debt securities
Irish government securities	107	856	963	(3)	(19)	(22)
Euro government securities	330	20	350	(3)	—	(3)
Non Euro government securities	158	209	367	(3)	(5)	(8)
Non European government securities	4	23	27	—	(2)	(2)
US Treasury and US government agencies	—	46	46	—	(1)	(1)
Collateralised mortgage obligations	24	1,089	1,113	—	(36)	(36)
Other asset backed securities	302	3,134	3,436	(19)	(301)	(320)
Euro bank securities	118	3,039	3,157	(5)	(81)	(86)
Non Euro bank securities	175	1,962	2,137	(9)	(37)	(46)
Other investments	8	217	225	(1)	(17)	(18)

Total debt securities	1,226	10,595	11,821	(43)	(499)	(542)
Equity securities	—	8	8	(3)	(4)	(7)

Total	1,226	10,603	11,829	(46)	(503)	(549)

Notes to the accounts—(Continued)

32 Financial investments available for sale (continued)

	2009			2009
	Fair value			Unrealised losses
	Investments with unrealised losses of less than 12 months € m	Investments with unrealised losses of more than 12 months € m	Total € m	Unrealised losses of less than 12 months € m	Unrealised losses of more than 12 months € m	Total € m
Allied Irish Banks, p.l.c.
Debt securities
Irish government securities	107	—	107	(3)	—	(3)
Euro government securities	330	20	350	(3)	—	(3)
Non Euro government securities	95	69	164	(3)	(2)	(5)
Non European government securities	4	23	27	—	(2)	(2)
US Treasury and US government agencies	—	46	46	—	(1)	(1)
Collateralised mortgage obligations	24	1,089	1,113	—	(36)	(36)
Other asset backed securities	302	3,134	3,436	(19)	(301)	(320)
Euro bank securities	118	3,039	3,157	(5)	(81)	(86)
Non Euro bank securities	175	1,962	2,137	(9)	(37)	(46)
Other investments	8	217	225	(1)	(17)	(18)

Total debt securities	1,163	9,599	10,762	(43)	(477)	(520)
Equity securities	—	6	6	—	(3)	(3)

Total	1,163	9,605	10,768	(43)	(480)	(523)

	2008			2008
	Fair value			Unrealised losses
	Investments with unrealised losses of less than 12 months € m	Investments with unrealised losses of more than 12 months € m	Total € m	Unrealised losses of less than 12 months € m	Unrealised losses of more than 12 months € m	Total € m
Group
Debt securities
Irish government securities	—	861	861	—	(55)	(55)
Euro government securities	276	257	533	(12)	(2)	(14)
Non Euro government securities	386	423	809	(11)	(14)	(25)
Non European government securities	40	78	118	—	(3)	(3)
US Treasury and US government agencies	5	57	62	—	(1)	(1)
Collateralised mortgage obligations	126	1,281	1,407	(37)	(35)	(72)
Other asset backed securities	2,220	1,503	3,723	(82)	(101)	(183)
Euro bank securities	2,392	2,926	5,318	(85)	(85)	(170)
Non Euro bank securities	701	1,870	2,571	(21)	(68)	(89)
Certificates of deposit	—	—	—	—	—	—
Other investments	786	104	890	(140)	(37)	(177)

Total debt securities	6,932	9,360	16,292	(388)	(401)	(789)
Equity securities	22	—	22	(12)	—	(12)

Total	6,954	9,360	16,314	(400)	(401)	(801)

Notes to the accounts—(Continued)

32 Financial investments available for sale (continued)

	2008			2008
	Fair value			Unrealised losses
	Investments with unrealised losses of less than 12 months € m	Investments with unrealised losses of more than 12 months € m	Total € m	Unrealised losses of less than 12 months € m	Unrealised losses of more than 12 months € m	Total € m
Allied Irish Banks, p.l.c.
Debt securities
Irish government securities	—	—	—	—	—	—
Euro government securities	217	96	313	(12)	(1)	(13)
Non Euro government securities	23	62	85	—	(8)	(8)
Non European government securities	39	78	117	—	(3)	(3)
US Treasury and US government agencies	5	57	62	—	(1)	(1)
Collateralised mortgage obligations	126	1,281	1,407	(37)	(35)	(72)
Other asset backed securities	2,220	1,503	3,723	(82)	(101)	(183)
Euro bank securities	2,392	2,926	5,318	(85)	(85)	(170)
Non Euro bank securities	701	1,870	2,571	(21)	(68)	(89)
Certificates of deposit	—	—	—	—	—	—
Other investments	641	103	744	(140)	(37)	(177)

Total debt securities	6,364	7,976	14,340	(377)	(339)	(716)
Equity securities	13	—	13	(7)	—	(7)

Total	6,377	7,976	14,353	(384)	(339)	(723)

	2007			2007
	Fair value			Unrealised losses
	Investments with unrealised losses of less than 12 months € m	Investments with unrealised losses of more than 12 months € m	Total € m	Unrealised losses of less than 12 months € m	Unrealised losses of more than 12 months € m	Total € m
Group
Debt securities
Irish government securities	44	75	119	—	(1)	(1)
Euro government securities	1,300	1,101	2,401	(6)	(23)	(29)
Non Euro government securities	1,911	236	2,147	(33)	(2)	(35)
Non European government securities	261	495	756	(3)	(15)	(18)
Collateralised mortgage obligations	1,281	275	1,556	(13)	(3)	(16)
Other asset backed securities	1,522	259	1,781	(34)	(4)	(38)
Euro bank securities	2,525	2,276	4,801	(38)	(58)	(96)
Non Euro bank securities	2,017	1,274	3,291	(28)	(21)	(49)
Other investments	328	36	364	(6)	(2)	(8)

Total debt securities	11,189	6,027	17,216	(161)	(129)	(290)
Equity shares	—	—	—	—	—	—

Total	11,189	6,027	17,216	(161)	(129)	(290)

Notes to the accounts—(Continued)

32 Financial investments available for sale (continued)

	2007			2007
	Fair value			Unrealised losses
	Investments with unrealised losses of less than 12 months € m	Investments with unrealised losses of more than 12 months € m	Total € m	Unrealised losses of less than 12 months € m	Unrealised losses of more than 12 months € m	Total € m
Allied Irish Banks, p.l.c.
Debt securities
Irish government securities	44	75	119	—	(1)	(1)
Euro government securities	1,145	1,101	2,246	(5)	(22)	(27)
Non Euro government securities	25	107	132	(1)	—	(1)
Non European government securities	261	495	756	(3)	(15)	(18)
Collateralised mortgage obligations	1,281	275	1,556	(13)	(3)	(16)
Other asset backed securities	1,522	259	1,781	(34)	(4)	(38)
Euro bank securities	2,525	2,276	4,801	(38)	(58)	(96)
Non Euro bank securities	2,017	1,274	3,291	(28)	(21)	(49)
Other investments	156	36	192	(6)	(2)	(8)

Total debt securities	8,976	5,898	14,874	(128)	(126)	(254)
Equity shares	—	—	—	—	—	—

Total	8,976	5,898	14,874	(128)	(126)	(254)

Collateralised mortgage obligations by geography and industry sector of the issuer

	2009
	Governments € m	Other financial € m	Total € m
United Kingdom	—	57	57
United States of America	1,068	—	1,068
Rest of World	—	9	9

	1,068	66	1,134

	2008			2007
	Governments € m	Other financial € m	Total € m	Total € m
United Kingdom	—	171	171	59
United States of America	1,330	32	1,362	1,589
Rest of World	—	8	8	—

	1,330	211	1,541	1,648

Other asset backed securities by geography and industry sector of the issuer

	2009
	Governments € m	Banks € m	Building societies € m	Other financial € m	Total € m
Republic of Ireland	—	—	—	285	285
United Kingdom	—	25	—	704	729
United States of America	302	—	—	433	735
Australia	—	7	—	474	481
Italy	—	—	—	186	186
Spain	—	23	—	943	966
Rest of World	—	—	—	146	146

	302	55	—	3,171	3,528

Notes to the accounts—(Continued)

32 Financial investments available for sale (continued)

	2008					2007
	Governments € m	Banks € m	Building societies € m	Other financial € m	Total € m	Total € m
Republic of Ireland	—	21	—	341	362	77
United Kingdom	—	81	—	631	712	136
United States of America	314	—	—	423	737	513
Australia	—	8	14	513	535	369
Italy	—	—	—	261	261	128
Spain	—	34	—	1,242	1,276	493
Rest of World	—	—	—	171	171	81

	314	144	14	3,582	4,054	1,797

33 Financial investments held to maturity

	Debt securities
Analysis of movements in financial investments held to maturity	2009 € m	2008 € m
Group
At 1 January	1,499	—
Maturities	(71)	—
IAS 39 reclassifications in (note 32)	—	1,769
Purchases	128	—
Exchange translation adjustments	21	(273)
Amortisation of discount	9	3

At 31 December	1,586	1,499

All of these financial investments held to maturity are listed on a recognised stock exchange. They are Non-Euro Government securities and their maturity profile is set out in note 61. AIB Group had no financial investments held to maturity in 2007.

34 Credit ratings

Internal credit ratings

Ratings profiles

The Group’s rating systems consist of a number of individual rating tools designed to assess the risk within particular portfolios. These ratings tools are calibrated to meet the needs of individual business units in managing their portfolios. All rating tools are built to a Group standard and independently validated by Group.

The identification of loans for specific impairment assessment is driven by the Group’s rating systems. In addition, the ratings profiles are one of the factors that are referenced in determining the appropriate level of IBNR provisions.

The Group uses a 13 point Group ratings masterscale to provide a common and consistent framework for aggregating comparing and reporting exposures, on a consolidated basis, across all lending portfolios. The masterscale, which is not in itself a rating tool, is probability of default (PD) based, and is not used in provision methodologies. The masterscale consists of a series of PD ranges between 0% and 100% (where 100% indicates a borrowing already in default) and facilitates the aggregation of borrowers for comparison and reporting that have been rated on any of the individual rating tools in use across the Group.

Masterscale Rating Ranges:

Grade 1 – 3 would typically include strong corporate and commercial lending combined with elements of the retail portfolios and residential mortgages.

Grades 4 – 10 would typically include new business written and existing satisfactorily performing exposures across all portfolios. The lower end of this category (Grade 10) includes a portion of the Group’s criticised loans (i.e. loans requiring additional management attention over and above that normally required for the loan type).

Grades 11 – 13 contains the remainder of the Group’s criticised loans, excluding impaired loans, together with loans written at a high PD where there is a commensurate higher margin for the risk taken.

The Group’s total criticised loans at 31 December 2009 total € 38.2 billion (2008: € 15.5 billion; 2007: € 6.8 billion) or 29.4% (2008: 11.7%; 2007: 5.3%) of loans and receivables to customers (including loans and receivables held for sale to NAMA).

Notes to the accounts—(Continued)

34 Credit ratings (continued)

Loans and receivables to customers

	2009				2008
Group Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	3,435	14,847	892	19,174	5,695	13,767	1,462	20,924
4 to 10	46,896	13,480	6,598	66,974	74,049	12,508	6,920	93,477
11 to 13	6,322	956	1,900	9,178	3,225	530	2,141	5,896

	56,653	29,283	9,390	95,326	82,969	26,805	10,523	120,297
Past due but not impaired	2,947	819	1,019	4,785	7,123	633	1,119	8,875
Impaired	5,088	469	939	6,496	2,150	218	623	2,991

	64,688	30,571	11,348	106,607	92,242	27,656	12,265	132,163

Unearned income				(279)				(382)
Provisions				(2,987)				(2,292)

Total				103,341				129,489

	2007
Group Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	4,895	17,473	1,813	24,181
4 to 10	78,503	7,945	8,233	94,681
11 to 13	1,355	159	1,580	3,094

	84,753	25,577	11,626	121,956
Past due but not impaired	4,577	361	773	5,711
Impaired	762	98	189	1,049

	90,092	26,036	12,588	128,716

Unearned income				(371)
Provisions				(742)

Total				127,603

	2009				2008
Allied Irish Banks, p.l.c. Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	2,733	2,498	760	5,991	4,546	2,300	852	7,698
4 to 10	28,899	2,695	3,209	34,803	49,698	2,902	3,777	56,377
11 to 13	3,798	303	1,663	5,764	1,468	167	1,805	3,440

	35,430	5,496	5,632	46,558	55,712	5,369	6,434	67,515
Past due but not impaired	2,552	179	683	3,414	6,530	86	852	7,468
Impaired	3,822	100	564	4,486	1,541	38	438	2,017

	41,804	5,775	6,879	54,458	63,783	5,493	7,724	77,000

Unearned income				(151)				(207)
Provisions				(1,992)				(1,678)

Total—third party exposures				52,315				75,115

Notes to the accounts—(Continued)

34 Credit ratings (continued)

	2007
Allied Irish Banks, p.l.c. Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	3,965	3,141	1,601	8,707
4 to 10	53,324	1,727	3,279	58,330
11 to 13	457	24	1,096	1,577

	57,746	4,892	5,976	68,614
Past due but not impaired	3,449	99	659	4,207
Impaired	377	8	134	519

	61,572	4,999	6,769	73,340

Unearned income				(230)
Provisions				(409)

Total—third party exposures				72,701

Loans and receivables held for sale to NAMA

	2009
Group Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	17	3	1	21
4 to 10	7,524	11	130	7,665
11 to 13	2,664	1	19	2,684

	10,205	15	150	10,370
Past due but not impaired	1,833	8	27	1,868
Impaired	10,832	2	123	10,957

	22,870	25	300	23,195

Provisions				(4,165)

Total				19,030

	2009
Allied Irish Banks, p.l.c. Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	21	—	1	22
4 to 10	4,847	—	—	4,847
11 to 13	2,968	—	17	2,985

	7,836	—	18	7,854
Past due but not impaired	1,753	2	44	1,799
Impaired	10,100	—	4	10,104

	19,689	2	66	19,757

Provisions				(3,930)

Total				15,827

Lendings classifications:

Corporate/Commercial includes loans to corporate and larger commercial enterprises processed through one of the Group’s corporate/commercial rating tools, where the exposure is typically greater than € 300,000.

Residential Mortgages includes loans for the purchase of residential properties processed through Group residential mortgage rating tools. In some circumstances, residential mortgage exposures can be processed through the Group’s Corporate and Commercial rating tools (e.g. where a borrower has multiple investment properties).

Other includes loans to SMEs and individuals. In some cases behaviour scoring and credit scoring methodologies are used.

Notes to the accounts—(Continued)

34 Credit ratings (continued)

External credit ratings

The external ratings profiles of loans and receivables to banks, trading portfolio financial assets (excluding equity securities), financial investments available for sale (excluding equity shares) and financial investments held to maturity are as follows:

	2009
Group	Bank € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	9,873	4	7,425	5,059	22,361
A	8,091	37	3,941	85	12,154
BBB+/BBB/BBB-	335	356	109	17	817
Sub investment	6	280	—	16	302
Unrated	15	155	—	143	313

Total	18,320	832	11,475	5,320	35,947

	2008
Group	Bank € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	11,843	3	7,227	5,494	24,567
A	7,256	63	3,534	242	11,095
BBB+/BBB/BBB-	281	214	85	128	708
Sub investment	24	108	2	215	349
Unrated	3	96	—	52	151

Total	19,407	484	10,848	6,131	36,870

	2007
Group	Bank € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	16,265	—	5,026	6,684	27,975
A	6,191	60	2,690	29	8,970
BBB+/BBB/BBB-	160	209	81	185	635
Sub investment	92	134	—	291	517
Unrated	6	37	—	105	148

Total	22,714	440	7,797	7,294	38,245

	2009
Allied Irish Banks, p.l.c.	Bank* € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	9,873	4	6,223	4,391	20,491
A	8,069	37	665	85	8,856
BBB+/BBB/BBB-	333	356	109	17	815
Sub investment	6	280	—	16	302
Unrated	15	155	—	—	170

Total	18,296	832	6,997	4,509	30,634

	2008
Allied Irish Banks, p.l.c.	Bank* € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	11,652	3	5,650	5,344	22,649
A	6,803	63	626	242	7,734
BBB+/BBB/BBB-	279	214	85	128	706
Sub investment	24	108	2	215	349
Unrated	3	96	—	52	151

Total	18,761	484	6,363	5,981	31,589

Notes to the accounts—(Continued)

34 Credit ratings (continued)

	2007
Allied Irish Banks, p.l.c.	Bank* € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	15,520	—	4,701	6,525	26,746
A	6,038	60	276	29	6,403
BBB+/BBB/BBB-	160	209	81	172	622
Sub investment	92	134	—	291	517
Unrated	6	37	—	105	148

Total	21,816	440	5,058	7,122	34,436

*	Excludes loans to subsidiaries of € 50,839 million (2008: € 41,493 million; 2007: € 38,081 million).

35 Interests in associated undertakings

Included in the Group income statement is the contribution from investments in associated undertakings as follows:

		Restated(1)	Restated(1)
Income statement	2009 € m	2008 € m	2007 € m
Share of results of associated undertakings	46	99	130
Profit on disposal of investments in associated undertakings	—	—	1
Impairment of associated undertakings	(308)	(57)	—

	(262)	42	131

Analysed as to:
Continuing operations	(6)	—	10
Discontinued operations (note 18)(2)	(256)	42	121

		Restated(1)	Restated(1)
Share of net assets including goodwill	2009 € m	2008 € m	2007 € m
At 1 January	1,999	1,708	1,792
Change in accounting policy – insurance contracts(1)	—	—	23

At 1 January, as restated	1,999	1,708	1,815
Exchange translation adjustments	(43)	76	(159)
Purchases	2	231	—
Disposals	—	(5)	(4)
Income for the period
Continuing operations	(6)	—	10
Discontinued operations	52	99	121
	46	99	131
Dividends received from associates	(64)	(55)	(56)
Impairment of associated undertakings – Discontinued operations	(308)	(57)	—
Other movements	9	2	(19)

At 31 December	1,641	1,999	1,708

Analysed as to:
M&T Bank Corporation (note 36)	1,282	1,534	1,401
Aviva Life Holdings Ireland Limited (note 37)	258	278	294
Bulgarian American Credit Bank (note 38)	60	163	—
Other	41	24	13

	1,641	1,999	1,708

Of which listed on a recognised stock exchange	1,344	1,697	1,402

(1)	Restated due to change in accounting policy for insurance contracts – see Accounting policies – Basis of preparation.
(2)

At 30 March 2010, the Group announced that certain of its operations were to be sold, amongst which included M&T Bank Corporation. Subsequently, Bulgarian American Credit Bank AD, and associate interests held by AIB Group (UK) and BZWBK, were considered to be held for sale. These associates are no longer accounted for using the equity method in accordance with IAS 28 as they are classified as discontinued operations and are detailed in note 18. The comparative statements of financial position have not been restated.

Notes to the accounts—(Continued)

35 Interests in associated undertakings (continued)

Summarised financial information for the Group’s associates is as follows:

		Restated(1)
	2009 € m	2008 € m
Total assets	59,438	58,653
Total liabilities	54,763	54,605
Revenues	4,595	4,440
Net profit	299	478

(1)	Restated due to change in accounting policy for insurance contracts – see Accounting policies – Basis of preparation.

Principal associated undertakings		Nature of business
M&T Bank Corporation(1)		Banking and financial services
Registered office:	One M&T Plaza, Buffalo, New York 14203, USA (Common stock shares of US$ 0.50 par value each – Group interest 22.7%(1))

Aviva Life Holdings Ireland Limited(2)		Manufacturer and distributor of life and pension products
Registered office:	1 Park Place, Hatch Street, Dublin 2, Ireland (Ordinary shares of € 1.25 par value each – Group interest 24.99%)

Bulgarian American Credit Bank AD(3)		Banking and financial services
Registered office:	16 Krakra Street, Sofia 1504, Bulgaria (Ordinary shares of BNG 1 – Group interest 49.99%)

Other than as described for M&T, Aviva Life Holdings Ireland Limited and BACB, the Group’s interests in associated undertakings are non-credit institutions and are held by subsidiary undertakings.

In accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992, Allied Irish Banks, p.l.c. will annex a full listing of associated undertakings to its annual return to the Companies Registration Office.

(1)

The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at cost of € 891 million in the parent company balance sheet. AIB accounts for its share of profits of M&T on the basis of its average interest in M&T throughout the period, which amounted to 23.3% during 2009 (2008: 24.2%; 2007: 24.6%). The agreement with M&T provides for the maintenance of AIB’s interest in M&T at a minimum of 22.5% through share repurchase programmes effected by M&T and through rights provided to AIB which allow it to subscribe for additional shares in M&T at fair market value. M&T shares are listed on the New York Stock Exchange and the fair value of the investment in M&T at 31 December 2009 was € 1,240 million (2008: € 1,101 million; 2007 € 1,479 million) – see note 36.

(2)	The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at cost of € 12 million in the parent company statement of financial position – see note 37.
(3)

The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at € 60 million in the parent company statement of financial position– see note 38. BACB shares are listed on the Bulgarian Stock Exchange and the fair value of the investment in BACB at 31 December 2009 was € 55 million (2008: € 38 million) – see note 38.

Notes to the accounts—(Continued)

36 Interest in M&T Bank Corporation

The summary consolidated income statement, summary statement of financial position and contribution of M&T Bank Corporation for 2009, 2008 and 2007 under IFRS are as follows:

2007 US$ m	2008 US$ m	2009 US$ m	Summary of consolidated income statement	2009 € m	2008 € m	2007 € m
1,877	1,960	2,061	Net interest income	1,478	1,333	1,365
932	939	922	Other income	662	638	678

2,809	2,899	2,983	Total operating income	2,140	1,971	2,043
1,613	1,688	2,019	Total operating expenses	1,448	1,148	1,173

1,196	1,211	964	Group operating profit before impairment provisions	692	823	870
174	428	609	Impairment provisions	437	291	127

1,022	783	355	Group profit before taxation	255	532	743
335	201	90	Taxation	65	137	244

687	582	265	Group profit after taxation	190	395	499

2007 US$ m	2008 US$ m	2009 US$ m	Summary of consolidated financial position	2009 € m	2008 € m	2007 € m
49,499	50,645	52,959	Cash, loans and receivables	36,761	36,391	33,625
8,962	7,919	7,781	Investment securities	5,401	5,690	6,088
371	389	436	Property, plant and equipment	303	280	252
3,311	4,097	4,922	Other assets	3,417	2,944	2,249

62,143	63,050	66,098	Total assets	45,882	45,305	42,214

41,274	42,583	47,451	Deposits	32,938	30,598	28,037
16,274	15,198	13,514	Other borrowings	9,381	10,920	11,055
1,102	1,449	1,083	Other liabilities	752	1,042	749
3,493	3,820	4,050	Shareholders’ funds	2,811	2,745	2,373

62,143	63,050	66,098	Total liabilities and shareholders’ funds	45,882	45,305	42,214

2007 US$ m	2008 US$ m	2009 US$ m	Contribution of M&T	2009 € m	2008 € m	2007 € m
254	190	83	Gross contribution	60	129	185
(88)	(52)	(22)	Taxation	(16)	(35)	(65)

166	138	61	Contribution to Group profit before taxation	44	94	120

Notes to the accounts—(Continued)

36 Interest in M&T Bank Corporation (continued)

The carrying value of the Group’s investment in M&T at 31 December 2009 was € 1,282 million (2008: € 1,534 million; 2007: € 1,401 million) after recording an impairment loss of € 200 million in June 2009. This has been assessed for impairment in accordance with IAS 36 – Impairment of Assets. The carrying value is compared to the recoverable amount, which is the higher of value in use or fair value less costs to sell of the investment in M&T. The market value of the investment based on quoted share price at 31 December 2009 is € 1,240 million (2008: € 1,101 million; 2007: € 1,479 million).

The value in use of the investment in M&T at 31 December 2009 is € 1,355 million. This has been determined based on the Group’s share of the cash flows expected to be generated by M&T. The value has been determined using management’s profit forecasts for 2010, extended to anticipate a recovery in the US economy and consequent reduction in credit losses through 2013. A pre tax risk discount rate of 12% has been applied to the cash flows and a compound growth rate of 4% has been assumed from 2011 onwards. The pre tax risk discount rate is calculated based on externally observable data in the market as well as management’s view of the appropriate risk premium to be applied to investments in the US banking industry. As the value in use is greater than the carrying value at 31 December 2009, it is considered that no further impairment is required at 31 December 2009.

The results of the valuation are sensitive to changes in the growth and discount rates. Changing the pre tax risk discount rate to 13% and the growth rate of 3% from 2011 into perpetuity would value the investment in M&T at € 1,075 million. If the pre tax risk discount rate was 11% and the growth rate 5%, the investment would be valued at € 1,825 million.

Both the share of income and impairment charge are disclosed under discontinued operations in note 18. The Group’s share for the year to 31 December 2009 was a net loss of € 156 million (2008: profit of € 94 million; 2007: profit of € 120 million).

37 Interest in Aviva Life Holdings Ireland Limited

The contribution of Aviva Life Holdings Ireland Limited (“ALH”) previously Hibernian Life Holdings Limited for the years ended 31 December 2009, 2008 and 2007 is included within share of results of associated undertakings as follows:

	2009 € m	Restated(1)	Restated(1)
		2008 € m	2007 € m
Share of income/(loss) of ALH	5	(19)	15
Amortisation of intangible assets	(8)	(1)	(2)

Share of (loss)/ income before taxation	(3)	(20)	13
Taxation attributable to policyholder returns	(9)	10	(3)

(Loss)/profit attributable to shareholders before taxation	(12)	(10)	10
Taxation	(1)	2	(1)

Included within associated undertakings	(13)	(8)	9

(1)	Restated due to change in accounting policy for insurance contracts – see Accounting Policies – Basis of preparation.

In addition to the amounts included within share of results of associated undertakings, the Group recognised fee income on the sale of ALH life insurance and investment products, through its distribution channels, amounting to € 21 million for the year ended 31 December 2009 (2008: € 34 million; 2007: € 49 million).

In the preparation of the 2009 Annual Financial Report, the Group has changed its method of accounting for insurance contracts from European Embedded Value (“EEV”) to Market Consistent Embedded Value (“MCEV”) principles. In the consolidated statement of financial position, the change had the impact of increasing the following line items: interests in associated undertakings; total assets; retained earnings; and total liabilities by € 26 million at 31 December 2007 and by € 31 million at 31 December 2008. In the consolidated income statement, the change had the impact of increasing the following line items: associated undertakings and profit before tax each by € 5 million in the year ended 31 December 2008 and each by € 3 million in the year ended 31 December 2007. The change in accounting policy increased basic earnings per share for the year ended 31 December 2008 by EUR 0.5 cent to EUR 83.4 cent and diluted earnings per share by EUR 0.5 cent to EUR 83.3 cent.

Notes to the accounts—(Continued)

37 Interest in Aviva Life Holdings Ireland Limited (continued)

The assets and liabilities of ALH at 31 December 2009, 2008 and 2007, accounted for in accordance with the accounting policies of the Group, are set out below:

		Restated(1)	Restated(1)
Summary of consolidated statement of financial position	2009 € m	2008 € m	2007 € m
Cash and placings with banks	1,251	1,548	1,420
Financial investments	9,198	8,064	10,837
Investment property	328	474	794
Property, plant and equipment	6	10	12
Reinsurance assets	1,238	1,852	1,983
Other assets	698	792	802

Total assets	12,719	12,740	15,848

Investment contract liabilities	5,928	5,285	7,015
Insurance contract liabilities	5,092	5,820	6,443
Other liabilities	564	416	1,114
Shareholders’ equity	1,135	1,219	1,276

Total liabilities and shareholders’ equity	12,719	12,740	15,848

(1)	Restated due to change in accounting policy for insurance contracts – see Accounting Policies – Basis of preparation.

The value in use of the investment in ALH has been determined by comparing the Group’s share of the MCEV of the company to the carrying value. The MCEV is calculated by projecting future cash flows of the business to present values using a risk free yield curve rate of 3.7%. Cash flows are projected using best estimates of demographic and economic variables; for example policyholders’ lapses are projected based on analysis of current behaviour. The Group’s share of the MCEV of ALH exceeded the book value at both 31 December 2009 and 2008.

38 Interests in Bulgarian American Credit Bank AD

On 29 August 2008, the Group completed the acquisition of a 49.99% interest in Bulgarian American Credit Bank (“BACB”). BACB is a specialist provider of secured finance to small and medium sized companies in Bulgaria. The consideration of € 216 million was paid in cash, together with acquisition costs of € 1 million.

The Group accounts for its interest in BACB as an associated company as the Group does not have the power to govern the financial and operating policies of BACB.

The Group’s share of the net assets of BACB have been recorded at fair value in accordance with the accounting policies of the Group. Acquisition accounting has been adopted in respect of the acquisition of BACB and the Group’s share of net assets, consideration given and goodwill arising on the transaction comprised:

€ m
Net assets of BACB at acquisition date	90
Fair value adjustments	(12)
78

Group share of net assets – 49.99%	39
Consideration given including costs	217

Goodwill arising on the acquisition of BACB	178

The exchange rate at the date of acquisition was € 1 = 1.9558 Bulgarian Lev. The adjustments reflect fair value adjustments and bringing BACB’s policies in respect of provisioning into line with those of AIB. Goodwill arising has been capitalised on the statement of financial position within the caption “Interests in associated undertakings”.

Notes to the accounts—(Continued)

38 Interests in Bulgarian American Credit Bank AD (continued)

Summary statement of financial position	2009 € m	2008 € m
Assets
Cash and balances at central banks	13	25
Derivative financial instruments	2	2
Loans and receivables to banks	56	36
Loans and receivables to customers	331	346
Financial instruments	3	4
Property plant and equipment	2	2
Other assets	5	4

Total assets	412	419

Liabilities
Deposits by banks	40	11
Customer accounts	99	122
Debt securities in issue	110	106
Other borrowed funds	55	82
Other liabilities	1	2
Shareholders’ equity	107	96

Total liabilities and shareholders’ equity	412	419

The Group’s share of income of BACB for the year to 31 December 2009 amounted to € 5 million (2008: € 3 million).

The carrying value, before impairment, of the Group’s investment in BACB at 31 December 2009 was € 168 million (2008: € 220 million). The fair market value of the investment at 31 December 2009 is € 55 million (2008: € 38 million). In accordance with IAS 36 – Impairment of Assets, this value is compared to the recoverable amount (higher of value in use and fair value less costs to sell) of the investment in BACB.

The value in use of the investment in BACB at 31 December 2009 has been determined based on the Group’s share of the cash flows expected to be generated by BACB. The value has been determined using management’s estimates for 2010 – 2015. A risk discount rate of 16% has been applied to the cash flows and a compound growth rate of 4% has been assumed from 2015 onwards. The discount rate is calculated based on externally observable data in the market as well as management’s view of the appropriate risk premium to be applied to investments in the Central and Eastern Europe banking industry. The growth rate is based on forecast long-term real GDP growth rates and historically high inflation rates.

This methodology valued BACB at € 60 million, and gave rise to an impairment charge of € 108 million for the year ended 31 December 2009 (2008: € 57 million). These values are sensitive to the cash flows projected for the period for which detailed forecasts are available, and to assumptions regarding the availability of funding and long-term sustainable pattern of cash flows thereafter.

The results of this valuation are sensitive to changes in the growth and discount rates. Changing the discount rate to 17% and the growth rate into perpetuity from 2015 to 3% would value the investment in BACB at € 56 million. If the discount rate was 15% and the growth rate 5% from 2015, the investment would be valued at € 65 million.

Both the share of income and impairment charge are disclosed under discontinued operations (note 18). The Group’s share for the year to 31 December 2009 was a net loss of € 103 million (2008: net loss of € 54 million).

Notes to the accounts—(Continued)

39 Investments in Group undertakings	2009 € m	2008 € m	2007 € m
Allied Irish Banks, p.l.c.
At 1 January	1,472	1,428	1,408
Additions	501	44	20
Redemptions	(4)	—	—

At 31 December	1,969	1,472	1,428

Of which:
Credit institutions	859	754	729
Other	1,110	718	699

Total – all unquoted	1,969	1,472	1,428

The investments in Group undertakings are included in the accounts on an historical cost basis. Investments in Group undertakings include € 300 million (2008: € 300 million; 2007: € 300 million) of subordinated debt.

Principal subsidiary undertakings incorporated in the Republic of Ireland	Nature of business
AIB Mortgage Bank*	Issue of mortgage covered securities
AIB Debt Management Limited	Financing and securities investment

*	Group interest is held directly by Allied Irish Banks, p.l.c.

The above subsidiary undertakings are incorporated in the Republic of Ireland and are wholly-owned unless otherwise stated. The issued share capital of each undertaking is denominated in ordinary shares.

All regulated banking entities are subject to regulations which require them to maintain capital ratios at agreed levels and so govern the availability of funds available for distribution.

AIB Mortgage Bank

AIB Mortgage Bank is a wholly-owned subsidiary of Allied Irish Banks, p.l.c. regulated by the Central Bank and Financial Services Authority of Ireland. Its principal purpose is to issue mortgage covered securities for the purpose of financing loans secured on residential property in accordance with the Asset Covered Securities Act, 2001.

On 13 February 2006, Allied Irish Banks, p.l.c. transferred its Irish branch originated residential mortgage business to AIB Mortgage Bank, amounting to € 13.6 billion in mortgage loans.

In March 2006 AIB Mortgage Bank launched a € 15 billion Mortgage Covered Securities Programme. As at 31 December 2009, the total amount of principal outstanding in respect of mortgage covered securities issued was € 10.5 billion (2008: € 12.9 billion; 2007: € 7.2 billion) of which € 4.7 billion was held by third parties (2008: € 7.2 billion) and € 5.8 billion by Allied Irish Banks, p.l.c. (2008: € 5.7 billion). At the same date, the total amount of principal outstanding in the covered assets pool including mortgage loans and cash was € 16.1 billion (2008: € 16.6 billion; 2007: € 12.4 billion).

As at 31 December 2009, 2008 and 2007, AIB Mortgage Bank had a Mortgage Backed Promissory Notes (“MBPN”) facility with the Central Bank and Financial Services Authority of Ireland, which was not in use at the year-end reporting date. This facility is referred to in more detail in note 43.

Principal subsidiary undertakings incorporated outside the Republic of Ireland		Nature of business
AIB Group (UK) p.l.c.		Banking and financial services
trading as First Trust Bank in Northern Ireland
trading as Allied Irish Bank (GB) in Great Britain
Registered office:	4 Queen’s Square, Belfast, BT1 3DJ

Bank Zachodni WBK S.A.		Banking and financial services
Registered office:	Rynek 9/11, 50-950 Wroclaw, Poland
(Ordinary shares of PLN 10 each – Group interest 70.4%)

The above subsidiary undertakings are wholly-owned unless otherwise stated. The registered office of each is located in the principal country of operation. The issued share capital of each undertaking is denominated in ordinary shares.

Notes to the accounts—(Continued)

39 Investments in Group undertakings (continued)

In presenting details of the principal subsidiary undertakings, the exemption permitted by the European Communities (Credit Institutions: Accounts) Regulations, 1992, has been availed of and, in accordance with the regulations, Allied Irish Banks, p.l.c. will annex a full listing of subsidiary undertakings to its annual return to the Companies Registration Office.

Guarantees given to subsidiaries by Allied Irish Banks, p.l.c.

Each of the companies listed below, and consolidated into these accounts, has availed of the exemption from filing its individual accounts as set out in Section 17 of the Companies (Amendment) Act 1986. In accordance with the Act, Allied Irish Banks, p.l.c. has irrevocably guaranteed the liabilities of these subsidiaries.

AIB Asset Management Holdings (Ireland) Limited	Allied Irish Nominees Limited

AIB Alternative Investment Services Limited	Blogram Limited

AIB Capital Management Holdings Limited	Eyke Limited

AIB Capital Markets plc	First Venture Fund Limited

AIB Corporate Banking Limited	Goodbody Corporate Finance

AIB Corporate Finance Limited	Goodbody Economic Consultants Limited

AIB Finance Limited	Goodbody Financial Services

AIB Fund Management Limited	Goodbody Holdings Limited

AIB International Financial Services Limited	Goodbody Pensioneer Trustees Limited

AIB International Leasing Limited	Goodbody Alternative Investment Management Limited

AIB Investment Managers Limited	Goodbody Stockbrokers

AIB Leasing Limited	Kahn Holdings

AIB Services Limited	Percy Nominees Limited

AIB Venture Capital Limited	PPP Projects Limited

Allied Combined Trust Limited	The Hire Purchase Company of Ireland Limited

Allied Irish Banks (Holdings & Investments) Limited	Webbing Ireland

Allied Irish Capital Management Limited

Allied Irish Finance Limited

Allied Irish Leasing Limited

Other subsidiary undertakings

Causeway Securities p.l.c.

In November 2008 AIB Group (UK) p.l.c. securitised Stg£ 2,222 million of UK originated residential mortgages to Causeway Securities p.l.c., a special purpose entity. Notes of Stg£ 2,222 million were issued by Causeway Securities p.l.c. to AIB Group (UK) p.l.c. to fund the purchase of beneficial interest in the residential mortgages. The securitisation structure supports the funding activities of the Group.

Clogher Securities Limited

In April 2009 Allied Irish Banks, p.l.c. securitised € 2,345 million of Republic of Ireland originated residential mortgages to Clogher Securities Limited, a special purpose entity. Notes of € 2,345 million were issued by Clogher Securities Limited to Allied Irish Banks, p.l.c. to fund the purchase of beneficial interest in the residential mortgages. The securitisation structure supports the funding activities of the Group.

Wicklow Gap Limited

In November 2009 Allied Irish Banks, p.l.c. securitised € 2,182 million of euro denominated corporate loan obligations and working capital to Wicklow Gap Limited, a special purpose entity. Notes of € 2,204 million were issued by Wicklow Gap Limited to Allied Irish Banks, p.l.c. to fund the purchase of these loan obligations, their accrued interest and an amount of future anticipated drawdowns and certain transaction fees. The securitisation structure will support the funding activities of the Group.

Whilst the loans/mortgages securitised have not been derecognised for Group reporting purposes, the investment in all three special purpose entities above have been eliminated on consolidation. In the case of Allied Irish Banks, p.l.c., the investment in both Clogher Securities Limited and Wicklow Gap Limited have been eliminated, whilst the loans/mortgages continue to be recognised.

Notes to the accounts—(Continued)

40 Intangible assets and goodwill

	2009				2008
Group	Goodwill € m	Software € m	Other € m	Total € m	Goodwill € m	Software € m	Other € m	Total € m
Cost
Balance at 1 January	462	639	11	1,112	399	523	6	928
Additions - internally generated	—	64	—	64	—	108	—	108
- externally purchased	—	16	—	16	—	42	—	42
Acquisition	—	—	—	—	15	—	8	23
Disposals	—	(5)	—	(5)	—	(11)	(2)	(13)
Exchange translation adjustments	5	2	—	7	48	(23)	(1)	24

Balance at 31 December	467	716	11	1,194	462	639	11	1,112

Amortisation/impairment
Balance at 1 January	25	308	5	338	10	277	5	292
Amortisation for period:
Continuing operations	—	61	2	63	—	47	3	50
Discontinued operations	—	9	—	9	—	8	—	8
Impairment for period:
Continuing operations	—	5	—	5	15	5	—	20
Disposals	—	(4)	—	(4)	—	(11)	(2)	(13)
Exchange translation adjustments	—	1	—	1	—	(18)	(1)	(19)

Balance at 31 December	25	380	7	412	25	308	5	338

Net book value at 31 December	442	336	4	782	437	331	6	774

	2007
Group	Goodwill € m	Software € m	Other € m	Total € m
Cost
Balance at 1 January	399	387	6	792
Additions - internally generated	—	78	—	78
- externally purchased	—	60	—	60
Disposals	—	(17)	—	(17)
Other movements	—	6	—	6
Exchange translation adjustments	—	9	—	9

Balance at 31 December	399	523	6	928

Amortisation/impairment
Balance at 1 January	10	228	4	242
Amortisation/impairment for period:
Continuing operations	—	40	1	41
Discontinued operations	—	19	—	19
Disposals	—	(17)	—	(17)
Exchange translation adjustments	—	7	—	7

Balance at 31 December	10	277	5	292

Net book value at 31 December	389	246	1	636

Internally generated intangible assets under construction amounted to € 79 million (2008: € 97 million; 2007: € 92 million). Internally generated software amounted to € 298 million (2008: € 221 million; 2007: € 128 million).

The goodwill relates to the acquisition of the holding in Bank Zachodni WBK S.A. (“BZWBK”). The investment in BZWBK which is quoted on a recognised stock exchange has been assessed for impairment at 31 December 2009, 2008 and 2007. The market value at 31 December 2009 of the shareholding in BZWBK S.A. of € 1.5 billion (2008: € 1.3 billion; 2007: € 3.6 billion) exceeds the carrying amount including goodwill of the investment by € 0.09 billion (2008: € 0.08 billion; 2007: € 2.3 billion). The remaining goodwill amounts which relate to unquoted investments, have been assessed for impairment through discounting projected cash flows with the resultant impairment charge, if any, recognised in the period.

Notes to the accounts—(Continued)

40 Intangible assets and goodwill (continued)

	2009				2008
Allied Irish Banks, p.l.c.	Goodwill € m	Software € m	Other € m	Total € m	Goodwill € m	Software € m	Other € m	Total € m
Cost
Balance at 1 January	15	477	11	503	—	353	3	356
Additions - internally generated	—	54	—	54	—	83	—	83
- externally purchased	—	14	—	14	—	40	—	40
Acquisition	—	—	—	—	15	1	8	24
Disposals	—	(4)	—	(4)	—	—	—	—

Balance at 31 December	15	541	11	567	15	477	11	503

Amortisation/impairment
Balance at 1 January	15	195	6	216	—	151	2	153
Amortisation for period	—	58	2	60	—	45	4	49
Impairment for period	—	4	—	4	15	—	—	15
Disposals	—	(3)	—	(3)	—	—	—	—
Exchange translation adjustments	—	—	—	—	—	(1)	—	(1)

Balance at 31 December	15	254	8	277	15	195	6	216

Net book value at 31 December	—	287	3	290	—	282	5	287

	2007
Allied Irish Banks, p.l.c.	Goodwill € m	Software € m	Other € m	Total € m
Cost
Balance at 1 January	—	234	3	237
Additions - internally generated	—	63	—	63
- externally generated	—	60	—	60
Disposals	—	(11)	—	(11)
Other movements	—	7	—	7

Balance at 31 December	—	353	3	356

Amortisation/impairment
Balance at 1 January	—	125	1	126
Amortisation for period	—	36	1	37
Disposals	—	(11)	—	(11)
Exchange translation adjustments	—	1	—	1

Balance at 31 December	—	151	2	153

Net book value at 31 December	—	202	1	203

Internally generated intangible assets under construction amounted to € 66 million (2008: € 74 million; 2007: € 75 million). Internally generated software amounted to € 226 million (2008: € 169 million).

AmCredit

The acquisition of 100% of the AmCredit mortgage business from the Baltic-American Enterprise Fund (“BalAEF”) was completed on 1 February 2008. The assets of the company consist principally of mortgages with a fair value at acquisition date of € 101 million. The company operates in Latvia, Estonia and Lithuania. The total consideration paid amounted to € 116 million giving rise to a provisional goodwill on acquisition of € 15 million, which was subsequently fully impaired.

Notes to the accounts—(Continued)

41 Property, plant & equipment

	Property			Equipment	Total
Group	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2009	350	82	164	622	1,218
Additions	11	4	13	36	64
Disposals	(4)	(1)	(1)	(20)	(26)
Reclassification to held for sale	(46)	(21)	—	—	(67)
Exchange translation adjustments	4	1	3	5	13

At 31 December 2009	315	65	179	643	1,202

Depreciation/impairment
Accumulated depreciation at 1 January 2009	84	19	92	420	615
Depreciation charge for the year:
Continuing operations	6	2	7	37	52
Discontinued operations	3	1	5	18	27
Disposals	(2)	—	(1)	(15)	(18)
Reclassification to held for sale	(13)	(4)	—	—	(17)
Exchange translation adjustments	2	—	2	3	7

At 31 December 2009	80	18	105	463	666

Net book value at 31 December 2009	235	47	74	180	536

	Property			Equipment	Total
Group	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2008	352	82	172	620	1,226
Additions	33	4	24	79	140
Disposals	(6)	(1)	(14)	(36)	(57)
Exchange translation adjustments	(29)	(3)	(18)	(41)	(91)

At 31 December 2008	350	82	164	622	1,218

Depreciation
Accumulated depreciation at 1 January 2008	85	18	102	413	618
Depreciation charge for the year:
Continuing operations	6	2	7	44	59
Discontinued operations	5	—	6	22	33
Disposals	(2)	—	(13)	(32)	(47)
Exchange translation adjustments	(10)	(1)	(10)	(27)	(48)

At 31 December 2008	84	19	92	420	615

Net book value at 31 December 2008	266	63	72	202	603

Notes to the accounts—(Continued)

41 Property, plant & equipment (continued)

	Property			Equipment	Total
Group	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2007	355	81	161	630	1,227
Transfers	(5)	(3)	—	(11)	(19)
Additions	10	6	26	86	128
Disposals	(11)	(1)	(13)	(89)	(114)
Exchange translation adjustments	3	(1)	(2)	4	4

At 31 December 2007	352	82	172	620	1,226

Depreciation
Accumulated depreciation at 1 January 2007	79	17	106	432	634
Transfers	1	(1)	(2)	3	1
Depreciation charge for the year:
Continuing operations	5	1	7	46	59
Discontinued operations	3	1	5	17	26
Disposals	(4)	—	(12)	(88)	(104)
Exchange translation adjustments	1	—	(2)	3	2

At 31 December 2007	85	18	102	413	618

Net book value at 31 December 2007	267	64	70	207	608

	Property			Equipment	Total
Allied Irish Banks, p.l.c.	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2009	192	74	69	395	730
Additions	9	4	10	25	48
Disposals	(1)	(1)	—	(11)	(13)
Reclassification to held for sale	(41)	(20)	—	—	(61)

At 31 December 2009	159	57	79	409	704

Depreciation/impairment
Accumulated depreciation at 1 January 2009	31	17	39	265	352
Depreciation charge for the year	6	2	5	35	48
Disposals	—	—	—	(8)	(8)
Reclassification to held for sale	(10)	(4)	—	—	(14)

At 31 December 2009	27	15	44	292	378

Net book value at 31 December 2009	132	42	35	117	326

Notes to the accounts—(Continued)

41 Property, plant & equipment (continued)

	Property			Equipment	Total
Allied Irish Banks, p.l.c.	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2008	164	71	79	369	683
Additions	29	4	5	42	80
Disposals	(1)	(1)	(14)	(15)	(31)
Exchange translation adjustments	—	—	(1)	(1)	(2)

At 31 December 2008	192	74	69	395	730

Depreciation
Accumulated depreciation at 1 January 2008	26	15	48	232	321
Depreciation charge for the year	5	2	5	45	57
Disposals	—	—	(13)	(12)	(25)
Exchange translation adjustments	—	—	(1)	—	(1)

At 31 December 2008	31	17	39	265	352

Net book value at 31 December 2008	161	57	30	130	378

	Property			Equipment	Total
Allied Irish Banks, p.l.c.	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2007	169	69	66	365	669
Transfers	(11)	(2)	1	(8)	(20)
Additions	10	5	14	57	86
Disposals	(4)	(1)	(1)	(44)	(50)
Exchange translation adjustments	—	—	(1)	(1)	(2)

At 31 December 2007	164	71	79	369	683

Depreciation
Accumulated depreciation at 1 January 2007	24	14	43	230	311
Transfers	(3)	(1)	1	2	(1)
Depreciation charge for the year	5	2	5	44	56
Disposals	—	—	—	(44)	(44)
Exchange translation adjustments	—	—	(1)	—	(1)

At 31 December 2007	26	15	48	232	321

Net book value at 31 December 2007	138	56	31	137	362

The net book value of property occupied by the Group for its own activities was € 348 million (2008: € 364 million; 2007: € 385 million). The net book value of property occupied by Allied Irish Banks, p.l.c. for its own activities was € 207 million (2008: € 225 million; 2007: € 220 million). Property leased to others had a book value of € 5 million (2008: € 7 million; 2007: € 6 million). Included in the carrying amount of property and equipment is expenditure recognised for both property and equipment in the course of construction amounting to € 3 million and € 7 million respectively (2008: € 30 million and € 12 million; 2007: € 7 million and € 16 million). In Allied Irish Banks, p.l.c., these amounts are € 2 million and € 1 million respectively (2008: € 23 million and Nil; 2007: € 5 million and € 3 million).

Notes to the accounts—(Continued)

	Group			Allied Irish Banks, p.l.c.
42 Deferred taxation	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Deferred tax assets:
Provision for impairment of loans and receivables	(65)	(62)	(68)	(1)	(12)	(14)
Amortised income	(26)	(27)	(27)	—	(4)	(4)
Available for sale securities	(16)	(75)	—	(44)	(100)	(26)
Retirement benefits	(112)	(148)	(77)	(73)	(129)	(31)
Temporary difference on provisions for future commitments in relation to the funding of Icarom plc (under Administration)	(4)	(5)	(6)	(4)	(5)	(6)
Cash flow hedges	—	—	(23)	—	—	(20)
Assets leased to customers	(33)	(15)	(8)	—	—	—
Unutilised tax losses	(381)	—	—	(407)	—	—
Other	(27)	(14)	(18)	(13)	(6)	(50)

Total gross deferred tax assets	(664)	(346)	(227)	(542)	(256)	(151)

Deferred tax liabilities:
Cash flow hedges	68	70	—	64	41	—
Assets leased to customers	—	—	3	—	—	—
Assets used in the business	13	30	27	9	27	23
Available for sale securities	—	—	3	—	—	—

Total gross deferred tax liabilities	81	100	33	73	68	23

Net deferred tax assets	(583)	(246)	(194)	(469)	(188)	(128)
Represented on the balance sheet as follows:
Deferred tax assets	(583)	(248)	(254)	(469)	(190)	(159)
Deferred tax liabilities	—	2	60	—	2	31

	(583)	(246)	(194)	(469)	(188)	(128)

For each of the years ended 31 December 2009, 2008 and 2007 full provision has been made for capital allowances and other temporary differences.

	Group			Allied Irish Banks, p.l.c.
Analysis of movements in deferred taxation	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
At 1 January	(246)	(194)	(256)	(188)	(128)	(148)
Exchange translation and other adjustments	(4)	25	(13)	(3)	7	(8)
Deferred tax through other comprehensive income	64	(86)	68	119	(118)	27
Income statement (note 17):
Continuing operations	(373)	10	7	(397)	51	1
Discontinued operations	(24)	(1)	—	—	—	—
	(397)	9	7	(397)	51	1

At 31 December	(583)	(246)	(194)	(469)	(188)	(128)

Deferred tax assets relating to unutilised tax losses and deductible temporary differences are recognised if it is probable that they can be offset against future taxable profits or other temporary differences. At 31 December 2009 capitalised deferred tax assets on tax losses and other temporary differences, net of deferred tax liabilities, totalled € 583 million (2008: € 246 million; 2007: € 194 million). The most significant tax losses arise in the Republic of Ireland tax jurisdiction and their utilisation is dependent on future taxable profits. The Directors have considered the assumptions underpinning the restructuring plan (see note 56 (v)) and have determined that future taxable profits will be available to absorb the deferred tax assets including the unutilised tax losses. Accordingly, it is considered that recoverability of the deferred tax asset is probable.

Temporary differences recognised in equity comprise of deferred tax on available for sale securities, cash flow hedges and actuarial gain/loss on retirement benefit schemes. Temporary differences recognised in the income statement comprise of provision for impairment of loans and receivables, amortised income, assets leased to customers, unutilised tax losses and assets used in the course of business.

Notes to the accounts—(Continued)

42 Deferred taxation (continued)

Net deferred tax assets of € 446 million (2008: € 98 million; 2007: € 119 million) are expected to be recovered after more than 12 months; Allied Irish Banks, p.l.c. € 419 million (2008: € 93 million; 2007: € 103 million). Deferred tax assets have not been recognised in respect of tax losses amounting to € 25.5 million (2008: € 26.6 million; 2007: € 3.1 million) and tax credits € 14.8 million (2008: € 8.8 million). Tax losses of € 0.5 million expire in 2011 and € 2.2 million expire in 2012 with no expiration date on a remaining amount of € 22.8 million. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits.

The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax liabilities have not been recognised amounted to Nil (2008: Nil).

The net deferred tax asset on items recognised directly in equity amounted to € 40 million (2008: € 154 million; 2007: € 89 million). Allied Irish Banks, p.l.c. € 64 million (2008: € 188 million; 2007: € 72 million).

Analysis of income tax relating to other comprehensive income

	2009
Group	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Loss for the period	(2,656)	322	(2,334)	79	(2,413)
Exchange translation adjustments	158	—	158	14	144
Net change in cash flow hedge reserve	(63)	2	(61)	—	(61)
Net change in fair value of available for sale financial securities	300	(62)	238	9	229
Net actuarial gains/(losses) in retirement benefit schemes	180	(6)	174	—	174
Recognised losses in associated undertakings	(40)	—	(40)	—	(40)

Total comprehensive income for the period	(2,121)	256	(1,865)	102	(1,967)

Attributable to:
Owners of the parent	(2,223)	256	(1,967)	—	(1,967)
Non-controlling interests	102	—	102	102	—

	(2,121)	256	(1,865)	102	(1,967)

	Restated(1) 2008
Group	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Profit for the period	1,034	(144)	890	118	772
Exchange translation adjustments	(655)	—	(655)	(57)	(598)
Net change in cash flow hedge reserve	771	(93)	678	(2)	680
Net change in fair value of available for sale financial securities	(461)	78	(383)	—	(383)
Net actuarial (losses)/gains in retirement benefit schemes	(807)	101	(706)	—	(706)
Recognised gains in associated undertakings	73	—	73	—	73

Total comprehensive income for the period	(45)	(58)	(103)	59	(162)

Attributable to:
Owners of the parent	(104)	(58)	(162)	—	(162)
Non-controlling interests	59	—	59	59	—

	(45)	(58)	(103)	59	(162)

(1)	Restated due to change in accounting policy for insurance contracts – see Accounting policies – Basis of preparation.

Notes to the accounts—(Continued)

	Group			Allied Irish Banks, p.l.c.
43 Deposits by banks	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Securities sold under agreements to repurchase	24,381	8,609	7,911	22,213	8,127	7,603
Other borrowings from banks	8,952	16,969	22,478	40,055	44,059	47,074
	33,333	25,578	30,389	62,268	52,186	54,677

Of which:
Due to third parties				30,787	24,588	29,329
Due to subsidiary undertakings				31,481	27,598	25,348
				62,268	52,186	54,677

Of which:
Domestic offices	29,017	22,663	27,264
Foreign offices	4,316	2,915	3,125
	33,333	25,578	30,389
Amounts include:
Due to associated undertakings	—	—	—	—	—	—

Securities sold under agreements to repurchase are secured by Irish Government stock, US Treasury, US Government agency and other marketable securities and mature within six months. Included within this is € 16.5 billion (2008: Nil) of non-government securities. Allied Irish Banks, p.l.c.; € 9.6 billion (2008: Nil).

The carrying amount of financial assets pledged as security for liabilities amounted to € 32,444 million (2008: € 16,182 million; 2007: € 9,347 million). Allied Irish Banks, p.l.c. € 29,951 million (2008: € 15,543 million; 2007: € 8,857 million).

At 31 December 2009, 2008 and 2007 no deposits by credit institutions are secured by way of charge to the Central Bank and Financial Services Authority of Ireland (“CBFSAI”). Under the terms of the Mortgage Backed Promissory Note (“MBPN”) programme with the CBFSAI, obligations are secured by way of a first floating charge to the CBFSAI over all its right, title, interest and benefit, in loans and receivables to customers. Otherwise than with the prior written consent of the CBFSAI, the Group had pledged under the terms of the floating charge to maintain the assets so charged free from any encumbrance and otherwise than in the ordinary course of business not to sell, transfer, lend or otherwise dispose of any part of the charged assets.

	Group			Allied Irish Banks, p.l.c.
44 Customer accounts	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Current accounts	21,652	21,528	25,136	12,248	12,263	14,577
Demand deposits	9,193	8,370	9,101	7,897	7,127	7,386
Time deposits	53,108	62,705	47,070	52,552	58,600	43,816
Securities sold under agreements to repurchase	—	1	1	—	—	—

	83,953	92,604	81,308	72,697	77,990	65,779

Of which:
Non-interest bearing current accounts
Domestic offices	5,895	6,198	7,560	5,895	6,198	7,560
Foreign offices	1,788	1,570	2,325	165	131	198
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	46,115	53,455	42,464	55,385	60,829	46,776
Foreign offices	30,155	31,381	28,959	11,252	10,832	11,245
	83,953	92,604	81,308	72,697	77,990	65,779

Of which:
Due to third parties				59,662	66,217	55,207
Due to subsidiary undertakings				13,035	11,773	10,572
				72,697	77,990	65,779
Amounts include:
Due to associated undertakings	1,333	1,393	22	1,306	1,368	6

Notes to the accounts—(Continued)

	Group			Allied Irish Banks, p.l.c.
45 Trading portfolio financial liabilities	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Debt securities:
Government securities	22	109	180	22	109	180
Equity instruments – listed	1	2	14	—	—	—

	23	111	194	22	109	180

	Group			Allied Irish Banks, p.l.c.
46 Debt securities in issue	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Bonds and medium term notes:
European medium term note programme	15,510	9,641	12,553	15,510	9,641	12,553
Bonds and other medium term notes	4,740	7,211	7,259	—	—	—
	20,250	16,852	19,812	15,510	9,641	12,553
Other debt securities in issue:
Commercial paper	5,036	5,912	2,987	2,383	1,685	302
Commercial certificates of deposit	5,368	15,050	19,067	5,368	15,050	19,067
	10,404	20,962	22,054	7,751	16,735	19,369

	30,654	37,814	41,866	23,261	26,376	31,922

	Group			Allied Irish Banks, p.l.c.
47 Other liabilities	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Notes in circulation	434	379	488	—	—	—
Items in transit	311	235	237	114	35	32
Purchase of securities awaiting settlement	1,485	581	119	1,153	581	119
Creditors	33	65	109	2	16	20
Future commitments in relation to the funding of Icarom(1)	34	41	51	34	41	51
Fair value of hedged liability positions	338	365	(79)	69	189	(77)
Other	390	492	548	225	280	285

	3,025	2,158	1,473	1,597	1,142	430

(1)

The provision represents the present value of the cost of the future commitments arising under the 1992 agreement in relation to the funding of Icarom. A discount rate of 1.71% was applied in the year ended 31 December 2009 (2008: 3.45%; 2007: 4.23%) in discounting the cost of the future commitments arising under this agreement. The undiscounted amount was € 34.4 million (2008: € 46 million; 2007: € 57 million). The unwinding of the discount on the provision amounted to € 2.3 million (2008: € 1.6 million; 2007: € 2.3 million).

Notes to the accounts—(Continued)

48 Provisions for liabilities, commitments and other provisions	Liabilities and commitments € m	Other provisions € m	Total € m
Group
At 1 January 2009	23	62	85
Exchange translation adjustment	—	2	2
Amounts charged to income statement:
Continuing operations	(10)	5	(5)
Discontinued operations	12	4	16
Amounts written back to income statement:
Continuing operations	11	(2)	9
Discontinued operations	(12)	(13)	(25)
Provisions utilised	—	(6)	(6)

At 31 December 2009	24	52	76

Group
At 1 January 2008	27	47	74
Exchange translation adjustment	2	(8)	(6)
Amounts charged to income statement:
Continuing operations	—	8	8
Discontinued operations	8	23	31
Amounts written back to income statement:
Continuing operations	(4)	(4)	(8)
Discontinued operations	(6)	(1)	(7)
Provisions utilised	(4)	(3)	(7)

At 31 December 2008	23	62	85

Group
At 1 January 2007	38	55	93
Exchange translation adjustment	—	(2)	(2)
Amounts charged to income statement:
Continuing operations	—	(2)	(2)
Discontinued operations	—	11	11
Amounts written back to income statement:
Continuing operations	(7)	(6)	(13)
Discontinued operations	(1)	(5)	(6)
Provisions utilised	(3)	(4)	(7)

At 31 December 2007	27	47	74

Allied Irish Banks, p.l.c.
At 1 January 2009	20	30	50
Amounts charged to income statement	1	4	5
Amounts written back to income statement	—	(2)	(2)
Provisions utilised	(1)	(4)	(5)

At 31 December 2009	20	28	48

Allied Irish Banks, p.l.c.
At 1 January 2008	24	30	54
Amounts charged to income statement	—	3	3
Amounts written back to income statement	(4)	—	(4)
Provisions utilised	—	(3)	(3)

At 31 December 2008	20	30	50

Allied Irish Banks, p.l.c.
At 1 January 2007	35	41	76
Amounts written back to income statement	(9)	(6)	(15)
Provisions utilised	(2)	(5)	(7)

At 31 December 2007	24	30	54

Notes to the accounts—(Continued)

48 Provisions for liabilities, commitments and other provisions (continued)

Provisions recognised within liabilities and commitments include amounts in respect of other contingencies including provisions in respect of losses expected under off-balance sheet items. Provisions recognised within other provisions include amounts in respect of: onerous lease contracts; restructuring and re-organisation costs; repayments to customers; and legal claims. The total expected to be settled within one year amounts to € 40 million (2008: € 68 million; 2007: € 36 million). Allied Irish Banks, p.l.c. € 27 million (2008: € 45 million; 2007: € 19 million).

49 Subordinated liabilities and other capital instruments	Notes		2009 € m	2008 € m	2007 € m
Allied Irish Banks, p.l.c.
Undated loan capital			189	692	813
Dated loan capital			4,261	2,970	2,651
US$ 250m non-cumulative preference shares			—	—	169
			4,450	3,662	3,633

Subsidiary undertakings
Perpetual preferred securities			136	864	972

			4,586	4,526	4,605

Undated loan capital
Allied Irish Banks, p.l.c.
US$ 100m Floating Rate Primary Capital Perpetual Notes	(a	)	69	72	68
€ 200m Fixed Rate Perpetual Subordinated Notes	(b	)	54	200	200
Stg£ 400m Perpetual Callable Step-Up Subordinated Notes	(c	)	66	420	545
			189	692	813

Subsidiary undertakings – perpetual preferred securities
Stg£ 350m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative
Perpetual Preferred Securities	(d	)	41	366	475
€ 500m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative
Perpetual Preferred Securities	(e	)	95	498	497
			136	864	972

			325	1,556	1,785

Dated loan capital
Allied Irish Banks, p.l.c.
European Medium Term Note Programme:
€ 200m Floating Rate Notes due June 2013	(f	)	—	—	200
US$ 400m Floating Rate Notes due July 2015	(g	)	278	287	272
€ 400m Floating Rate Notes due March 2015	(h	)	400	400	400
€ 500m Callable Step-up Floating Rate Notes due 2017	(i	)	499	499	499
€ 869m Fixed Rate Notes due June 2019	(j	)	803	—	—
Stg£ 368m Fixed Rate Notes due June 2019	(k	)	387	—	—
Stg£ 700m Callable Fixed/Floating Rates Notes due July 2023	(l	)	787	733	—
Stg£ 500m Callable Fixed/Floating Rate Notes due March 2025	(m	)	563	525	682
Stg£ 350m Callable Fixed/Floating Rate Notes due November 2030	(n	)	394	367	477
JPY 20bn Callable Step-up Fixed/Floating Rate Notes due March 2042	(o	)	150	159	121

			4,261	2,970	2,651

Notes to the accounts—(Continued)

49 Subordinated liabilities and other capital instruments (continued)

Analysis of maturity dated loan capital	2009 € m	2008 € m	2007 € m
The dated loan capital outstanding is repayable as follows:
In one year or less	—	—	—
Between 1 and 2 years	—	—	—
Between 2 and 5 years	—	—	—
In 5 years or more	4,261	2,970	2,651

	4,261	2,970	2,651

The loan capital of the Group and its subsidiaries is unsecured and is subordinated in right of payment to the ordinary creditors, including depositors, of the Group and its subsidiaries.

The Group redeemed certain of the subordinated liabilities and other capital instruments in June 2009, details of which are set out below and in note 7. During 2009 the European Commission indicated that, in line with its policy and pending its assessment of the Group restructuring plan (see note 56 (v)), the Group should not make coupon payments on its tier 1 and tier 2 capital instruments unless under a binding legal obligation to do so (see note 56 (vi)).

Undated loan capital – Allied Irish Banks, p.l.c.

(a)	The US$ 100 million Floating Rate Primary Capital Perpetual Notes, with interest payable quarterly, have no final maturity but may be redeemed at par at the option of the Bank, on each coupon payment date, with the prior approval of the Central Bank and Financial Services Authority of Ireland (‘the Financial Regulator’).

(b)	The € 200 million Fixed Rate Perpetual Subordinated Notes, with interest payable annually at a rate of 6.20% up to 3 August 2009, and with interest payable quarterly at a rate of 2.25% per annum above 3 month EURIBOR thereafter, have no final maturity but may be redeemed at the option of the Bank, with the prior approval of the Financial Regulator, on each coupon payment date on or after 3 August 2009. At 31 December 2009, €53.8 million remained outstanding following the redemption in June 2009 of €146.2 million of the subordinated notes (see note 7).

(c)	The Stg£ 400 million Perpetual Callable Step-Up Subordinated Notes with interest payable annually up to 1 September 2015 and with interest payable quarterly thereafter, have no final maturity but may be redeemed at the option of the Bank, with the prior approval of the Financial Regulator, on 1 September 2015 and every interest payment date thereafter. At 31 December 2009, Stg£ 58.6 million remained outstanding following the redemption in June 2009 of Stg£ 341.4 million of the subordinated notes (see note 7).

Undated loan capital, subsidiary undertakings – perpetual preferred securities

The Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (‘Preferred Securities’) were issued through Limited Partnerships. The Preferred Securities were issued at par, have the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (“AIB”), have no fixed final redemption date and the holders have no rights to call for the redemption of the Preferred Securities. The substitution of the Preferred Securities with fully paid non-cumulative preference shares issued by the Guarantor is subject, in particular cases, to certain events and conditions that are beyond the control of both the Guarantor and the holders of the Preferred Securities.

The distributions on the Preferred Securities are non-cumulative. The Board of Directors has the discretion not to pay a distribution on the Preferred Securities, unless the Preferred Securities no longer qualify as regulatory capital resources of AIB, and AIB is in compliance with its capital adequacy requirements.

In the event of the dissolution of the Limited Partnerships, holders of Preferred Securities will be entitled to receive a liquidation preference in an amount equal to the distributions that those holders would have received in a dissolution of AIB at that time, if they had held, instead of the Preferred Securities, non-cumulative preference shares issued directly by AIB, having the same liquidation preference as the Preferred Securities, and ranking junior to all liabilities of AIB including subordinated liabilities.

Notes to the accounts—(Continued)

49 Subordinated liabilities and other capital instruments (continued)

(d)	The distributions on the Stg£ 350 million Preferred Securities (“LP3”) are payable at a rate of 6.271% semi-annually until 14 June 2016 and thereafter at a rate of 1.23% per annum above 3 month LIBOR, payable quarterly. The coupon on LP3 which was due to be paid on 14 December 2009 was not paid (see note 56 (vi)).

The LP3 Preferred Securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Financial Regulator (i) upon the occurrence of certain events or (ii) on or after 14 June 2016.

At 31 December 2009, Stg£ 36.6 million remained outstanding following the redemption in June 2009 of Stg£ 312.1 million of the preferred securities (see note 7).

(e)	The distributions on the € 500 million Preferred Securities (“LP2”) are payable at a rate of 5.142% per annum until 16 June 2016 and thereafter at a rate of 1.98% per annum above 3 month LIBOR, payable quarterly.

The LP2 preferred securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Financial Regulator (i) upon the occurrence of certain events or (ii) on or after 16 June 2016. At 31 December 2009, € 95 million remained outstanding following the redemption in June 2009 of € 403 million of the preferred securities (see note 7).

Dated loan capital

The dated loan capital in this section issued under the European Medium Term Note Programme is subordinated in right of payment to the ordinary creditors, including depositors, of the Group.

(f)	The € 200 million Floating Rate Notes due June 2013 were redeemed on 12 June 2008.

(g)	The US$ 400 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling on or after July 2010.

(h)	The € 400 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling on or after March 2010.

(i)	The € 500 million Callable Subordinated Step-Up Floating Rate Notes with interest payable quarterly may be redeemed in whole but not in part on any interest payment date falling on or after 24 October 2012.

(j)	The € 869 million Subordinated Notes with interest paid annually in arrears, at a rate 12.5% per annum until maturity in June 2019.

(k)	The Stg£ 368 million Subordinated Notes with interest paid annually in arrears, at a rate 12.5% per annum until maturity in June 2019.

(l)	The Stg£ 700 million Callable Dated Subordinated Fixed/Floating Rate Notes with interest paid semi-annually in arrears, at a rate of 7.875% per annum until June 2018. The notes may be redeemed, in whole but not in part, on any quarterly interest payment date falling on or after June 2018 during which period the floating rate will be 3.5% above 3 month sterling Libor.

(m)	The Stg£ 500 million Subordinated Callable Fixed/Floating Rate Notes, with interest payable annually, up to 10 March 2020 at a rate of 5.25% and with interest payable quarterly thereafter at a rate of 1.28% above 3 month sterling Libor may be redeemed, in whole but not in part on any interest payment date falling on or after 10 March 2020.

(n)	The Stg£ 350 million Callable Fixed/Floating Rate Notes, with interest payable annually in arrears on 26 November in each year, at a rate of 5.625% up to November 2025. The notes may be redeemed, in whole but not in part, on the 26 November 2025 and on each interest payment date thereafter during which period the floating rate will be 1.45% above 3 month sterling Libor.

(o)	The Japanese Yen (“JPY”) 20 billion Callable Subordinated Step-up Fixed/Floating Rate Notes, with interest payable semi annually at a rate of 2.75% up to March 2037 and with interest payable semi annually thereafter at a rate of 0.78% above JPY Libor, are redeemable in whole but not in part on any interest payment date falling on or after 8 March 2037.

In all cases, redemption prior to maturity is subject to the necessary prior approval of the Financial Regulator. There is no exchange exposure as the proceeds of these notes are retained in their respective currencies.

Notes to the accounts—(Continued)

50 Share capital

	Authorised			Issued
	2009 m	2008 m	2007 m	2009 m	2008 m	2007 m
Ordinary share capital
Ordinary shares of € 0.32 each	1,860.0	1,160.0	1,160.0	918.4	918.4	918.4

Preference share capital
2009 Non cumulative preference shares of € 0.01 each	3,500.0	—	—	3,500.0	—	—
Non cumulative preference shares of € 1.27 each	200.0	200.0	200.0	—	—	—
Non cumulative preference shares of Stg£ 1 each	200.0	200.0	200.0	—	—	—
Non cumulative preference shares of US$ 25	20.0	20.0	20.0	—	—	—
Non cumulative preference shares of Yen 175	200.0	200.0	200.0	—	—	—

On 13 May 2009 the authorised share capital of the company was increased by the creation of (i) 700,000,000 new ordinary shares of €0.32 each and (ii) 3,500,000,000 non-cumulative preference shares of €0.01 each.

The company issued to the National Pension Reserve Fund Commission (“NPRFC”) 3,500,000,000 preference shares of €0.01 (see note 56 (ii)) (the ‘2009 Preference Shares’) giving rise to the receipt of €3,500 million, before costs, of which €35 million is recorded in the share capital; €3,315 million is recorded in share premium; and €150 million is recorded in other equity interests (see note 53), representing the fair value of the warrants issued to the NPRFC as an integral part of the investment by the NPRFC. Full details of the terms of the preference shares and related warrants are set out in note 56 (ii).

Share capital	2009 € m	2008 € m	2007 € m
Ordinary share capital	294	294	294
Preference share capital	35	—	—

	329	294	294

Share premium	2009 € m	2008 € m	2007 € m
Ordinary share premium	1,693	1,693	1,693
2009 Preference Shares:
Excess of issue price over the nominal value	3,315	—	—
Issue costs	(33)	—	—
	3,282	—	—

	4,975	1,693	1,693

Structure of the Company’s share capital as at 31 December 2009	Authorised share capital %	Issued share capital %
Class of share
Ordinary shares	35	89
Preference shares	65	11

Notes to the accounts—(Continued)

50 Share capital (continued)

Capital resources

The following table shows AIB’s capital resources at 31 December 2009, 2008 and 2007.

	2009 € m	Restated(1) 2008 € m	Restated(1) 2007 € m
Shareholders’ equity(2)	10,709	8,969	9,853
Non-controlling interests in subsidiaries	626	1,344	1,351
Preference shares	—	—	169
Perpetual preferred securities	136	864	972
Undated capital notes	189	692	813
Dated capital notes	4,261	2,970	2,651

Total capital resources	15,921	14,839	15,809

(1)	Restated due to change in accounting policy for insurance contracts.
(2)	Includes other equity interests.

Notes to the accounts—(Continued)

51 Analysis of movements in reserves in other comprehensive income

	2009			2008
Continuing operations	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m
Foreign currency translation reserves
Reclassification of exchange translation adjustment on a foreign operation	—	—	—	—	—	—
Change in foreign currency translation	15	—	15	(65)	—	(65)

Total	15	—	15	(65)	—	(65)

Cash flow hedging reserves
Fair value (losses)/gains transferred to income statement	(480)	58	(422)	34	(4)	30
Fair value gains/(losses) taken to equity	411	(54)	357	746	(90)	656

Total	(69)	4	(65)	780	(94)	686

Available for sale securities reserves
Fair value losses/(gains) transferred to income statement	(214)	42	(172)	(76)	11	(65)
Fair value gains/(losses) taken to equity	507	(100)	407	(304)	44	(260)

Total	293	(58)	235	(380)	55	(325)

	2009			2008
Discontinued operations	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m
Foreign currency translation reserves
Change in foreign currency translation	143	—	143	(590)	—	(590)

Total	143	—	143	(590)	—	(590)

Cash flow hedging reserves
Fair value gains/(losses) transferred to income statement	3	(1)	2	—	—	—
Fair value gains/(losses) taken to equity	3	(1)	2	(9)	1	(8)

Total	6	(2)	4	(9)	1	(8)

Available for sale securities reserves
Fair value gains/(losses) transferred to income statement	4	(2)	2	(28)	8	(20)
Fair value gains/(losses) taken to equity	3	(2)	1	(53)	15	(38)

Total	7	(4)	3	(81)	23	(58)

Notes to the accounts—(Continued)

52 Own shares

Share repurchases

During 2009, no ordinary shares were issued by the Company from its pool of Treasury Shares to the Trustees of the employees’ profit sharing schemes. At the 2008 Annual General Meeting, shareholders granted authority for the Company, or any subsidiary, to make market purchases of up to 91.8 million ordinary shares of the Company, subject to the terms and conditions set out in the relevant resolution. During 2008, ordinary shares previously purchased under a similar authority, and held as Treasury Shares, were re-issued as follows:

	2009	2008	2007
At 1 January	35,680,114	37,799,004	42,778,079
Shares re-issued under:
AIB Share Option Schemes	—	(24,500)	(2,672,825)
Allfirst Financial Stock Option Plan	—	—	(20,000)
AIB Approved Employee Profit Sharing Schemes	—	(2,094,390)	(2,286,250)
	—	(2,118,890)	(4,979,075)

At 31 December	35,680,114	35,680,114	37,799,004

The cost of share repurchases less proceeds of shares reissued has been charged to revenue reserves. The shares issued during 2008 to participants in the AIB share option schemes were issued at prices of € 11.98, € 12.60, € 13.30 and € 13.55 per share. The consideration received for these shares was € 0.3 million.

Employee share schemes and trusts

The Group sponsors a number of employee share plans whereby purchases of shares are made in the open market to satisfy commitments under the schemes.

At 31 December 2009, 1.7 million shares (2008 1.9 million; 2007 1.4 million) were held by trustees with a book value of € 24.1 million (2008: € 23.8 million; 2007: € 23.1 million), and a market value of € 2.1 million (2008: € 3.3 million; 2007: € 22.4 million). The book value is deducted from the profit and loss account reserve while the shares continue to be held by the Group.

The Group sponsors SAYE schemes for eligible employees in the UK, the Isle of Man and Channel Islands. The trustees of the schemes have borrowed funds from Group companies, interest free, to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. These shares are used to satisfy commitments arising under the schemes. The trustees receive dividends on the shares which are used to meet the expenses. The cost of providing these shares is charged to the income statement on a systematic basis over the period that the employees are expected to benefit. At 31 December 2009, 1.5 million shares (2008: 1.5 million; 2007: 1.0 million) were held by the trustees with a book value of € 21.8 million (2008: € 19.5 million; 2007: € 18.9 million) and a market value of € 1.8 million (2008: € 2.5 million; 2007: € 15.6 million).

In 2001, the AIB Group Employee Share Trust was established to satisfy commitments arising under the AIB Group Long-Term Incentive Plan (“LTIP”). Funds were provided to the trustees to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. The trustees have waived their entitlement to dividends. At 31 December 2009, 0.01 million shares (2008:0.2 million; 2007:0.2 million) were held by the trustees with a book value of € 0.1 million (2008: € 2.1 million; 2007: € 2.1 million) and a market value of € 0.02 million (2008: € 0.3 million; 2007: € 3.1 million).

Prior to its disposal to M&T Bank Corporation, Allfirst Financial, Inc. sponsored the Allfirst Stock Option Plans, for the benefit of key employees of Allfirst. At 31 December 2002, Allfirst had lent US$ 178 million to a trust to enable it to purchase Allied Irish Banks, p.l.c. ordinary shares in the form of American Depositary Shares in the open market. The shares purchased are used to satisfy options which have been granted to Allfirst employees. Proceeds of option exercises are used to repay the loan to the trust. Under the terms of the trust, the trustees receive dividends on the shares which are used to meet the expenses of the trust. A similar scheme operated for certain eligible employees of AIB’s US operations. At 31 December 2009, 0.2 million (2008: 0.2 million; 2007: 0.2 million) ordinary shares were held by the trust with a cost of € 2.2 million (2008: € 2.2 million; 2007: € 2.1 million) and a market value of € 0.3 million (2008: € 0.4 million; 2007: € 3.6 million).

Subsidiary companies

Certain subsidiary companies may hold shares in AIB for customer facilitation and in the normal course of business. In 2009, 1.7 million shares (2008: 0.2 million shares; 2007: Nil ) were held for this purpose. The cost of purchasing these shares is deducted from the profit and loss account reserve.

Notes to the accounts—(Continued)

52 Own shares (continued)

The accounting treatment is not intended to affect the legal characterisation of the transaction or to change the situation at law achieved by the parties to it. Thus, the inclusion of the shares as a deduction against shareholders’ funds on the Group statement of financial position does not imply that they have been purchased by the company as a matter of law.

53 Other equity interests	2009 € m	2008 € m	2007 € m
Reserve capital instruments (“RCI”)	497	497	497
Redemption of RCI (note 7)	(258)	—	—
Fair value of Warrants attaching to 2009 Preference Shares	150	—	—

	389	497	497

In February 2001, Reserve Capital Instruments (“RCIs”) of € 500 million were issued by Allied Irish Banks, p.l.c. at an issue price of 100. 069%. The RCIs are perpetual securities and have no maturity date. The RCIs are redeemable, in whole but not in part, at the option of the Bank and with the agreement of the Financial Regulator (i) upon the occurrence of certain events, or (ii) on or after 28 February 2011, an authorised officer having reported to the Trustees within the previous six months that a solvency condition is met.

The RCIs bear interest at a rate of 7.50% per annum from (and including) 5 February 2001 to (but excluding) 28 February 2011 and thereafter at 3.33% per annum above three month EURIBOR, reset quarterly.

At 31 December 2009, € 239 million remained outstanding following the redemption in June 2009 of € 258 million of the RCI (see note 7).

The rights and claims of the RCI holders and the coupon holders are subordinated to the claims of the senior creditors and the senior subordinated creditors of the issuer. In the event of a winding up of the issuer, the RCI holders will rank pari passu with the holders of the classes of preference shares (if any) from time to time issued by the issuer and in priority to all other shareholders. The coupon on the RCI which was due to be paid on 28 February 2010 was not paid (see note 56(vi)).

54 Non-controlling interests in subsidiaries	2009 € m	2008 € m	2007 € m
Equity interest in subsidiaries	437	354	361
Non-cumulative Perpetual Preferred Securities	189	990	990

	626	1,344	1,351

Non-cumulative Perpetual Preferred Securities

The € 1 billion Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (‘Preferred Securities’) were issued through a Limited Partnership (“LPI”) at par and have the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (“AIB”). The Preferred Securities have no fixed final redemption date and the holders have no rights to call for the redemption of the Preferred Securities. At 31 December 2009, € 189 million remained outstanding following the redemption in June 2009 of € 801 million of the Preferred Securities (see note 7).

The Preferred Securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Financial Regulator (i) upon the occurrence of certain events, or (ii) on or after 17 December 2014, subject to the provisions of the Limited Partnership Act, 1907.

Distributions on the Preferred Securities are non-cumulative. The distributions are payable at a rate of 4.781% per annum up to 17 December 2014 and thereafter at the rate of 1.10% per annum above 3 month EURIBOR, reset quarterly. The discretion of the Board of Directors of AIB to resolve that a distribution should not be paid is unfettered. The coupon on the Preferred Securities which was due to be paid on 17 December 2009 was not paid (see note 56(vi)).

In the event of the dissolution of the Limited Partnership, holders of Preferred Securities will be entitled to receive a liquidation preference in an amount equal to the distributions that those holders would have received in a dissolution of AIB at that time, if they had held, instead of the Preferred Securities, non-cumulative preference shares issued directly by AIB, having the same liquidation preference as the Preferred Securities, and ranking junior to all liabilities of AIB including subordinated liabilities.

Notes to the accounts—(Continued)

55 Memorandum items: contingent liabilities and commitments

In the normal course of business, the Group is a party to financial instruments with off-balance sheet risk to meet the financing needs of customers.

These instruments involve, to varying degrees, elements of credit risk which are not reflected in the consolidated statement of financial position. Credit risk is defined as the possibility of sustaining a loss because the other party to a financial instrument fails to perform in accordance with the terms of the contract.

The Group’s maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

The Group uses the same credit control and risk management policies in undertaking off-balance sheet commitments as it does for on balance sheet lending.

The following tables give, for the Group and Allied Irish Banks, p.l.c., the nominal or contract amounts of contingent liabilities and commitments.

	Contract amount
Group	2009 € m	2008 € m	2007 € m
Contingent liabilities(1)
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	6,232	7,146	5,628
Other contingent liabilities	735	1,044	1,393
	6,967	8,190	7,021

Commitments(2) (3)
Documentary credits and short-term trade-related transactions	73	242	378
Undrawn note issuance and revolving underwriting facilities	1	1	121
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year	9,538	10,241	11,073
1 year and over	7,568	9,765	12,143
	17,180	20,249	23,715

	24,147	28,439	30,736

	Contract amount
Allied Irish Banks, p.l.c.	2009 € m	2008 € m	2007 € m
Contingent liabilities(1)
Guarantees and irrevocable letters of credit	5,391	6,217	4,560
Other contingent liabilities	589	872	1,009
	5,980	7,089	5,569

Commitments(2) (3)
Documentary credits and short-term trade-related transactions	46	62	123
Undrawn note issuance and revolving underwriting facilities	1	1	—
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year	7,425	8,294	8,415
1 year and over	5,731	6,349	8,858
	13,203	14,706	17,396

	19,183	21,795	22,965

(1)	Contingent liabilities are off-balance sheet products and include guarantees, standby letters of credit and other contingent liability products such as performance bonds.
(2)

A commitment is an off-balance sheet product, where there is an agreement to provide an undrawn credit facility. The contract may or may not be cancelled unconditionally at any time without notice depending on the terms of the contract.

(3)	Of which € 252 million (Allied Irish Banks, p.l.c.; € 252 million) are commitments relating to financial assets held for sale to NAMA.

Notes to the accounts—(Continued)

55 Memorandum items: contingent liabilities and commitments (continued)

	Contingent liabilities						Commitments
Group	2009 € m		2008 € m		2007 € m		2009 € m	2008 € m	2007 € m
Concentration of exposure
Republic of Ireland	1,171		1,584		2,406		11,570	12,949	13,088
United Kingdom	889		1,046		1,568		2,068	2,629	5,184
Poland	213		162		165		1,548	2,310	2,214
United States of America	4,678		5,375		2,873		1,513	1,908	3,087
Rest of the world	16		23		9		481	453	142

Total	6,967		8,190		7,021		17,180	20,249	23,715

	Contingent liabilities						Commitments
Aillied Irish Banks, p.l.c.	2009 € m		2008 € m		2007 € m		2009 € m	2008 € m	2007 € m
Concentration of exposure
Republic of Ireland	1,257		1,664		2,561		10,864	12,037	12,421
United Kingdom	29		27		126		345	308	1,746
United States of America	4,678		5,375		2,873		1,513	1,908	3,087
Rest of the world	16		23		9		481	453	142

Total(1)	5,980	(1)	7,089	(1)	5,569	(1)	13,203	14,706	17,396

(1)	Included in exposure to Allied Irish Banks, p.l.c. are amounts relating to Group subsidiaries of € 86 million (2008: € 86 million; 2007: € 177 million).

There exists a contingent liability to repay in whole or in part grants received on equipment leased to customers if certain events set out in the agreements occur.

Allied Irish Banks, p.l.c. has given guarantees in respect of the liabilities of certain of its subsidiaries and has also given guarantees to the satisfaction of the relevant regulatory authorities for the protection of the depositors of certain of its banking subsidiaries in the various jurisdictions in which such subsidiaries operate.

The credit rating of contingent liabilities and commitments as at 31 December 2009 and 2008 is set out below.

Masterscale grade

Group	2009 € m	2008 € m
1 to 3	7,723	8,549
4 to 10	11,216	14,294
11 to 13	813	355
Unrated	4,395	5,241

	24,147	28,439

Allied Irish Banks, p.l.c.	2009 € m	2008 € m
1 to 3	7,663	8,289
4 to 10	9,323	10,733
11 to 13	592	237
Unrated	1,605	2,536

	19,183	21,795

Legal Proceedings

AIB Group is not, nor has been involved in, nor are there, so far as the Company is aware, pending or threatened by or against AIB Group any legal or arbitration proceedings, including governmental proceedings, which may have, or have had during the previous twelve months, a significant effect on the financial position or profitability of AIB Group.

Notes to the accounts—(Continued)

55 Memorandum items: contingent liabilities and commitments (continued)

TARGET 2 – Gross settlement system

During 2008, Allied Irish Banks, p.l.c. migrated to the TARGET 2 system, which is the new wholesale payment infrastructure for credit institutions across Europe. TARGET 2 is a real time gross settlement system for large volume interbank payments in euro. The following disclosures relate to the charges arising as a result of the migration to TARGET 2.

On 15 February 2008, a first floating charge was placed in favour of the Central Bank and Financial Services Authority of Ireland (“CBFSAI”) over all Allied Irish Banks, p.l.c.’s right, title, interest and benefit, present and future, in and to: (i) the balances now or at any time standing to the credit of Allied Irish Banks, p.l.c.’s account held as a TARGET 2 participant with the CBFSAI (‘the Charged Property’); and (ii) certain segregated securities (‘the Charged Property’) listed in an Eligible Securities Schedule kept by Allied Irish Banks, p.l.c. for the purpose of participating in TARGET 2.

These floating charges contain a provision whereby during the subsistence of the security, otherwise than with the prior written consent of the CBFSAI, Allied Irish Banks, p.l.c. shall:

(a)	not create or attempt to create or permit to arise or subsist any encumbrance on or over the charged property or any part thereof; or

(b)	not, otherwise than in the ordinary course of business, sell, transfer, lend or otherwise dispose of the charged property or any part thereof or attempt or agree to do so whether by means of one or a number of transactions related or not and whether at one time or over a period of time.

56 Summary of the relationship with the Irish Government

In response to the decline in financial markets that began in 2008, the Irish Government took steps to stabilise the Irish banking industry and its participants, including the Group. These steps included:

(i)	The Credit Institutions (Financial Support) Scheme 2008 (‘CIFS Scheme’);

(ii)	The National Pension Reserve Fund Commission (“NPRFC”) Investment;

(iii)	The Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (‘ELG Scheme’); and

(iv)	National Asset Management Agency (“NAMA”).

The actions set out above gave the Minister for Finance (‘the Minister’) and/or the Financial Regulator rights and powers over AIB (and other financial institutions) in respect of various matters including: (i) the acquisition of shares in any other credit institution or financial institution, or the establishment of subsidiaries or the acquisition of new business or businesses which would increase the liability of the Government under the guarantee; (ii) certain dated subordinated debt covered by the guarantee, including the maintenance of solvency ratios during the guarantee period; (iii) the preparation of a restructuring plan which, inter alia, assesses AIB’s viability over time; details how AIB intends to minimise and repay State Aid; and sets out how AIB will limit distortion of competition caused by the receipt of State Aid; (iv) the appointment of non-executive directors to its board (three such directors have been nominated by the Minister for Finance and appointed to the Board); (v) changes to the Board where the Board does not contain an appropriate balance between executive and non-executive directors; (vi) the appointment of persons to attend all meetings of the remuneration, audit, credit and risk committees of AIB; (vii) restructure its executive management responsibilities, strengthen its management capacity and improve its corporate governance; (viii) declaration and payment of dividends; (ix) restrictions in relation to directors’ and executives’ remuneration and termination payments; (x) buy-backs or redemptions of its shares; (xi) submission of reports and certificates of compliance with the CIFS scheme; (xii) the manner in which the Group extends credit to first time buyers of residential premises, small to medium enterprises (“SMEs”) and to other customers; and (xiii) restrictions over the manner in which AIB can deal with its NAMA assets.

The Financial Regulator, in consultation with the Minister, must impose conditions regulating the commercial conduct of AIB, having regard to capital ratios, market share and the Group’s balance sheet growth. AIB must take steps to comply with any liquidity, solvency and capital ratios that the Financial Regulator, following consultation with the Minister, may direct.

AIB must comply with targets set for AIB by the Financial Regulator, in consultation with the Minister, such as loan/deposit targets and wholesale funding/total liabilities targets. AIB may also be required to limit its exposure to certain sectors, customers or connected persons where it is in the public interest and in the interests of financial stability and the maintenance of confidence in the banking system.

AIB has also agreed to consult with the Minister prior to taking any material action which may be reasonably expected to have a public interest dimension.

Further details of the financial support received from the Irish Government are set out in (i) to (iv) below. The Group also submitted a restructuring plan to the European Commission, an unintended consequence of which involves the deferral of coupon payments on certain debt and equity instruments (see (v) and (vi) below). These Irish Government measures and the ability of the European Commission to influence the future composition of the Group’s businesses, are significant factors that may influence our future results and financial condition.

Notes to the accounts—(Continued)

56 Summary of the relationship with the Irish Government (continued)

The Irish Government, by virtue of the guarantee scheme and the issue of the € 3.5 billion preference shares to the NPRFC is a related party to AIB (see note 64).

(i) The Credit Institutions (Financial Support) Scheme 2008

The CIFS Scheme gives effect to the bank guarantee announced by the Irish Government on 30 September 2008. Under the CIFS Scheme, the Minister for Finance guarantees certain types of liabilities of certain participating institutions, including AIB and certain of its subsidiaries, for a two-year period from 30 September 2008. If AIB defaults in respect of a guaranteed liability during the period of the guarantee, the Minister commits to pay to the creditor an amount equal to that liability. There is no monetary cap on the guarantee and it covers all guaranteed liabilities of AIB which become due for payment up to 29 September 2010. AIB is obliged to pay a quarterly charge to the Irish Government for the guarantee.

To progressively reduce the risk to the Exchequer under the guarantee, AIB must: (i) appropriately manage the Group’s balance sheet in a manner consistent with the CIFS Scheme and the need to avoid significant distortion of financial flows; (ii) put in place improved structures to ensure long-term stability of funding; (iii) improve liquidity, solvency and capital ratios in circumstances where that is required; and (iv) take measures to minimise any risk of recourse to the guarantee as directed by the Governor of the Central Bank and the Financial Regulator, after consultation with the Minister.

If, in the opinion of the Minister, AIB is in breach of its obligations under the CIFS Scheme in a manner that is material in the context of the provisions of the guarantee, the Minister may increase the charge payable by AIB, impose additional unspecified conditions on AIB or revoke the guarantee (but may not do so retrospectively).

The Minister may revoke, in whole or in part, the guarantee to a participating institution in certain circumstances. If the Minister revokes the guarantee provided to AIB, all of AIB’s fixed-term guaranteed liabilities outstanding at that time would nevertheless continue to have the full benefit of the guarantee up to 29 September 2010 or their maturity, whichever is earlier, and all guaranteed liabilities, including on-demand deposits, will be protected by notice of at least 90 days prior to any financial institution being removed from the CIFS Scheme.

(ii) National Pension Reserve Fund Commission (“NPRFC”) Investment (see also note 50)

On 13 May 2009, in implementing the Government’s recapitalisation of AIB, the Group issued: (i) € 3.5 billion of core tier 1 securities in the form of non-cumulative redeemable preference shares (the ‘2009 Preference Shares’) and (ii) 294,251,819 warrants over ordinary shares (the ‘2009 Warrants’), to the NPRFC for an aggregate subscription price of € 3.5 billion. The NPRF, the Government’s national pensions reserve fund, is controlled by the NPRFC and managed by the National Treasury Management Agency (“NTMA”).

2009 Preference shares

The shares carry a fixed non cumulative dividend at a rate of 8% per annum, payable annually in arrears at the discretion of AIB. If a cash dividend is not paid, AIB must issue bonus ordinary shares to the holders of the 2009 Preference Shares by capitalising its reserves. The issue of bonus shares can be deferred by AIB, but the holders of 2009 Preference Shares will acquire voting rights at general meetings of AIB equivalent to the voting rights that would have attached to the bonus shares if they had been issued. The dividend may not be deferred beyond the date on which AIB (a) pays a cash dividend on the 2009 Preference Shares, the Perpetual Preferred Securities issued by LPI, or on the Ordinary Shares; or (b) redeems or purchases any of the 2009 Preference Shares, the Perpetual Preferred Securities issued by LPI, or Ordinary Shares.

The 2009 Preference Shares may be purchased or redeemed at the option of AIB, in whole or in part, from distributable profits and/or the proceeds of an issue of shares constituting core tier 1 capital, for the first five years after the date of issue for the subscription price of € 1.00 per share and thereafter at redemption or purchase price of 125 per cent of the subscription price, subject at all times to the consent of the Financial Regulator.

The NPRFC has the right to appoint directly 25 per cent. of the directors of AIB and has voting rights equal to 25 per cent. of all votes capable of being cast by shareholders on a poll at a general meeting of the Group on shareholder resolutions relating to: (i) the appointment, reappointment or removal of Directors; and (ii) a change of control of AIB or a sale of all or substantially all of its business. In relation to item (i) above, the 25 per cent. voting rights entitlement is inclusive of the voting rights of all Government entities in respect of any ordinary shares they may hold.

To the extent that the NPRFC holds ordinary shares, it is not restricted from exercising its voting rights in respect of such ordinary shares at a general meeting of the Group.

The 2009 Preference Shares are freely transferable in minimum lots of 50,000 shares. However, the voting rights attaching to the 2009 Preference Shares, the right to appoint directors to the board of AIB (both as described above) and the veto over certain share capital-related resolutions (as described below) are not transferable, as those rights are exercisable only by a Government Preference Shareholder.

Notes to the accounts—(Continued)

56 Summary of the relationship with the Irish Government (continued)

The 2009 Warrants

In conjunction with the issue of the 2009 Preference Shares, the Group issued 294,251,819 Warrants to the NPRFC. Each warrant entitles the holder to subscribe for one ordinary share of Allied Irish Banks, p.l.c. The Warrants are exercisable in the period between the fifth and tenth anniversary of the date on which the Preference Shares were issued (or earlier if a third party proposes to acquire control of the Group). The Warrants comprise 155,780,375 Core Tranche Warrants with an exercise price of € 0.975 per share and 138,471,444 Secondary Tranche Warrants with an exercise price of € 0.375 per share.

The Warrants are not transferable, except to a Government entity, without the prior written consent of the Group and will not be listed or quoted on any stock exchange. The NPRFC will be entitled to exercise no more than 50% of the voting rights attaching to any ordinary shares issued as a result of exercising the Warrants. If those ordinary shares are transferred to any person other than a Government entity, full voting rights will attach to those shares.

For so long as the NPRFC holds 2009 Preference Shares or 2009 Warrants, subject to certain exceptions, the consent of the Minister will be required for the passing of certain share capital resolutions of the Company, being resolutions relating to: (i) an increase in the authorised share capital; (ii) a re-issue of Treasury Shares; (iii) the issue of any shares; or (iv) the redemption, consolidation, conversion or sub-division of the share capital.

(iii) The Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009

On 21 January 2010, Allied Irish Banks, p.l.c., including its international branches and subsidiaries, AIB Group (UK) p.l.c., AIB Bank (CI) Limited and Allied Irish Banks North America Inc., became participating institutions for the purposes of the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009, the (‘ELG Scheme’).

The ELG Scheme came into effect on 9 December 2009 and the National Treasury Management Agency was appointed the ELG scheme operator by the Minister for Finance. The ELG Scheme is intended to facilitate the ability of credit institutions in Ireland to issue debt securities and take deposits with a maturity after September 2010 on either a guaranteed or unguaranteed basis. All liabilities guaranteed under the CIFS Scheme as at the date an institution joins will remain unconditionally and irrevocably guaranteed under and in accordance with the terms of the CIFS Scheme. Eligible liabilities under the ELG Scheme comprise any of the following liabilities:

•	all deposits (to the extent not covered by deposit protection schemes in Ireland (other than the CIFS Scheme) or in any other jurisdiction);

•	senior unsecured certificates of deposit;

•	senior unsecured commercial paper; and

•	other senior unsecured bonds and notes.

Eligible liabilities must not have a maturity in excess of five years and must be incurred during the period from the commencement date of the ELG Scheme to 29 September 2010 (subject to six month review and approval under EU state aid rules).

From the time that a participating institution joins the proposed ELG Scheme, only covered liabilities of that participating institution (as defined in the CIFS Scheme) in existence or contracted for prior to that time will continue to be guaranteed under the CIFS Scheme. All such then-existing covered liabilities will remain guaranteed until 29 September 2010 under the CIFS Scheme. From the time that a participating institution joins the proposed ELG Scheme, any liabilities incurred or contracted for thereafter by that participating institution may be guaranteed under the ELG Scheme only.

The European Central Bank’s pricing recommendations on government guarantees for bank debt dated 20 October 2008 will apply to liabilities guaranteed under the ELG scheme.

(iv) Participation in the National Asset Management Agency (“NAMA”)

On 7 April 2009, the Minister for Finance announced the Government’s intention to establish a national asset management agency. On 22 November 2009, the NAMA Act was enacted providing for the establishment of the National Asset Management Agency (“NAMA”). The participation of AIB in the NAMA programme was approved by shareholders at an Extraordinary General Meeting held on 23 December 2009. The purposes of the NAMA Act include the restoration of stability to the banking system and the facilitation of restructuring of credit institutions of systemic importance to the Irish economy. Allied Irish Banks, p.l.c. and each of its subsidiaries was designated a participating institution under the Act on 12 February 2010. BZWBK and its subsidiaries was excluded from the designation. Based on Government statements, eligible asset regulations and its ongoing interaction with NAMA, the Group estimates that NAMA may acquire from AIB land and development loans and certain associated loans with a value of up to approximately € 23.2 billion on a gross loan basis (i.e. before taking account of € 4.2 billion of loan loss provisions) together with related derivatives and accrued interest of € 0.2 billion.

The consideration for the NAMA assets acquired from AIB will comprise the issue to AIB of NAMA bonds and subordinated NAMA bonds, the nominal value of which will be equal to the agreed purchase price of the NAMA Assets.

Notes to the accounts—(Continued)

56 Summary of the relationship with the Irish Government (continued)

(v) AIB restructuring plan

On 12 November 2009 AIB submitted a restructuring plan to the Irish Government in compliance with the European Commission Decision on State Aid N241 / 2009 - Ireland - recapitalisation of Allied Irish Bank by the Irish State of 13 May 2009. Paragraph 86 of that Decision records the commitment by Ireland to notify a restructuring plan in respect of Allied Irish Banks, p.l.c. to the European Commission.

The requirement to submit a restructuring plan to the Minister for Finance of Ireland follows the € 3.5 billion recapitalisation arising out of the NPRFC Investment that took place on 13 May 2009; that plan ultimately requires approval by the European Commission. The criteria and specific circumstances which trigger the obligation to present a restructuring plan refer, in particular, but not exclusively, to where a distressed bank has been recapitalised by the State which exceeds 2% of the bank’s risk weighted assets. In this regard the € 3.5 billion recapitalisation is in excess of 2% of AIB’s risk weighted assets.

In preparing its plan, AIB has taken account of the European Commission’s explanation of the principles that underlie the approach to the restructuring of financial institutions, namely that, first and foremost, restructuring should lead to the restoration of viability in the longer term without State aid; that, secondly, restructuring should be accompanied, to the extent possible, by adequate burden sharing by capital and other stakeholders; and that thirdly, measures should be identified to minimise distortions of competition.

A review of the restructuring plan by the European Commission for Competition, The Irish Government’s Department of Finance, and the Central Bank and Financial Services Authority of Ireland is underway and AIB will continue to work with these institutions to finalise the restructuring plan. AIB anticipates that the finalised plan will be approved by the European Commission in 2010.

(vi) Deferral of coupon payments

During 2009 the European Commission (“EC”) indicated that, in line with its policy and pending its assessment of the Group restructuring plan, the Group should not make coupon payments on its tier 1 and tier 2 capital instruments unless under a binding legal obligation to do so.

The Group agreed to this request by the EC and resolved that under the terms of the Stg£ 350 million Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities of AIB UK 3 LP which has the benefit of a subordinated guarantee of AIB (“the LP 3 Preferred Securities”) that the non-cumulative distribution on these securities, which otherwise would have been paid on 14 December 2009, would not be paid.

The effect of this decision by the Group was to trigger the ‘Dividend Stopper’ provisions of the LP 3 Preferred Securities, which precluded the Group for a period of one calendar year from and including 14 December 2009, from declaring and paying any distribution or dividend on its ‘Junior Share Capital’, an expression which, at the moment, comprises the Group’s ordinary shares (“the Ordinary Shares”) and the Irish Government € 3.5 billion preference shares (“the Preference Shares”) issued on 13 May 2009 to the National Pensions Reserve Fund Commission of Ireland. The Group is similarly precluded, for the same period of time, from declaring and paying any distribution or dividend (or, where applicable, is bound to procure that no distribution or dividend is declared or paid) on any ‘Parity Security’, an expression which at the moment, comprises the Group’s 7.5% Step-up Callable Perpetual Reserve Capital Instruments (“the RCIs”) on which an annual Coupon Payment was due on 28 February 2010, the Fixed Rate/Floating Rate Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities issued by AIB UK I LP (“the LP 1 Preferred Securities”) on which an annual non-cumulative distribution was due on 17 December 2009 and the Fixed Rate/Floating Rate Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities issued by AIB UK 2 LP (“the LP 2 Preferred Securities”) on which an annual non-cumulative distribution would otherwise be due on 16 June 2010.

Were the Dividend Stopper to remain in force, the Group would be precluded from paying the dividend due on the Preference Shares on 13 May 2010. Under these circumstances, in accordance with the terms of the Preference Shares, the NPRFC would become entitled to be issued, at a date in the future, a number of Ordinary Shares related to the cash amount of the dividend that would otherwise have been payable.

Notes to the accounts—(Continued)

57 Fair value of financial instruments

The term ‘financial instruments’ includes both financial assets and financial liabilities. The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The Group’s accounting policy for the determination of fair value of financial instruments is set out in accounting policy number 17.

Readers of these financial statements are advised to use caution when using the data in the table below to evaluate the Group’s financial position or to make comparisons with other institutions. Fair value information is not provided for items that do not meet the definition of a financial instrument. These items include intangible assets such as the value of the branch network and the long-term relationships with depositors, premises and equipment and shareholders’ equity. These items are material and accordingly, the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at 31 December 2009.

The valuation of financial instruments, including loans and receivables, involves the application of judgement and estimation. Market and credit risks are key assumptions in the estimation of the fair value of loans and receivables. During the year, AIB has observed adverse changes in the credit quality of its borrowers, with increasing delinquencies and defaults across a range of sectors. The volatility in financial markets and the illiquidity that is evident in these markets has reduced the demand for many financial instruments and this creates a difficulty in estimating the fair value for loans to customers. AIB has estimated the fair value of its loans to customers taking into account market risk and the changes in credit quality of its borrowers.

		2009		2008		2007
	Notes	Carrying amount € m	Fair value € m	Carrying amount € m	Fair value € m	Carrying amount € m	Fair value € m

Financial assets
Cash and balances at central banks	b	4,382	4,382	2,466	2,466	1,264	1,264
Items in course of collection	b	251	251	272	272	383	383
Financial assets held for sale to NAMA	a,c	19,212	16,362	—	—	—	—
Trading portfolio financial assets	a	296	296	401	401	8,256	8,256
Derivative financial instruments	a	6,071	6,071	7,328	7,328	4,557	4,557
Loans and receivables to banks	d	9,093	9,093	6,266	6,299	9,465	9,540
Loans and receivables to customers	e	103,341	100,465	129,489	124,261	127,603	127,517
Financial investments available for sale	a	25,336	25,336	29,024	29,024	20,984	20,984
Financial investments held to maturity	f	1,586	1,606	1,499	1,521	—	—
Fair value hedged asset positions	g	6	—	8	—	3	—

Financial liabilities
Deposits by banks	h	33,333	33,328	25,578	25,602	30,389	30,392
Customer accounts	h	83,953	84,136	92,604	92,778	81,308	81,269
Financial liabilities held for sale to NAMA	a	3	3	—	—	—	—
Trading portfolio financial liabilities	a	23	23	111	111	194	194
Derivative financial instruments	a	5,520	5,520	6,468	6,468	4,142	4,142
Debt securities in issue	i	30,654	30,922	37,814	37,547	41,866	41,669
Subordinated liabilities and other capital instruments	i	4,586	3,469	4,526	3,240	4,605	4,148
Fair value hedged liability positions	g	338	—	365	—	(79)	—

Notes to the accounts—(Continued)

57 Fair value of financial instruments (continued)

Notes

Financial instruments recorded at fair value in the financial statements

(a)	Financial instruments reported at fair value include trading portfolio financial assets and financial liabilities, derivative financial instruments and financial investments available for sale. The fair value of trading and available for sale debt securities, together with quoted equity shares are based on quoted prices or bid/offer quotations sourced from external securities dealers, where these are available on an active market. Where securities and derivatives are traded on an exchange, the fair value is based on prices from the exchange. The fair value of unquoted equity shares, debt securities not quoted in an active market, and over-the-counter derivative financial instruments is calculated using valuation techniques, as described in accounting policy number 17. Our valuation techniques for derivatives do not currently include an adjustment attributable to our own credit risk, as we concluded that such an adjustment was not appropriate given credit enhancements such as posted collateral and based on our experience in the market of transacting at market prices.

Financial instruments with fair value information presented separately in the notes to the financial statements

(b)	The fair value of these financial instruments is considered equal to the carrying value. These instruments are either carried at market value or have minimal credit losses.

(c)	The financial assets held for sale to NAMA are measured on the same basis in the balance sheet as prior to their classification as held for sale. The NAMA Assets will be valued on a loan-by-loan basis, using the valuation methodology specified in the NAMA Act and in the associated regulations. The Minister for Finance has provided guidance that an average industry discount of 30% to the gross value of the NAMA Assets has been estimated, although there can be no assurance that this will be the case. The fair value presented in the table is based on a discount of 30% to gross value.

(d)	The fair value of loans and receivables to banks are estimated using discounted cash flows applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.

(e)	The Group provides lending facilities of varying rates and maturities to corporate and personal customers. Valuation techniques are used in estimating the fair value of loans, primarily using discounted cash flows, applying market rates where practicable. Other valuation techniques which may be used include using recent arm’s length market transactions and reference to fair value of another similar instrument. The fair value of fixed rate loans is calculated by discounting expected cash flows using discount rates that reflect the credit and interest rate risk in the portfolio. In addition to the assumptions set out above under valuation techniques, regarding cash flows and discount rates, a key assumption for the loans and receivables is that the carrying amount of variable rate loans approximates to market value where there was no significant change in the credit risk of the borrower.

(f)	The fair value of financial instruments held to maturity is based on quoted market prices.

(g)	The fair value of the hedged asset and liability positions are included in the fair value of the relevant assets and liabilities being hedged.

(h)	The fair value of current accounts and deposit liabilities which are repayable on demand, or which re-price frequently, approximates to their book value. The fair value of all other deposits and other borrowings is estimated using discounted cash flows applying either market rates, where applicable, or interest rates currently offered by the Group.

(i)	The estimated fair value of subordinated liabilities and other capital instruments, and debt securities in issue, is based on quoted prices where available, or where these are unavailable, are estimated using valuation techniques using observable market data.

Commitments pertaining to credit-related instruments

Details of the various credit-related commitments entered into by the Group and other off-balance sheet financial guarantees are included in note 55. Fees for these instruments may be billed in advance or in arrears on an annual, quarterly or monthly basis. In addition, the fees charged vary on the basis of instrument type and associated credit risk. As a result, it is not considered practicable to estimate the fair value of these instruments because each customer relationship would have to be separately evaluated.

Notes to the accounts—(Continued)

57 Fair value of financial instruments (continued)

Fair value hierarchy

The following table sets out, by financial instrument measured at fair value, the valuation methodologies(1) adopted in the financial statements as at 31 December 2009 and 2008.

	2009
Group	Level 1 € m	Level 2 € m	Level 3 € m	Total € m

Financial assets
Derivative financial instruments held for sale to NAMA	—	125	—	125
Trading portfolio financial assets	288	—	8	296
Derivative financial instruments	—	6,063	8	6,071
Financial investments available for sale - debt securities	12,429	9,754	2,826	25,009
- equity securities	53	33	241	327

	12,770	15,975	3,083	31,828

Financial liabilities
Derivative financial instruments held for sale to NAMA	—	3	—	3
Trading portfolio financial liabilities	23	—	—	23
Derivative financial instruments	—	5,513	7	5,520

	23	5,516	7	5,546

	2009
Allied Irish Banks, p.l.c.	Level 1 € m	Level 2 € m	Level 3 € m	Total € m

Financial assets
Derivative financial instruments held for sale to NAMA	—	125	—	125
Trading portfolio financial assets	120	—	—	120
Derivative financial instruments	—	5,465	—	5,465
Financial investments available for sale - debt securities	9,537	9,748	2,806	22,091
- equity securities	34	17	36	87

	9,691	15,355	2,842	27,888

Financial liabilities
Derivative financial instruments held for sale to NAMA	—	3	—	3
Trading portfolio financial liabilities	22	—	—	22
Derivative financial instruments	—	5,104	—	5,104

	22	5,107	—	5,129

	2008
Group	Level 1 € m	Level 2 € m	Level 3 € m	Total € m

Financial assets
Trading portfolio financial assets	391	—	10	401
Derivative financial instruments	—	7,328	—	7,328
Financial investments available for sale - debt securities	11,162	13,994	3,581	28,737
- equity securities	34	25	228	287

	11,587	21,347	3,819	36,753

Financial liabilities
Trading portfolio financial liabilities	111	—	—	111
Derivative financial instruments	1	6,467	—	6,468

	112	6,467	—	6,579

(1)	Valuation methodologies in the fair value hierarchy:
(a)	quoted market prices (unadjusted) - Level 1;
(b)	valuation techniques which use observable market data - Level 2; and
(c)	valuation techniques which use unobservable market data - Level 3.

Notes to the accounts—(Continued)

57 Fair value of financial instruments (continued)

Reconciliation of balances in Level 3 of the fair value hierarchy:

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

	2009
	Financial assets					Financial liabilities
	Trading portfolio € m	Derivatives € m	AFS		Total € m	Derivatives € m	Total € m
Group			Debt securities € m	Equity securities € m
At 1 January 2009	10	—	3,581	228	3,819	—	—
Transfers into Level 3	—	63	173	22	258	15	15
Total gains or losses
- in profit or loss	(2)	(42)	—	(4)	(48)	(6)	(6)
- in other comprehensive income	—	—	(113)	(7)	(120)	—	—
Purchases	—	—	18	3	21	—	—
Sales	—	—	—	(1)	(1)	—	—
Settlements	—	(13)	(833)	—	(846)	(2)	(2)

At 31 December 2009	8	8	2,826	241	3,083	7	7

	2009
	Financial assets					Financial liabilities
	Trading portfolio € m	Derivatives € m	AFS		Total € m	Derivatives € m	Total € m
Allied Irish Banks, p.l.c.			Debt securities € m	Equity securities € m
At 1 January 2009	—	—	3,581	27	3,608	—	—
Transfers into Level 3	—	—	—	10	10	—	—
Total gains or losses
- in profit or loss	—	—	—	(1)	(1)	—	—
- in other comprehensive income	—	—	(116)	—	(116)	—	—
Settlements	—	—	(659)	—	(659)	—	—

At 31 December 2009	—	—	2,806	36	2,842	—	—

Transfers into Level 3 occurred because the market prices for these instruments became unobservable.

(Losses) included in profit or loss for the period in the above tables are presented in the income statement and are recognised as:

	Group	Allied Irish Banks, p.l.c.
	2009 € m	2009 € m
Net trading income	(38)	—
Other	(4)	(1)

Total	(42)	(1)

(Losses) for the period included in the income statement relating to financial assets and liabilities held at the end of the reporting period:

	Group	Allied Irish Banks, p.l.c.
	2009 € m	2009 € m
Net trading income	(2)	—
Other	(3)	—

Total	(5)	—

Notes to the accounts—(Continued)

57 Fair value of financial instruments (continued)

Sensitivity of Level 3 measurements

The implementation of valuation techniques involves a considerable degree of judgement. While the Group believes its estimates of fair value are appropriate, the use of different measurements or assumptions could lead to different fair values. The following table sets out the impact of using reasonably possible alternative assumptions:

	2009
	Level 3
	Effect on income statement		Effect on other comprehensive income
Group	Favourable € m	Unfavourable € m	Favourable € m	Unfavourable € m
Classes of financial assets
Trading portfolio financial assets	—	(2)	—	—
Financial investments available for sale - debt securities	—	—	272	(470)
- equity securities	—	(2)	4	—

Total	—	(4)	276	(470)

	2009
	Level 3
	Effect on income statement		Effect on other comprehensive income
Allied Irish Banks, p.l.c.	Favourable € m	Unfavourable € m	Favourable € m	Unfavourable € m
Classes of financial assets
Trading portfolio financial assets	—	—	—	—
Financial investments available for sale - debt securities	—	—	272	(470)
- equity securities	—	—	—	—

Total	—	—	272	(470)

In relation to debt securities, changing the credit spread assumptions have the impacts set out above.

Day 1 gain or loss:

No difference existed between the fair value at initial recognition of financial instruments and the amount that was determined at that date using a valuation technique incorporating significant unobservable data.

Notes to the accounts—(Continued)

58 Classification and measurement of financial assets and financial liabilities

	2009
	At fair value through profit and loss		At fair value through equity		At amortised cost			Total
Group	Held for trading € m	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Held to maturity € m	Other € m	€ m

Financial assets
Cash and balances at central banks	—	—	—	—	3,564	—	818	4,382
Items in the course of collection	—	—	—	—	251	—	—	251
Financial assets held for sale to NAMA	125	—	—	—	19,030	—	57	19,212
Trading portfolio financial assets	296	—	—	—	—	—	—	296
Derivative financial instruments	4,634	526	911	—	—	—	—	6,071
Loans and receivables to banks	—	—	—	—	9,093	—	—	9,093
Loans and receivables to customers	—	—	—	—	103,341	—	—	103,341
Financial investments available for sale	—	—	—	25,336	—	—	—	25,336
Financial investments held to maturity	—	—	—	—	—	1,586	—	1,586
Other financial assets	—	—	—	—	—	—	664	664

	5,055	526	911	25,336	135,279	1,586	1,539	170,232

Financial liabilities
Deposits by banks	—	—	—	—	—	—	33,333	33,333
Customer accounts	—	—	—	—	—	—	83,953	83,953
Financial liabilities held for sale to NAMA	3	—	—	—	—	—	—	3
Trading portfolio financial liabilities	23	—	—	—	—	—	—	23
Derivative financial instruments	4,860	393	267	—	—	—	—	5,520
Debts securities in issue	—	—	—	—	—	—	30,654	30,654
Subordinated liabilities and other capital instruments	—	—	—	—	—	—	4,586	4,586
Other financial liabilities	—	—	—	—	—	—	2,193	2,193

	4,886	393	267	—	—	—	154,719	160,265

Notes to the accounts—(Continued)

58 Classification and measurement of financial assets and financial liabilities (continued)

	2008
	At fair value through profit and loss		At fair value through equity		At amortised cost			Total
Group	Held for trading € m	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Held to maturity € m	Other € m	€ m
Financial assets
Cash and balances at central banks	—	—	—	—	1,565	—	901	2,466
Items in the course of collection	—	—	—	—	272	—	—	272
Trading portfolio financial assets	401	—	—	—	—	—	—	401
Derivative financial instruments	5,438	787	1,103	—	—	—	—	7,328
Loans and receivables to banks	—	—	—	—	6,266	—	—	6,266
Loans and receivables to customers	—	—	—	—	129,489	—	—	129,489
Financial investments available for sale	—	—	—	29,024	—	—	—	29,024
Financial investments held to maturity	—	—	—	—	—	1,499	—	1,499
Other financial assets	—	—	—	—	—	—	1,243	1,243

	5,839	787	1,103	29,024	137,592	1,499	2,144	177,988

Financial liabilities
Deposits by banks	—	—	—	—	—	—	25,578	25,578
Customer accounts	—	—	—	—	—	—	92,604	92,604
Trading portfolio financial liabilities	111	—	—	—	—	—	—	111
Derivative financial instruments	5,443	369	656	—	—	—	—	6,468
Debts securities in issue	—	—	—	—	—		37,814	37,814
Subordinated liabilities and other capital instruments	—	—	—	—	—	—	4,526	4,526
Other financial liabilities	—	—	—	—	—	—	1,214	1,214

	5,554	369	656	—	—	—	161,736	168,315

Notes to the accounts—(Continued)

58 Classification and measurement of financial assets and financial liabilities (continued)

	2009
	At fair value through profit and loss		At fair value through equity		At amortised cost			Total
Allied Irish Banks, p.l.c.	Held for trading € m	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Held to maturity € m	Other € m	€ m

Financial assets
Cash and balances at central banks	—	—	—	—	2,069	—	520	2,589
Items in the course of collection	—	—	—	—	127	—	—	127
Financial assets held for sale to NAMA	125	—	—	—	15,827	—	39	15,991
Trading portfolio financial assets	120	—	—	—	—	—	—	120
Derivative financial instruments(1)	3,851	124	1,490	—	—	—	—	5,465
Loans and receivables to banks(2)	—	—	—	—	58,816	—	—	58,816
Loans and receivables to customers(3)	—	—	—	—	67,928		—	67,928
Financial investments available for sale	—	—	—	22,178	—	—	—	22,178
Other financial assets	—	—	—	—	—	—	809	809

	4,096	124	1,490	22,178	144,767	—	1,368	174,023

Financial liabilities
Deposits by banks(4)	—	—	—	—	—	—	62,268	62,268
Customer accounts(5)	—	—	—	—	—	—	72,697	72,697
Financial liabilities held for sale to NAMA	3	—	—	—	—	—	—	3
Trading portfolio financial liabilities	22	—	—	—	—	—	—	22
Derivative financial instruments(6)	4,069	391	644	—	—	—	—	5,104
Debts securities in issue	—	—	—	—	—	—	23,261	23,261
Subordinated liabilities and other capital instruments	—	—	—	—	—	—	4,450	4,450
Other financial liabilities	—	—	—	—	—	—	1,371	1,371

	4,094	391	644	—	—	—	164,047	169,176

Notes to the accounts—(Continued)

58 Classification and measurement of financial assets and financial liabilities (continued)

	2008
	At fair value through profit and loss		At fair value through equity		At amortised cost			Total
Allied Irish Banks, p.l.c.	Held for trading € m	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Held to maturity € m	Other € m	€ m

Financial assets
Cash and balances at central banks	—	—	—	—	1,082	—	569	1,651
Items in the course of collection	—	—	—	—	151	—	—	151
Trading portfolio financial assets	171	—	—	—	—	—	—	171
Derivative financial instruments(1)	4,628	1,175	851	—	—	—	—	6,654
Loans and receivables to banks(2)	—	—	—	—	47,113	—	—	47,113
Loans and receivables to customers(3)	—	—	—	—	88,873	—	—	88,873
Financial investments available for sale	—	—	—	25,872	—	—	—	25,872
Other financial assets	—	—	—	—	—	—	1,216	1,216

	4,799	1,175	851	25,872	137,219	—	1,785	171,701

Financial liabilities
Deposits by banks(4)	—	—	—	—	—	—	52,186	52,186
Customer accounts(5)	—	—	—	—	—	—	77,990	77,990
Trading portfolio financial liabilities	109	—	—	—	—	—	—	109
Derivative financial instruments(6)	4,366	813	647	—	—	—	—	5,826
Debts securities in issue	—	—	—	—	—	—	26,376	26,376
Subordinated liabilities and other capital instruments	—	—	—	—	—	—	3,662	3,662
Other financial liabilities	—	—	—	—	—	—	775	775

	4,475	813	647	—	—		160,989	166,924

(1)	Includes exposure to subsidiary undertakings of € 350 million (2008: € 556 million).
(2)	Includes exposure to subsidiary undertakings of € 50,389 million (2008: € 41,493 million).
(3)	Includes exposure to subsidiary undertakings of € 15,613 million (2008: € 13,758 million).
(4)	Includes exposure to subsidiary undertakings of € 31,481 million (2008: € 27,598 million).
(5)	Includes exposure to subsidiary undertakings of € 13,035 million (2008: € 11,773 million).
(6)	Includes exposure to subsidiary undertakings of € 365 million (2008: € 1,066 million).

59 Interest rate sensitivity

The net interest rate sensitivity of the Group at 31 December 2009, 2008 and 2007 is illustrated in the following tables. The tables set out details of those assets and liabilities whose values are subject to change as interest rates change within each contractual repricing time period. Details regarding assets and liabilities which are not sensitive to interest rate movements are also included. The tables show the sensitivity of the balance sheet at one point in time and are not necessarily indicative of positions at other dates. In developing the classifications used in the tables it has been necessary to make certain assumptions and approximations in assigning assets and liabilities to different repricing categories.

Notes to the accounts—(Continued)

59 Interest rate sensitivity (continued)

	2009
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 Years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing(1) € m	Trading(1) € m	Total € m
Assets
Financial assets held for sale to NAMA	8,804	9,669	133	129	41	47	44	163	57	125	19,212
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	296	296
Loans and receivables to banks	8,214	508	2	—	—	—	—	—	369	—	9,093
Loans and receivables to customers	70,718	16,520	4,430	2,594	2,114	1,435	903	4,627	—	—	103,341
Financial investments available for sale	5,423	6,485	1,980	3,153	1,932	534	1,104	4,398	327	—	25,336
Financial investments held to maturity	—	77	1,509	—	—	—	—	—	—	—	1,586
Other assets	3,569	—	—	—	—	—	—	—	7,247	4,634	15,450

Total assets	96,728	33,259	8,054	5,876	4,087	2,016	2,051	9,188	8,000	5,055	174,314

Liabilities
Financial liabilities held for sale to NAMA	—	—	—	—	—	—	—	—	—	3	3
Deposits by banks	13,522	11,813	7,990	8	—	—	—	—	—	—	33,333
Customer accounts	52,322	12,865	9,263	548	429	339	341	163	7,683	—	83,953
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	23	23
Debt securities in issue	9,047	9,891	7,191	39	1,000	1,000	746	1,740	—	—	30,654
Subordinated liabilities & capital instruments	846	454	—	—	—	—	—	3,286	—	—	4,586
Other liabilities	—	—	—	—	—	—	—	—	6,193	4,860	11,053
Shareholders’ equity	—	—	—	—	—	—	—	—	10,709	—	10,709

Total liabilities and shareholders’ equity	75,737	35,023	24,444	595	1,429	1,339	1,087	5,189	24,585	4,886	174,314

Derivatives affecting interest rate sensitivity	11,917	9,771	(16,873)	309	(744)	(1,660)	(34)	(2,686)	—	—	—

Interest sensitivity gap	9,074	(11,535)	483	4,972	3,402	2,337	998	6,685	(16,585)	169
Cumulative interest sensitivity gap	9,074	(2,461)	(1,978)	2,994	6,396	8,733	9,731	16,416	(169)	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	10,659	(12,369)	(1,066)	4,110	2,779	1,962	872	5,729	(11,343)	(1,251)
Cumulative interest sensitivity gap	10,659	(1,710)	(2,776)	1,334	4,113	6,075	6,947	12,676	1,333	82

(in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Interest sensitivity gap	(5,146)	(2,258)	(10)	235	33	75	43	80	(639)	(88)
Cumulative interest sensitivity gap	(5,146)	(7,404)	(7,414)	(7,179)	(7,146)	(7,071)	(7,028)	(6,948)	(7,587)	(7,675)

(in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m
Interest sensitivity gap	5,490	3,746	445	325	289	144	(3)	819	(4,605)	55
Cumulative interest sensitivity gap	5,490	9,236	9,681	10,006	10,295	10,439	10,436	11,255	6,650	6,705

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(2,289)	(906)	1,426	241	250	102	70	23	(113)	991
Cumulative interest sensitivity gap	(2,289)	(3,195)	(1,769)	(1,528)	(1,278)	(1,176)	(1,106)	(1,083)	(1,196)	(205)

(1)	Not interest rate sensitive.

Notes to the accounts—(Continued)

59 Interest rate sensitivity (continued)

	Restated(1) 2008
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 Years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing(2) € m	Trading(2) € m	Total € m
Assets
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	401	401
Loans and receivables to banks	5,690	263	—	—	—	—	—	126	187	—	6,266
Loans and receivables to customers	87,746	22,164	7,037	3,096	2,175	1,871	1,562	3,838	—	—	129,489
Financial investments available for sale	6,857	7,589	2,043	1,549	3,349	1,123	977	5,250	287	—	29,024
Financial investments held to maturity	—	76	1,423	—	—	—	—	—	—	—	1,499
Other assets	1,565	—	—	—	—	—	—	—	8,492	5,438	15,495

Total assets	101,858	30,092	10,503	4,645	5,524	2,994	2,539	9,214	8,966	5,839	182,174

Liabilities
Deposits by banks	16,013	7,491	1,843	74	9	—	—	—	148	—	25,578
Customer accounts	57,723	14,347	10,610	731	486	384	331	354	7,638	—	92,604
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	111	111
Debt securities in issue	12,401	13,916	4,674	4,098	41	4	1,000	1,680	—	—	37,814
Subordinated liabilities and other capital instruments	858	400	200	—	—	—	—	3,068	—	—	4,526
Other liabilities	—	—	—	—	—	—	—	—	7,129	5,443	12,572
Shareholders’ equity	—	—	—	—	—	—	—	—	8,969	—	8,969

Total liabilities and shareholders’ equity	86,995	36,154	17,327	4,903	536	388	1,331	5,102	23,884	5,554	182,174

Derivative financial instruments affecting interest rate sensitivity	4,706	9,096	(8,151)	(2,303)	(462)	(42)	37	(2,881)	—	—	—

Interest sensitivity gap	10,157	(15,158)	1,327	2,045	5,450	2,648	1,171	6,993	(14,918)	285
Cumulative interest sensitivity gap	10,157	(5,001)	(3,674)	(1,629)	3,821	6,469	7,640	14,633	(285)	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	19,200	(7,202)	1,258	1,108	3,362	1,781	379	5,814	(12,891)	(426)
Cumulative interest sensitivity gap	19,200	11,998	13,256	14,364	17,726	19,507	19,886	25,700	12,809	12,383

(in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Interest sensitivity gap	(8,500)	(4,710)	(2,033)	411	421	195	232	478	713	(3)
Cumulative interest sensitivity gap	(8,500)	(13,210)	(15,243)	(14,832)	(14,411)	(14,216)	(13,984)	(13,506)	(12,793)	(12,796)

(in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m
Interest sensitivity gap	2,768	(2,935)	(267)	339	1,388	556	444	1,086	(3,754)	430
Cumulative interest sensitivity gap	2,768	(167)	(434)	(95)	1,293	1,849	2,293	3,379	(375)	55

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(3,739)	(741)	2,155	130	109	69	60	(457)	756	229
Cumulative interest sensitivity gap	(3,739)	(4,480)	(2,325)	(2,195)	(2,086)	(2,017)	(1,957)	(2,414)	(1,658)	(1,429)

(1)	Restated due to change in accounting policy for insurance contracts- see Accounting policies - Basis of preparation.
(2)	Not interest rate sensitive.

Notes to the accounts—(Continued)

59 Interest rate sensitivity (continued)

	Restated(1) 2007
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 Years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing(2) € m	Trading(2) € m	Total € m
Assets
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	8,256	8,256
Loans and receivables to banks	8,645	476	83	—	—	—	—	117	144	—	9,465
Loans and receivables to customers	87,129	17,226	9,336	3,019	2,006	1,603	2,123	5,161	—	—	127,603
Financial investments available for sale	5,351	1,923	4,305	1,532	1,985	1,330	1,136	3,077	345	—	20,984
Other assets	—	—	—	—	—	—	—	—	7,624	3,956	11,580

Total assets	101,125	19,625	13,724	4,551	3,991	2,933	3,259	8,355	8,113	12,212	177,888

Liabilities
Deposits by banks	16,196	11,237	2,648	58	77	—	—	7	166	—	30,389
Customer accounts	52,321	12,655	3,983	1,018	396	414	254	382	9,885	—	81,308
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	194	194
Debt securities in issue	9,694	16,190	8,563	174	4,573	—	5	2,667	—	—	41,866
Subordinated liabilities and other capital instruments	1,007	600	—	200	—	—	—	2,798	—	—	4,605
Other liabilities	—	—	—	—	—	—	—	—	5,803	3,870	9,673
Shareholders’ equity	—	—	—	—	—	—	—	—	9,853	—	9,853

Total liabilities and shareholders’ equity	79,218	40,682	15,194	1,450	5,046	414	259	5,854	25,707	4,064	177,888

Derivative financial instruments affecting interest rate sensitivity	38,480	(21,391)	(10,565)	(885)	(833)	(870)	(431)	(3,505)	—	—	—

Interest sensitivity gap	(16,573)	334	9,095	3,986	(222)	3,389	3,431	6,006	(17,594)	8,148
Cumulative interest sensitivity gap	(16,573)	(16,239)	(7,144)	(3,158)	(3,380)	9	3,440	9,446	(8,148)	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	(7,174)	2,943	7,610	2,185	(1,821)	1,901	1,723	965	(13,824)	4,948
Cumulative interest sensitivity gap	(7,174)	(4,231)	3,379	5,564	3,743	5,644	7,367	8,332	(5,492)	(544)

(in euro equivalents)	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m
Interest sensitivity gap	(3,610)	75	1,043	512	302	356	259	346	706	814
Cumulative interest sensitivity gap	(3,610)	(3,535)	(2,492)	(1,980)	(1,678)	(1,322)	(1,063)	(717)	(11)	803

(in euro equivalents)	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m
Interest sensitivity gap	(1,476)	(2,572)	(455)	678	943	769	1,124	4,312	(4,403)	995
Cumulative interest sensitivity gap	(1,476)	(4,048)	(4,503)	(3,825)	(2,882)	(2,113)	(989)	3,323	(1,080)	(85)

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(2,982)	475	424	417	377	336	322	383	(153)	70
Cumulative interest sensitivity gap	(2,982)	(2,507)	(2,083)	(1,666)	(1,289)	(953)	(631)	(248)	(401)	(331)

(1)	Restated due to change in accounting policy for insurance contracts- see Accounting policies - Basis of preparation.
(2)	Not interest rate sensitive.

Notes to the accounts—(Continued)

60 Statement of cash flows

Analysis of cash and cash equivalents

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following balances with less than 3 months maturity from the date of acquisition:

	Group			Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Cash and balances at central banks	4,382	2,466	1,264	2,589	1,651	566
Loans and receivables to banks	7,685	5,975	9,163	7,550	5,333	8,385
Short term investments	—	81	—	—	—	—

	12,067	8,522	10,427	10,139	6,984	8,951

Discontinued operations

The following cash flows attributable to discontinued operations are included in the statement of cash flows of the Group:

	2009 € m	2008 € m	2007 € m
(Loss)/profit after taxation	(68)	450	783
Income tax	36	104	217

(Loss)/profit before taxation	(32)	554	1,000
Net movement in non cash items from operating activities	711	205	(81)
Net cash (outflow)/inflow from operating assets and liabilities	(187)	1,764	(1,371)
Taxation paid	(45)	(212)	(186)

Net cash flows from operating activities	447	2,311	(638)
Net cash flows from investing activities	83	(2,220)	(375)
Net cash flows from financing activities	—	(18)	(34)

Increase/(decrease) in cash and cash equivalents	530	73	(1,047)
Cash and cash equivalents at beginning of period	1,317	1,412	2,597
Effect of exchange rates on cash and cash equivalents	19	(168)	(138)

Cash and cash equivalents at end of period	1,866	1,317	1,412

Further details in relation to discontinued operations are set out in note 18.

The Group is required to maintain balances with the Central Bank and Financial Services Authority of Ireland which amounted to € 124 million at 31 December 2009 (2008: € 114 million; 2007: € 101 million). The Group is also required by law to maintain reserve balances with the Bank of England, the National Bank of Poland and with Central Banks in Latvia, Lithuania and Estonia. At December 2009, such reserve balances amounted to € 1,928 million (2008: € 343 million; 2007: € 306 million). Amounts with central banks are included within cash and balances at central banks and loans and receivables to banks.

Notes to the accounts—(Continued)

61 Financial assets and financial liabilities by contractual residual maturity

	2009
Group	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial assets
Financial assets held for sale to NAMA(1), (2)	152	15,908	2,931	2,533	1,796	23,320
Trading portfolio financial assets(3)	—	109	37	102	11	259
Derivative financial instruments(4)	—	655	1,789	2,325	1,302	6,071
Loans and receivables to banks(1)	823	8,120	151	3	—	9,097
Loans and receivables to customers(1)	5,477	13,042	11,347	33,386	43,076	106,328
Financial investments available for sale(3)	—	983	3,392	11,118	9,516	25,009
Financial investments held to maturity	—	77	154	1,010	345	1,586

	6,452	38,894	19,801	50,477	56,046	171,670

Financial liabilities
Financial liabilities held for sale to NAMA	—	—	—	—	3	3
Trading portfolio financial liabilities	23	—	—	—	—	23
Derivative financial instruments(4)	53	533	1,646	2,053	1,235	5,520
Deposits by banks	860	24,293	8,048	130	2	33,333
Customer accounts	28,863	42,918	9,759	2,343	70	83,953
Debt securities in issue	39	12,024	10,030	6,821	1,740	30,654
Other liabilities	1,890	299	4	—	—	2,193
Subordinated liabilities and other capital instruments	—	—	—	—	4,586	4,586

	31,728	80,067	29,487	11,347	7,636	160,265

	2008
Group	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial assets
Trading portfolio financial assets(3)	—	46	125	132	65	368
Derivative financial instruments(4)	—	1,267	1,502	2,950	1,609	7,328
Loans and receivables to banks(1)	1,423	4,596	121	2	126	6,268
Loans and receivables to customers(1)	16,072	15,974	16,091	37,188	46,456	131,781
Financial investments available for sale(3)	—	933	2,753	13,738	11,313	28,737
Financial investments held to maturity	—	—	77	1,215	207	1,499

	17,495	22,816	20,669	55,225	59,776	175,981

Financial liabilities
Trading portfolio financial liabilities	111	—	—	—	—	111
Derivative financial instruments(4)	—	1,575	1,323	2,104	1,466	6,468
Deposits by banks	5,090	17,842	2,072	572	2	25,578
Customer accounts	37,579	41,739	10,800	2,124	362	92,604
Debt securities in issue	123	19,131	6,128	10,752	1,680	37,814
Other liabilities	1,176	38	—	—	—	1,214
Subordinated liabilities and other capital instruments	—	—	—	—	4,526	4,526

	44,079	80,325	20,323	15,552	8,036	168,315

(1)	Shown gross of provisions for impairment.
(2)	Accrued interest receivable not included, derivative financial assets included.
(3)	Excluding equity shares.
(4)	Shown by maturity date of contract.

Notes to the accounts—(Continued)

61 Financial assets and financial liabilities by contractual residual maturity (continued)

	2007
Group	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial assets
Trading portfolio financial assets(3)	—	—	1,034	2,960	4,128	8,122
Derivative financial instruments(4)	—	919	878	1,683	1,077	4,557
Loans and receivables to banks(1)	980	8,183	185	2	117	9,467
Loans and receivables to customers(1)	32,574	12,848	13,236	29,033	40,654	128,345
Financial investments available for sale(3)	—	—	3,134	10,725	6,799	20,658

	33,554	21,950	18,467	44,403	52,775	171,149

Financial liabilities
Deposits by banks	1,220	25,695	2,719	730	25	30,389
Customer accounts	34,410	40,189	4,167	2,160	382	81,308
Trading portfolio financial liabilities	194	—	—	—	—	194
Derivative financial instruments(4)	—	665	765	1,624	1,088	4,142
Debt securities in issue	—	14,146	13,253	11,860	2,607	41,866
Other liabilities	899	59	—	—	—	958
Subordinated liabilities and other capital instruments	—	—	—	—	4,605	4,605

	36,723	80,754	20,904	16,374	8,707	163,462

	2009
Allied Irish Banks, p.l.c.	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial assets
Financial assets held for sale to NAMA(1)(2)	89	14,526	1,943	1,875	1,449	19,882
Trading portfolio financial assets(3)	—	—	27	84	5	116
Derivative financial instruments(4)	—	539	1,545	2,014	1,367	5,465
Loans and receivables to banks(1)	33,898	17,201	5,681	893	1,147	58,820
Loans and receivables to customers(1)	6,652	16,718	7,565	19,942	19,043	69,920
Financial investments available for sale(3)	—	638	3,112	10,232	8,109	22,091

	40,639	49,622	19,873	35,040	31,120	176,294

Financial liabilities
Financial liabilities held for sale to NAMA	—	—	—	—	3	3
Trading portfolio financial liabilities	22	—	—	—	—	22
Derivative financial instruments(4)	54	420	1,398	1,811	1,421	5,104
Deposits by banks	10,751	31,761	9,336	8,200	2,220	62,268
Customer accounts	22,022	35,025	7,023	4,419	4,208	72,697
Debt securities in issue	39	7,371	10,030	5,821	—	23,261
Other liabilities	1,074	297	—	—	—	1,371
Subordinated liabilities and other capital instruments	—	—	—	—	4,450	4,450

	33,962	74,874	27,787	20,251	12,302	169,176

(1)	Shown gross of provisions for impairment.
(2)	Accrued interest receivable not included, derivative financial assets included.
(3)	Excluding equity shares.
(4)	Shown by maturity date of contract.

Notes to the accounts—(Continued)

61 Financial assets and financial liabilities by contractual residual maturity (continued)

	2008
Allied Irish Banks, p.l.c.	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial assets
Trading portfolio financial assets(3)	—	10	2	94	55	161
Derivative financial instruments(4)	—	1,075	1,223	2,744	1,612	6,654
Loans and receivables to banks(1)	42,677	4,321	115	—	—	47,113
Loans and receivables to customers(1)	28,013	11,267	10,692	22,761	17,818	90,551
Financial investments available for sale(3)	—	736	2,102	12,992	9,978	25,808

	70,690	17,409	14,134	38,591	29,463	170,287

Financial liabilities
Trading portfolio financial liabilities	—	—	109	—	—	109
Derivative financial instruments(4)	—	1,184	1,037	2,143	1,462	5,826
Deposits by banks	32,573	17,246	1,945	422	—	52,186
Customer accounts	38,149	30,082	7,690	1,711	358	77,990
Debt securities in issue	—	15,108	3,512	7,751	5	26,376
Other liabilities	775	—	—	—	—	775
Subordinated liabilities and other capital instruments	—	—	—	—	3,662	3,662

	71,497	63,620	14,293	12,027	5,487	166,924

	2007
Allied Irish Banks, p.l.c.	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial assets
Trading portfolio financial assets(3)	—	—	1,010	2,952	4,113	8,075
Derivative financial instruments(4)	—	713	699	1,575	1,052	4,039
Loans and receivables to banks(1)	33,229	9,223	849	881	2,466	46,648
Loans and receivables to customers(1)	30,406	17,554	7,836	16,639	14,082	86,517
Financial investments available for sale(3)	—	—	2,748	8,763	6,283	17,794

	63,635	27,490	13,142	30,810	27,996	163,073

Financial liabilities
Deposits by banks	11,792	26,728	3,540	5,948	6,669	54,677
Customer accounts	25,277	29,256	3,094	5,164	2,988	65,779
Trading portfolio financial liabilities	—	180	—	—	—	180
Derivative financial instruments(4)	—	502	525	1,450	1,035	3,512
Debt securities in issue	—	11,625	12,972	7,323	2	31,922
Other liabilities	348	—	—	—	—	348
Subordinated liabilities and other capital instruments	—	—	—	—	3,633	3,633

	37,417	68,291	20,131	19,885	14,327	160,051

(1)	Shown gross of provisions for impairment.
(2)	Accrued interest receivable not included, derivative financial assets included.
(3)	Excluding equity shares.
(4)	Shown by maturity date of contract.

The balances shown above for Allied Irish Banks. p.l.c. include exposures to subsidiary undertakings.

Notes to the accounts—(Continued)

62 Financial liabilities by undiscounted contractual maturity

In the daily management of liquidity risk, the Group adjusts the contractual outflows on customer deposits to reflect inherent stability of these deposits. Offsetting the liability outflows are cash inflows from the assets on the balance sheet. Additionally, the Group holds a stock of high quality liquid assets, which are held for the purpose of covering unexpected cash outflows. The following table analyses, on an undiscounted basis, financial liabilities by remaining contractual maturity.

	2009
	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial liabilities held for sale to NAMA	—	—	—	—	3	3
Trading portfolio financial liabilities	23	—	—	—	—	23
Derivative financial instruments(1)	—	3,483	910	1,149	592	6,134
Deposits by banks	860	24,346	8,166	274	9	33,655
Customer accounts	28,866	42,989	9,811	2,372	72	84,110
Debt securities in issue	39	12,147	10,488	7,657	2,002	32,333
Other liabilities	1,890	299	4	—	—	2,193
Subordinated liabilities and other capital instruments	—	35	270	1,305	7,028	8,638

	31,678	83,299	29,649	12,757	9,706	167,089

	2008
	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Trading portfolio financial liabilities	111	—	—	—	—	111
Derivative financial instruments(1)	—	3,410	574	1,826	1,067	6,877
Deposits by banks	5,090	18,022	2,202	792	44	26,150
Customer accounts	37,714	42,321	10,985	2,134	362	93,516
Debt securities in issue	123	19,438	6,742	12,056	2,007	40,366
Other liabilities	1,176	38	—	—	—	1,214
Subordinated liabilities and other capital instruments	—	49	179	947	7,235	8,410

	44,214	83,278	20,682	17,755	10,715	176,644

	2007
	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Deposits by banks	1,220	25,965	2,841	920	40	30,986
Customer accounts	34,660	40,816	4,258	2,179	382	82,295
Trading portfolio financial liabilities	194	—	—	—	—	194
Derivative financial instruments(1)	—	3,634	9	419	645	4,706
Debt securities in issue	—	14,609	14,136	13,357	3,053	45,155
Other liabilities	899	59	—	—	—	958
Subordinated liabilities and other capital instruments	—	133	536	2,117	4,038	6,824

	36,973	85,216	21,780	18,992	8,158	171,118

(1)	Shown by maturity date of contract.

Notes to the accounts—(Continued)

62 Financial liabilities by undiscounted contractual maturity (continued)

The table below shows the contractual expiry by maturity of the Group’s contingent liabilities and commitments.

	2009
Group	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities	54	692	1,205	4,783	233	6,967
Commitments	6,141	2,095	3,483	4,227	1,234	17,180

	6,195	2,787	4,688	9,010	1,467	24,147

	2008
Group	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities	273	515	1,021	6,096	285	8,190
Commitments	5,869	2,608	4,269	5,301	2,202	20,249

	6,142	3,123	5,290	11,397	2,487	28,439

	2007
Group	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities	305	1,294	1,453	2,889	1,080	7,021
Commitments	2,691	3,551	6,882	7,592	2,999	23,715

	2,996	4,845	8,335	10,481	4,079	30,736

The table below shows the contractual expiry by maturity of Allied Irish Banks, p.l.c.’s contingent liabilities and commitments.

	2009
Allied Irish Banks, p.l.c.	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities(1)	39	443	984	4,284	230	5,980
Commitments	5,537	1,600	1,669	3,501	896	13,203

	5,576	2,043	2,653	7,785	1,126	19,183

	2008
Allied Irish Banks, p.l.c.	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities(1)	361	472	957	5,016	283	7,089
Commitments	7,451	698	1,425	3,747	1,385	14,706

	7,812	1,170	2,382	8,763	1,668	21,795

The Group expects that not all of the contingent liabilities or commitments will be drawn before expiry date.

(1)	Included in exposure to Allied Irish Banks, p.l.c. are amounts relating to Group subsidiaries of € 86 million (2008: € 86 million).

Notes to the accounts—(Continued)

63 Report on directors’ remuneration and interests

Directors’ Remuneration

The following tables detail the total remuneration of the Directors in office during 2009, 2008 and 2007:

	2009
Remuneration	Directors’ fees - Parent & Irish Subsidiary Cos(1) € 000	Directors’ fees - Non-Irish Subsidiary Cos(2) € 000	Salary € 000	Taxable benefits(3) € 000	Pension contributions(4) € 000	Total € 000
Executive directors
Colm Doherty			622	66	145	833
Donal Forde (remuneration to resignation as Director on 13 May 2009)			221	23	51	295
Dan O’Connor(5) (remuneration as Executive Chairman from 18 November to 31 December 2009)	31	—				31
John O’Donnell (remuneration to retirement as Director on 31 August 2009)			333	46	86	465
Eugene Sheehy (remuneration to retirement as Director on 30 November 2009)			638	58	196	892

	31	—	1,814	193	478	2,516

Non-executive directors
Declan Collier (appointed 22 January 2009)	29					29
Kieran Crowley	99	34				133
Dermot Gleeson (remuneration to retirement as Director on 30 June 2009)	203	—				203
Stephen L Kingon	72	37				109
Anne Maher	96	—				96
Dan O’Connor(5) (remuneration from 1 January to 17 November 2009)	156	—				156
Sean O’Driscoll(6)	—	—				—
David Pritchard(7)	82	69				151
Dick Spring (appointed 22 January 2009)	26	—				26
Michael J Sullivan (remuneration to retirement as Director on 13 May 2009)	19	—				19
Robert G Wilmers	—	—				—
Jennifer Winter	48	—				48

	830	140				970

Former directors
Pensions(8)						110
Other(9)						488

Total						4,084

Notes to the accounts—(Continued)

63 Report on directors’ remuneration and interests (continued)

	2008
Remuneration	Directors’ fees - Parent & Irish Subsidiary Cos(1) € 000	Directors’ fees - Non-Irish Subsidiary Cos(2) € 000	Salary € 000	Taxable benefits(3) € 000	Pension contributions(4) € 000	Total € 000
Executive directors
Colm Doherty	—	—	633	48	141	822
Donal Forde	—	—	600	42	134	776
John O’Donnell	—	—	500	46	112	658
Eugene Sheehy	—	—	905	40	207	1,152

	—	—	2,638	176	594	3,408

Non-executive directors
Adrian Burke (retired 22 April 2008)	31	—				31
Kieran Crowley	132	38				170
Dermot Gleeson	475	—				475
Stephen L Kingon	96	44				140
Anne Maher	128	—				128
Dan O’Connor	114	—				114
Sean O’Driscoll	67	—				67
Jim O’Leary (retired 22 April 2008)	31	27				58
David Pritchard	69	100				169
Bernard Somers (resigned 31 December 2008)	50	—				50
Michael J Sullivan	56	—				56
Robert G Wilmers	—	—				—
Jennifer Winter	78	—				78

	1,327	209				1,536

Former directors
Pensions(8)						117

Total						5,061

(1)

Fees paid to the non-executive directors, other than the Chairman and Deputy Chairman who both receive a flat fee, comprise a basic fee in respect of service as a director, payable at a rate of € 36,500 per annum, which was voluntarily reduced to € 32,850 per annum from 1 December 2008 and to € 27,375 per annum from 9 February 2009, and additional remuneration paid to any non-executive director who: is the Chairman of the Audit Committee, Remuneration Committee, or Corporate Social Responsibility Committee; is the Senior Independent Director or; performs additional services, such as through membership of Board Committees or the board of a subsidiary company. All fees paid to Non-Executive Directors were voluntarily reduced by 10% from 1 December 2008 and by 25% from 9 February 2009.

A fee of € 27,147 was paid to M&T Bank Corporation (“M&T”) in the year ended 31 December 2009 (2008: € 36,196; 2007: € 36,500), in respect of Mr. Robert G.Wilmers’ directorship of the Company as the designee of M&T, pursuant to the Agreement and Plan of Reorganisation, dated 26 September 2002, by and among the Company, Allfirst Financial Inc. and M&T, as approved by shareholders at the Extraordinary General Meeting held on 18 December 2002 (‘the Agreement’). During 2009, Messrs. Michael Buckley (who retired as Group Chief Executive and Director of AIB on 30 June 2005), Colm Doherty, and Eugene Sheehy (who retired as Group Chief Executive and Director of AIB on 30 November 2009), served as AIB-designated Directors of M&T, pursuant to the Agreement. The aggregate fees payable in this regard, in respect of Messrs. Doherty and Sheehy, amounting to € 33,726 (2008: € 32,149; 2007: € 32,310), were paid to AIB, while € 21,925 was paid to Mr. Buckley (2008: € 20,634; 2007: € 23,237);

(2)

Non-Executive Directors of the Parent Company who also serve as Directors of non-Irish subsidiaries are separately paid a flat fee, which is independently agreed and paid by the subsidiaries, in respect of their service as a director of those companies. During 2008 and 2009, Messrs. David Pritchard, Kieran Crowley and Stephen Kingon served as non-executive directors of AIB Group (UK) p.l.c. Mr. Pritchard is Chairman of AIB Group (UK) plc. Mr. Kingon was a member of the UK Audit Committee until his appointment as Chairman of the Group Audit Committee on 1 September 2009. Mr. Jim O’Leary, former director, served as a non-executive director of AIB’s Polish subsidiary company, BZWBK, between 1 January 2009 and 21 April 2009 and received fees of € 8,624 in respect of his directorship of that company during that period; for the 2007 analysis, the directors’ fees paid in respect of service as a director of the parent, Irish and Non-Irish Subsidiary Company, are combined in the ‘fees column’;

(3)	Taxable benefits include the use of a company car or the payment of a car allowance, and benefit arising from loans made at preferential interest rates.
(4)

‘Pension contributions’ represent payments to defined benefit pension schemes, in accordance with actuarial advice, to provide post-retirement pensions from normal retirement date.The contribution rate in 2009 in respect of the Executive Directors, as a percentage of pensionable emoluments is 23.0% (2008: 22.3%; 2007: 28.6% ). The fees of the non-executive directors are not pensionable.

Notes to the accounts—(Continued)

63 Report on directors’ remuneration and interests (continued)

	2007
Remuneration	Fees(1),(2) € 000	Salary € 000	Bonus(10) € 000	Profit share(11) € 000	Taxable benefits(3) € 000	Pension contributions(4) € 000	Total
Executive directors
Colm Doherty	—	625	800	12	47	179	1,663
Donal Forde (appointed 11 January 2007)	—	575	600	12	43	164	1,394
John O’Donnell	—	480	600	12	44	137	1,273
Eugene Sheehy	—	916	850	12	65	262	2,105

	—	2,596	2,850	48	199	742	6,435

Non-executive directors
Adrian Burke	141						141
Kieran Crowley	153						153
Padraic M Fallon (retired 9 May 2007)	17						17
Dermot Gleeson	475						475
Don Godson (retired 31 December 2007)	70						70
Stephen L Kingon (appointed 6 September 2007)	31						31
Anne Maher (appointed 11 January 2007)	71						71
John B McGuckian (retired 9 May 2007)	45						45
Dan O’Connor (appointed 11 January 2007)	64						64
Sean O’Driscoll	57						57
Jim O’Leary	109						109
David Pritchard (appointed 21 June 2007)	86						86
Bernard Somers	50						50
Michael J Sullivan	70						70
Robert G Wilmers	—						—
Jennifer Winter	85						85

	1,524						1,524

Former directors
Pensions(8)							113

Total							8,072

(5)

Mr. Dan O’Connor was appointed Chairman with effect from 1 July 2009. He was paid until 30 June 2009 on the basis of the Non Executive Directors’ fees set out at (1) above. His flat fee as Chairman was agreed at € 276,000 per annum and he was paid a pro-rata equivalent amount for the period from 1 July to 31 December 2009;

(6)

Mr. Sean O’Driscoll voluntarily waived his fees as a Non-Executive Director for 2009. He continued to forego his fees in 2010, and retired as a Director at the 2010 Annual General Meeting on 28 April 2010;

(7)

Mr. David Pritchard was appointed Deputy Chairman with effect from 13 May 2009. He was paid until 13 May 2009 on the basis of the Non Executive Directors’ fees set out at (1) above. His flat fee as Deputy Chairman was agreed at € 82,800 per annum and he was paid a pro-rata equivalent amount for the period from 14 May to 31 December 2009;

(8)	‘Pensions’ represents the payment of pensions to former directors or their dependants granted on an ex-gratia basis and fully provided for in the statement of financial position.
(9)	Other represents Mr. Donal Forde’s remuneration from the date of his resignation as a Director on 13 May 2009 to 31 December 2009.
(10)

The executive directors participated in a discretionary, performance-related, incentive scheme for senior executives under which bonuses may be earned on the achievement of specific, performance-related objectives, reviewed annually.

(11)	Information on the employees’ profit sharing schemes, which are operated on terms approved by the shareholders, is given in note 10.

Notes to the accounts—(Continued)

63 Report on directors’ remuneration and interests (continued)

The pension benefits earned during the year, and accrued at year-end are as follows:

	Increase/(decrease) in accrued benefits during 2009 (above inflation)(a) € 000	Accrued benefit at year-end(b) € 000	Transfer value of increase in accrued benefit during 2009(c) € 000
Executive directors
Colm Doherty	13.8	303	211
Donal Forde(d)	3.9	278	50

	Increase/(decrease) in accrued benefits during 2008 (above inflation)(a) € 000	Accrued benefit at year-end(b) € 000	Transfer value of increase in accrued benefit during 2008(c) € 000
Executive directors
Colm Doherty	2.4	289	34
Donal Forde	0.3	275	4
John O’Donnell	3.2	261	52
Eugene Sheehy	-3.6	526	-59

	Increase/(decrease) in accrued benefits during 2007 (above inflation)(a) € 000	Accrued benefit at year-end(b) € 000	Transfer value of increase in accrued benefit during 2007(c) € 000
Executive directors
Colm Doherty	18	276	234
Donal Forde	45	264	534
John O’Donnell	43	248	688
Eugene Sheehy	55	529	878

Non-executive directors
Padraic M. Fallon (retired 9 May 2007)	—	9.8	—
John B McGuckian (retired 9 May 2007)	—	24.8	—

(a)	The changes in accrued benefits are after adjustment for inflation and reflect one year’s additional pensionable service.
(b)

The figures represent the accumulated total amounts of accrued benefits (i.e., annual pension) payable at normal retirement dates, as at 31 December.The increase for Mr. McGuckian since 2006 is attributable to late retirment and there was no additional accrual of service.

(c)

The figures show the transfer values of the changes in accrued benefits during the year.These transfer values do not represent sums paid or due, but the amounts that the Company’s pension scheme would transfer to another pension scheme, in relation to the benefits accrued in 2009 (2008 and 2007), in the event of the member leaving service.

(d)	Mr. Donal Forde resigned as a director on 13 May 2009.The figures quoted for 2009 refer to the period from 1 Jan 2009 to that date.

With respect to the Executive Directors who retired during 2009, the following table details; (e) the pension benefits accrued to the date of the Executive Directors’ retirements, but payable from their normal retirement age, and (f) the pensions payable at the date of their retirements, calculated and reduced on an actuarial basis which involved no increase in the liability of the AIB Group Irish Pension Scheme as a result of early retirement.

	Accrued benefit at date of retirement(e) € 000	Retirement pension(f) € 000	Difference in transfer value of of retirement benefits(g) € 000
Executive directors
John O’Donnell (retired 31 August 2009)	324	274	1,816
Eugene Sheehy (retired 30 November 2009)	541	458	1,570

The difference in transfer value figures at (g) do not represent sums paid or due and are shown in the context of disclosure requirements only.The difference in transfer value represents the amount that the Company’s pension scheme would transfer to another pension scheme, in relation to the difference between the benefits accrued at date of retirement (e), and the pension payable at the date of retirement (f), should such a transfer occur.

Notes to the accounts—(Continued)

63 Report on directors’ remuneration and interests (continued)

Interests in shares

The beneficial interests of the Directors and the Secretary in office at 31 December 2009, and of their spouses and minor children, in the Company’s ordinary shares are as follows:

Ordinary Shares	31 December 2009	1 January 2009
Directors:
Declan Collier	—	—
Kieran Crowley	12,520	12,520
Colm Doherty	97,544	72,612
Stephen L Kingon	4,500	4,500
Anne Maher	1,600	1,600
Dan O’Connor	14,000	14,000
Sean O’Driscoll	138,503	138,503
David Pritchard	53,500	3,500
Dick Spring	—	—
Robert G Wilmers	440,059	440,059
Jennifer Winter	480	480

Secretary:
David O’Callaghan	8,120	8,120

The following table sets forth the beneficial interests of the Directors and Group Executive Committee (“GEC”) members of AIB as a Group (including their spouses and minor children) at 31 December 2009.

Title of class	Identity of person or group	Number owned	Percent of class
Ordinary shares	Directors and GEC members of AIB as a group	933,782	0.11%

Share Options

Details of the Executive Directors’ and the Secretary’s options to subscribe for ordinary shares are given below. Information on the Share Option Schemes, including policy on the granting of options, is given in note 10.The vesting of these options in the individuals concerned is dependent on Earnings Per Share (“EPS”) targets being met. Subject thereto, the options outstanding at 31 December 2009 are exercisable at various dates between 2011 and 2015. Details are shown in the Register of Directors’ and Secretary’s Interests, which may be inspected by shareholders at the Company’s Registered Office.

	Date of grant	Number of shares	Option Price €	Vested/ unvested	Exercise period

Directors:
Colm Doherty	26.04.2001	75,000	11.98	Vested	26.04.2004 - 2011
	26.06.2002	75,000	13.55	Vested	26.06.2005 - 2012
	28.04.2004	30,000	12.60	Vested	28.04.2007 - 2014
	26.04.2005	5,000	16.20	Vested	26.04.2008 - 2015

Secretary:
David O’Callaghan	26.04.2001	4,000	11.98	Vested	26.04.2004 - 2011
	23.04.2003	2,500	13.30	Vested	23.04.2006 - 2013
	28.04.2004	2,500	12.60	Vested	28.04.2007 - 2014

No share options were granted or exercised during 2009.

Notes to the accounts—(Continued)

63 Report on directors’ remuneration and interests (continued)

The Executive Chairman and the Non-executive directors do not participate in the share options plans.The aggregate number of share options outstanding at 31 December 2009 in the names of executive directors and GEC members, as a group, including the Director above, was 496,500 as follows:

Outstanding as at 31 December 2008	774,500
Add: Options held by Senior Executive Officer appointed during 2009	43,000
Less: Options held by Executive Directors who retired during 2009	321,000

Options outstanding as at 31 December 2009	496,500

Performance Shares

Details of the Executive Directors’ and the Secretary’s conditional grants of awards of ordinary shares are given below.These conditional awards are subject to onerous performance targets being met, in terms of EPS growth and total shareholder return. Information on the Performance Share Plan including policy on the granting of awards, is given in note 10.The conditional grants of awards outstanding at 31 December 2009 may wholly or partly vest between 2010 and 2011, depending on the date of the grant and the grant conditions being met.

31 December 2009 Conditional grants of awards of ordinary shares
Directors:
Colm Doherty	110,873

Secretary:
David O’Callaghan	—

Apart from the interests set out above, the Directors and Secretary in office at year-end, and their spouses and minor children, have no other interests in the shares of the Company.

There were no changes in the Directors’ and Secretary’s interests shown above between 31 December 2009 and 1 March 2010. Dr. Michael Somers, who was appointed to the Board in January 2010, has interests in 13,437 ordinary shares.

The year-end closing price, on the Irish Stock Exchange, of the Company’s ordinary shares was € 1.20 per share; during the year, the price ranged from € 0.27 to € 3.37.

Service Contracts

There are no service contracts in force for any Director with the Company or any of its subsidiaries.

Notes to the accounts—(Continued)

64 Related party transactions

(a) Transactions with subsidiary undertakings

Allied Irish Banks, p.l.c. (“AIB”) is the ultimate parent company of the Group. Banking transactions are entered into by AIB with its subsidiaries in the normal course of business. These include loans, deposits, foreign currency transactions and the provision of guarantees on an ‘arms length’ basis. Balances between AIB and its subsidiaries are detailed in notes 28, 29, 39, 43 and 44. In accordance with IAS 27 - Consolidated and Separate Financial Statements, transactions with subsidiaries have been eliminated on consolidation.

(b) Associated undertakings and joint ventures

From time to time, the Group provides certain banking and financial services for associated undertakings. These transactions are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavourable features. Details of loans to associates are set out in notes 28 and 29, while deposits from associates are set out in notes 43 and 44.

(c) Sale and Leaseback of Blocks E, F, G and H Bankcentre to Aviva Life and Pensions Ireland Limited. (“ALP”)

On 9 June 2006, the Group agreed the sale and leaseback of blocks E, F, G, and H at Bankcentre (see note 14). The lease is for 20 years. The blocks were sold to ALP for a total consideration of € 170.5 million. AIB hold a 24.99% share of Aviva Life Holdings Ireland Ltd. (“ALH”) which is the holding company for Ark Life and ALP. The initial annual rent payable on blocks E, F, G and H is € 7.1 million. The rent is paid through Wallkav Ltd, a wholly owned subsidiary of AIB.

(d) Provision of banking and related services to Group Pension Funds, unit trusts and investment funds managed by Group companies

The Group provides certain banking and financial services including asset management and money transmission services for the AIB Group Pension Funds and also for unit trusts and investment funds managed by Group companies. Such services are provided in the ordinary course of business, on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other persons.

During 2008 BZWBK entered into several short-term reverse sale and repurchase transactions with investment funds managed by BZWBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. The transactions are reflected within loans and receivables to customers, their maturity period is 3 months and they are collateralised with Government bonds. They amounted to Nil at 31 December 2009 (2008: € 103 million; 2007: Nil).

(e) Compensation of key management personnel

The following disclosures are made in accordance with the provisions of IAS 24 - Related Party Disclosures, in respect of the compensation of key management personnel. Under IAS 24, ‘key management personnel’ are defined as comprising directors (executive and non-executive) together with senior executive officers, (namely, the members of the Group Executive Committee (see pages 101 and 102 of the 2009 20-F)). The figures shown below include the figures separately reported in respect of directors’ remuneration, shown in the ‘Report on directors’ remuneration and interests’ in note 63.

	Group			Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Short-term employee benefits(1)	6.4	7.1	12.6	5.3	5.9	10.1
Post-employment benefits(2)	1.1	1.3	1.5	0.8	1.0	1.2
Termination benefits(3)	—	—	0.1	—	—	0.1
Equity compensation benefits(4)	—	—	3.9	—	—	3.3

Total	7.5	8.4	18.1	6.1	6.9	14.7

(1)

comprises (a) in the case of executive directors and the other senior executive officers: salary, bonus, profit share scheme benefits, medical insurance, benefit-in-kind arising from preferential loans and use of company car (or payment in lieu), and other short-term benefits, and (b) in the case of non-executive directors: directors’ fees. Figures for 2009 relate to (i) 5 executive directors (2008:4; 2007: 4); (ii) 6 other senior executive officers (2008: 5; 2007: 5); and in respect of Allied Irish Banks, p.l.c. 4 other senior executive officers (2008: 3; 2007: 3); and (iii) 11 non-executive directors (2008: 12; 2007: 15), excluding Mr. R G Wilmers, fees in respect of whose service as a designated director of M&T Bank Corporation (“M&T”), amounting to € 27,147 (2008: € 36,196; 2007: € 36,500) were paid to M&T;

(2)

comprises (a) payments to defined benefit pension schemes, in accordance with actuarial advice, to provide post-retirement pensions from normal retirement date in respect of (i) 5 executive directors (2008: 4; 2007: 4); and (ii) 7 other senior executive officers (2008:5; 2007: 5); and in respect of Allied Irish Banks, p.l.c., 6 other senior executive officers (2008: 3; 2007: 3); and (b) the payment of pernsions to former directors or their dependants granted on an ex gratia basis.

(3)	in 2007, a lump sum payment made on retirement to Mr. Shom Bhattacharya, former Group Chief Risk Officer.
(4)

the value of conditional awards of shares under the company’s share option scheme and long term incentive plans (which are described in note 10) made to executive directors and other senior executive officers; the value shown in relation to 2007, which was determined by applying the valuation techniques (described in note 10) relates to (i) 4 executive directors and (ii) in respect of Group, 5 other senior executive officers and in respect of Allied Irish Banks, p.l.c. 3 other senior executive officers.

Notes to the accounts—(Continued)

64 Related party transactions (continued)

(f) Transactions with key management personnel

At 31 December 2009, deposit and other credit balances held by key management personnel amounted € 12.0 million (2008:

€ 12.2 million; 2007: € 11.8 million).

Loans to the Key Management Personnel, including executive and non-executive directors and senior executive officers, are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar standing not connected with the Group, and do not involve more than the normal risk of collectability or present other unfavourable features. Loans to executive directors and senior executive officers are also made in the ordinary course of business, on terms available to other employees in the Group generally, in accordance with established policy, within limits set on a case by case basis.

Details of transactions with key management personnel, and connected parties where indicated, are as follows:

(i) Current directors

	2009
	Balance at 31 December 2008 € 000	Amounts advanced during 2009 € 000	Amounts repaid during 2009 € 000	Currency movements € 000	Balance at 31 December 2009 € 000
Kieran Crowley (including facilities to businesses in which Mr Crowley has an interest)
Loans	1,758	159	300	—	1,617
Overdraft/Credit card«	10	n/a	n/a	n/a	8

Total	1,768	n/a	n/a	n/a	1,625

Interest charged during 2009					59
Maximum debit balance during 2009					1,942

Colm Doherty
Loans	—	—	—	—	—
Overdraft/Credit card«	3	n/a	n/a	n/a	1

Total	3	n/a	n/a	n/a	1

Interest charged during 2009					—
Maximum debit balance during 2009					11

Stephen Kingon
Loans	—	41	3	—	38
Overdraft/Credit card«	13	n/a	n/a	n/a	14

Total	13	n/a	n/a	n/a	52

Interest charged during 2009					1
Maximum debit balance during 2009					55

Dan O’Connor
Loans	—	—	—	—	—
Overdraft/Credit card«	5	n/a	n/a	n/a	14

Total	5	n/a	n/a	n/a	14

Interest charged during 2009					—
Maximum debit balance during 2009					14

«

Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (i.e. they may be drawn, repaid and redrawn up to their limit over the course of the year).

Notes to the accounts—(Continued)

64 Related party transactions (continued)

	2009
	Balance at 31 December 2008 € 000	Amounts advanced during 2009 € 000	Amounts repaid during 2009 € 000	Currency movements € 000	Balance at 31 December 2009 € 000
Sean O’Driscoll
Loans	3,296	—	2,000	68	1,228	**
Overdraft/Credit card«	10	n/a	n/a	n/a	11

Total	3,306	n/a	n/a	n/a	1,239

Interest charged during 2009					61
Maximum debit balance during 2009					3,319

Dick Spring
Loans	8	—	8	—	—
Overdraft/Credit card«	—	n/a	n/a	n/a	19

Total	8	n/a	n/a	n/a	19

Interest charged during 2009					—
Maximum debit balance during 2009					27

Jennifer Winter
Loans	103	—	11	—	92
Overdraft/Credit card«	—	n/a	n/a	n/a	—

Total	103	n/a	n/a	n/a	92

Interest charged during 2009					2
Maximum debit balance during 2009					104

Declan Collier, Anne Maher, David Pritchard and Robert G.Wilmers had no facilities with the Group during 2009.

(ii) Former Directors who were in office during the year:

Donal Forde
Loans	736	—	51	10	675
Overdraft/Credit card«	—	n/a	n/a	n/a	—

Total	736	n/a	n/a	n/a	675

Interest charged during 2009					28
Maximum debit balance during 2009					742

Dermot Gleeson
Loans	2,302	—	500	34	1,768
Overdraft/Credit card«	42	n/a	n/a	n/a	12

Total	2,344	n/a	n/a	n/a	1,780

Interest charged during 2009					60
Maximum debit balance during 2009					2,451
As at 31 December 2009, a guarantee entered into by Dermot Gleeson in favour of the Group amounted to € 0.2 million (2008:

€ 0.2 million).

«

Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (may be drawn, repaid and redrawn up to their limit over the course of the year).

« «	Sean O’Driscoll’s loan is a cash backed facility.

Notes to the accounts—(Continued)

64 Related party transactions (continued)

	2009
	Balance at 31 December 2008 € 000	Amounts advanced during 2009 € 000	Amounts repaid during 2009 € 000	Currency movements € 000	Balance at 31 December 2009 € 000
John O’Donnell
Loans	145	—	145	—	—
Overdraft/Credit card«	23	n/a	n/a	n/a	7

Total	168	n/a	n/a	n/a	7

Interest charged during 2009					1
Maximum debit balance during 2009					181

Eugene Sheehy
Loans	2,333	—	2,333	—	—
Overdraft/Credit card«	1	n/a	n/a	n/a	4

Total	2,334	n/a	n/a	n/a	4

Interest charged during 2009					74
Maximum debit balance during 2009					2,402

Michael J. Sullivan had no facilities with the Group during 2009.

(iii) Senior Executive Officers

(Aggregrate of 6 persons; 2008: 5):

Loans	4,307	—	284	19	4,042
Overdraft/Credit card«	49	n/a	n/a	n/a	26

Total	4,356	n/a	n/a	n/a	4,068

Interest charged during 2009					117
Maximum debit balance during 2009					4,498

(iv) Aggregate amounts outstanding at year-end:

	Loans, overdrafts/credit cards
	31 December 2009 € 000	31 December 2008 € 000
Directors (2009: 11 persons; 2008: 13)	5,508	10,793
Senior Executive Officers (2009: 6 persons; 2008: 5)	4,068	4,055

	9,576	14,848

As at 31 December 2009 guarantees entered into by one former director and three senior executive officers in favour of the Group amounted to € 1.3 million in aggregate (2008: € 1.3 million). No impairment charges or provisions have been recognised in respect of any of the above loans or facilities and all interest that has fallen due has been paid.

«

Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (may be drawn, repaid and redrawn up to their limit over the course of the year).

Notes to the accounts—(Continued)

64 Related party transactions (continued)

(g) Transactions with Irish Government(3)

The Irish Government, by virtue of the CIFS Scheme and the issue by AIB of € 3.5 billion preference shares to the NPRFC, is a related party to AIB. For further detail on these transactions please see note 56.

From time to time, AIB provides certain banking and financial services to the Irish Government in the normal course of business. AIB may also hold Government securities in both its trading and available for sale investment portfolios. The following table sets out the Group’s balances with the Irish Government by balance sheet caption.

	2009		2008
	Balance € m	Highest(4) balance held € m	Balance € m	Highest(4) balance held € m
Assets
Cash and balances at central banks	93	6,599	100	5,488
Derivative financial instruments	1	176	—	3
Loans and receivables to banks	5,138	5,572	2,512	3,112
Loans and receivables to customers	—	1,879	1	1,361
Financial investments available for sale	3,941	4,070	1,537	1,537

Total assets	9,173		4,150

	2009		2008
	Balance € m	Highest(4) balance held € m	Balance € m	Highest(4) balance held € m
Liabilities
Deposits by banks	6,983	16,647	741	6,585
Customer accounts	306	406	323	401
Derivative financial instruments	—	111	3	3

Total liabilities	7,289		1,067

Interest and other amounts paid amounted to € 123 million (2008: € 58 million). Fees paid under the Irish Government guarantee scheme are set out in note 5. Interest and other receipts amounted to € 186 million (2008: € 51 million). Substantially all of the above balances relate to Allied Irish Banks, p.l.c..

(3)

Includes all departments of the Irish Government located in the State and embassies, consulates and other institutions of the Irish Government located outside the State. The Post Office Savings Banks (“POSB”) and the National Treasury Management Agency (“NTMA”) are included.

(4)

The highest balance during the period, together with the outstanding balance at the end of each period, is considered the most meaningful way of representing the amount of transactions that have occurred between the Group and the Irish Government.

(h) Indemnities

On 2 February 2004, AIB Capital Markets plc, a wholly-owned subsidiary, extended the terms of an indemnity previously given to certain former directors, officers and employees of Govett Investment Management Ltd. (“Govett”) - now “AIB Investment Management Limited” - to Mr. Michael Buckley, the former Group Chief Executive, and Mr. Colm Doherty, former Managing Director, AIB Capital Markets now Group Managing Director; Mr. Buckley is a former director of a split capital trust managed by Govett, and Mr. Doherty is a former director of Govett. The aggregate liability of AIB Capital Markets plc under the aforementioned indemnity is € 10 million.

The purpose of the indemnity is to protect the indemnified parties (or any of them) against any civil liability, loss and defence costs which they (or any of them) may suffer by reason of any claim made against them relating to certain split capital or highly leveraged trusts previously managed by Govett and which previously would have been covered by insurance.

Prior to July 2003, the Bank’s professional indemnity and directors’ and officers’ liability insurance provided cover in respect of the eventualities mentioned in the previous paragraph. However, on renewal of that insurance on 1 July 2003, and in line with a general change introduced by the insurance industry, exclusions were imposed that removed that cover. By virtue of the terms of the abovementioned indemnity, the indemnified parties now stand in the position they would have been in if those exclusions had not been imposed, except that the aggregate limit of liability under the indemnity is € 10 million rather than the higher amount previously provided by the insurance.

Allied Irish Banks, p.l.c. has indemnified the Directors of Allied Irish Banks Pensions Limited and AIB DC Pensions (Ireland) Limited, the trustees of the Group’s Republic of Ireland defined benefit pension scheme and defined contribution pension scheme, respectively, against any actions, claims or demands arising out of their actions as Directors of the trustee companies, other than by reason of wilful default. Ms. Anne Maher, a Director of the Company, was appointed a Director of the above-mentioned trustee companies with effect from 19 November 2007.

Notes to the accounts—(Continued)

65 Commitments

Capital expenditure

Estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to € 35 million (2008:

€ 91 million; 2007: € 119 million). For Allied Irish Banks, p.l.c. outstanding capital committments amounted to € 25 million (2008:

€ 88 million; 2007: € 115 million). Capital expenditure authorised, but not yet contracted for, amounted to € 88 million (2008:

€ 154 million; 2007: € 127 million). For Allied Irish Banks, p.l.c. this amounted to € 71 million (2008: € 115 million; 2007: € 78 million).

Operating lease rentals

The total of future minimum lease payments under non-cancellable operating leases are set out below:

	Group			Allied Irish Banks, p.l.c
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
One year	119	109	107	72	70	67
One to two years	108	109	104	64	69	64
Two to three years	104	97	101	61	64	62
Three to four years	85	89	89	53	59	57
Four to five years	81	73	79	51	52	53
Over five years	659	644	667	206	216	251

Total	1,156	1,121	1,147	507	530	554

Following a programme of sale and leaseback transactions, the Group now holds a number of significant operating lease arrangements in respect of branches and the headquarter locations. AIB Group leases the Bankcentre campus in Ballsbridge, Dublin 4 under three separate lease arrangements and also has a leasehold interest in the ‘AIB International Centre’ located in Dublin’s International Financial Services Centre (“IFSC”).

The minimum lease terms remaining on the most significant leases vary from 2 years to 21 years. The average lease length outstanding until a break clause in the lease arrangements is approximately 12 years with the final contractual remaining terms ranging from 2 years to 38 years.

There are no contingent rents payable and all lease payments are at market rates.

The total of future minimum sublease payments expected to be received under non-cancellable subleases at the reporting date were € 8 million (2008: € 9 million; 2007: € 11 million). For Allied Irish Banks, p.l.c. this was € 3 million (2008: € 5 million; 2007:

€ 5 million).

Operating lease payments recognised as an expense for the period were € 107 million (2008: € 101 million; 2007: € 93 million), of which continuing operations accounted for € 70 million in 2009 (2008:€ 69 million; 2007: € 67 million). Sublease income amounted to € 1 million (2008: € 1 million; 2007: € 1 million). For Allied Irish Banks, p.l.c. operating lease payments recognised were € 69 million (2008: € 69 million; 2007: € 65 million). Sublease income for Allied Irish Banks, p.l.c. amounted to € 1 million (2008: € 1 million; 2007: € 1 million). Included in the lease payments for Allied Irish Banks, p.l.c. is € 41 million (2008: € 42 million; 2007: € 26 million) paid to other Group subsidiaries. Future minimum lease payments due to subsidiaries of Allied Irish Banks, p.l.c. amount to € 280 million excluding VAT (2008: € 325 million; 2007: € 329 million) and are included in the total of € 507 million in 2009 (2008: € 530 million; 2007: € 554 million).

Notes to the accounts—(Continued)

66 Employees

The average number of employees by division (excluding employees on career breaks, long term absences or any other unpaid leaves) were as follows;

	Years ended 31 December
	2009	2008	2007
AIB Bank ROI	7,284	7,746	8,950
Capital Markets	2,424	2,562	2,357
AIB Bank UK	2,507	2,689	2,880
Central & Eastern Europe	9,596	9,776	8,280
Group(1)	2,870	3,042	1,792

Total	24,681	25,815	24,259

(1)

Includes 2,283 (2008: 2,443; 2007: 1,291) in relation to Operations and Technology who support the business divisions (and whose costs are allocated to the divisions) and other head office departments.

67 Capital compliance

During the period the Group and all its licensed subsidiaries complied with externally imposed capital requirements.

68 Financial and other information	2009	2008	2007

Operating ratios
Operating expenses/operating income(1)	44.8%	45.6%	54.9%
Other income/operating income(1)	17.6%	19.6%	26.3%
Net interest margin(2) :
Group	1.92%	2.21%	2.14%
Domestic	1.81%	2.23%	2.10%
Foreign	2.21%	2.16%	2.46%

Rates of exchange

€ /US$
Closing	1.4406	1.3917	1.4721
Average	1.3947	1.4707	1.3749

€ /Stg£
Closing	0.8881	0.9525	0.7334
Average	0.8908	0.7964	0.6861

€ /PLN
Closing	4.1045	4.1535	3.5935
Average	4.3269	3.5114	3.7792

(1)	Excludes gain on redemption of subordinated liabilities.
(2)

Net interest margin represents net interest income as a percentage of average interest earning assets. Net interest margin is presented on a total group basis and includes both continuing and discontinued operations.

	Assets			Liabilities
		Restated(1)	Restated(1)		Restated(1)	Restated(1)
Currency information	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Euro	104,363	108,859	97,807	103,952	96,476	98,351
Other	69,951	73,315	80,081	70,362	85,698	79,537

	174,314	182,174	177,888	174,314	182,174	177,888

(1)	Restated due to change in accounting policy for insurance contracts - see Accounting policies - Basis of preparation.

Notes to the accounts—(Continued)

69 Average balance sheets and interest rates

The following table shows interest rates prevailing at 31 December 2009 together with average prevailing interest rates, gross yields, spreads and margins for the years ended 31 December 2009, 2008 and 2007.

	As at Dec. 31	Average interest rates for Years ended 31 December
Interest rates	2009%	2009%	2008%	2007%
Ireland
AIB Group’s prime lending rate	1.00	1.48	3.77	4.60
European inter-bank offered rate
One month euro	0.45	0.45	3.88	4.08
Three month euro	0.70	0.72	4.20	4.28
United Kingdom
AIB Group’s base rate	0.50	0.65	4.68	5.51
London inter-bank offered rate
One month sterling	0.50	0.50	4.05	5.80
Three month sterling	0.65	0.63	4.58	5.95
Poland
One month zloty	3.57	3.48	6.22	4.53
United States
Prime rate	3.25	3.25	4.05	8.08
Gross yields, spreads and margins(1)
Gross yield(2)
Group		3.77	5.84	5.86
Domestic		3.19	5.54	5.56
Foreign		4.11	6.67	6.81
Interest rate spread(3)
Group		1.73	1.83	1.63
Domestic		1.17	1.64	1.58
Foreign		2.00	2.44	2.00

Average interest earning assets		2009 € m	2008 € m	2007 € m
Group		168,139	174,412	159,570
Domestic		120,424	123,469	112,232
Foreign		47,715	50,943	47,338

(1)

The gross yields, spreads and margins presented in this table are extracted from the average balance sheets and interest rates on the following pages and this breakdown into domestic and foreign has been compiled on the basis of location of office.

(2)	Gross yield represents the average interest rate earned on interest earning assets.
(3)	Interest rate spread represents the difference between the average interest rate earned on interest earning assets and the average interest rate paid on interest bearing liabilities.

Notes to the accounts—(Continued)

69 Average balance sheets and interest rates (continued)

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the years ended 31 December 2009, 2008 and 2007. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group. The average balance sheet is presented on a total Group basis and it includes both continuing and discontinued operations.

	Year ended 31 December 2009			Year ended 31 December 2008			Year ended 31 December 2007
Assets	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %
Loans and receivables to customers(1)

Domestic offices	90,347	2,973	3.3	89,641	5,362	6.0	78,806	4,671	5.9

Foreign offices	38,117	1,636	4.3	43,449	3,012	6.9	39,840	2,860	7.2

Trading portfolio financial assets

Domestic offices	163	2	1.2	3,390	184	5.4	7,848	372	4.7

Foreign offices	190	11	5.8	508	16	3.0	1,005	21	2.1

Loans and receivables to banks

Domestic offices	5,044	69	1.4	8,357	316	3.8	9,276	422	4.5

Foreign offices	3,966	34	0.9	1,821	104	5.7	1,712	96	5.6

Financial investments available for sale

Domestic offices	24,870	796	3.2	22,081	999	4.5	16,302	774	4.7

Foreign offices	3,949	192	4.9	4,722	247	5.2	4,781	247	5.2

Financial investments held to maturity

Foreign offices	1,493	87	5.8	443	26	5.9	—	—	—

Average interest earning assets

Domestic offices	120,424	3,840	3.2	123,469	6,861	5.5	112,232	6,239	5.6

Foreign offices	47,715	1,960	4.1	50,943	3,405	6.7	47,338	3,224	6.8

Net interest on swaps		538			(46)			(106)

Total average interest earning assets	168,139	6,338	3.8	174,412	10,220	5.8	159,570	9,357	5.9

Non-interest earning assets	13,073			13,183			10,531

Total average assets	181,212	6,338	3.5	187,595	10,220	5.4	170,101	9,357	5.5

Percentage of assets applicable to foreign activities			30.1			30.5			30.4

(1)	Includes loans and receivables held for sale to NAMA.

Notes to the accounts—(Continued)

69 Average balance sheets and interest rates (continued)

	2009			2008			2007
Liabilities & shareholders’ equity	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %
Due to banks

Domestic offices	34,379	437	1.3	27,592	1,234	4.5	31,080	1,448	4.7

Foreign offices	4,947	64	1.3	3,576	146	4.1	2,682	137	5.1

Due to customers

Domestic offices	49,254	929	1.9	46,015	1,527	3.3	38,401	1,167	3.0

Foreign offices	27,385	623	2.3	30,569	1,332	4.3	27,060	1,199	4.4

Other debt issued

Domestic offices	21,610	589	2.7	25,578	1,092	4.3	24,161	1,069	4.4

Foreign offices	9,668	188	1.9	19,384	773	4.0	12,063	667	5.5

Subordinated liabilities

Domestic offices	3,783	248	6.6	4,206	197	4.7	3,772	195	5.2

Foreign offices	844	27	3.2	864	52	6.0	1,009	57	5.6

Average interest earning liabilities

Domestic offices	109,026	2,203	2.0	103,391	4,050	3.9	97,414	3,879	4.0

Foreign offices	42,844	902	2.1	54,393	2,303	4.2	42,814	2,060	4.8

Total average interest earning liabilities	151,870	3,105	2.0	157,784	6,353	4.0	140,228	5,939	4.2

Non-interest earning liabilities	19,501			20,871			21,117

Total average liabilities	171,371	3,105	1.8	178,655	6,353	3.5	161,345	5,939	3.7

Shareholders’ equity	9,841			8,940			8,756

Total average liabilities and shareholders’ equity	181,212	3,105	1.7	187,595	6,353	3.4	170,101	5,939	3.5

Percentage of liabilities applicable to foreign operations			27.0			33.9			31.5

Notes to the accounts—(Continued)

69 Average balance sheets and interest rates (continued)

The following table allocates changes in net interest income between volume and rate for the year ended 31 December 2009 compared with the year ended 31 December 2008 and the year ended 31 December 2008 compared with the year ended 31 December 2007. Volume and rate variances have been calculated based on the movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities respectively. Changes due to a combination of volume and rate are allocated ratably to volume and rate.

	December 2009 over December 2008			December 2008 over December 2007
	Increase/(decrease) due to changes in:
	Average Volume € m	Average Rate € m	Net Change € m	Average Volume € m	Average Rate € m	Net Change € m
INTEREST EARNING ASSETS
Trading portfolio financial assets
Domestic offices	(175)	(7)	(182)	(211)	23	(188)
Foreign offices	(10)	5	(5)	(10)	5	(5)
Loans and receivables to banks
Domestic offices	(124)	(123)	(247)	(42)	(64)	(106)
Foreign offices	122	(192)	(70)	6	2	8
Loans and receivables to customers(1)
Domestic offices	42	(2,431)	(2,389)	656	35	691
Foreign offices	(368)	(1,008)	(1,376)	273	(121)	152
Financial investments
Domestic offices	132	(335)	(203)	277	(52)	225
Foreign offices	(38)	(17)	(55)	—	—	—
Financial investments held to maturity
Foreign offices	62	(1)	61	20	6	26

Total interest income	(357)	(4,109)	(4,466)	969	(166)	803

INTEREST BEARING LIABILITIES
Due to banks
Domestic offices	305	(1,102)	(797)	(159)	(55)	(214)
Foreign offices	55	(137)	(82)	48	(39)	9
Due to customers
Domestic offices	107	(704)	(597)	234	126	360
Foreign offices	(137)	(573)	(710)	159	(26)	133
Other debt issued
Domestic offices	(171)	(332)	(503)	73	(50)	23
Foreign offices	(386)	(199)	(585)	413	(307)	106
Subordinated liabilities
Domestic offices	(20)	71	51	28	(26)	2
Foreign offices	(1)	(24)	(25)	(8)	3	(5)

Total interest expense	(248)	(3,000)	(3,248)	788	(374)	414

Net interest income
Domestic offices	(346)	(829)	(1,175)	504	(53)	451
Foreign offices	237	(280)	(43)	(323)	261	(62)

Net interest income (interest earning assets and interest bearing liabilities)	(109)	(1,109)	(1,218)	181	208	389

Net interest on swaps			584			60

Net interest income			(634)			449

(1)	Includes loans and receivables held for sale to NAMA at 31 December 2009.

Notes to the accounts—(Continued)

69 Average balance sheets and interest rates (continued)

	December 2007 over December 2006 Increase/(decrease) due to changes in:
	Average Volume € m	Average Rate € m	Net Change € m
INTEREST EARNING ASSETS
Loans and receivables to banks
Domestic offices	174	57	231
Foreign offices	(28)	8	(20)
Loans and receivables to customers
Domestic offices	856	653	1,509
Foreign offices	443	240	683
Trading portfolio financial assets
Domestic offices	(50)	73	23
Foreign offices	(8)	(2)	(10)
Financial investments
Domestic offices	68	118	186
Foreign offices	20	18	38

Total interest income	1,475	1,165	2,640

INTEREST BEARING LIABILITIES
Due to banks
Domestic offices	102	279	381
Foreign offices	27	14	41
Due to customers
Domestic offices	50	308	358
Foreign offices	211	220	431
Other debt issued
Domestic offices	366	247	613
Foreign offices	95	73	168
Subordinated liabilities
Domestic offices	13	—	13
Foreign offices	27	(2)	25

Total interest expense	891	1,139	2,030

Net interest income
Domestic offices	517	67	584
Foreign offices	67	(41)	26

Net interest income (interest earning assets and interest bearing liabilities)	584	26	610

Net interest on swaps			(191)

Net interest income			419

Notes to the accounts—(Continued)

70 Non-adjusting events after the reporting period

a) Deferral of coupon payment on RCI

On 2 February 2010, AIB announced the deferral of the coupon payment on the RCIs (see note 53) which would otherwise have been paid on 28 February 2010. Further information is contained in note 56 (vi).

b) Issue of ordinary shares to NPRFC

On 13 May 2010, AIB issued 198,089,847 ordinary shares of € 0.32 each, in lieu of dividend amounting to € 280 million to the NPRFC. The number of shares was computed based on the average closing share price of € 1.4135 for the 30 trading days prior to the dividend payment date of 13 May 2010. In accordance with AIB’s Articles of Association, an amount of € 63 million equal to the nominal value of the shares issued, was transferred from the Share Premium to the Ordinary Share Capital account.

c) Capital Exchange

On 1 March 2010, the Board approved the exchange of existing lower tier 2 securities for new, higher yielding lower tier 2 securities. This involves the redemption of securities at a discount to their nominal value or issue price, but at a premium to their trading range.

d) Discontinued operations

On 30 March 2010, the Financial Regulator published details of the Prudential Capital Assessment Review (“PCAR”), its assessment of the forward-looking prudential capital requirements of certain Irish credit institutions, including AIB, that are covered by Government guarantee schemes to strengthen and increase their capital bases to help restore confidence in the Irish banking sector.

The PCAR concluded that in common with other Irish credit institutions, the target Equity Core Tier 1 Capital Ratio for AIB would be 7% and the target Core Tier 1 Capital Ratio would be 8%. In order to meet the target Equity Core Tier 1 Capital Ratio, the PCAR determined that AIB must generate the equivalent of € 7.4 billion of new equity capital by 31 December 2010.

On 30 March 2010, following publication of the PCAR, AIB announced a series of capital raising initiatives to meet the increased capital ratios set by the Financial Regulator. These initiatives included plans to sell AIB’s shareholding in M&T, as well as its shareholding in BZWBK and its UK business, which comprises “Allied Irish Bank (GB)” in Great Britain and “First Trust Bank” in Northern Ireland. Discussions in relation to these disposals are on-going. In addition, AIB also intends to dispose of its 49.99% shareholding in BACB, a Bulgarian bank. Further details are contained in note 18.

e) Disposal of BZWBK

On 10 September 2010, the Board of Directors of Allied Irish Banks, p.l.c. announced that it has conditionally agreed to sell its interests in Poland for a total consideration of approximately € 3.1 billion.

This represents the sale of its entire shareholding in Bank Zachodni WBK S.A. (“BZWBK”), comprising 51,413,790 shares, representing approximately 70.36% of BZWBK’s issued share capital, and its 50% shareholding in BZWBK AIB Asset Management S.A. (“BZWBK AIB A.M.”) to Banco Santander S.A. (“Santander”). The price that Santander has agreed to pay AIB for its shares in BZWBK is PLN11.67 billion (or approximately € 2.9 billion)(1). Santander has also agreed to pay € 150 million for AIB’s stake in BZWBK AIB A.M. and therefore AIB will realise total proceeds from the sales of these assets of € 3,088 million. Based on the carrying value at 31 December 2009 of € 1,494 million, shareholders’ equity would have increased by € 1,584 million had the transaction occurred on that date.

(1)	converted at rate of PLN3.971 to € 1

f) Disposal of Goodbody Holdings Limited

On the 20 September 2010, the Board of Directors of Allied Irish Banks, p.l.c. announced that it has signed an agreement to sell its entire shareholding in Goodbody Holdings Limited and associated companies, including Goodbody Stockbrokers (“Goodbodys”), to Fexco Holdings Limited (“Fexco”) for a cash consideration of approximately € 24 million.

This is subject to a net asset adjustment for the period up to completion. If the Group is sold for cash within the three year period following completion for a price in excess of that paid by Fexco or if certain assets of the Group are realised for cash within a similar period, additional consideration, subject to a cap, may be payable.

Completion of the transaction is conditional upon obtaining certain regulatory approvals. The impact on AIB Group’s capital position as a result of the transaction is not material.

g) Transfer of loans to NAMA

Tranche 1: On 6 April 2010, AIB transferred the first tranche of loans and receivables to NAMA which were included in ‘financial assets held for sale to NAMA’ in the statement of financial position at 31 December 2009. The carrying value net of provisions of the assets transferred amounted to € 2,800 million, with the fair value of the consideration received amounting to € 1,844 million giving rise to a loss on disposal of € 956 million.

Tranche 2: On 12 July 2010,AIB transferred a second tranche of loans and receivables to NAMA which were included in ‘financial assets held for sale to NAMA’ in the statement of financial position at 31 December 2009. The carrying value net of provisions of the assets transferred amounted to € 1,868 million, with the fair value of the consideration received amounting to € 1,351 million giving rise to a loss on disposal of € 517 million.

71 Dividends

No final dividend will be paid in respect of the year ended 31 December 2009.

Notes to the accounts—(Continued)

72 Additional parent company information on risk

Maximum exposure to credit risk

	2009			2008			2007
	Amortised cost(4) € m	Fair value(5) € m	Total € m	Amortised cost € m	Fair value € m	Total € m	Amortised cost € m	Fair value € m	Total € m
Balances at central banks(1)	2,069	—	2,069	1,082	—	1,082	—	—	—
Items in course of collection	127	—	127	151	—	151	203	—	203
Financial assets held for sale to NAMA	15,866	125	15,991	—	—	—	—	—	—
Trading portfolio financial assets(2)	—	116	116	—	161	161	—	8,075	8,075
Derivative financial instrument(3)	—	5,465	5,465	—	6,654	6,654	—	4,039	4,039
Loans and receivables to banks(4)	58,816	—	58,816	47,113	—	47,113	46,648	—	46,648
Loans and receivables to customers(5)	67,928	—	67,928	88,873	—	88,873	86,108	—	86,108
Financial investments available for sale(6)	—	22,091	22,091	—	25,808	25,808	—	17,794	17,794
Other assets:
Sale of securities awaiting settlement	28	—	28	132	—	132	45	—	45
Trade receivables	19	—	19	28	—	28	10	—	10
Accrued interest(7)	762	—	762	1,056	—	1,056	(323)	—	(323)

	145,615	27,797	173,412	138,435	32,623	171,058	132,691	29,908	162,599
Financial guarantees	5,980	—	5,980	7,089	—	7,089	5,569	—	5,569
Loan commitments and other credit related commitments	13,203	—	13,203	14,706	—	14,706	17,396	—	17,396
	19,183	—	19,183	21,795	—	21,795	22,965	—	22,965

Maximum exposure to credit risk	164,798	27,797	192,595	160,230	32,623	192,853	155,656	29,908	185,564

(1)	Included within cash and balances at central banks of € 2,589 million (2008: € 1,651 million; 2007: € 566 million).
(2)	Excluding equity shares of € 4 million (2008: € 10 million; 2007: € 61 million).
(3)	Exposures to subsidiary undertakings of € 350 million (2008: € 556 million; 2007: € 200 million) have been included.
(4)	Exposures to subsidiary undertakings of € 50,389 million (2008: € 41,493 million; 2007: € 38,081 million) have been included.
(5)	Exposures to subsidiary undertakings of € 15,613 million (2008: € 13,758 million; 2007: € 13,407 million) have been included.
(6)	Excluding equity shares of € 87 million (2008: € 64 million; 2007: € 59 million).
(7)	Exposures to subsidiary undertakings of € 393 million (2008: € 373 million; 2007: € 347 million) have been included.

The information contained in the following tables relates only to third party exposures arising within Allied Irish Banks, p.l.c.

Loans and receivables to customers (excluding loans and receivables held for sale to NAMA)

By geographic location and industry sector

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	2,005	43	—	3	—	2,051
Energy	510	292	—	435	23	1,260
Manufacturing	2,094	596	—	161	207	3,058
Construction and property	13,571	1,301	—	933	441	16,246
Distribution	8,122	843	—	162	66	9,193
Transport	951	510	—	69	44	1,574
Financial	1,354	374	—	54	22	1,804
Other services	4,286	985	—	698	213	6,182
Personal
- Home mortgages	6,748	—	—	—	90	6,838
- Other	6,242	—	—	—	—	6,242
Lease financing	—	10	—	—	—	10

	45,883	4,954	—	2,515	1,106	54,458
Unearned income	(119)	(21)	—	(8)	(3)	(151)
Provisions	(1,835)	(118)	—	(8)	(31)	(1,992)

Total Allied Irish Banks, p.l.c.	43,929	4,815	—	2,499	1,072	52,315 (1)

Notes to the accounts—(Continued)

72 Additional parent company information on risk (continued)

Loans and receivables to customers (excluding loans and receivables held for sale to NAMA)

By geographic location and industry sector

	2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	2,204	57	—	6	—	2,267
Energy	523	360	—	614	25	1,522
Manufacturing	2,595	823	—	260	401	4,079
Construction and property	32,133	1,349	—	1,063	474	35,019
Distribution	8,505	859	—	209	81	9,654
Transport	969	484	—	76	30	1,559
Financial	1,456	471	—	146	25	2,098
Other services	4,706	1,164	—	977	230	7,077
Personal
- Home mortgages	6,249	—	—	—	97	6,346
- Other	7,357	—	—	—	—	7,357
Lease financing	—	22	—	—	—	22

	66,697	5,589	—	3,351	1,363	77,000
Unearned income	(157)	(32)	—	(13)	(5)	(207)
Provisions	(1,575)	(82)	—	(12)	(9)	(1,678)

Total Allied Irish Banks, p.l.c.	64,965	5,475	—	3,326	1,349	75,115 (1)

	2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	1,921	38	—	4	—	1,963
Energy	375	344	—	435	19	1,173
Manufacturing	2,012	780	—	178	288	3,258
Construction and property	29,713	3,577	—	565	509	34,364
Distribution	7,744	862	—	119	66	8,791
Transport	1,083	460	—	24	21	1,588
Financial	1,238	750	—	330	—	2,318
Other services	4,303	929	—	844	90	6,166
Personal
- Home mortgages	5,864	—	—	—	—	5,864
- Other	7,855	—	—	—	—	7,855

	62,108	7,740	—	2,499	993	73,340
Unearned income	(197)	(33)	—	—	—	(230)
Provisions	(369)	(39)	—	(1)	—	(409)

Total Allied Irish Banks, p.l.c.	61,542	7,668	—	2,498	993	72,701 (1)

(1)	Excludes intercompany balances of €15,613 million (2008: €13,758 million; 2007: € 13,407 million).

Notes to the accounts—(Continued)

72 Additional parent company information on risk (continued)

Aged analysis of contractually past due but not impaired facilities (excluding loans and receivables held for sale to NAMA)

	2009
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	122	31	13	12	178
Energy	2	5	—	1	8
Manufacturing	47	14	7	4	72
Construction and property	789	336	120	191	1,436
Distribution	231	143	59	50	483
Transport	31	15	2	6	54
Financial	10	4	—	—	14
Other services	198	54	17	35	304
Personal
- Home mortgages	94	53	11	21	179
- Credit cards	60	18	10	8	96
- Other	297	142	42	109	590

Total Allied Irish Banks, p.l.c.	1,881	815	281	437	3,414

As a percentage of total loans(1)	3.5%	1.5%	0.5%	0.8%	6.3%

	2008
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	173	40	12	4	229
Energy	2	2	—	—	4
Manufacturing	46	6	10	1	63
Construction and property	3,451	874	522	52	4,899
Distribution	390	127	177	12	706
Transport	22	4	2	1	29
Financial	11	1	3	—	15
Other services	429	52	34	37	552
Personal
- Home mortgages	90	35	12	4	141
- Credit cards	53	17	10	7	87
- Other	548	134	42	19	743

Total Allied Irish Banks, p.l.c.	5,215	1,292	824	137	7,468

As a percentage of total loans(1)	6.8%	1.7%	1.1%	0.2%	9.7%

	2007
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	96	25	5	1	127
Energy	3	4	—	—	7
Manufacturing	53	6	1	1	61
Construction and property	2,056	269	59	15	2,399
Distribution	298	107	75	5	485
Transport	16	4	2	—	22
Financial	16	—	1	—	17
Other services	266	42	19	4	331
Personal
- Home mortgages	74	21	3	1	99
- Credit cards	52	14	7	4	77
- Other	426	110	33	13	582

Total	3,356	602	205	44	4,207

As a percentage of total loans(1)	4.6%	0.8%	0.3%	0.1%	5.7%

(1)	Total loans relate to loans and receivables to customers (excluding intercompany) and are gross of provisions and unearned income.

Notes to the accounts—(Continued)

72 Additional parent company information on risk (continued)

Impaired loans by geographic location and industry sector (excluding loans and receivables held for sale to NAMA)

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	105	—	—	—	—	105
Energy	6	—	—	—	—	6
Manufacturing	91	14	—	11	19	135
Construction and property	2,194	50	—	8	—	2,252
Distribution	838	34	—	—	7	879
Transport	33	—	—	—	—	33
Financial	71	66	—	—	—	137
Other services	193	23	—	23	—	239
Personal
- Home mortgages	103	—	—	—	42	145
- Other	555	—	—	—	—	555

Total Allied Irish Banks, p.l.c.	4,189	187	—	42	68	4,486

	2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	46	—	—	—	—	46
Energy	3	—	—	32	—	35
Manufacturing	59	—	—	17	—	76
Construction and property	1,142	109	—	12	—	1,263
Distribution	143	43	—	—	—	186
Transport	10	—	—	—	—	10
Financial	17	—	—	—	—	17
Other services	64	15	—	—	—	79
Personal
- Home mortgages	29	—	—	—	19	48
- Other	257	—	—	—	—	257

Total Allied Irish Banks, p.l.c.	1,770	167	—	61	19	2,017

	2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	23	—	—	—	—	23
Energy	1	—	—	—	—	1
Manufacturing	16	35	—	—	—	51
Construction and property	125	—	—	—	—	125
Distribution	107	21	—	—	—	128
Transport	12	—	—	—	—	12
Financial	1	—	—	—	—	1
Other services	36	—	—	—	—	36
Personal
- Home mortgages	8	—	—	—	—	8
- Other	134	—	—	—	—	134

Total Allied Irish Banks, p.l.c.	463	56	—	—	—	519

Notes to the accounts—(Continued)

72 Additional parent company information on risk (continued)

Provision for impairment of loans and receivables by geographic location and industry sector (excluding loans and receivables held for sale to NAMA)

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	44	—	—	—	—	44
Energy	3	—	—	—	—	3
Manufacturing	40	11	—	—	6	57
Construction and property	515	45	—	2	—	562
Distribution	281	22	—	—	5	308
Transport	19	—	—	—	—	19
Financial	46	23	—	—	—	69
Other services	84	17	—	4	—	105
Personal
- Home mortgages	37	—	—	—	13	50
- Other	301	—	—	—	—	301

Specific	1,370	118	—	6	24	1,518
IBNR	465	—	—	2	7	474

Total Allied Irish Banks, p.l.c.	1,835	118	—	8	31	1,992

	2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	19	—	—	—	—	19
Energy	2	—	—	4	—	6
Manufacturing	25	—	—	4	—	29
Construction and property	394	57	—	4	—	455
Distribution	55	18	—	—	—	73
Transport	8	—	—	—	—	8
Financial	9	—	—	—	—	9
Other services	34	7	—	—	—	41
Personal
- Home mortgages	10	—	—	—	7	17
- Other	136	—	—	—	—	136

Specific	692	82	—	12	7	793
IBNR	882	—	—	1	2	885

Total Allied Irish Banks, p.l.c.	1,574	82	—	13	9	1,678

	2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	16	—	—	—	—	16
Energy	1	—	—	—	—	1
Manufacturing	10	32	—	—	—	42
Construction and property	54	—	—	—	—	54
Distribution	48	7	—	—	—	55
Transport	8	—	—	—	—	8
Financial	1	—	—	—	—	1
Other services	22	—	—	—	—	22
Personal
- Home mortgages	4	—	—	—	—	4
- Other	97	—	—	—	—	97

Specific	261	39	—	—	—	300
IBNR	108	—	—	1	—	109

Total Allied Irish Banks, p.l.c.	369	39	—	1	—	409

Notes to the accounts—(Continued)

72 Additional parent company information on risk (continued)

Loans and receivables held for sale to NAMA

By geographic location and industry sector

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	24	—	—	—	—	24
Energy	64	—	—	—	—	64
Manufacturing	37	—	—	—	—	37
Construction and property	18,031	428	—	29	—	18,488
Distribution	602	—	—	—	—	602
Transport	19	—	—	—	—	19
Financial	16	—	—	—	—	16
Other services	200	—	—	—	—	200
Personal
- Home mortgages	21	—	—	—	—	21
- Other	286	—	—	—	—	286

	19,300	428	—	29	—	19,757
Provisions	(3,930)	—	—	—	—	(3,930)

Total Allied Irish Banks, p.l.c.	15,370	428	—	29	—	15,827

Aged analysis of contractually past due but not impaired facilities held for sale to NAMA

	2009
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	—	1	—	1	2
Construction and property	988	278	160	268	1,694
Distribution	12	9	—	9	30
Financial	12	—	—	1	13
Other services	4	3	—	7	14
Personal
- Home mortgages	1	—	1	—	2
- Other	19	10	3	12	44

Total Allied Irish Banks, p.l.c.	1,036	301	164	298	1,799

As a percentage of total loans(1)	5.3%	1.5%	0.8%	1.5%	9.1%

(1)	Total loans relate to loans and receivables held for sale to NAMA and are gross of provisions and unearned income.

Notes to the accounts—(Continued)

72 Additional parent company information on risk (continued)

Impaired loans held for sale to NAMA by geographic location and industry sector

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	15	—	—	—	—	15
Energy	23	—	—	—	—	23
Manufacturing	10	—	—	—	—	10
Construction and property	9,684	—	—	—	—	9,684
Distribution	228	—	—	—	—	228
Financial	1	—	—	—	—	1
Other services	33	—	—	—	—	33
Personal
- Home mortgages	7	—	—	—	—	7
- Other	103	—	—	—	—	103

Total Allied Irish Banks, p.l.c.	10,104	—	—	—	—	10,104

Provision for impairment of loans and receivables held for sale to NAMA by geographic location and industry sector

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	5	—	—	—	—	5
Energy	8	—	—	—	—	8
Manufacturing	3	—	—	—	—	3
Construction and property	3,245	—	—	—	—	3,245
Distribution	79	—	—	—	—	79
Financial	—	—	—	—	—	—
Other services	11	—	—	—	—	11
Personal
- Home mortgages	3	—	—	—	—	3
- Other	35	—	—	—	—	35

Specific	3,389	—	—	—	—	3,389
IBNR	541	—	—	—	—	541

Total provision Allied Irish Banks, p.l.c.	3,930	—	—	—	—	3,930

Notes to the accounts—(Continued)

72 Additional parent company information on risk (continued)

Market risk profile of Allied Irish Banks, p.l.c.

	VaR (MTM portfolio)			VaR (Other portfolios)			Total VaR
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Interest rate risk
1 month holding period:
Average	13.5	15.4	8.4	52.3	49.0	39.0	50.2	58.1	46.9
High	22.1	24.2	11.2	75.6	82.4	45.2	77.5	83.2	55.2
Low	9.4	8.6	6.1	37.6	24.3	33.5	32.4	32.3	40.4
31 December	10.0	24.2	7.5	40.8	80.3	33.5	36.4	83.2	40.4

1 day holding period:
Average	2.9	3.3	1.8	11.2	10.5	8.3	10.7	12.4	10.0
High	4.7	5.2	2.4	16.1	17.6	9.6	16.5	17.7	11.8
Low	2.0	1.8	1.3	8.0	5.2	7.1	6.9	6.9	8.6
31 December	2.1	5.2	1.6	8.7	17.1	7.1	7.8	17.7	8.6

	Equity risk			Foreign exchange rate risk-trading
	VaR (MTM portfolio)			VaR (MTM portfolio)
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
1 month holding period:
Average	5.0	5.9	14.8	1.3	1.2	1.3
High	9.8	12.6	23.7	2.0	4.6	3.0
Low	2.5	2.3	7.3	0.4	0.5	0.8
31 December	7.7	5.4	7.6	1.3	0.8	0.9

1 day holding period:
Average	1.1	1.3	3.2	0.3	0.3	0.3
High	2.1	2.7	5.1	0.4	1.0	0.6
Low	0.5	0.5	1.5	0.1	0.1	0.2
31 December	1.7	1.1	1.6	0.3	0.2	0.2

Notes to the accounts—(Continued)

73 Off balance sheet arrangements

Under IFRS, transactions and events are accounted for and presented in accordance with their substance and economic reality and not merely their legal form. As a result, the substance of transactions with a special purpose entity (“SPE”) forms the basis for their treatment in the Group’s financial statements. An SPE is consolidated in the financial statements when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the entity and meets the criteria set out in IAS 27 Consolidated and separate financial statements and SIC 12 Consolidation - Special purposes entities. The primary form of SPE utilised by the Group are securitisations and employee compensation trusts.

Securitisations

The Group utilises securitisations in the ordinary course of business, primarily to support the following business objectives:

-	as an investor as part of the management of the Group’s interest rate and liquidity risks in Global Treasury;

-	as an investor in securitisations where the Group believes that the transaction offers a superior risk adjusted return opportunity;

-	as an originator of securitisations, to meet customer demand to offer a full range of investment opportunities by making available opportunities to invest in AIB-managed Collateralised Debt Obligations (“CDOs”) and Collateralised Bond Obligations (“CBOs”); and

-	as an originator of securitisations to support the funding activities of the Group.

AIB is primarily an investor in securitisations issued by other credit institutions. The most significant involvement with securitisations is via Global Treasury’s investment in AAA-rated prime Residential Mortgage Backed Securities (‘’RMBS’’) assets. In fulfilling its primary interest rate and liquidity management objective, Global Treasury applies qualifying criteria to the RMBS assets it purchases, including LTV, seasoning, location and quality of originator. Global Treasury also holds a significant portfolio of AAA-rated US student loan asset backed securities; these investments benefit from US government guarantees. It also holds a less significant portfolio of other asset classes. These assets are contained in the available for sale portfolio.

The Group also has a smaller portfolio of investments in securitisations held by the Corporate Banking business unit. The portfolio consists of both cash and synthetic structures across a variety of asset classes, including CDOs, CBOs, Collateralised Mortgage Obligations (“CMOs”) and RMBS.

The Corporate Banking business is also a sponsor of securitisation transactions. These structures form a small part of their portfolio. The Group has equity interests in five CDO/CBO transactions which are not consolidated in the Group’s financial statements. Four of these vehicles (CDOs) were created primarily to fund the European buyout market, while the fifth is invested in US High yield Bonds (CBO).The Group does not have control over these CDOs/CBO, nor does it bear the significant risks and rewards that are inherent in these assets. The cumulative size of these vehicles at 31 December 2009 was € 1,701 million (2008:€ 1,741 million). The Group’s investment and maximum exposure totals € 28 million (2008: € 30 million). There is no recourse to the Group by third parties in relation to these vehicles. A ‘B’ credit grade(1) is assigned to 93% of the underlying assets. The weighted average life of assets the CDOs/CBO hold is approximately 5 years. The deals are funded with long term financing which consists of approximately 90% rated debt notes and 10% equity. There have been write-downs of assets in these CDOs/CBO of € 20 million. Approximately € 81 million of the CDOs/CBO issued mezzanine and senior debt has been downgraded in 2009. AIB does not provide liquidity lines to asset-backed commercial paper conduits or similar entities.

In addition, AIB Group has acted as an originator and invested in three securitisation vehicles: Causeway Securities p.l.c.; Clogher Securities Limited; and Wicklow Gap Limited. These securitisations support the funding activities of the Group, and whilst the assets held in the securitisation vehicles have not been derecognised, the investments are eliminated on consolidation. Details on these three SPEs are set out in note 39 to the financial statements.

Stock borrowing and lending

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in trading income.

Employee compensation trusts

AIB and some of its subsidiary companies use trust structures to benefit employees and to facilitate the ownership of the Group’s equity by employees.The Group consolidates these trust structures where the risks and rewards of the underlying shares have not been transferred to the employees. Details of these structures are provided in note 52 of the notes to consolidated financial statements.

(1)	Moody’s public rating or internal AIB credit grade is assigned to the asset where a Moody’s rating is not available.

Notes to the accounts—(Continued)

74 Approval of accounts

The accounts were approved by the Board of Directors on 27 September 2010.

Report of Independent Registered Public Accounting Firm -Consolidated Financial Statements

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited the accompanying consolidated statements of financial position of Allied Irish Banks, p.l.c. and subsidiaries as of 31 December 2009, 2008 and 2007, and the related consolidated income statement, consolidated statements of changes in equity, consolidated statement of comprehensive income and consolidated statements of cash flows for each of the years in the three-year period ended 31 December 2009, the critical estimates and assumptions, accounting policies, financial risk management and the related notes to the consolidated financial statements.

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Irish Banks p.l.c. and subsidiaries as of 31 December 2009, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2009, in conformity with International Financial Reporting Standards as issued by the IASB and subsequently adopted by the EU.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Allied Irish Banks p.l.c.’s internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 27 September 2010 expressed an unqualified opinion on the effectiveness of Allied Irish Banks p.l.c.’s internal control over financial reporting.

Chartered Accountants

Dublin, Ireland

27 September 2010

Report of Independent Registered Public Accounting Firm - Internal Control over Financial Reporting

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited Allied Irish Banks, p.l.c.’s internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Allied Irish Banks, p.l.c.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in item 15(b) in the Company’s 2009 Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Allied Irish Banks, p.l.c. maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Allied Irish Banks p.l.c. and subsidiaries as of 31 December 2009, 2008 and 2007, and the related consolidated statement of income, consolidated statements of changes in equity, consolidated statements of cash flows, consolidated statement of comprehensive income and the related notes to the financial statements, for each of the years in the three-year period ended 31 December 2009, and our report dated 27 September 2010 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Dublin, Ireland

27 September 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED IRISH BANKS, p.l.c. (Registrant)

Date:	September 27, 2010	By:	/S/ BERNARD BYRNE
		Name:	Bernard Byrne
		Title:	Chief Financial Officer

Exhibit Index

Description

Consent of Independent Registered Public Accounting Firm

Exhibit

The Board of Directors

Allied Irish Banks, p.l.c.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our reports dated 27 September 2010 with respect to the consolidated statements of financial position of Allied Irish Banks, p.l.c. and subsidiaries as of 31 December 2009, 2008 and 2007, and the related consolidated income statement, consolidated statements of changes in equity, consolidated statement of comprehensive income and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2009, the critical estimates and assumptions, accounting policies, financial risk management and the related notes to the consolidated financial statements, and the effectiveness of internal control over financial reporting, appearing in this Form 6-K of Allied Irish Banks, p.l.c. in the following Registration Statement:

Form Registration Statement No.

F-3 333-151361

KPMG

Dublin, Ireland

27 September 2010